As filed with the United States Securities and Exchange Commission on July 8, 2015

Registration No. 333-[____]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SF-3

REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

BMW AUTO LEASING LLC
(Depositor of the issuing entities described herein)
(Exact names of registrant as specified in their charters)

Delaware	22-2013053	333-	0001126530
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)	(Commission File Number)	(Central Index Key Number)

FINANCIAL SERVICES VEHICLE TRUST
(Issuer with respect to the SUBI Certificates described herein)
(Exact names of registrant as specified in their charters)

Delaware	51-6518223	333-	0001126525
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)	(Commission File Number)	(Central Index Key Number)

BMW Financial Services NA, LLC
(Exact name of sponsor as specified in its charter)

0001541188
(Central Index Key Number of sponsor)

300 Chestnut Ridge Road Woodcliff Lake, New Jersey 07677 (201) 307-4000	Reed D. Auerbach, Esq. Morgan, Lewis & Bockius LLP 101 Park Avenue New York, New York 10178 (212) 309-6000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)	(Name, address, including zip code, and telephone number, including area code, of agent for service)

From time to time after this registration statement becomes effective.
(Approximate date of commencement of proposed sale to the public)

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box:  ☒

If this Form SF-3 is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form SF-3 is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE
Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit(1)	Proposed maximum aggregate offering price(1)	Amount of registration fee
Asset-Backed Notes	(2)	100%	(2)	$(2)
Special Units of Beneficial Interest Certificates(3)	(4)	(4)	(4)	(4)

(1)	Estimated solely for the purpose of calculating the registration fee.

(2)
The Registrant intends to include unsold securities from its existing registration statement (the “Unsold Securities”) in this Registration Statement and will file an amendment to this Registration Statement to effect such transfer pursuant to Rule 415(a)(6) of the Securities Act. The Registrant reserves its right to elect to rely on Rule 456(c) and 457(s) after it sells all of the Unsold Securities.

(3)
Each Special Unit of Beneficial Interest (“SUBI”) issued by Financial Services Vehicle Trust will constitute a beneficial interest in specified assets of Financial Services Vehicle Trust, including certain leases and the motor vehicles relating to those leases. The SUBIs are not being offered to investors hereunder. Each Special Unit of Beneficial Interest Certificate (the “SUBI Certificate”) issued by Financial Services Vehicle Trust and representing the related SUBI will be transferred to the applicable issuing entity. The SUBI Certificates are not being offered to investors hereunder.

(4)	Not applicable.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

INTRODUCTORY NOTE

THIS REGISTRATION STATEMENT CONTAINS A FORM OF PROSPECTUS RELATING TO A PARTICULAR ISSUING ENTITY OF A SERIES OF ISSUING ENTITIES CREATED FROM TIME TO TIME BY BMW AUTO LEASING LLC, AND THE OFFERING BY OF ASSET BACKED NOTES DESCRIBED IN THE PROSPECTUS.   THE FORM OF PROSPECTUS RELATES ONLY TO THE SECURITIES DESCRIBED THEREIN AND IS A FORM WHICH MAY BE USED BY TOYOTA AUTO FINANCE RECEIVABLES LLC TO OFFER ASSET BACKED NOTES UNDER THIS REGISTRATION STATEMENT.

In addition, if and to the extent required by applicable law, the Prospectus will also be used after the completion of the related offering in connection with certain offers and sales related to market-making transactions in the offered securities.  In order to register under Rule 415 those securities which may be offered and sold in market-making transactions, the appropriate box on the cover page of the registration statement has been checked and the undertakings required by Item 512(a) of Regulation S-K have been included in Item 17 of Part II.

This document is subject to completion and amendment.  We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective.  This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or foreign jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED [________], 20[__]

BMW Vehicle Lease Trust 20[__]-[_]

Issuing Entity

(CIK Number: __)

BMW Auto Leasing LLC

Depositor

(CIK Number: __)

BMW Financial Services NA, LLC

Sponsor, Servicer and Administrator

(CIK Number: __)

$[__________] ASSET-BACKED NOTES

•
The issuing entity’s main sources for payment of the notes will be lease payments generated by a portfolio of retail lease contracts and the proceeds from the sale of the BMW passenger cars and BMW light trucks currently leased under those contracts.

•	SEE “RISK FACTORS” BEGINNING ON PAGE [__] FOR A DISCUSSION OF RISKS THAT YOU SHOULD CONSIDER IN CONNECTION WITH AN INVESTMENT IN THE NOTES.

•
The notes are asset-backed securities and represent the obligations of the issuing entity only and do not represent the obligations of or an interest in the sponsor, the depositor or any of their affiliates.  Neither the notes nor the retail lease contracts are insured or guaranteed by any government agency.  Only the Notes are being offered by this prospectus.

•	Credit enhancement for the notes consists of overcollateralization, the reserve fund, excess cashflow and, in the case of the Class A Notes, subordination of the Class B Notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this prospectus is- truthful or complete.  Any representation to the contrary is a criminal offense.

Notes*	Initial Principal Amount	Interest Rate	Accrual Method	Expected Final Payment Date(1)	Final Scheduled Payment Date	Initial Price to Public	Underwriting Discount	Proceeds to Depositor (2)	Amount of Registration Fee(3)
Class A-1	$[________]	[____]%	Actual/360	[________]	[________]	[____]%	[____]%	[____]%
Class A-2a**	$[________]	[____]%	30/360	[________]	[________]	[____]%	[____]%	[____]%
Class A-2b**	$[________]	LIBOR plus [_]%	Actual/360	[________]	[________]	[____]%	[____]%	[____]%
Class A-3	$[________]	[____]%	30/360	[________]	[________]	[____]%	[____]%	[____]%
Class A-4	$[________]	[____]%	30/360	[________]	[________]	[____]%	[____]%	[____]%
Class B	$[________]	[____]%	30/360	[________]	[________]	[____]%	[____]%	[____]%
Total	$[________]					$[______]	$[_______]	$[_______]
(1)	Based on the assumptions set forth under the heading “Weighted Average Lives of the Notes.”
(2)	Before deducting expenses expected to be $[_______].
(3)	This Form SF-3 registers an unspecified amount of securities of each identified class of securities. The issuer is relying on Rules 456(c) and 457(s).

*  [Note:  The number of Classes, Interest Rate and Accrual Method are for illustrative purposes only.  In a particular transaction there may be more or fewer classes (i) offered (ii) bearing fixed rates or interest rates based on LIBOR and (iii) with specified Accrual Periods.]

** [Note: For illustrative purposes, the prospectus contemplates that the Class 2a Notes and the Class 2b Notes will be paid principal on a pro rata basis and the amount of principal allocated to each such Class will be determined at the time of pricing.  In a particular transaction none or different classes of notes may be paid principal on a pro rata basis.]

The issuing entity will pay interest and principal on the notes on the [20]th day of each month (or, if the [20]th day is not a business day, the next business day). The first payment date, which is the first expected distribution date for purposes of Item 1102(g) of Regulation AB, will be [________], 20[__].

 The notes will not be listed on any securities exchange.  Currently, there is no public market for the notes.

We expect that delivery of the notes, in book-entry form, will be made to investors through The Depository Trust Company against payment in immediately available funds, on or about [________], 20[__].

Neither the SEC nor any state securities commission has approved or disapproved the securities or determined whether this prospectus is accurate or complete.  Any contrary representation is a criminal offense.

The trust will be relying on an exclusion or exemption from the Investment Company Act of 1940, as amended, contained in [rule 3a-7] under the Investment Company Act of 1940, as amended, although there may be additional exclusions or exemptions available to the trust.  The trust is being structured so as not to constitute a “covered fund” for purposes of the Dodd-Frank Act (as defined in this prospectus).

Underwriters

[________]	[________]	[________]
Co-Managers
[________]	[________]
[________], 20[___]

TABLE OF CONTENTS

Page
Summary of Transaction	1
Summary of Monthly Deposits to and Withdrawals From Accounts*	2
Summary of Monthly Distributions of Available Amounts*	3
Summary of Terms	4
Risk Factors	23
Defined Terms	46
Overview of the Transaction	46
The Issuing Entity	47
Formation	47
Property of the Issuing Entity	48
Capitalization of the Issuing Entity	49
The Depositor	49
The Sponsor, Administrator and Servicer	50
General	50
Securitization Experience	51
Servicing Experience	51
Credit Risk Retention	52
Repurchase Requests	53
Affiliations and Related Transactions	53
The Owner Trustee and the Indenture Trustee	54
[________]	54
[________]	54
Asset Representations Reviewer	55
The Vehicle Trust and the Vehicle Trustee	56
General	56
The UTI Beneficiary	57
The Vehicle Trustee	57
Lease Origination and the Titling of Leased Vehicles	59
BMW FS’s Lease Financing Program	59
General	59
Underwriting	59
Servicing	61
Physical Damage and Liability Insurance; Additional Insurance Provisions	61
Contingent and Excess Liability Insurance	61
Leased Vehicle Maintenance	62
Remarketing	63
End of Lease Term; Vehicle Disposition	63
Extensions and Pull-Ahead Program	64
Like-Kind Exchange Program	64
The SUBI	65
General	65
Transfers of the SUBI Certificate	66
The Specified Leases	66
General	66
Representations, Warranties, Covenants and Modifications	68
Characteristics	69
[Asset Level Data about the Specified Leases	74
Determination of Residual Values	74
Calculation of the Securitization Value of the Specified Leases	75

Delinquencies, Repossessions and Loss Information	76
Static Pools	78
Pool Underwriting	78
Review of Pool Assets	79
Description of the Notes	80
General	80
Fixed Rate Notes	80
Floating Rate Notes	81
Interest	82
Principal	82
Repurchase Obligation	84
Asset Representations Review	84
Dispute Resolution for Repurchase Request.	86
Indenture	87
Notices	87
Governing Law	88
Definitive Securities	88
Book-Entry Registration	88
Payments on the Notes	92
Determination of Available Funds	92
Priority of Payments	92
The Certificates	94
Credit Enhancement	94
Overcollateralization	95
Reserve Fund	95
Excess Cashflow	96
[Cash Deposits]	96
Maturity, Prepayment and Yield Considerations	96
Weighted Average Lives of the Notes	97
Note Factors	104
Use of Proceeds	104
Where You Can Find More Information About Your Notes	104
Description of the Transaction Documents	105
Transfer, Assignment and Pledge of the SUBI Certificate	105
Representations and Warranties	105
Accounts	106
Collections	108
Advances	108
Servicing Compensation	109
Net Deposits	110
Optional Purchase	110
Termination	110
Investor Communication	111
Sales Proceeds and Termination Proceeds	111
Realization Upon Charged-off Leases	113
Extensions and Pull-Ahead Program	113
Notification of Liens and Claims	113
The Indenture	113
Duties of the Vehicle Trustee, the Owner Trustee and the Indenture Trustee	120
Fees and Expenses	121
Servicing Procedures	122
Custody of Lease Documents and Certificates of Title	122
Insurance on the Leased Vehicles	123
Statements to Noteholders	123
Evidence as to Compliance	124
Certain Matters Regarding the Servicer	125

Servicer Defaults	125
Rights Upon Servicer Default	126
Removal of Servicer	127
Insolvency Event	127
Administration Agreement	127
Amendment	129
Notes Owned by the Issuing Entity, the Depositor, the Servicer and their Affiliates	130
[Termination Date	131
Modifications and Amendment of the [Swap][Cap] Agreement	131
Default Under the Swap Agreement	131
Termination Events	132
Early Termination of the [Swap][Cap] Agreement	132
Certain Legal Aspects of the Vehicle Trust and the SUBI	132
The Vehicle Trust	132
The SUBI	134
Insolvency-Related Matters	134
Dodd Frank Orderly Liquidation Framework	136
Certain Legal Aspects of the Leases and the Leased Vehicles	138
Back-up Security Interests	138
Vicarious Tort Liability	139
Repossession of Specified Vehicles	141
Deficiency Judgments	141
Consumer Protection Laws	141
Other Limitations	143
Legal Proceedings	143
Material Income Tax Consequences	143
Tax Characterization of the Trust	144
Treatment of the Notes as Indebtedness	144
Possible Alternative Characterization	145
Tax Status of the Vehicle Trust	145
Interest Income to U.S. Noteholders	146
Sale or Exchange of Notes by U.S. Noteholders	146
Recently Enacted Legislation – Medicare Tax	146
Non-U.S. Note Owners	147
FATCA Withholding	148
Information Reporting and Backup Withholding	148
State and Local Tax Considerations	149
ERISA Considerations	149
Prohibited Transactions	149
“Look-through” Rule under the Plan Assets Regulation	149
Treatment of Notes as Debt	150
Ratings of the Notes	150
Plan of Distribution	150
Notice to Investors	152
Legal Opinions	154
Index of Principal Terms	155

APPENDIX A - Static Pool Information	Ap-A-1

ANNEX A - Global Clearance, Settlement and Tax Documentation Procedures	A-1

APPENDIX B - Assumed Cashflows	B-1

v

Important Notice About Information Presented in this
Prospectus

We have started with an introductory section describing the trust and the notes in abbreviated form, followed by a more complete description of the terms.  The introductory section is the Summary of Terms, which gives a brief introduction to the notes to be offered.

Cross-references are included in this prospectus which direct you to more detailed descriptions of a particular topic.  You can also find references to key topics in the Table of Contents beginning on page ii in this prospectus.  The information set forth in Appendix A, Appendix B and Annex A is deemed to be a part of this prospectus.

The Securities and Exchange Commission (which we refer to in this prospectus as the “SEC”) allows us to “incorporate by reference” information filed with it by BMW Auto Leasing LLC on behalf of a trust, which means that we can disclose important information to you by referring you to those documents.  BMW Auto Leasing LLC has met the registration requirements of General Instruction I.A.1 of Form SF-3.  The information incorporated by reference is considered to be part of this prospectus.  Information that we file later with the SEC will automatically update the information in this prospectus.  In all cases, you should rely on the later information over different information included in this prospectus.  We incorporate by reference any future annual, monthly or special SEC reports and proxy materials filed by or on behalf of the issuing entity until we terminate our offering of the notes by that trust.

In making your investment decision, you should rely only on the information contained or incorporated by reference in this prospectus.  We and the underwriters have not authorized anyone to provide you with any other information.  If you receive any other information, you should not rely on it.

We and the underwriters are offering to sell the notes only in places where offers and sales are permitted.

You should not assume that the information contained or incorporated by reference in this prospectus is accurate as of any date other than the date on the front cover of this prospectus.

Whenever we use words like “intends,” “anticipates” or “expects” or similar words in this prospectus, we are making a forward-looking statement, or a projection of what we think will happen in the future.  Forward-looking statements are inherently subject to a variety of circumstances, many of which are beyond our control and could cause actual results to differ materially from what we anticipate.  Any forward-looking statements, including under “Ratings,” “The Sponsor, Administrator and Servicer—Securitization Experience,” “Like-Kind Exchange Program,” “Weighted Average Lives,” and “Appendix B” in this prospectus speak only as of the date of this prospectus.  We do not assume any responsibility to update or review any forward-looking statement contained in this prospectus to reflect any change in our expectation about the subject of that forward-looking statement or to reflect any change in events, conditions or circumstances on which we have based any forward-looking statement.

Copies of the Documents

You may receive a free copy of any or all of the documents incorporated by reference in this prospectus if:

•	you received this prospectus and

•	you request such copies from BMW Auto Leasing LLC, the address of which is 300 Chestnut Ridge Road, Woodcliff Lake, New Jersey 07677 and its telephone number is (201) 307-4000.

This offer only includes the exhibits to such documents if such exhibits are specifically incorporated by reference in such documents.  You may also read and copy these materials at the public reference facilities of the SEC in Washington, D.C. located at 100 F Street, N.E., Washington, D.C.  20549 (telephone 1-800-732-0330).

Summary of Transaction

This chart provides only a simplified overview of the relations between the key parties to the transaction.  Refer to this prospectus for a further description.

BMW Centers
Proceeds to purchase leases and leased vehicles
Leases and leased vehicles
BMW Financial Services NA, LLC (Servicer/Sponsor/Administrator)
Services Vehicle Trust Assets
Financial Services Vehicle Trust (Origination Trust)
UTI Certificate
SUBI Certificate
BMW Manufacturing L.P. (UTI Beneficiary)
SUBI Certificate
BMW Auto Leasing LLC (Depositor)
Class A Notes
Underwriters/ Class A Noteholders
SUBI Certificate
Class A Notes Certificate
BMW Vehicle Lease Trust 20[__]-[__] (Issuing Entity)
Pledge of Issuing Entity's Estate
[____________] (Indenture Trustee)

- The special unit of beneficial interest, or SUBI, represents a beneficial interest in specific Vehicle Trust Assets.
- The SUBI represents a beneficial interest in a pool of closed-end BMW vehicle leases and the related BMW leased vehicles.

Summary of Monthly Deposits to and Withdrawals From Accounts*

*	This chart provides only a simplified overview of the monthly flow of funds. Refer to this prospectus for a further description.

Summary of Monthly Distributions of Available Amounts*
(Prior to an Acceleration of the Maturity of the Notes)

*	This chart provides only a simplified overview of the monthly flow of funds. Refer to this prospectus for a further description.
[**	The number of classes of notes and payment priorities are for illustrative purposes only. In a particular transaction the number of classes and payment priorities of any class of notes may differ.]

Summary of Terms

The following summary contains a brief description of the terms of the offering of the notes.  You will find a more detailed description following this summary.  You should carefully read and consider this entire document, including any documents incorporated by reference to understand all of the terms of the offering of the notes before making your investment decision.  .

RELEVANT PARTIES

Issuing Entity	BMW Vehicle Lease Trust 20[__]-[_], which we refer to as the “issuing entity” or the “trust”, is a Delaware statutory trust. The issuing entity will be established by the trust agreement.

Depositor	BMW Auto Leasing LLC. The depositor’s address and phone number are 300 Chestnut Ridge Road, Woodcliff Lake, New Jersey 07677, (201) 307-4000.

Sponsor, Seller, Servicer and Administrator	BMW Financial Services NA, LLC, which we refer to as “BMW FS.” The sponsor’s address and phone number are 300 Chestnut Ridge Road, Woodcliff Lake, New Jersey 07677, (201) 307-4000.

Indenture Trustee	[______________________________].

Owner Trustee	[____________________].

Originator and Vehicle Trust (and issuing entity with respect to the SUBI Certificate)	Financial Services Vehicle Trust, a Delaware statutory trust.

Vehicle Trustee	BNY Mellon Trust of Delaware.

UTI Beneficiary	BMW Manufacturing L.P.

Asset Representations Reviewer
The Asset Representations Reviewer is not and will not be affiliated with any of the issuing entity, depositor, sponsor, indenture trustee, the owner trustee or any of their affiliates and has not been, and is not affiliated with any party that has been hired by the sponsor or any underwriter to perform pre-closing due diligence work on the specified leases.  The principal executive office of the asset representations reviewer are located at [______].  Its telephone number is [________] and its facsimile number is [______].

[Swap Counterparty
[If applicable the swap counterparty will be identified in the prospectus and the applicable disclosure regarding the swap counterparty’s name, organizational form, the general character of its business and any required financial disclosure will be included]].

[Interest Rate Cap Agreement Counterparty
[If applicable the cap counterparty will be identified in the prospectus and the applicable disclosure regarding the interest rate cap agreement counterparty’s name, organizational form, the general character of its business and any required financial disclosure will be included]].

RELEVANT AGREEMENTS

Indenture	The indenture between the issuing entity and the indenture trustee. The indenture provides for the terms relating to the notes.

Trust Agreement
The trust agreement, as amended and restated, between the depositor and the owner trustee.  The trust agreement governs the creation of the issuing entity and provides for the terms relating to the certificates.

Servicing Agreement
The basic servicing agreement between the servicer and the vehicle trust, as supplemented by the servicing agreement among the vehicle trust, the UTI Beneficiary and the servicer.  The servicing agreement governs the servicing of the leases and the leased vehicles by the servicer.

Administration Agreement
The administration agreement among the administrator, the depositor, the issuing entity and the indenture trustee.  The administration agreement governs the provision of reports by the administrator and the performance by the administrator of other administrative duties for the issuing entity.

SUBI Trust Agreement
Collectively, the vehicle trust agreement, as amended and restated, between BMW Manufacturing L.P. and the vehicle trustee, which governs the vehicle trust, and the SUBI supplement thereto between BMW Manufacturing L.P. and the vehicle trustee, under which the SUBI is issued.

SUBI Certificate Transfer Agreement	The SUBI certificate transfer agreement between BMW Manufacturing L.P. and the depositor, under which the SUBI certificate is conveyed to the depositor.

Issuer SUBI Certificate Transfer Agreement
The issuer SUBI certificate transfer agreement between the depositor and the issuing entity, under which the depositor’s right, title and interest in the SUBI certificate is transferred to the issuing entity.

Asset Representations Reviewer Agreement	The asset representations review agreement between the asset representations reviewer and the issuing entity.

[Swap Agreement	The swap agreement between the issuing entity and the swap counterparty.]

[Interest Rate Cap Agreement	The interest rate cap agreement between the issuing entity and the cap counterparty.]

RELEVANT DATES

Closing Date	Expected to be [___________], 20[__].

Cutoff Date	The cutoff date for the specified leases and related

specified leased vehicles allocated to the 20[__]-[_] SUBI on the closing date and for the statistical pool is the close of business on [___________], 20[__].

Collection Period
For any payment date other than the initial payment date, the month immediately preceding the month in which the related payment date occurs.  The collection period for the [___________], 20[__] payment date will begin on [___________], 20[__] and end on [___________], 20[__].

Payment Dates
The trust will pay interest and principal on the notes on the 20th day of each month with amounts received during the immediately preceding collection period, less amounts, if any, due to the servicer and the asset representations reviewer, and other amounts available for such purpose on deposit in the applicable trust accounts. If the 20th day of the month is not a business day, payments on the notes will be made on the next business day.  The date that any payment is made is called a payment date.  The first payment date is expected to be [___________], 20[__].

Final Scheduled Payment Dates	The final principal payment for each class of notes is due and payable on the final scheduled payment date indicated for each class of notes on the cover of this prospectus.

Expected Final Payment Dates
The final principal payment for each class of notes is expected to be made on the applicable expected final payment date specified on the front cover of this prospectus.  However, due to a variety of factors described herein, there can be no assurance that your class of notes will not actually be paid in full on an earlier or on a later payment date.  We refer you to “Risk Factors” in this prospectus for discussions of certain of these factors.

Record Date
So long as the notes are in book-entry form, the issuing entity will make payments on the notes to the holders of record at the close of business on the business day immediately preceding the payment date or redemption date, as applicable.  If the notes are issued in definitive form, the record date will be the last business day of the month preceding the payment date or the redemption date, as applicable.

DESCRIPTION OF THE ASSETS OF THE ISSUING ENTITY

Assets
The primary assets of the issuing entity will consist of the SUBI certificate, which represents the beneficial interest in a pool of closed-end BMW leases, the related BMW leased vehicles and related assets, including the right to receive monthly payments under the specified leases and the amounts realized from sales of the related specified vehicles, together with amounts in various accounts, including a reserve fund.

The information presented in this prospectus relates to a statistical portfolio of specified leases and the related specified vehicles as of the cutoff date.  The statistical portfolio of the specified leases and leased vehicles presented in this prospectus is based on a statistical portfolio of [_________] leases and the related leased vehicles.  The actual pool of leases and the related leased vehicles allocated to the 20[__]-[_] SUBI on the closing date will vary from those included in the statistical pool because leases and related leased vehicles will be removed from the pool of SUBI assets because the actual discount rate is less than the statistical discount rate as discussed below.  Any variance between the characteristics of the statistical portfolio described in this prospectus and the actual pool as of the closing date will not be material.

As of the cutoff date, the statistical portfolio of the specified leases presented in this prospectus had the following characteristics:

  the aggregate securitization value, based on a  securitization rate calculated using the statistical discount rate, of the specified leases was $[___________];
  the discounted aggregate residual value of the specified leases being financed was $[_____________] (which is approximately [____]% of the aggregate securitization value);
  the weighted average original term to maturity of the specified leases was $[__] months; and
  the weighted average remaining term to maturity of the specified leases was $[____] months.

BMW FS does not consider any of the specified leases to be exceptions to its underwriting standards.

For more information regarding BMW FS’s underwriting standards see “BMW FS’s Lease Financing Program—Underwriting” in this prospectus.

The securitization value of the specified leases will equal the sum of (i) the present value of the remaining monthly payments payable under the specified leases and (ii) the present value of the residual values of the related specified vehicles, each determined using a discount rate equal to the securitization rate.  The residual value of each specified vehicle will be the lesser of (x) the residual value as determined by the Automotive Lease Guide at the time the related lease contract was originated and (y) the residual value as provided by the Automotive Lease Guide in

[__________].  The “securitization rate” for any specified lease and the related specified vehicle is an annualized rate that is the greater of (a) the imputed interest rate for such specified lease and (b) a discount rate of [____]%.  For purposes of presenting the pool information in this prospectus, the securitization rates have been calculated using a statistical discount rate of [____]%.

Review of Pool Assets
In connection with the offering of the notes, the depositor has performed a review of the specified leases and certain disclosure in this prospectus relating to the specified leases and has concluded that it has reasonable assurance that such disclosure is accurate in all material respects, as described under “Review of Pool Assets” below.

As described in “BMW FS’s Lease Financing Program—Underwriting,” under BMW FS’s origination process, credit applications are evaluated when received and are either automatically approved, automatically rejected or forwarded for review by a BMW FS credit buyer with appropriate approval authority.  The BMW FS credit buyer reviews each such application through the use of a system of rules and scorecards, including an evaluation of the customer demographics, income and collateral, review of a credit bureau report, use of internet verification tools and a review of the applicant’s credit score based on a combination of their credit bureau score and BMW FS’s own internal credit scoring process.  [___] specified leases in the statistical pool, having an aggregate principal amount of approximately $[________] (approximately [___]% of the aggregate securitization value of the specified leases in the statistical portfolio as of the cutoff date) were automatically approved.  BMW FS determined that whether a specified lease was accepted automatically by BMW FS’s electronic credit decision system or was accepted following review by a BMW FS credit buyer was not indicative of the quality of the related specified lease.  No completed applications for specified leases in the statistical pool were automatically rejected.  No specified leases in the statistical pool were originated with exceptions to BMW FS’s underwriting guidelines.

The SUBI Certificate
On the closing date, the vehicle trust will issue a special unit of beneficial interest, which is also called a SUBI, which will constitute a beneficial interest in the specified leases and the related specified vehicles.

The SUBI certificate will evidence a beneficial interest in the SUBI assets, and not a direct ownership interest in those SUBI assets. The SUBI assets are the specified leases and specified vehicles. By holding the SUBI certificate, the issuing entity will be entitled to receive an amount equal to all payments made in respect of the SUBI assets.

The SUBI certificate will be transferred to the issuing entity on the closing date. The SUBI certificate is not being offered to you under this prospectus.

The SUBI certificate will not evidence an interest in any vehicle trust assets other than the SUBI assets, and payments made on or in respect of all other vehicle trust assets will not be available to make payments on the notes or the certificates.

For more information regarding the issuing entity’s property, see “The Issuing Entity—Property of the Issuing Entity,” “The SUBI” and “The Specified Leases” in this prospectus.

Removal of Assets
The servicer may be required to reallocate from the 20[__]-[_] SUBI certain leases and leased vehicles if, among other things, (i) there is a breach of the representations and warranties relating to those leases or leased vehicles and such breach materially and adversely affects the interests of the issuing entity and such breach is not timely cured or (ii) the servicer extends a lease so that it matures later than the last day of the collection period preceding the final scheduled payment date of the latest maturing class of notes.  In addition, the servicer may purchase any leased vehicle for which the related lease has reached its maturity date pursuant to the terms of the servicing agreement.

For more information regarding the lease and leased vehicle representations and warranties and the remedies for breach see “The Specified Leases—Representations, Warranties, Covenants and Modifications” in this prospectus.

Asset Representations Review
The asset representations reviewer will perform a review of certain specified leases for compliance with the representations made with respect to such specified leases if:
  a delinquency trigger for the specified leases is reached, and a required amount of noteholders vote to direct the review.
The asset representations reviewer is not and will not be affiliated with any of the sponsor, depositor, servicer, indenture trustee, owner trustee or any of their respective affiliates, and has not performed, and is not affiliated with any party hired by the sponsor or any underwriter to perform pre-closing due diligence work on the specified leases.

For more information regarding the asset representations review see “The Specified Leases—

Asset Representations Review” in this prospectus.
Repurchase Dispute Resolution
If a request is made for the reallocation of a specified lease due to a breach of a representation or warranty, and the request is not resolved within 180 days of receipt of such request, the party submitting the request will have the right to refer the matter to either arbitration or mediation.

 For more information regarding the dispute resolution see “The Specified Leases—Dispute Resolution for Reallocation Requests” in this prospectus.

[Credit Risk Retention
NOTE: the form and detailed disclosure regarding the [5]% risk retention [horizontal;/vertical/combination and associated fair value calculations] will be included in issuances on and after December 24, 2016 when the risk retention rules become effective.  See “The Sponsor, Administrator and Servicer––Credit Risk Retention” in this prospectus for a discussion of risk retention rules that will apply in the future.]

DESCRIPTION OF THE NOTES
General
The notes consist of:
  the Class A-1 Notes,
  the Class A-2a Notes and Class A-2b Notes (together, the “Class A-2 Notes”), the Class A-3 Notes,
  the Class A-4 Notes, (collectively the “Class A Notes”), and the Class B Notes.
The initial principal amount of each class of notes is specified on the front cover of this prospectus [except that the allocation of the aggregate initial principal amount of the Class A-2a Notes and the Class A-2b Notes will be determined at the time of pricing.

The issuing entity will also issue certificates representing the equity interest in the issuing entity.  The certificates will initially be held by the depositor.  The depositor currently does not expect to sell the certificates, but is not prohibited from doing so.  The depositor is not offering the certificates by this prospectus.  Any information in this prospectus relating to the certificates is presented solely to provide you with a better understanding of the notes.

Terms of the Notes
In general, noteholders will receive payments of interest and principal from the issuing entity only to the extent that collections from trust assets are sufficient to make those payments.  Collections from trust assets will be divided among the various classes of notes in specified proportions.  The issuing entity will pay interest and principal to noteholders of record as of the preceding record date.

The Class A Notes will be the “controlling class” under the indenture while any Class A Notes are outstanding.  After the Class A Notes have been paid in full, the Class B Notes will be the controlling class.

Interest.  The interest rate for each class of notes (other than the Class A-2b Notes) will be a fixed rate, as set forth on the cover of this prospectus.  The interest rate for the Class A-2b Notes will be a floating rate equal to one-month LIBOR plus the applicable spread set forth on the cover page to this prospectus.

The Class A-1 Notes and Class A-2b Notes will accrue interest on an actual/360 basis from (and including) the previous payment date to (but excluding) the next payment date, except that the first interest accrual period will be from (and including) the closing date to (but excluding) the initial payment date.  This means that the interest due on each payment date will be the product of:

the outstanding principal amount of the related class of notes, the related interest rate, and

  the actual number of days from (and including) the previous payment date (or, in the case of the first payment date, the actual number of days from (and including) the closing date) to (but excluding) the current payment date, divided by 360.

The Class A-2a Notes, Class A-3 Notes, Class A-4 Notes and Class B Notes will accrue interest on a 30/360 basis from (and including) the 20th day of each calendar month to (but excluding) the 20th day of the succeeding calendar month except that the first interest accrual period will be from (and including) the closing date to (but excluding) the initial payment date. This means that the interest due on each payment date will be the product of:

the outstanding principal amount of the related class of notes, the related interest rate, and
30 (or, in the case of the first payment date, the number of days from (and including) the closing date to (but excluding) the initial payment date (assuming a 30-day calendar month)) divided by 360.
Each class of Class A Notes will be entitled to interest at the same level of priority with all other classes of

Class A Notes.  If the noteholders of any class of Notes do not receive all interest owed to them on a payment date, the issuing entity will make payments of interest on later payment dates to make up the shortfall together with interest on those amounts, to the extent lawful and to the extent funds from specified sources are available to cover the shortfall.  If the full amount of interest due on the controlling class of notes is not paid within five business days of a payment date, an event of default also will occur which may result in acceleration of the notes.

Principal.  The trust generally will pay principal sequentially to the earliest maturing class of Class A Notes then outstanding until that class is paid in full (principal to the Class A-2a Notes and Class A-2b Notes will be paid pro rata, based on the outstanding principal amount of those classes of notes, until each such class is paid in full) and then to the Class B Notes, until the Class B Notes are paid in full.

[NOTE: This priority of principal payments is for illustrative purposes only.  More, different or fewer classes of notes may pay principal pro rata with another class, or all of the classes may pay principal sequentially.]

Priority of Payments
From collections collected or received in respect of the SUBI assets during the related collection period and, in the event of a shortfall in making the payments described in clauses 1 through 4, from amounts withdrawn from the reserve fund, the issuing entity will pay the following amounts on each payment date in the following order of priority:

1. to the servicer, the payment date advance reimbursement,
2. to the servicer its respective fees and all unpaid fees from prior collection periods.

3.     to the asset representations reviewer the fees, expenses and indemnities due and woing under the asset represenations review agreement, which have not been previously paid, up to a maximum of $[_____] per [month][year].

4.     [pro rata, based on the aggregate outstanding principal amount of the Class A Notes and the amount of any swap termination payment and swap payment due and payable by the issuing entity to the swap counterparty under this clause (3): (i) t][T]o the note distribution account, for distribution to the Class A Notes, the accrued interest on the Class A Notes [, (ii) to the swap counterparty, the amount of any termination payment due to the swap counterparty under the swap agreement due to a swap termination resulting from a payment default by the issuing entity or the insolvency of the issuing entity; provided, that if any amounts allocable to the Class A Notes are not needed to pay the Class A Noteholders’ accrued and unpaid interest as of such payment date, such amounts will be applied to pay the portion, if any, of any swap termination payment referred to above remaining unpaid, and (iii) to the swap counterparty, the amount of interest at [____]% due to the swap counterparty under the swap agreement],

5.    to the note distribution account, the “first priority principal distribution amount”, which will generally be an amount equal to the excess of the aggregate outstanding amount of the Class A Notes over the aggregate securitization value as of the last day of the related collection period, which amount will be allocated to pay principal on the Class A Notes in the order of priority under “Distributions from the Note Distribution Account” and “Acceleration of the Notes; Change in Priority of Distribution upon Acceleration of the Notes or Liquidation of the Assets of the Issuing Entity” below,

6. to the note distribution account, for distribution to the Class B Notes, the accrued interest on the Class B Notes,

7.    to the note distribution account, the “second priority principal distribution amount”, which will generally be an amount equal to (i) the excess of the aggregate outstanding amount of the Class A Notes and Class B Notes over the aggregate securitization value as of the last day of the related collection period minus (ii) the first priority principal distribution amount, which amount will be allocated to pay principal on the Class B Notes in the order of priority under “Distributions from the Note Distribution Account” and “Acceleration of the Notes; Change in Priority of Distribution upon Acceleration of the Notes or Liquidation of the Assets of the Issuing Entity” below,

8.    to the reserve fund, the amount, if any, necessary to cause the amount on deposit in the reserve fund to equal the reserve fund requirement, which is [__]% of the aggregate securitization value of the specified leases as of the applicable cutoff date or, on any payment date occurring on or after the date on which the aggregate principal amount of the notes has been reduced to zero, zero,

9. to the note distribution account, the “regular principal distribution amount”, which will generally be an amount equal to the excess of:

  the aggregate outstanding amount of the notes over
  the excess of (i) the aggregate securitization value over (ii) the overcollateralization target amount (as described below); provided, that the amount will be reduced by any amounts previously deposited in the note distribution account pursuant to clause (4) above; which amount will be allocated to pay principal on the notes in the order of priority under “Distributions from the Note Distribution Account” and “Acceleration of the Notes; Change in Priority of Distribution upon Acceleration of the Notes or Liquidation of the Assets of the Issuing Entity” below,

10.  to the indenture trustee, the owner trustee[, the swap counterparty] and the asset representations reviewer, pro rata based on amounts due, their respective fees, expenses or indemnities to the extent not paid by the servicer, in its capacity as administrator, [and ]all unpaid fees, expenses or indemnities from prior collection periods to the extent not otherwise paid by the servicer, in its capacity as administrator [and swap termination payments due to the swap counterparty not payable in clause (ii) of clause (4) above], and

11. to the holders of the certificates, all remaining amounts.

On the final scheduled payment date of any class of notes, the amount required to be allocated to the note distribution account will include the amount necessary to reduce the principal amount of that class of notes to zero.

The “overcollateralization target amount” is equal to (i) with respect to any payment date on or prior to the date on which the outstanding principal amount of the Class A-2 Notes is paid in full, [___]% of the aggregate securitization value of the specified leases as of the [applicable] cutoff date and (ii) with respect to any payment date after the date on which the outstanding principal amount of the Class A-2 Notes is paid in full, [___]% of the aggregate securitization value of the specified leases as of the [applicable] cutoff date.

Distributions from the Note Distribution Account	From deposits made to the note distribution account, the issuing entity will generally pay principal on the notes in the following order of priority:
to the Class A-1 Notes until they are paid in full,
to the Class A-2a Notes and Class A-2b Notes,

pro rata, based on the outstanding principal amounts of those classes of notes, until each such class is paid in full, to the Class A-3 Notes until they are paid in full,
  to the Class A-4 Notes until they are paid in full, and
  to the Class B notes until they are paid in full.

Acceleration of the Notes; Change in Priority of Distribution upon Acceleration of the Notes or Liquidation of the Assets of the Issuing Entity
Following the occurrence of any of the following events of default, the indenture trustee (at the direction of the holders of a majority of the aggregate outstanding amount of the controlling class of notes) may accelerate the notes to become immediately due and payable:

a default for five days or more in payment of interest on the notes;
a default in the payment of principal of any note on its final scheduled payment date or redemption date;

  a default in the observance or performance of any covenant or agreement of the issuing entity or breach of any representation or warranty of the issuing entity (that is not cured or eliminated) under the indenture or in connection therewith; or

  an insolvency or a bankruptcy with respect to the issuing entity;
provided that a delay in or failure of performance referred to under the first bullet point above for a period of 45 days or less, under the second bullet point above for a period of 60 days or less or under the third bullet point above for a period of 120 days or less, will not constitute an event of default if that failure or delay was caused by a force majeure or other similar occurrence.

See “Payments on the Notes” and “Description of the Transaction Documents—Indenture—Indenture Defaults and Remedies” in this prospectus.

Also, upon an event of default and acceleration of the notes, the indenture trustee may liquidate or sell the assets of the issuing entity; provided that if such event of default is not caused by a failure to pay interest or principal, then at least one of the following conditions must be met:

the proceeds of the sale or liquidation of the trust assets would be sufficient to repay the noteholders in full;
  100% of the noteholders of the controlling class consent to such sale or liquidation; or
  the indenture trustee has determined pursuant to the provisions of the indenture that the assets of the issuing entity will be insufficient to continue to make all required payments of principal and interest on the notes when due and payable, and noteholders holding at least 66-2/3% of the aggregate principal amount of the controlling class of notes outstanding consent to such sale or liquidation.

Following the acceleration of the notes or the liquidation of the assets of the issuing entity, the issuing entity will pay principal first, to the Class A-1 Notes until the Class A-1 Notes are paid in full, second, to the Class A-2a Notes, Class A-2b Notes, Class A-3 Notes and Class A-4 Notes, pro rata, based on the outstanding principal amounts of those classes of notes, until each such class is paid in full, and third, to the Class B Notes until the Class B Notes are paid in full.

Following the occurrence of an event of default that has not resulted in an acceleration of the notes, no change will be made in the priority of payments on the notes on each payment date.

Minimum Denominations, Registration, Clearance and Settlement
The notes of each class shall be issued in U.S. Dollars in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.  The notes will be issued in book-entry form and will be registered in the name of Cede & Co., as the nominee of The Depository Trust Company, the clearing agency.

Optional Purchase
The servicer may, at its option, purchase the interest in the 20[__]-[_] SUBI evidenced by the SUBI certificate from the issuing entity on any payment date if, either before or after giving effect to any payment of principal required to be made on such payment date, the note balance is less than or equal to 5% of the initial aggregate principal amounts of the notes.

We refer you to “Description of the Transaction Documents—Optional Purchase” in this prospectus for more detailed information.
Credit Enhancement
Credit enhancement is intended to protect you against losses and delays in payments on your notes by absorbing credit losses on the leases, residual losses on the related leased vehicles and other shortfalls in cash flows.  The available credit enhancement is limited.  Losses on the leases and related leased vehicles in excess of available credit enhancement will not result in a writedown of the principal amounts of the notes.  Instead, if losses on the leases and related leased vehicles exceed the amount of available credit enhancement, the amount available to make payments on the notes will be reduced to the extent of such losses.

The credit enhancement for the notes will include:

overcollateralization, the reserve fund, in the case of the Class A Notes, subordination of the Class B Notes, and excess cashflow.

If the credit enhancement is not sufficient to cover all amounts payable on the notes, notes having a later final scheduled payment date generally will bear a greater risk of loss than notes having an earlier final scheduled payment date. See “Risk Factors—Because the issuing entity has limited assets, there is only limited protection against potential losses,” “Risk Factors—Payment priorities increase risk of loss or delay in payment to certain notes” and “Payments on the Notes” in this prospectus.

Overcollateralization. Overcollateralization represents the amount by which the aggregate securitization value of the specified leases exceeds the aggregate principal amount of the notes outstanding.  Overcollateralization will be available to absorb credit losses on the leases and residual losses on the related leased vehicles that are not otherwise covered by excess cashflow, if any.  The sum of the aggregate securitization value of the specified leases as of the [applicable] cutoff date is expected to exceed the initial aggregate principal amount of the notes by approximately [_____]% of the aggregate securitization value of the specified leases as of the [applicable] cutoff date.  Clause 8 in the “Priority of Distributions” above results in the application of all remaining funds, including any excess cashflow, to achieve and maintain overcollateralization at the overcollateralization target amount.  This application will result in the payment of more principal on the notes so long as these amounts are available for this purpose.  As the principal amounts of the notes is reduced faster than the reduction in the aggregate securitization value of the specified leases, credit enhancement in the form of additional overcollateralization is created.

Reserve Fund. As an additional source of credit enhancement, the depositor will establish a reserve fund.

On each payment date, the issuing entity will use funds in the reserve fund to cover shortfalls in payments due to the servicer and interest, the first priority principal distribution amount and the second priority distribution amount required to be paid on the notes.

The reserve fund will be funded as follows:
  on the closing date, the depositor will make an initial deposit to the reserve fund of an amount equal to [___][% of the aggregate securitization value of the specified leases as of the cutoff date; and
  on each payment date, amounts needed to increase the reserve fund balance to the required reserve fund balance will be deposited into the reserve fund after payments of higher priority have been made.
On each payment date, after all required distributions have been made, the amount on deposit in the reserve fund in excess of the reserve fund requirement will be released to the certificateholder.

Subordination of Principal and Interest.  Payments of interest on the Class B Notes will be subordinated to payments of interest on the Class A Notes and certain other payments on that payment date (including principal payments of the Class A Notes in specified circumstances). No payments of principal will be made on the Class B Notes until the principal of and interest on the Class A Notes has been paid in full.

If an event of default occurs and payment of the notes has been accelerated, no payments of interest or principal will be made on the Class B Notes until the Class A Notes are paid in full. Consequently, the holders of the Class B Notes will incur losses and shortfalls because of delinquencies and losses on the specified leases before the holders of the Class A Notes incur those losses and shortfalls.

While any Class A Notes are outstanding, the failure to pay interest on the Class B Notes will not be an event of default.

Excess Cashflow.  The securitization rate, which is used to calculate the aggregate securitization value of the specified leases, is expected to be greater than the sum of the weighted average of the interest rates payable on the notes[, amounts due to the swap counterparty] and the aggregate rate payable to the servicer in respect of servicing compensation and reimbursement.  The amount of monthly collections corresponding to the difference between these rates will serve as additional credit enhancement.

For more detailed information about the credit enhancement for the notes, we refer you to “Credit Enhancement” in this prospectus.
[Swap Agreement
On the closing date, for the Class A-2b Notes, the issuing entity will enter into a transaction under a swap agreement with [counterparty], as swap counterparty.  Under the swap agreement, on each payment date the swap counterparty will be obligated to pay the to the issuing entity the floating rate of interest for the Class A-2b Notes and the issuing entity will be obligated to pay to the swap counterparty ___% on the Class A-2b Notes.  Payments under the swap agreement, if any, will be made on a net basis between the issuing entity and the counterparty.

If the counterparty’s long-term or short-term ratings cease to be at the levels required by the relevant rating agencies, the counterparty will be obligated to assign the swap agreement, provide an eligible guarantee, post collateral or establish other arrangements satisfactory to those rating agencies to secure its obligations under the swap agreement, arrange for an eligible substitute counterparty satisfactory to the issuing entity or perform a combination of the aforementioned actions.]

[Interest Rate Cap Agreement
On the closing date, the issuing entity will enter into a transaction under an interest rate cap agreement with [cap counterparty], as cap counterparty to purchase an interest rate cap that will remain in effect through the payment date in [________].  Under the interest rate cap agreement, the cap counterparty will make payments to the trust if one-month LIBOR exceeds [__]% during the period the interest rate cap agreement is in effect.

If the counterparty’s long-term or short-term ratings cease to be at the levels required by [the relevant rating agencies], the counterparty will be obligated to assign the interest rate cap agreement, provide an eligible guarantee, post collateral or establish other arrangements satisfactory to those rating agencies to secure its obligations under the interest rate cap agreement, arrange for an eligible substitute counterparty satisfactory to the issuing entity or perform a combination of the aforementioned actions.]

Advances
On or before each deposit date, the servicer (i) is required to advance to the issuing entity lease payments that are due but unpaid by the related lessees and (ii) may, at its option, advance to the issuing entity an amount equal to the securitization value of leased vehicles for which the related leases have terminated during the related collection period and that the servicer has not sold.  The servicer will not be required to make any advance if it determines that it will not be able to recover an advance from future payments on the related lease or leased vehicle.

Servicer Compensation
As compensation for its roles as servicer and administrator, BMW FS, will be entitled to receive a servicing fee for each collection period in an amount equal to 1.00% per annum of the outstanding aggregate securitization value of the specified leases as of the first day of each collection period; provided that in the case of the first payment date, the servicing fee will be an amount equal to 1/12% of the aggregate securitization value of the specified leases as of [________].  In addition, as additional servicing compensation, the servicer will be entitled to retain any and all expense reimbursements, late payment fees, extension fees, early termination fees, prepayment charges, administrative fees or similar charges received with respect to any lease other than excess wear and tear or excess mileage charges.  The servicing fee will be payable on each payment date prior to any other distributions.  For more detailed information about additional servicing compensation, we refer you to “Description of the Transaction Documents—Servicing Compensation” in this prospectus.

Trustee Fees and Expenses
Each trustee will be entitled to a fee (and will be entitled to be reimbursed for all costs and expenses incurred) in connection with the performance of its respective duties.

The indenture trustee will be entitled to an annual fee equal to $[____].

The owner trustee will be entitled to an annual fee equal to $[____].

The trustee fees and other costs, expenses and indemnities of the trustees will be paid directly by the servicer, in its capacity as administrator, from amounts received as the servicing fee.

Asset Representation Reviewer Fees and Expenses
The asset representations reviewer will be entitled to a [monthly][quarterly] fee (and will be entitled to be reimbursed for all costs and expenses incurred) in connection with the performance of its duties.

The asset representations reviewer fees will generally be paid directly by the servicer from amounts received as the servicing fee or paid directly by the sponsor.

In the event an asset representations review occurs, the asset representations reviewer will be entitled to a per lease review fee of $[___], payable as provided under “Asset Representations Reviewer––Fees” in this prospectus].

CUSIP Numbers	Class A-1 Notes: [_________] Class A-2a Notes: [_________] Class A-2b Notes: [_________] Class A-3 Notes: [_________] Class A-4 Notes: [_________] Class B Notes [_________]
Tax Status
Special tax counsel to the depositor is of the opinion that although there is no authority with respect to a transaction closely comparable to that contemplated herein:
  notes sold on the closing date to parties unrelated to the initial holders of the certificates will constitute indebtedness for federal income tax purposes, and the issuing entity will not constitute an association or a publicly traded partnership taxable as a corporation for federal income tax purposes.
By accepting a note, each holder or beneficial owner will be deemed to have agreed to treat the notes as indebtedness. You should consult your own tax advisor regarding the federal tax consequences of the purchase, ownership and disposition of the notes, and the tax consequences arising under the laws of any state or other taxing jurisdiction.

We refer you to “Material Income Tax Consequences” in this prospectus.

ERISA Considerations
The notes are generally eligible for purchase by employee benefit plans and individual retirement accounts, subject to those considerations discussed under “ERISA Considerations” in this prospectus.

We refer you to “ERISA Considerations” in this prospectus.  If you are a benefit plan fiduciary considering purchase of the notes you should, among other things, consult with your counsel in determining whether all required conditions have been satisfied.

[Eligibility for Purchase by Money Market Funds
The Class A-1 Notes have been structured to be “eligible securities” as defined in paragraph (a)(12) of  Rule 2a-7 under the Investment Company Act of 1940, as amended (the “Investment Company Act”). Rule 2a-7 includes additional criteria for investments by money market funds, including requirements relating to portfolio maturity, liquidity and risk diversification.  A money market fund should consult its legal advisers regarding the eligibility of the Class A-1 Notes under Rule 2a-7 and whether an investment in the Class A-1 Notes satisfies the fund’s investment policies, ratings requirements and objectives.]

Ratings	The depositor expects that the notes will receive credit ratings from two nationally recognized statistical rating organizations hired by the sponsor to rate the notes.
None of the sponsor, depositor, servicer, administrator, indenture trustee, owner trustee or any of their affiliates will be required to monitor any changes to the ratings on the notes.
Certain Investment Company Act Considerations
In determining that the issuing entity is not required to register as an investment company under the Investment Company Act, the issuing entity will be relying on its failure to meet the definitional requirements of the defined term “investment company” under Section 3(a)(l) of the Investment Company Act, although additional exemptions or exclusions may be applicable.  The issuing entity is being structured so as not to constitute a “covered fund” for purposes of the regulations adopted to implement Section 619 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”).

Risk Factors

You should consider the following risk factors in deciding whether to purchase the notes:

Because the issuing entity has limited assets, there is only limited protection against potential losses.
The only sources of funds for payments on the notes are the assets of the issuing entity and the reserve fund.  [The notes also have the benefit of the [swap][interest rate cap] agreement.  The notes are not obligations of, and will not be insured or guaranteed by, any governmental agency or the depositor, the sponsor, the vehicle trust, the servicer, any trustee or any of their affiliates.  You must rely solely on payments on the leases and related leased vehicles[, amounts received from the [swap][cap] counterparty] and amounts on deposit in the reserve fund for payments on the notes .  Although funds in the reserve fund will be available to cover shortfalls in payments of interest and principal on each payment date, the amounts deposited in the reserve fund will be limited.  If the entire reserve fund has been used, the issuing entity will depend solely on current collections on the leases and related leased vehicles to make payments on the notes.  Any excess amounts released from the reserve fund to the certificateholders will no longer be available to noteholders on any later payment date.  We refer you to “Credit Enhancement—Reserve Fund” in this prospectus.

Occurrence of events of default under the indenture may result in insufficient funds to make payments on your notes.
Payment defaults or the insolvency or dissolution of the issuing entity may result in prepayment of the notes if the assets of the issuing entity are liquidated, which may result in losses.  If the issuing entity fails to pay principal on the notes when due, or fails to pay interest on the controlling class of notes within five days of the due date (or at the end of any applicable grace period described herein), an event of default will occur.  If this happens and the notes are accelerated, the indenture trustee, subject to the terms of the indenture may sell or may be directed by holders of 100% (or, in some cases, 66-2/3%) of the aggregate principal amount of the notes outstanding to sell the assets of the issuing entity and prepay the notes.  In the event the indenture trustee sells the assets of the issuing entity under adverse market conditions, proceeds from such sale may not be sufficient to repay all of the notes and you may suffer a loss.

You may have difficulty selling your notes or obtaining your desired sales price.
The notes will not be listed on any securities exchange. The underwriters may or may not make a secondary market for the notes. If they do, they will not be obligated to make offers to buy the notes and may stop making offers at any time. In addition, the prices offered, if any, may not reflect prices that other potential purchasers would be willing to pay, were they to be given the opportunity.

Events in the global financial markets, including the failure, acquisition or government seizure of major financial institutions, the establishment of government bailout programs for financial institutions, problems related to subprime mortgages and other financial assets, the de-valuation of various assets in secondary markets, the forced sale of asset-backed and other securities as a result of the de-leveraging of structured investment vehicles, hedge funds, financial institutions and other entities, and the lowering of ratings on certain asset-backed securities, have caused in the past and may cause in the future a significant reduction in liquidity in the secondary market for some forms of asset-backed securities.  Any period of illiquidity may continue, or even worsen, and may adversely affect the market value of your notes and your ability to locate a willing purchaser.  The market value of the notes is likely to fluctuate.  Such fluctuations may be significant and could result in significant losses to you.

Furthermore, the issuance and terms of the notes will not comply with the requirements of Articles 404-410 of Regulation (EU) No. 575/2013 of the European Parliament and Council of June 26, 2013, known as the Capital Requirements Regulation (the “CRR”) and other similar regulations.  Moreover, Section 5 of Chapter III of the regulation implementing the EU Alternative Investment Fund Managers Directive (“AIFMD”), which generally became effective on July 22, 2013, introduced risk retention requirements in respect of alternative investment fund managers (i) which are required to become authorized under that directive and (ii) which assume exposure to the credit risk of a securitization on behalf of one or more alternative investment funds. Lack of compliance with the CRR, the AIFMD or such other similar regulations may preclude certain investors from purchasing the notes.  Accordingly, you may not be able to sell your notes when you want to do so, or you may be unable to obtain the price that you wish to receive for your notes.  As a result, you may suffer a loss on your investment.  For additional information, you should refer to “Notice to Investors—Capital Requirements Regulation” in this prospectus.

The notes are subject to risk because payments on the notes are subordinated to servicing fees and other payments.
The notes are subject to risk because payments of principal and interest on the notes on each payment date are subordinated to the servicing fee, the asset representations reviewer fee, [any amounts owed to the [swap][cap] counterparty] and the payment date advance reimbursement amount due to the servicer.

This subordination could result in reduced or delayed payments of principal and interest on the notes.

The concentration of leased vehicles to particular models could negatively affect the pool assets.
The [__] Series, [__] Series, [__], [__] Series, [__], [__] Series  and [__] Series models represent approximately [____]%, [____]%, [____]%, [____]%, [____]%, [____]% and [____]%, respectively, of the aggregate securitization value of the leased vehicles in the statistical pool allocated to the 20[__]-[_] SUBI as of the cutoff date. Any adverse change in the value of a specific model type would reduce the proceeds received at disposition of a related leased vehicle. As a result, you may incur a loss on your investment.

The residual value of leased vehicles may be adversely affected by discount pricing incentives, marketing incentive programs and ongoing economic conditions.
Historical residual value loss experience on leased vehicles is partially attributable to new vehicle pricing policies of all manufacturers.  Discount pricing incentives or other marketing incentive programs on new vehicles by BMW of North America, LLC or by its competitors that effectively reduce the prices of new vehicles may have the effect of reducing demand by consumers for used vehicles.  The reduced demand for used vehicles resulting from discount pricing incentives or other marketing incentive programs introduced by BMW of North America, LLC or any of its competitors may reduce the prices consumers will be willing to pay for used vehicles, including leased vehicles included in the pool assets at the end of the related leases and thus reduce the residual value of such leased vehicles.

In addition, the United States has experienced periods of economic slowdown.  Periods of elevated unemployment and continued lack of availability of credit may lead to increased delinquency and default rates on the specified leases. These periods may be accompanied by decreased consumer demand for vehicles, increased turn-in rates and declining market values of off-lease vehicles, which increases the amount of a loss in the event of default by a lessee. Significant increases in the inventory of used vehicles during periods of economic slowdown or recession may also depress the prices at which off-lease vehicles may be sold or delay the timing of these sales.  If an economic turndown worsens, or continues for an extended period of time, delinquencies and default rates on the specified leases could increase which could result in losses on your notes.

As a result of these incentive plans or an economic slowdown, the proceeds received by the vehicle trust upon disposition of leased vehicles may be reduced and may not be sufficient to pay amounts owing on the notes.

Payment priorities increase risk of loss or delay in payment to certain notes.
Classes of notes that receive payments, particularly principal payments, before other classes will be repaid sooner than the other classes and payments to these other classes may be delayed if collections and amounts on deposit in the reserve fund are inadequate to pay all amounts payable on all classes of notes on any payment date.  In addition, because principal of each class of notes generally will be paid sequentially, certain classes of notes will be outstanding longer and therefore will be exposed to the risk of losses during periods after other classes have been receiving most or all amounts payable on their notes.

As a result, the yields of the later maturing classes of

notes will be more sensitive to losses on the leases and related leased vehicles and the timing of those losses.  If the actual rate and amount of losses exceeds historical levels, and if any available credit enhancement is insufficient to cover the resulting shortfalls, the yield to maturity on your notes may be lower than anticipated, and you could suffer a loss.

Classes of notes that receive payments of principal later than expected are exposed to greater risk of loss.  In such case, the yields on your notes could be materially and adversely affected.

The Class B Notes are subject to greater risk because of subordination.
The Class B Notes are subordinated to the Class A Notes and are more likely to be impacted by delinquent payments and defaults under the specified leases than the classes of notes having an earlier final scheduled payment date.  Interest payments on the Class B Notes on each payment date will be subordinated (i) to interest payments on the Class A Notes and (ii) to principal payments to the Class A Notes in an amount equal to the first priority principal distribution amount.

In addition, in the event the notes are declared to be due and payable after the occurrence of an event of default resulting from the failure to make a payment on the notes, no interest will be paid to the Class B Notes until all principal of and interest on the Class A Notes have been paid in full.

 Principal payments on the Class B Notes will be subordinated in priority to the Class A Notes, as described under “Description of the Notes—Payments of Principal” in this prospectus. No principal will be paid on the Class B Notes until all principal of the Class A Notes has been paid in full.  In addition, principal payments on the Class B Notes will be subordinated to payments of interest on the Class A Notes and the Class B Notes.  For additional information, you should refer to “Description of the Notes—Payments of Principal” in this prospectus.

 Therefore, if there are insufficient amounts available to pay all classes of notes the amounts due on such classes, delays in payments or losses will be borne by the most junior class of notes outstanding.

The geographic concentration of the specified leases and performance of the specified leases and related specified vehicles may increase the risk of loss on your investment.
Economic conditions, such as unemployment, interest rates, inflation rates and consumer perceptions of the economy, in the states where obligors reside may affect delinquencies, losses and prepayments on the specified leases.  If there is a concentration of vehicle registrations in particular states, any adverse economic conditions in those states may affect the rate of prepayment and defaults on the specified leases and the ability to sell or dispose of the related specified vehicles for an amount at least equal to their Automotive Lease Guide residual values.  In addition, adverse economic conditions as a result of a recession, including any decline in home values, may affect payments on the leases from lessees residing in the affected states.
As of the cutoff date, the servicer’s records indicate that the aggregate securitization value of the leases and leased vehicles in the statistical pool was concentrated in the following states (based on the billing addresses of the related lessees):

State	Percentage of Aggregate Securitization Value as of the Cutoff Date
[_______]	[____]%
[_______]	[____]%
[_______]	[____]%
[_______]	[____]%

No other state accounted for more than 5.00% of the aggregate securitization value of the leases and related leased vehicles in the statistical pool as of the cutoff date.

For a discussion of the breakdown of the specified leases and specified vehicles by state, we refer you to “The Specified Leases” in this prospectus.

Certain lessees’ ability to make timely payments on the leases and related leased vehicles may be adversely affected by extreme weather conditions or other natural disasters.
Extreme weather conditions or other natural disasters could cause substantial business disruptions, economic losses, unemployment and an economic downturn. As a result, the related lessees’ ability to make timely payments could be adversely affected which could, in turn, adversely affect the issuing entity’s ability to make payments on the notes.

The return on your notes could be reduced by shortfalls due to the Servicemembers Civil Relief Act.
The Servicemembers Civil Relief Act, as amended (the “Relief Act”), and similar laws of many states may provide relief to lessees who enter active military service and to lessees in reserve status who are called to active duty after the originations of their leases.  Current U.S. military operations and rising tensions in other regions may continue to involve military operations that will increase the number of citizens who have been called or will be called to active duty.  The Relief Act provides, generally, that the lessor may not terminate the lease contract for breach of the terms of the contract, including nonpayment. Furthermore, under the Relief Act, a lessee may terminate a lease of a vehicle at any time after the lessee’s entry into military service or the date of the lessee’s military orders (as described below) if (i) the lease is executed by or on behalf of a person who subsequently enters military service under a call or order specifying a period of not less than 180 days (or who enters military service under a call or order specifying a period of 180 days or less and who, without a break in service, receives orders extending the period of military service to a period of not less than 180 days), or (ii) the lessee, while in the military, executes a lease of a vehicle and thereafter receives military orders for a permanent change of station outside of the continental United States or to deploy with a military unit for a period of not less than 180 days. No early termination charge may be imposed on the lessee for such termination.

Any interest shortfall resulting from application of the Relief Act will be paid in subsequent periods to the extent of available amounts before payments of principal are made on the notes and may result in extending the anticipated maturity of your class of notes or possibly result in a loss in the absence of sufficient credit enhancement.  In addition, pursuant to the laws of many states, under certain circumstances, residents called into active duty with the reserves can apply to a court to delay payments on retail installment contracts, including the leases.

The Relief Act also limits the ability of the servicer to repossess a defaulted vehicle during the related lessee’s period of active duty and, in some cases, may require the servicer to extend the maturity of the lease, lower the monthly payments and readjust the payment schedule for a period of time after the completion of the lessee’s military service.  As a result, there may be delays in payment and increased losses on the leases.  Those delays and increased losses will be borne primarily by the certificates, but if such losses are greater than anticipated, you may suffer a loss.

The servicer is not required to advance any shortfall due to the application of the Relief Act.

While there are not a significant number of lessees in active military service as of the cutoff date, the servicer does not maintain data as to the number of lessees in the military reserves.

The timing of principal payments is uncertain.  Specifically, prepayments on leases, reallocations of leases and leased vehicles and the servicer’s optional purchase of the SUBI Certificate may cause prepayments on the notes, resulting in reinvestment risk to you.

The amount of distributions of principal on the notes and the time when you receive those distributions depend on the rate of payments and losses relating to the specified leases and the specified vehicles, which cannot be predicted with certainty.  Those principal payments may be regularly scheduled payments or unscheduled payments like those resulting from prepayments or liquidations of defaulted specified leases.  Additionally, the servicer may be required to make payments relating to the specified leases and specified vehicles under some circumstances, and will have the right to purchase all assets of the trust pursuant to an optional redemption of the notes.  Each of these payments will have the effect of shortening the average lives of the notes.  You will bear any reinvestment risks resulting from a faster or slower rate of payments of the specified leases and the specified vehicles

Prepayments on the leases will shorten the lives of the notes to an extent that cannot be predicted.  Prepayments may occur for a number of reasons.  Some prepayments may be caused by the lessees under the leases.  For example, lessees may:

default, resulting in the repossession and sale of the leased vehicle, or damage the vehicle or become unable to make payments due to death or disability, resulting in payments to the servicer under any existing physical damage, credit life or other insurance.

Some prepayments may be caused by BMW Financial Services NA, LLC, as servicer.  The servicer, may be required to reallocate from the 20[__]-[_] SUBI certain leases and leased vehicles if it breaches its servicing obligations with respect to those leases and leased vehicles or if there is a breach of the representations and warranties relating to those leases or leased vehicles and such breach materially and adversely affects the interest of the issuing entity and such breach is not timely cured. In connection with such reallocation, the servicer will be obligated to pay the issuing entity an amount equal to (i) the present value of the monthly payments remaining to be made under the affected lease, discounted [___]% and (ii) the present value of the residual value of the affected leased vehicle discounted at [____]%.  For example, the servicer will make representations and warranties regarding the specified leases and related specified vehicles, and will agree to take or refrain from taking certain actions with respect to such specified leases and specified vehicles.  If the servicer breaches a representation or warranty and the breach is material and cannot be remedied, it will be required to reallocate the related specified lease and specified vehicle from the 20[__]-[_] SUBI.  This will result in the prepayment of the reallocated leases.

In addition, the servicer has the option to purchase the interest in the 20[__]-[_] SUBI evidenced by the SUBI certificate from the issuing entity when the aggregate principal amounts of the notes is less than or equal to [__]% of the initial aggregate principal amount of the notes.  If exercised, this could reduce the average lives of the notes.

Further, the leases allocated to the 20[__]-[_] SUBI may be prepaid, in full or in part, voluntarily or as a result of defaults, theft of or damage to the related leased vehicles or for other reasons. The rate of prepayments on the leases allocated to the 20[__]-[_] SUBI may be influenced by a variety of economic, social and other factors in addition to those described above.  The servicer has limited historical experience with respect to prepayments on the leases.  In addition, the servicer is not aware of publicly available industry statistics that detail the prepayment experience for contracts similar to the leases. For these reasons, the servicer cannot predict the actual prepayment rates for the leases. You will bear any reinvestment risks resulting from prepayments on the leases and the corresponding acceleration of payments on the notes.

The final payment of each class of notes is expected to occur prior to its scheduled final payment date because of the prepayment and purchase considerations described above.  If sufficient funds are not available to pay any class of notes in full on its final scheduled payment date, an event of default will occur and final payment of that class of notes may occur later than that date.

Withdrawal or downgrade of the initial ratings of the notes, or the issuance of unsolicited ratings on the notes, will affect the prices for the notes upon resale.
A rating is not a recommendation to buy, sell or hold securities and does not address market value or investor suitability.  The ratings of the notes address the likelihood of the payment of principal and interest on the notes pursuant to their terms and will be based primarily upon the value of the specified leases, the specified vehicles and the reserve fund.  Similar ratings on different types of securities do not necessarily mean the same thing.  A rating agency may change its rating of the notes after the notes are issued if that rating agency believes that circumstances have changed.  In the event that a rating with respect to the notes is qualified, reduced or withdrawn, no person or entity will be obligated to provide any additional credit enhancement with respect to the notes.  Any subsequent change in a rating will likely affect the price that a subsequent purchaser would be willing to pay for the notes and your ability to resell your notes.

The sponsor has hired [___] rating agencies and will pay them a fee to assign ratings on the notes.  The sponsor has not hired any other nationally recognized statistical rating organization, or “NRSRO,” to assign ratings on the notes and is not aware that any other NRSRO has assigned or intends to assign ratings on the notes.  However, under SEC rules, information provided to a hired rating agency for the purpose of assigning or monitoring the ratings on the notes is required to be made available to each qualified NRSRO in order to make it possible for each such non-hired NRSRO to assign unsolicited ratings on the notes.  An unsolicited rating could be assigned at any time, including prior to the closing date, and none of the depositor, the sponsor, the underwriters or any of their affiliates will have any obligation to inform you of any unsolicited ratings assigned after the date of this prospectus.  NRSROs, including the hired rating agencies, have different methodologies, criteria, models and requirements.  If any non-hired NRSRO assigns an unsolicited rating on the notes, there can be no assurance that such rating will not be lower than the ratings provided by the hired rating agencies, which could adversely affect the market value of your notes and/or limit your ability to resell your notes.  In addition, if the sponsor fails to make available to the non-hired NRSROs any information provided to any hired rating agency for the purpose of assigning or monitoring the ratings on the notes, a hired rating agency could withdraw its ratings on the notes, which could adversely affect the market value of your notes and/or limit your ability to resell your notes.

None of the sponsor, depositor, servicer, administrator, indenture trustee, owner trustee or any of their affiliates will be required to monitor any changes to the ratings on the notes.

Potential investors in the notes are urged to make their own evaluation of the creditworthiness of the specified leases and the credit enhancement on the notes, and not to rely solely on the ratings on the notes.

Additionally, we note that it may be perceived that a rating agency has a conflict of interest where, as is the industry standard and the case with the ratings of the notes, the sponsor or the trust pays the fee charged by each hired rating agency for its rating services.

The notes are not suitable investments for all investors.
The notes are not a suitable investment for any investor that requires a regular or predictable schedule of payments or payment on specific dates.  The notes are complex investments that should be considered only by sophisticated investors.  We suggest that only investors who, either alone or with their financial, tax and legal advisors, have the expertise to analyze the prepayment, reinvestment and default risks, the tax consequences of an investment and the interaction of these factors should consider investing in the notes.

Holders of the Class B Notes may suffer losses because they have limited control over actions of the issuing entity and conflicts between classes of notes may occur.	The rights of the controlling class will include the following:

  following an event of default, to direct the indenture trustee to exercise one or more of the remedies specified in the indenture relating to the property of the issuing entity, including a sale of the SUBI assets;
  following certain servicer defaults, to waive such servicer default or to terminate the servicer;
  to appoint a successor indenture trustee; and
  to consent to specified types of amendments.
In exercising any rights or remedies under the indenture, the controlling class may act solely in its own interests or direct the indenture trustee to act in the interest of the controlling class. Therefore, holders of notes that are subordinated to the controlling class will not be able to participate in the determination of any proposed actions that are within the purview of the controlling class, and the controlling class, or the indenture trustee at the direction of the controlling class, could take actions that would adversely affect the holders of notes that are subordinated to the controlling class.

Recent economic developments may adversely affect the performance and market value of your notes.
As described earlier under “—The residual value of leased vehicles may be adversely affected by discount pricing incentives, marketing incentive programs and ongoing economic conditions,” the United States has experienced and may in the future experience a severe economic downturn that may adversely affect the performance of the specified leases.  Delinquencies and losses with respect to automobile retail lease contracts generally increased during economic downturns.  As we have seen in the past, these increases in delinquencies and losses may be related to a weakness in the residential housing market.  See “Delinquencies, Repossessions and Loss Information” and “Static Pools” in this prospectus  for delinquency and loss information regarding certain automobile retail lease contracts originated and serviced by BMW FS.

No prediction or assurance can be made as to the effect of an economic downturn on the rate of delinquencies, prepayments and/or losses on the specified leases.

Federal financial regulatory reform could have a significant impact on the servicer, the sponsor, the vehicle trust, the depositor or the issuing entity and could adversely affect the timing and amount of payments on your notes.

On July 21, 2010, the Dodd-Frank Act became law.  Although the Dodd-Frank Act generally took effect on July 22, 2010, many provisions did not take effect for a year or more, some provisions are still not effective and many provisions require implementing regulations to be issued. The Dodd-Frank Act is extensive and significant legislation that, among other things:
  created a framework for the liquidation of certain bank holding companies and other nonbank financial companies, determined to be “covered financial companies” and also for the liquidation of certain of their respective subsidiaries, defined as “covered subsidiaries”, in each case, if certain conditions are met as set forth in the under “Certain Legal Aspects of the Vehicle Trust and the SUBI—Dodd Frank Orderly Liquidation Framework—Potential Applicability to BMW FS, the UTI Beneficiary, the Depositor, the Vehicle Trust and Issuing Entities;”
  created a new framework for the regulation of over-the-counter derivatives activities;
  strengthened the regulatory oversight of securities and capital markets activities by the SEC; and
  created the Consumer Financial Protection Bureau, a new agency responsible for administering and enforcing the laws and regulations for consumer financial products and services.

The Dodd-Frank Act affects the offering, marketing and regulation of consumer financial products and services offered by financial institutions, which may include BMW FS.  The Consumer Financial Protection Bureau has supervision, examination and enforcement authority over the consumer financial products and services of certain non-depository institutions and large insured depository institutions, including the ability to define and regulate unfair and deceptive practices.  This may result in increased cost of operations due to greater regulatory oversight, supervision and examination and limitations on BMW FS’s ability to expand product and service offerings due to stricter consumer protection laws and regulations. For additional information, you should refer to “Certain Legal Aspects of the Leases and Leased Vehicles — Consumer Protection Laws.”

The Dodd-Frank Act also increases the regulation of the securitization markets. For example, it will require securitizers or originators to retain an economic interest in a portion of the credit risk for any asset that they securitize or originate. It gives broader powers to the SEC to regulate credit rating agencies and adopt regulations governing these organizations and their activities.

Compliance with the implementing regulations under the Dodd-Frank Act or the oversight of the SEC or other government entities, as applicable, may impose costs on, create operational constraints for, or place limits on pricing with respect to, finance companies such as BMW FS.  Many provisions of the Dodd-Frank Act have been or will be implemented through rulemaking by the appropriate federal regulatory agencies.  As such, in many respects, the ultimate impact of the Dodd-Frank Act and its effects on the financial markets and their participants will not be fully known for an extended period of time.  In particular, no assurance can be given that these new requirements imposed, or to be imposed after implementing regulations are issued, by the Dodd-Frank Act will not have a significant impact on the servicing of the leases and the related leased vehicles, and on the regulation and supervision of the servicer, the sponsor, the UTI beneficiary, the vehicle trust, the depositor, the issuing entity or their respective affiliates.

In addition, no assurances can be given that the framework for the liquidation of “covered financial companies” or their “covered subsidiaries” would not apply to BMW FS or its affiliates, including the UTI beneficiary, the vehicle trust, the issuing entity and the depositor, or, if it were to apply, would not result in a repudiation of any of the transaction documents where further performance is required or an automatic stay or similar power preventing the indenture trustee or other transaction parties from exercising their rights.  Application of this framework could materially adversely affect the timing and amount of payments of principal and interest on your notes.

This prospectus provides information regarding the characteristics of the specified leases and the related specified vehicles in the statistical portfolio as of the cutoff date, which will differ from the characteristics of the specified leases and the related specified vehicles sold to the issuing entity on the closing date.

This prospectus describes the characteristics of the specified leases and the related specified vehicles in the statistical portfolio as of the cutoff date. The specified leases and related specified vehicles allocated to the 20[__]-[_] SUBI on the closing date will have statistical characteristics that vary from those included in the statistical pool described in this prospectus because leases and related leased vehicles will be removed from the pool of SUBI Assets because the actual discount rate is less than the statistical discount rate.  The statistical characteristics (as of the cutoff date) of the specified leases and the related specified vehicles allocated to the 20[__]-[_] SUBI on the closing date will not vary materially from the characteristics (as of the cutoff date) of the leases and the related leased vehicles in the statistical portfolio described in this prospectus, and each specified lease and related specified vehicle must satisfy the eligibility criteria specified in the transaction documents.  If you purchase a note, you must not assume that the characteristics of the actual pool of specified leases and related specified vehicles allocated to the 20[__]-[_] SUBI on the closing date will be identical to the characteristics of the leases and the related leased vehicles in the statistical portfolio disclosed in this prospectus.

[The issuing entity will issue floating rate notes, but the issuing entity will not enter into any interest rate swaps and you may suffer losses on your notes if interest rates rise.]	[Only applicable if there are floating rate classes and no swap agreement or interest rate cap agreement] [The leases allocated to the 20[__]-[_] SUBI on the closing date will provide for level monthly payments, while the Class A-2b Notes will bear interest at a floating rate based on a spread over one-month LIBOR. Even though the issuing entity will issue the Class A-2b Notes as floating rate notes, it will not enter into any swap agreements or interest rate cap agreements in connection with the issuance of the notes.

If the floating rate payable by the issuing entity in respect of the Class A-2b Notes increases to the point where the amount of interest and principal due on the notes, together with other fees and expenses payable by the issuing entity, exceeds the amount of collections and other funds available to the issuing entity to make such payments, the issuing entity may not have sufficient funds to make payments on the notes.  If the issuing entity does not have sufficient funds to make payments, you may experience delays or reductions in the interest and principal payments on your notes.

If market interest rates rise or other conditions change materially after the issuance of the notes, you may experience delays or reductions in interest and principal payments on your notes. The issuing entity will make payments on the Class A-2b Notes out of its generally available funds—not solely from funds that are dedicated to the Class A-2b Notes.  Therefore, an increase in interest rates would reduce the amounts available for distribution to holders of all notes, not just the holders of the Class A-2b Notes.]

[Payments on the notes will be dependent on payments made under the [swap agreement][interest rate cap agreement.]
[The issuing entity’s ability to protect itself from shortfalls in cash flow caused by interest rate changes will depend to a large extent on the terms of the [interest rate cap agreement] [swap agreement], and whether the counterparty performs its obligations under the [interest rate cap agreement] [swap agreement]. If the issuing entity does not receive the payments it expects from the applicable counterparty, the issuing entity may not have adequate funds to make all payments to noteholders when due, if ever.]

[Termination of a swap agreement and the inability to locate a replacement swap counterparty may cause termination of the issuing entity.]
[A swap agreement may be terminated if particular events occur.  Most of these events are generally beyond the control of the issuing entity or the swap counterparty.  If an event of default under a swap agreement occurs and the indenture trustee is not able to assign the swap agreement to another party, obtain a swap agreement on substantially the same terms or is unable to establish any other arrangement consistent with the rating agencies’ criteria, the indenture trustee may terminate the swap agreement.  In addition, the issuing entity may terminate and the indenture trustee would then sell the assets of the trust.  It is impossible to predict how long it would take to sell the assets of the trust.  Some of the possible adverse consequences of a sale of the assets of the issuing entity are:
  the proceeds from the sale of assets under those circumstances may not be sufficient to pay all amounts owed to you:
  amounts available to pay you will be further reduced if the issuing entity is required to make a termination payment to the swap counterparty;
  termination of the swap agreement may expose the issuing entity to interest rate risk, further reducing amounts available to pay you;
  the sale may result in payments to you significantly earlier than expected; and
  a significant delay in arranging a sale of the trust’s assets could result in a delay in principal payments.  This would, in turn, increase the weighted average lives of the notes and could reduce the return on your notes.
Any swap agreement involves risk. The issuing entity will be exposed to this risk should it use this mechanism.  For this reason, only investors capable of understanding these risks should invest in the notes.  You are strongly urged to consult with your financial advisors before deciding to invest in the notes]

[The rating of the [swap][cap] counterparty may affect the ratings of the notes.]
[Any rating agencies rating the notes will consider the provisions of the [swap][interest rate cap] agreement and any ratings assigned to the [swap][cap] counterparty.  A downgrade, suspension or withdrawal of the rating of the debt of the [swap][cap] counterparty by any rating agency may result in the downgrade, suspension or withdrawal of the rating assigned by that rating agency to any class (or all classes) of notes.  A downgrade, suspension or withdrawal of the rating assigned by any rating agency to a class of notes would likely have adverse consequences on their liquidity or market value.

To provide some protection against the adverse consequences of a downgrade, the [swap][cap] counterparty will be required to take one of the following actions if any rating agency rating its debt reduces its debt ratings below certain levels:
  collateralize its obligations under the [swap][interest rate cap] agreement;
  assign the [swap][interest rate cap] agreement to another party with a better debt rating;
  obtain a replacement [swap][interest rate cap]

agreement on substantially the same terms as the [swap][interest rate cap] agreement; or
  establish any other arrangement satisfactory to any rating agencies rating the notes.
The interest rate [swap][interest rate cap] agreement involves a degree of counterparty credit risk and the issuing entity will be exposed to this risk.  For this reason, only investors capable of understanding these risks should invest in the notes.  You are strongly urged to consult with your financial advisors before deciding to invest in the notes.]

[Risks associated with the unknown allocation of the Class A-2 Notes.]
[The allocation of the initial principal balance between the Class A-2a Notes and the Class A-2b Notes may not be known until the time of pricing, and one of the two classes may not be issued or may have a very small initial principal balance.  Therefore, investors should not expect further disclosure of these matters prior to their entering into commitments to purchase these classes of notes.

As the allocated initial principal balance of the floating rate Class A-2b Notes is increased (relative to the Class A-2a Notes ), there will be a greater amount of floating rate notes issued by the issuing entity, and therefore the issuing entity will have greater exposure to increases in the floating rate payable on the Class A-2b Notes .

Because the aggregate amount of Class A-2 Notes is fixed as set forth on the cover of this prospectus supplement, the division of the aggregate initial principal balance between the Class A-2a Notes and the Class A-2b Notes may result in one of such classes being issued in only a very small principal amount, which may reduce the liquidity of such class of notes.]

[The outcome of LIBOR manipulation claims may have an adverse impact on your floating rate notes.]
[Only applicable if one or more classes of notes bears interest based on LIBOR]  The interest rate to be borne by the Class A-2b Notes is based on a spread over one-month LIBOR. The London Interbank Offered Rate, or “LIBOR”, serves as a global benchmark for home mortgages, student loans and what various issuers pay to borrow money.

On September 28, 2012, Britain’s Financial Services Authority recommended that the British Bankers’ Association be removed from its rate-setting responsibility and proposed additional reforms in connection with the determination of LIBOR.  In July 2013, a subsidiary of the parent company of the New York Stock Exchange was appointed to take over the administration of LIBOR in 2014. Following the acquisition of the parent company of the New York Stock Exchange, the appointment of the subsidiary, renamed ICE Benchmark Administration Limited, became effective and such entity assumed the administration of

LIBOR. No assurance can be provided as to what effect this appointment and change in administration will have on setting the applicable rates of LIBOR or what other changes may occur in the future with respect to the administration of LIBOR.  In addition, various individual and class actions have been filed in U.S. federal and state courts in recent years in which plaintiffs make allegations that in various periods, starting in 2000 or later, certain banks either individually or collectively manipulated the U.S. dollar LIBOR index and other benchmark rates, or otherwise committed fraud or violated antitrust and other laws.  Certain of these actions are ongoing.  No assurance can be provided as to which entity or entities will assume responsibility for setting the applicable rates in the future.  In addition, no assurance can be provided that LIBOR accurately represents the offered rate applicable to loans in U.S. dollars for a one-month period between leading European banks or that LIBOR’s prominence as a benchmark interest rate will be preserved.  No prediction can be made as to future levels of the one-month LIBOR index or as to the timing of any changes thereto, each of which will directly affect the yield of the Class A-2b Notes.]

Turn-in rates may increase losses.
Under each lease, the user-lessee may elect to purchase the related vehicle at the expiration of the lease for an amount generally equal to the stated residual value established at the inception of the lease.  User-lessees who decide not to purchase their leased vehicles at lease termination will expose the issuing entity to possible losses if the sale prices of such vehicles in the used car market are less than their respective stated residual values. The level of turn-ins at lease termination could be adversely affected by user-lessee views on vehicle quality, the relative attractiveness of new models available to the user-lessees, sales and lease incentives offered with respect to other vehicles (including those offered by BMW FS), the level of the purchase option prices for the related leased vehicles compared to new and used vehicle prices and economic conditions generally. The grant of extensions and the early termination of leases allocated to the SUBI certificate by user-lessees may affect the number of turn-ins in a particular month. If losses resulting from increased turn-ins exceed the credit enhancement, you may suffer a loss on your investment.

Interests of other persons in the leases and the leased vehicles could be superior to the issuing entity’s interest, which may result in delayed or reduced payment on your notes.
Because the 20[__]-[__] SUBI will represent a beneficial interest in the related SUBI assets, you will be dependent on payments made on the leases allocated to the SUBI and proceeds received in connection with the sale or other disposition of the related leased vehicles for payments on your notes. Except to the extent of the back-up security interest as discussed in this prospectus under “Certain Legal Aspects of the Leases and the Leased Vehicles — Back-up Security Interests,” the issuing entity will not have a direct ownership interest in the leases or a direct ownership interest or perfected security interest in the related leased vehicles, which will be titled in the name of the vehicle trust or the vehicle trustee on behalf of the vehicle trust. It is therefore possible that a claim against or lien on the leased vehicles or the other assets of the vehicle trust could limit the amounts payable in respect of the SUBI certificate to less than the amounts received from the user-lessees of the related leased vehicles or received from the sale or other disposition of the related leased vehicles.

Further, liens in favor of and/or enforceable by the Pension Benefit Guaranty Corporation could attach to the leases and leased vehicles owned by the vehicle trust (including the leases and the leased vehicles allocated to the SUBI) and could be used to satisfy unfunded ERISA obligations of any member of a controlled group that includes BMW Financial Services NA, LLC and its affiliates. Because these liens could attach directly to the leases and leased vehicles allocated to the SUBI and because the issuing entity will not have a prior perfected security interest in the assets of the SUBI, these liens could have priority over the interest of the issuing entity in the assets of the SUBI.

To the extent a third-party makes a claim against, or files a lien on, the assets of the vehicle trust, including the leased vehicles allocated to the 20[__]-[_] SUBI, it may delay the disposition of those leased vehicles or reduce the amount paid to the holder of the SUBI certificate. If that occurs, you may experience delays in payment or losses on your investment.

We refer you to “Certain Legal Aspects of the Leases and the Leased Vehicles — Back-up Security Interests” in this prospectus.

Leases that fail to comply with consumer protection laws may be unenforceable, which may result in losses on your investment.
Numerous federal and state consumer protection laws, including the federal Consumer Leasing Act of 1976 and Regulation M promulgated by the Board of Governors of the Federal Reserve System, impose requirements on retail lease contracts. California has enacted comprehensive vehicle leasing statutes that, among other things, regulate the disclosures to be made at the time a vehicle is leased.  The failure by the vehicle trust to comply with these requirements may give rise to liabilities on the part of the vehicle trust (as lessor under the leases) or the issuing entity (as owner of the SUBI certificate). Further, many states have adopted “lemon laws” that provide vehicle users certain rights in respect of substandard vehicles. A successful claim under a lemon law could result in, among other things, the termination of the related lease and/or the requirement that all or a portion of payment previously paid by the user-lessee be refunded. BMW FS will make representations and warranties that each lease complies with all requirements of applicable law in all material respects. If any such representation and warranty proves incorrect, has certain material and adverse effects on the issuing entity, and is not timely cured, BMW FS will be required to make a reallocation payment in respect of the related lease and leased vehicle and reallocate the related lease and related leased vehicle out of the SUBI.  To the extent that BMW FS fails to make such repurchase, or to the extent that a court holds the vehicle trust or the issuing entity liable for violating consumer protection laws regardless of such a repurchase, a failure to comply with consumer protection laws could result in required payments by the vehicle trust or the issuing entity. If sufficient funds are not available to make both payments to user-lessees and on your notes, you may suffer a loss on your investment in the notes.

We refer you to “Certain Legal Aspects of the Leases and the Leased Vehicles — Consumer Protection Laws” in this prospectus.

The bankruptcy of BMW FS (servicer) or BMW Auto Leasing LLC (depositor) could result in losses or delays in payments on your notes.
Following a bankruptcy or insolvency of the servicer or the depositor, a court could conclude that the SUBI certificate is owned by the servicer or the depositor, instead of the issuing entity. This conclusion could be either because the transfer of that SUBI certificate from the depositor to the issuing entity was not a “true sale” or because the court concluded that the depositor or the issuing entity should be consolidated with the servicer or the depositor for bankruptcy purposes. If this were to occur, you could experience delays in payments due to you, or you may not ultimately receive all amounts due to you as a result of:
  the “automatic stay”, which prevents a secured creditor from exercising remedies against a debtor in bankruptcy without permission from the court, and provisions of the United States bankruptcy code that permit substitution for collateral in limited circumstances, tax or government liens on the servicer’s or the depositor’s property (that arose prior to the transfer of the SUBI certificate to the issuing entity) having a prior claim on collections before the collections are used to make payments on the notes, and the fact that neither the issuing entity nor the indenture trustee has a perfected security interest in the leased vehicles allocated to the 20[__]-[__] SUBI and may not have a perfected security interest in any cash collections of the leases and leased vehicles allocated to the 20[__]-[__] SUBI held by the servicer at the time that a bankruptcy proceeding begins.

The depositor will take steps in structuring each transaction described in this prospectus to minimize the risk that a court would consolidate the depositor with BMW FS for bankruptcy purposes or conclude that the transfer of the SUBI certificate was not a “true sale.”

We refer you to “Certain Legal Aspects of the Vehicle Trust and the 20[__]-[__] SUBI—Insolvency-Related Matters” in this prospectus.

A servicer default may result in additional costs, increased servicing fees by a substitute servicer or a diminution in servicing performance, any of which may have an adverse effect on your notes.
If a servicer default occurs, the vehicle trustee, at the direction of the indenture trustee (acting on behalf of 66 2/3% of the noteholders) may remove the servicer without the consent of the owner trustee or the certificateholders.  In the event of the removal of the servicer and the appointment of a successor servicer, we cannot predict:
  the cost of the transfer of servicing to the successor;
  the ability of the successor to perform the obligations and duties of the servicer under the servicing agreement; or
  the servicing fees charged by the successor.
Furthermore, the indenture trustee or the noteholders may experience difficulties in appointing a successor servicer and during any transition phase it is possible that normal servicing activities could be disrupted.

Paying the servicer a fee based on a percentage of the securitization value of the specified leases may result in the inability to obtain a successor servicer.
Because the servicer is paid its base servicing fee based on a percentage of the aggregate securitization value of the specified leases, the fee the servicer receives each month will be reduced as the size of the pool decreases over time.  At some point, if the need arises to obtain a successor servicer, the fee that such successor servicer would earn might not be sufficient to induce a potential successor servicer to agree to assume the duties of the servicer with respect to the remaining related leases and leased vehicles.  If there is a delay in obtaining a successor servicer, it is possible that normal servicing activities could be disrupted during this period.

The bankruptcy of the servicer could delay the appointment of a successor servicer or reduce payments on your notes.
In the event of default by the servicer resulting solely from certain events of insolvency or the bankruptcy of the servicer, a court, conservator, receiver or liquidator may have the power to prevent either the indenture trustee or the noteholders from appointing a successor servicer or prevent the servicer from appointing a sub-servicer, as the case may be, and delays in the collection of payments on the receivables may occur.  Any delay in the collection of payments on the receivables may delay or reduce payments to noteholders.

Proceeds of the liquidation of the assets of the issuing entity may not be sufficient to pay your notes in full.	If so directed by the holders of the requisite percentage of outstanding notes, following an acceleration of the notes upon an event of default, the indenture trustee will liquidate the assets of the issuing entity only in limited circumstances.  However, there is no assurance that the amount received from liquidation will be equal to or greater than the aggregate principal amount of the outstanding notes. Therefore, upon an event of default, there can be no assurance that sufficient funds will be available to repay you in full.  This deficiency will be exacerbated where the aggregate principal amount of the notes exceeds the aggregate securitization value of the specified leases.

Failure to pay principal on your notes will not constitute an event of default until maturity.
The amount of principal required to be paid to noteholders will be limited to amounts available for those purposes in the collection account (and the reserve fund). Therefore, the failure to pay principal on your notes generally will not result in the occurrence of an event of default until the final scheduled payment date for your notes.  We refer you to “Description of the Transaction Documents—The Indenture—Indenture Defaults; Rights Upon an Indenture Default” in this prospectus.

If ERISA liens are placed on the vehicle trust assets, you could suffer a loss on your investment.
Liens in favor of and/or enforceable by the Pension Benefit Guaranty Corporation could attach to the leases and leased vehicles owned by the vehicle trust and could be used to satisfy unpaid ERISA obligations of any member of a controlled group that includes BMW FS and its affiliates. Because these liens could attach directly to specified leases and related leased vehicles and because the issuing entity will not have a prior perfected security interest in the assets included in the 20[__]-[__] SUBI, these liens could have priority over the interest of the issuing entity in the assets included in the 20[__]-[__] SUBI. As of the date of this prospectus, neither BMW FS nor any of its affiliates had any material unfunded liabilities with respect to their respective defined benefit pension plans. Moreover, the depositor believes that the likelihood of this liability being asserted against the assets of the vehicle trust or, if so asserted, being successfully pursued, is remote. However, you cannot be sure the leases and leased vehicles will not become subject to an ERISA liability.

Commingling by the servicer may result in delays and reductions in payments on your notes.
So long as BMW FS is the servicer, no servicer default has occurred and is continuing and BMW US Capital, LLC meets certain criteria established by the rating agencies that are rating the notes, the servicer will not have to deposit collections (or an amount equal to sales proceeds that are deposited under BMW FS’s Like-Kind Exchange Program (the “LKE Program”)) into the collection account until the business day preceding the related payment date.

Until any collections or proceeds (or an amount equal to sales proceeds that are deposited under the LKE Program) are deposited into the collection account, the servicer will be able to use those funds for its own benefit and will not segregate those funds from its own assets, and the proceeds of any investment of those funds will accrue to the servicer.  The servicer will pay no fee to the issuing entity or the noteholders for any use by the servicer of such collections or proceeds.  If the servicer were to become insolvent, the servicer’s failure to deposit such collections and proceeds (or an amount equal to sales proceeds that are deposited under the LKE Program, for which the indenture trustee will not have a security interest in the actual leased vehicle sales proceeds held by the qualified intermediary) in the collection account may result in delays and reductions in payments on the notes and investors may suffer a loss.

Because the notes are in book-entry form, your rights can only be exercised indirectly.
Because the notes will be issued in book-entry form, you will be required to hold your interest in your notes through The Depository Trust Company in the United States, or Clearstream Banking, société anonyme, or the Euroclear System in Europe.  Transfers of interests in the notes within The Depository Trust Company, Clearstream, Luxembourg or Euroclear must be made in accordance with the usual rules and operating procedures of those systems.  So long as the notes are in book-entry form, you will not be entitled to receive a physical note representing your interest.  The notes will remain in book-entry form except in the limited circumstances described in this prospectus under the caption “Description of the Notes—Book-Entry Registration.” Unless and until the notes cease to be held in book-entry form, the indenture trustee will not recognize you as a “noteholder.”  As a result, you will only be able to exercise the rights of noteholders indirectly through The Depository Trust Company (if in the United States) and its participating organizations, or Clearstream, Luxembourg and Euroclear (in Europe) and their participating organizations.  Holding the notes in book-entry form could also limit your ability to pledge your notes to persons or entities that do not participate in The Depository Trust Company, Clearstream, Luxembourg or Euroclear and to take other actions that require a physical note representing the notes.  Interest and principal on the notes will be paid by the issuing entity to The Depository Trust Company as the record holder of the notes while they are held in book-entry form.  The Depository Trust Company will credit payments received from the issuing entity to the accounts of its participants which, in turn, will credit those amounts to noteholders either directly or indirectly through indirect participants.  This process may delay your receipt of principal and interest payments from the issuing entity.

Used car market factors may increase the risk of loss for all investors.
The used car market could be adversely affected by factors such as changes in consumer tastes, discovery of defects, styling changes, an overabundance of used cars in the marketplace and economic conditions generally.  Any such adverse change could result in reduced proceeds upon the liquidation or other disposition of specified vehicles, and therefore could result in increased residual value losses. Discount pricing incentives or other marketing incentive programs on new cars, including those offered by BMW FS or by its competitors, that effectively reduce the prices of new cars may have the effect of reducing demand by consumers for used cars.  The market for used luxury vehicles may respond differently to changes in economic conditions than the market for other used cars.  Other factors that are beyond the control of the issuing entity, the depositor and the servicer could also have a negative impact on the value of a vehicle. The servicer manages the market for used BMW, MINI and Rolls-Royce motor vehicles through certain programs described herein, but there can be no assurance that such efforts will continue to be successful.

In addition, the used car market for any particular model of vehicle could be adversely affected by factors not affecting other model types, such as changes in consumer tastes, discovery of defects in respect of such model or an overabundance of that model in the used car market.  Any such adverse change with respect to a specific model type could result in reduced proceeds upon the liquidation or other disposition of leased vehicles of such model type, and therefore could result in increased residual value losses. If such losses exceed the credit enhancement available, you may suffer a loss on your investment.

Vicarious tort liability may result in a loss.
Some states allow a party that incurs an injury involving a leased vehicle to sue the owner of the vehicle merely because of that ownership. Most states, however, either prohibit these vicarious liability suits or limit the lessor’s liability to the amount of liability insurance that the user-lessee was required to carry under applicable law but failed to maintain.

On August 10, 2005, President Bush signed into law the Safe Accountable, Flexible, and Efficient Transportation Equity Act of 2005 (the “Transportation Act”), Pub. L. No. 109-59. The Transportation Act provides that an owner of a motor vehicle that rents or leases the vehicle to a person shall not be liable under the law of a state or political subdivision by reason of being the owner of the vehicle, for harm to persons or property that results or arises out of the use, operation, or possession of the vehicle during the period of the rental or lease, if (i) the owner (or an affiliate of the owner) is engaged in the trade or business of renting or leasing motor vehicles; and (ii) there is no negligence or criminal wrongdoing on the part of the owner (or an affiliate of the owner). This provision of the Transportation Act was effective upon enactment and applies to any action commenced on or after August 10, 2005. The Transportation Act is intended to preempt state and local laws that impose possible vicarious tort liability on entities owning motor vehicles that are rented or leased and it is expected that the Transportation Act should reduce the likelihood of vicarious liability being imposed on the vehicle trust.

State and federal courts considering whether the Transportation Act preempts state laws permitting vicarious liability have generally concluded that such laws are preempted with respect to cases commenced on or after August 10, 2005. One New York lower court, however, has reached a contrary conclusion in a recent case, concluding that the preemption provision in the Transportation Act was an unconstitutional exercise of congressional authority under the Commerce Clause of the United States Constitution and, therefore, did not preempt New York law regarding vicarious liability. New York’s appellate court overruled the trial court and upheld the constitutionality of the preemption provision in the Transportation Act. New York’s highest court, the Court of Appeals, dismissed the appeal. In a 2008 decision relating to a case in Florida, the U.S. Court of Appeals for the 11th Circuit upheld the constitutionality of the preemption provision in the Transportation Act, and the plaintiffs’ petition seeking review of the decision by the U.S. Supreme Court was denied.  In 2010, the U.S. Court of Appeals for the 8th Circuit issued a similar decision.  While the outcome in these cases upheld federal preemption under the Transportation Act, there are no assurances that future cases will reach the same conclusion.

BMW FS maintains, on behalf of the vehicle trust, contingent liability insurance coverage against third party claims that provides coverage at a minimum of $10 million per accident and permits multiple claims in any policy period. Claims could be imposed against the assets of the vehicle trust if such coverage were exhausted and damages were assessed against the vehicle trust. In that event, investors in the notes could incur a loss on their investment.

If vicarious liability imposed on the vehicle trust exceeds the coverage provided by BMW FS’s primary and excess liability insurance policies, or if lawsuits are brought against either the vehicle trust or BMW FS involving the negligent use or operation of a leased vehicle, you could experience delays in payments due to you or you may ultimately suffer a loss.

We refer you to “Certain Legal Aspects of the Leases and the Leased Vehicles—Vicarious Tort Liability” in this prospectus.

Defined Terms

You can find a listing of the pages where the principal terms are defined under “Index of Principal Terms” beginning on page [__].

Overview of the Transaction

Please refer to page 1 for a diagram providing an overview of the transaction described in this prospectus.

BMW passenger car centers, BMW light truck centers, BMW motorcycle dealers, MINI passenger car dealers, Rolls-Royce motor vehicle dealers (collectively referred to as “Centers”) have assigned, and will assign, vehicle leases and the related vehicles to Financial Services Vehicle Trust, a Delaware statutory trust (the “Vehicle Trust”). The Vehicle Trust was created in August 1995 to facilitate the titling of passenger cars, light trucks and motorcycles in connection with the securitization of passenger car, light truck and motorcycle leases. The Vehicle Trust has issued to BMW Manufacturing L.P. (“BMW LP” or the “UTI Beneficiary”) a beneficial interest in the undivided trust interest (the “UTI”). The UTI represents the entire beneficial interest in assets of the Vehicle Trust that have not been allocated to special units of beneficial interest such as the ones described in this prospectus. The trustee of the Vehicle Trust will be directed by the UTI Beneficiary:

•	to establish a special unit of beneficial interest (the “20[__]-[_] SUBI”); and

•
to allocate a separate portfolio of leases (the “Specified Leases”), the vehicles that are leased under the Specified Leases (the “Specified Vehicles”) and the related assets of the Vehicle Trust, including the cash proceeds (or other such equivalent proceeds) associated with such Specified Leases to the 20[__]-[_] SUBI.

The 20[__]-[_] SUBI will represent the entire beneficial interest in the Specified Leases and Specified Vehicles (collectively, the “SUBI Assets”). Upon creation of the 20[__]-[_] SUBI, the related SUBI Assets will no longer be a part of the assets of the Vehicle Trust represented by the UTI, and the interest in the Vehicle Trust Assets represented by the UTI will be reduced accordingly. The 20[__]-[_] SUBI will evidence an indirect beneficial interest, rather than a direct legal interest, in the SUBI Assets. The 20[__]-[_] SUBI will not represent a beneficial interest in any Vehicle Trust Assets other than the SUBI Assets. Payments made on or in respect of any Vehicle Trust Assets other than the SUBI Assets will not be available to make payments on the Notes or the Certificates. The UTI Beneficiary may from time to time cause special units of beneficial interest other than the 20[__]-[_] SUBI (each, an “Other SUBI”) to be created out of the UTI. The Issuing Entity (and, accordingly, its securityholders) will have no interest in the UTI, any Other SUBI or any assets of the Vehicle Trust Assets evidenced by the UTI or any Other SUBI. See “The SUBI” and “The Vehicle Trust” in this prospectus.

BMW LP will sell, transfer and assign its interest in the 20[__]-[_] SUBI to BMW Auto Leasing LLC (the “Depositor”). The Depositor will in turn transfer and assign the certificate representing its interest in the 20[__]-[_] SUBI (the “SUBI Certificate”) to BMW Vehicle Lease Trust 20[__]-[_] (which is referred to in this prospectus as the “Trust” or the “Issuing Entity”). The Issuing Entity will issue [___] classes of asset-backed notes (the “Notes”) in an aggregate principal amount of $[____________] (the “Initial Note Balance”). The Issuing Entity will also issue one class of asset-backed certificates (the “Certificates”), which represent the residual interest in the Issuing Entity. The Issuing Entity will pledge the SUBI Certificate to the Indenture Trustee as security for the Notes. The Notes and the Certificates are collectively referred to as the “Securities” and the holders of Securities are referred to as “Securityholders”. The holders of the Notes are referred to as the “Noteholders” and the holders of the Certificates are referred to as the “Certificateholders.” Each Note will represent an obligation of, and each Certificate will represent a fractional undivided interest in, the Trust.  Payments in respect of the Certificates will be subordinated to payments in respect of the Notes to the extent described in this prospectus. The Notes are the only securities being offered hereby.  The Certificates are not being offered to you in this offering.

The Issuing Entity

Formation

The Issuing Entity has been formed under the laws of the State of Delaware solely for the purposes of the transactions described in this prospectus. The Issuing Entity will be governed by a trust agreement (the “Trust Agreement”), dated as of the date of issuance of the Notes (the “Closing Date”), between the Depositor and [______________], as owner trustee (which is referred to in this prospectus as the “Owner Trustee”).

The Issuing Entity will issue the Notes under an indenture, dated as of the Closing Date (the “Indenture”), between the Issuing Entity and [__________], as indenture trustee (which is referred to in this prospectus as the “Indenture Trustee”). The Certificates will be issued under the Trust Agreement.

The Issuing Entity will not engage in any activity other than as duly authorized in accordance with the terms of the Trust Agreement. On the Closing Date, the authorized purposes of the Issuing Entity will be limited to:

•	issuing the Securities;

•	acquiring the SUBI Certificate and the other property of the Issuing Entity with the net proceeds from the sale of the Notes and the Certificates;

•	assigning and pledging the property of the Issuing Entity to the Indenture Trustee;

•	making payments on the Securities;

•	entering into and performing its obligations under the Transaction Documents to which it is a party; and

•
engaging in other transactions, including entering into agreements, that are necessary, suitable or convenient to accomplish, or that are incidental to or connected with, any of the foregoing activities.

Approval of additional activities and purposes may be requested by holders holding in the aggregate at least 75% of the certificate percentage interest of the Certificates and will require (a) that each rating agency hired by the sponsor to rate the Notes (each, a “Rating Agency” and together, the “Rating Agencies”) has been notified of such additional activities and purposes and has not confirmed in writing within 10 Business Days (or such shorter period as is practicable or acceptable to such Rating Agency) that such additional activities and purposes would cause any of its then-current ratings of the Notes to be qualified, reduced or withdrawn and (b) approval by holders holding in the aggregate at least 75% of the aggregate principal amount of the Notes outstanding.

The Issuing Entity may not issue securities other than the Notes and the Certificates.  Except for the Securities, the Issuing Entity is also prohibited from borrowing money or making loans.

The term “Transaction Documents” refers to the Indenture, the SUBI Trust Agreement, the Servicing Agreement, the Administration Agreement, the Trust Agreement, the SUBI Certificate Transfer Agreement, the Issuer SUBI Certificate Transfer Agreement and the Asset Representations Reviewer Agreement.

Notes owned by the Issuing Entity, the Depositor, the Servicer and their respective affiliates will be entitled to all benefits afforded to the Notes except that they generally will not be deemed outstanding for the purposes of making requests, demands, authorizations, directions, notices, consents or other actions under the Transaction Documents.

BMW FS, the sponsor of this transaction (referred to in this prospectus in such capacity as the “Sponsor”) will be appointed to act as the servicer (referred to in this prospectus in such capacity as the “Servicer”) of the Specified Leases and the related Specified Vehicles.  The Servicer will service the Specified Leases and the related Specified Vehicles pursuant to (i) a servicing agreement, dated as of August 30, 1995, as amended by a supplement to be dated as of the Closing Date (as amended or supplemented from time to time, referred to in this prospectus as the “Servicing Agreement”), among the Vehicle Trust, the UTI Beneficiary, and BMW FS, as Servicer, (ii) the Trust Agreement and (iii) the issuer administration agreement dated as of the Closing Date (which is referred to in this prospectus as the “Administration Agreement”) among BMW FS, as administrator (referred to in this prospectus in such capacity as the “Administrator”), the Trust, the Depositor and the Indenture Trustee, and will be compensated for those services as described under “Description of the Transaction Documents—Servicing Compensation” in this prospectus.

The Issuing Entity’s principal offices will be in Wilmington, Delaware, in care of the Owner Trustee, at the address listed below under “The Owner Trustee and the Indenture Trustee”.  The Issuing Entity’s fiscal year end will occur on the 31st day of December each year.

Property of the Issuing Entity

On the Closing Date, the Depositor will transfer the SUBI Certificate to the Issuing Entity pursuant to the Issuer SUBI Certificate Transfer Agreement. The Issuing Entity will then pledge its interest in the SUBI Certificate to the Indenture Trustee under the Indenture.  See “The SUBI—Transfers of the SUBI Certificate” in this prospectus.

After giving effect to the transactions described in this prospectus, the property of the Issuing Entity (the “Trust Estate”) will include:

•
the SUBI Certificate, evidencing a beneficial interest in the assets allocated to the 20[__]-[_] SUBI, including the right to payments thereunder from certain Termination Proceeds and Recovery Proceeds on deposit in the SUBI Collection Account and net investment earnings, if any, on amounts on deposit in the SUBI Collection Account;

•	the rights of the Issuing Entity as secured party under a back-up security agreement with respect to the SUBI Certificate and the undivided interest in the SUBI Assets;

•
the rights of the Issuing Entity to funds on deposit from time to time in the SUBI Collection Account, the Note Distribution Account and any other account or accounts established pursuant to the Indenture and net investment earnings thereon, if any;

•	the rights of the Depositor, as transferee, under the SUBI Certificate Transfer Agreement;

•	the rights of the Issuing Entity, as transferee, under the Issuer SUBI Certificate Transfer Agreement;

•	the rights of the Vehicle Trust under any related dealer agreements;

•	the security interest of the Issuing Entity in the Reserve Fund (including investment earnings, net of losses and investment expenses, on amounts on deposit therein);

•	[the rights of the Issuing Entity and the Indenture Trustee under any Swap Agreement issued with respect to any class;]

•	[the rights of the Issuing Entity and the Indenture Trustee under any Interest Rate Cap Agreement issued with respect to any class; ]

•	the rights of the Issuing Entity as a third party beneficiary of the Servicing Agreement and the SUBI Trust Agreement;

•	security deposits, if any; and

•
all proceeds of the foregoing, which shall include Sales Proceeds (to the extent vehicles are sold outside of BMW FS’s Like-Kind Exchange Program) and an amount equal to Sales Proceeds deposited by the Servicer in lieu of actual Sales Proceeds in connection with the LKE Program.  For additional information, see “BMW FS’s Lease Financing Program—Like-Kind Exchange Program” in the prospectus.

The Indenture will require the Trust Estate to be pledged by the Issuing Entity to the Indenture Trustee.

Because the 20[__]-[_] SUBI will represent a beneficial interest in the SUBI Assets, Noteholders will be dependent on payments made on the Specified Leases and proceeds received in connection with the sale or other disposition of Specified Vehicles for the payment of interest on and principal of the Notes. The Issuing Entity will not, except to the extent of the back-up security interest as discussed in “Certain Legal Aspects of the Leases and the Leased Vehicles—Back-up Security Interests” in this prospectus, have a direct ownership interest in the Specified Leases or a direct ownership interest or perfected security interest in the Specified Vehicles, which will be titled in the name of the Vehicle Trust or the Vehicle Trustee.  Therefore, it is possible that a claim or lien in respect of the Specified Vehicles or the Vehicle Trust could limit the amounts payable in respect of the SUBI Certificate to less than the amounts received from the lessees of the Specified Vehicles (each, a “User-Lessee”) or received from the sale or other disposition of Specified Vehicles. To the extent that a claim or lien were to delay the disposition of the Specified Vehicles or reduce the amount paid to the holders of the SUBI Certificate in respect of their beneficial interests in the SUBI Assets, Noteholders could experience delays in payment or losses on their investment. See “Risk Factors—The bankruptcy of BMW FS (servicer) or BMW Auto Leasing LLC (depositor) could result in losses or delays in payments on your notes”, “The SUBI”, “Certain Legal Aspects of the Vehicle Trust and the SUBI—The SUBI” and “Certain Legal Aspects of the Specified Leases and the Specified Vehicles—Back-up Security Interests” in this prospectus.

Capitalization of the Issuing Entity

The following table illustrates the approximate expected assets of the Issuing Entity as of the Closing Date.

20[__]-[_] SUBI	$[_______]
Reserve Fund	$[_______]
Total	$[___________]

The following table illustrates the approximate capitalization of the Issuing Entity as of the Closing Date, as if the issuance and sale of the Notes had taken place on that date:

Notes	$[_______]
Overcollateralization	$[_______]
Total	$[___________]

The Issuing Entity will also issue the Certificates which represent the residual interest in the Issuing Entity.   The Certificates are not offered by this prospectus and initially will be retained by the Depositor.

The Depositor

BMW Auto Leasing LLC, referred to in this prospectus as the Depositor, is a wholly owned, limited purpose subsidiary of BMW FS and was formed under the laws of Delaware in August, 2000.  The principal office of the Depositor is located at 300 Chestnut Ridge Road, Woodcliff Lake, New Jersey 07677 and its telephone number is (201) 307-4000.   Since its formation in August 2000, BMW Auto Leasing LLC has been the Depositor in each of BMW FS’s lease securitization transactions, and has not participated in or been a party to any other financing transactions.

The Depositor was organized solely for the purpose of acquiring interests in SUBIs and Other SUBIs, causing securities to be issued and engaging in related transactions. The Depositor’s limited liability company agreement limits the activities of the Depositor to the foregoing purposes and to any activities related to, incidental to, and necessary, convenient or advisable for those purposes, including the following:

•
acquire from, or sell to, BMW FS or its dealers or affiliates its rights and interest in and to (including any beneficial interests in and to) receivables or leases arising out of or relating to the sale or lease of BMW, MINI and Rolls-Royce motor vehicles, monies due under the receivables and the leases, security interests in the related financed or leased vehicles and proceeds from claims on the related insurance policies and any related rights (collectively, the “Receivables”),

•
acquire from BMW FS or any of its affiliates as the holder of the UTI or one or more SUBIs and act as the beneficiary of any such SUBIs, and sell to BMW FS or reallocate to the UTI certain of the Leased Vehicles and related Leases comprising such SUBIs,

•
acquire, own and assign the Receivables and SUBIs, the collateral securing the Receivables and SUBIs, related insurance policies, agreements with Dealers or lessors or other originators or servicers of the Receivables and any proceeds or rights thereto (the “Collateral”),

•
transfer the Receivables and SUBIs and/or related Collateral to a trust pursuant to one or more trust agreements, sale and servicing agreements or other agreements to be entered into by, among others, BMW Auto Leasing LLC, the trustee and the servicer of the Receivables or SUBIs,

•	authorize, sell and deliver any class of certificates or notes issued by the Issuing Entity under the related agreement,

•	acquire from BMW FS the certificates or notes issued by one or more trusts to which BMW FS or one of its subsidiaries transferred the Receivables,

•	perform its obligations under the Trust Agreement, the Indenture and any other related agreements, and

•	engage in any activity and exercise any powers permitted to limited liability companies under the laws of the State of Delaware that are related or incidental to the foregoing.

Other than the obligation to obtain the consent of the Depositor with respect to amendments to the trust agreement or other consent rights given to the holder of the residual interest in the trust, the payment of organizational expenses of the trust, the maintenance and establishment of certain trust accounts, the maintenance of books and records, the perfection of the security interest created by the Trust Agreement and the appointment of a successor owner trustee for the trust, the Depositor will have no ongoing duties with respect to each trust.

The limited liability company agreement of the Depositor includes requirements for its special member to have at least one independent director, extensive corporate separateness covenants and restrictions on its permitted corporate functions (including on its ability to borrow money or incur debts), all of which are designed to prevent the consolidation of the assets of the Depositor with those of either BMW FS or any affiliate of BMW FS in the event of a bankruptcy or insolvency proceeding of BMW FS or such other affiliated entity.  In addition, the Depositor itself may not file a voluntary petition for bankruptcy or insolvency protection in either Federal or any state court without the consent of the all of its members, including the independent directors of its special member.

For the time period that the Issuing Entity is required to report under the Exchange Act, reports filed under the Exchange Act with respect to the Issuing Entity will be available on the SEC’s website located at www.sec.gov, as described under “Where You Can Find More Information About Your Notes” in this prospectus.

The Sponsor, Administrator and Servicer

General

BMW Financial Services NA, Inc., the predecessor of BMW Financial Services NA, LLC (“BMW FS”), was incorporated on April 23, 1984 in the State of Delaware and, on May 1, 2000, was converted into a limited liability company organized under the laws of the State of Delaware.  The national executive headquarters of BMW FS are located at 300 Chestnut Ridge Road, Woodcliff Lake, New Jersey 07677.  Its telephone number is (201) 307-4000.  Its Customer Service Center is located at 5550 Britton Parkway, Hilliard, Ohio 43016.

The Sponsor is responsible for pooling and servicing the pool assets and structuring the securitization transaction.  In its roles as Administrator and Servicer, BMW FS plays a primary role in the management of the Issuing Entity, the Specified Leases and the Specified Vehicles.  In addition, as Servicer, BMW FS will be authorized to exercise certain discretionary powers with regard to the administration of the Specified Leases and the Specified Vehicles, as described under “—Servicing Experience” below.

Securitization Experience

In 1993, BMW FS began originating retail lease contracts and began selling retail installment sale contracts to asset-backed commercial paper conduits.  In 1999, BMW FS began sponsoring securitization trusts.  Since 2000, in its capacity as Sponsor, BMW FS has sponsored [__] securitization trusts backed by motor vehicle leases, where the trusts issued approximately $[__________] of securities to date.  None of the securities sponsored by BMW FS in those transactions have defaulted, experienced any trigger events or failed to pay principal in full at maturity.  Over the last five years, the number of BMW motor vehicles leased by BMW FS in the United States has increased at an average rate of [_____]% per year.

BMW FS has never defaulted in its payment obligations under its term securitization offerings, and none of the asset-backed securities issued under its term securitizations have defaulted, or otherwise been accelerated due to the occurrence of an early amortization or other performance triggering event.  BMW FS has never failed to pay principal in full at maturity on any of its securities issued in a term securitization.  BMW FS only securitizes leases that it has originated and it selects such leases based on the selection criteria specified in this prospectus.

In addition to securitizing motor vehicle leases similar to the Specified Leases, since 1999, BMW FS has sponsored [___] securitization trusts backed by retail installment sales contracts, which trusts have issued approximately $[_________] of securities to date and other securitization entities backed by pools of wholesale “floorplan” loans to automobile retailers, which entities have issued approximately $[_________] in securities to date.  BMW FS has also indirectly sold pools of leases to commercial paper conduits.  None of the securities sponsored by BMW FS or its affiliates in those transactions have defaulted, experienced any trigger events or failed to pay principal in full at maturity.

BMW FS expects that asset-backed debt offerings will continue to be a material funding source for BMW FS. For additional information regarding BMW FS’s overall procedures for originating or acquiring and securitizing assets similar to the Specified Leases, you should refer to “BMW FS’s Lease Financing Program” and “The Leases” in this prospectus.  For information regarding BMW FS’s experience in securitizing other types of assets, you should refer to “The Sponsor, Administrator and Servicer” in this prospectus.

Servicing Experience

BMW FS, in its capacity as Servicer, began servicing operations in 1993.  In addition to servicing motor vehicle leases similar to the Specified Leases, BMW FS also services the retail installment sale contracts and wholesale floorplan loans securitized in the transactions described above.

BMW FS is the servicer for all of the loans and leases that it finances. As the servicer, BMW FS generally handles all collections, administers defaults and delinquencies and otherwise services the loans, the leases and the related vehicles.

The tables set forth below under “Delinquencies, Repossession and Loss Information” show BMW FS’s servicing experience for its entire portfolio of retail lease contracts on automobiles, including contracts sold in securitizations, that BMW FS continues to service, as further described under “Delinquencies, Repossession and Loss Information” in this prospectus.  Additional information regarding BMW FS in its capacities as Sponsor, Administrator and Servicer may be found under “The Sponsor, Administrator and Servicer” and “Description of the Transaction Documents” in this prospectus.

Credit Risk Retention

The Depositor will initially retain [the Class B Notes and] [__% of each class of Notes and] the Certificates, which represents the right to all funds not needed to make required payments on the Notes, pay fees and expenses of the Issuing Entity or make deposits to the Reserve Fund.  [The Depositor's retention of __% of each class of Notes represents a vertical interest in the securitization transaction and will not be hedged by the Depositor.]  The [Class B Notes and the] Certificates represent a first-loss interest in the securitization transaction and will not be hedged by the Depositor.

[To be added for offerings after December 24, 2016:]

[The risk retention regulations in Regulation RR of the Securities Act require the Sponsor, either directly or through its majority-owned affiliates, to retain an economic interest in the credit risk of the Specified Leases.  The Depositor is a wholly-owned affiliate of the Sponsor and will retain the required economic interest in the credit risk of the Specified Leases in satisfaction of the Sponsor’s obligations under Regulation RR.]

[Combination Vertical and Horizontal Interest Option:] [The Depositor expects to satisfy the risk retention requirements of Regulation RR by retaining a combination of an “eligible vertical interest” and an “eligible horizontal residual interest” under Regulation RR.  The Depositor expects that the percentage of the “eligible vertical interest” and the percentage of the fair value of the “eligible horizontal residual interest” will equal at least five.]  [Include following disclosure for both Eligible Vertical Interest Option and Eligible Horizontal Residual Interest Option.]

[Eligible Vertical Interest Option:]  [The Depositor's retention of __% of each class of Notes satisfies the requirements for an “eligible vertical interest” under Regulation RR.  The Depositor is required to retain this interest for at least two years from the Closing Date.  The material terms of the Notes are described in “Description of the Notes.”]

[Eligible Horizontal Residual Interest Option:]  The Depositor’s retention of [the Class B Notes and] the Certificates satisfies the requirements for an “eligible horizontal residual interest” under Regulation RR.  The fair value of [the Class B Notes and] the Certificates[, together with the required amounts in the Reserve Fund, which constitutes an “eligible horizontal cash reserve account” under Regulation RR,] is expected to represent at least [__]% of the fair value of the Notes on the Closing Date.  The Depositor is required to retain [the Class B Notes and] the Certificates for at least two years from the Closing Date.  The [material terms of the Class B Notes are described in “Description of the Notes,” the] material terms of the Certificates are described in “The Certificates” [and the material terms of the Reserve Fund are described in “Credit Enhancement–Reserve Fund.”]

The fair value of [the Class B Notes and] the Certificates is expected to equal __% of the fair value of the Notes and __% of the aggregate principal amount of the Notes.  [The fair value of the Reserve Fund is expected to equal __% of the fair value of the Notes and __% of the aggregate principal amount of the Notes.]  The Sponsor determined the fair value of the Notes, the Certificates and the Reserve Fund using a fair value measurement framework under generally accepted accounting principles.  [Describe fair value methodology]  Under this framework, the Sponsor calculated the anticipated interest and principal payments on each class of Notes, any required payments from the Reserve Fund and any payments on the Certificates on each payment date resulting from the anticipated cashflows on the pool of Specified Leases for the prior month.  In making these calculations, the Sponsor made the following assumptions:

•  interest accrues on the notes at the following rates:

Class                             Interest Rate

Class A-1                      __%

Class A-2a                    __%

Class A-2b                   One-Month LIBOR [+][-] ___%

Class A-3                      __%

Class A-4                      __%

Class B                          __%

•  the leases prepay at a __% ABS rate, as described in “Maturity, Prepayment and Yield Considerations;”

•  [Describe other assumptions, such as delinquency rate, loss rate, recovery rate, recovery lag time, etc.].

The Sponsor developed these inputs and assumptions by reviewing several factors, including the composition of the leases, the performance of its prior securitized pools included in Appendix A, trends in used vehicle values, economic conditions and the loss assumptions of the hired NRSROs.  The Sponsor believes that the inputs and assumptions described above include all inputs and assumptions that could have a material impact on the fair value calculation or a prospective investor's ability to evaluate the Sponsor's fair value calculations.

The Sponsor will recalculate the fair value of the Notes, the Certificates and the Reserve Fund following the Closing Date to reflect the issuance of the notes and any changes in the methodology or inputs and assumptions described above.  The fair value of the Certificates and the Reserve Fund as a percentage of the fair value and principal amount of the Notes will be included in the first investor report, together with a description of any changes in the methodology or inputs and assumptions used to calculation the fair value.]

[Regulation RR requires disclosure of (A) fair value of EHRI, (B) material terms of EHRI, (C) description of valuation methodology, (D) all key inputs and assumptions and a comprehensive description thereof, (E) quantitative information about the inputs and assumptions, including discount rates, recoveries, prepayment rates, default rates, interest rates, (F) description of these inputs and the related curves, and (G) summary description of the reference data set used to develop the inputs.  See Reg RR Rule 4(c)(1).]]

Repurchase Requests

The transaction documents for prior pools of retail lease contracts securitized by BMW FS contain covenants requiring the repurchase of a lease for the uncured breach of certain representations or warranties that materially and adversely affects the interests of the Noteholders.  In the past three years, there was no activity to report with respect to any demand to repurchase any lease underlying a securitization of retail lease contracts sponsored by BMW FS.  BMW FS, as the securitizer on behalf of all of its related affiliated securitizers, discloses all fulfilled and unfulfilled repurchase requests for leases that were the subject of a demand to repurchase on SEC Form ABS-15G.  BMW FS filed its most recent Form ABS-15G, on behalf of itself and its affiliated securitizers, with the SEC on February 4, 2014.  BMW FS’s CIK number is [____________].  Additional information regarding BMW FS in its capacities as sponsor, administrator and servicer may be found under “The Sponsor, Administrator and Servicer” and “Description of the Transaction Documents” in this prospectus.  See also “Description of the Notes—Asset Representation Review.”

Affiliations and Related Transactions

The Vehicle Trust, the UTI Beneficiary and the Depositor are affiliates of the Sponsor, the Servicer and the Administrator.  There is not currently, and there was not during the past two years, any material business relationship, agreement, arrangement, transaction or understanding that is or was entered into outside the ordinary course of business or is or was on terms other than would be obtained in an arm’s length transaction with an unrelated third party, between any of the Depositor, the Trust, the UTI Beneficiary and the Sponsor. For information on any interest in the transaction retained by the Depositor, the Sponsor or their affiliates to satisfy the credit risk retention rules, see “Certain Legal Aspects of the Leases and the Leased Vehicles—Credit Risk Retention.”  The

Asset Representations Reviewer is not and will not be affiliated with any of the Sponsor, Depositor, Servicer, Indenture Trustee, Owner Trustee or any of their respective affiliates, and has not performed, and is not affiliated with any party hired by the Sponsor or any underwriter to perform pre-closing due diligence work on the specified leases.

The Owner Trustee and the Indenture Trustee

[________]

             [________], a [__________], will act as Owner Trustee under the Trust Agreement.  [____] is a [________], and its principal place of business is located at [_____________].  [Note: Description of experience serving as owner trustee for ABS transactions involving motor vehicle leases for BMW FS and others will be provided by the Owner Trustee.]

[________]

              [________], a [________], will act as Indenture Trustee, registrar and paying agent under the Indenture (the Indenture Trustee and the Owner Trustee are collectively referred to in this prospectus as the “Trustees”).  The Indenture Trustee’s principal place of business is located at [_____________].  The fees, expenses and indemnities of the Indenture Trustee will be paid by the Servicer, in its capacity as Administrator.  The Depositor, the Servicer and their respective affiliates may maintain normal commercial banking relations with the Indenture Trustee and its affiliates. [Note: Description of experience serving as indenture trustee for ABS transactions involving motor vehicle leases for BMW FS and others will be provided by the Indenture Trustee.]

The Owner Trustee’s or the Indenture Trustee’s liability in connection with the issuance and sale of the Securities is limited solely to the express obligations of the Owner Trustee or Indenture Trustee set forth in the Trust Agreement or the Indenture, as applicable.  The Owner Trustee or the Indenture Trustee may resign at any time, in which event the Depositor, in the case of the Owner Trustee, and the Issuing Entity, in the case of the Indenture Trustee, will be obligated to appoint a successor Owner Trustee or the Indenture Trustee, respectively.  The Administrator, Depositor or the Certificateholders may also remove an Owner Trustee that becomes insolvent or otherwise ceases to be eligible to continue in that capacity under the Trust Agreement.  The Issuing Entity may also remove the Indenture Trustee that becomes insolvent or otherwise ceases to be eligible to continue in that capacity under the Indenture.  In those circumstances, the Depositor or the Issuing Entity, as the case may be, will be obligated to appoint a successor owner trustee or indenture trustee, respectively.  Any resignation or removal of the Owner Trustee or Indenture Trustee and appointment of a successor trustee will not become effective until acceptance of the appointment by the successor.

The Depositor is required under the Transaction Documents to indemnify the Owner Trustee for any loss, liability, fee, disbursement or expense incurred by it in connection with the performance of its duties under Transaction Documents.  The Depositor need not reimburse any expense or indemnify against any loss, liability or expense incurred by the Owner Trustee through the Owner Trustee’s own willful misconduct, gross negligence or bad faith.

The Issuing Entity is required under the Transaction Documents to cause BMW FS, in its capacity as administrator, to indemnify the Indenture Trustee against any and all loss, liability or expense (including attorneys’ fees and expenses) incurred by it in connection with the administration of the Issuing Entity and the performance of its duties under Transaction Documents. The Indenture Trustee shall notify the Issuing Entity and the Administrator promptly of any claim for which it may seek indemnity; provided, that, failure by the Indenture Trustee to provide such notification shall not relieve the Issuing Entity or the Administrator of its obligations under the Indenture.  Neither the Issuing Entity nor the Administrator need reimburse any expense or indemnify against any loss, liability or expense incurred by the Indenture Trustee through the Indenture Trustee’s own willful misconduct, negligence or bad faith.

The Owner Trustee may resign at any time by so notifying the Administrator, the Servicer, each rating agency hired to rate the Notes (each, a “Rating Agency”), the Depositor, the Indenture Trustee and the

certificateholders.  The Depositor may remove the owner trustee if the Owner Trustee is adjudged a bankrupt or insolvent, a receiver or other public officer takes charge of the Owner Trustee or its property, or the Owner Trustee otherwise becomes incapable of acting.  No resignation or removal of the owner trustee and no appointment of a successor owner trustee shall become effective until the acceptance of appointment by the successor owner trustee pursuant to the trust agreement.

The Indenture Trustee may resign at any time by so notifying the Issuing Entity, the Servicer and each Rating Agency.  The Issuing Entity will be required to remove the Indenture Trustee if the Indenture Trustee is adjudged a bankrupt or insolvent, a receiver or other public officer takes charge of the Indenture Trustee or its property or the indenture trustee otherwise becomes incapable of acting.  No resignation or removal of the Indenture Trustee and no appointment of a successor indenture trustee shall become effective until the acceptance of appointment by the successor indenture trustee pursuant to the indenture.

For a description of the roles and responsibilities of the Owner Trustee, see “Description of the Transaction Documents” and “—Administration Agreement” in this prospectus and “Description of the Transaction Documents—Duties of the Vehicle Trustee, the Owner Trustee and the Indenture Trustee” in this prospectus. For a description of the roles and responsibilities of the Indenture Trustee, see “The Notes—The Indenture” in this prospectus and “Description of the Transaction Documents—Duties of the Vehicle Trustee, the Owner Trustee and the Indenture Trustee” in this prospectus.

Asset Representations Reviewer

__________, a ________ [corporation] [limited liability company] will serve as Asset Representations Reviewer for the Issuing Entity.  The Asset Representations Reviewer is not affiliated with any of the Sponsor, the Depositor, the Servicer, the Indenture Trustee, the Owner Trustee, or any of their respective affiliates, and has not been, and is not affiliated with any party that was, hired by the Sponsor or any underwriter to perform pre-closing due diligence work on the Specified Leases.

_________ [has served as an asset representations reviewer on over ___ transactions involving [asset classes to be specified.] [has no prior experience serving as an asset representations reviewer but has performed pre-closing due diligence work [for other asset classes] which required ______ to assess compliance with eligibility representations.] [Note, description of the asset representations reviewer’s business will be added as supplied by the such entity.]

[Asset representations reviewer] has provided the information in the immediately prior paragraph.  Other than the immediately prior paragraph, [asset representations reviewer] has not participated in the preparation of, and is not responsible for, any other information contained in this prospectus.

Fees.  The Asset Representations Reviewer will receive as compensation an amount equal to $[______] per [month][quarter] (the “ARR Service Fee”) and will be entitled to be reimbursed for all costs and expenses incurred.  Such amount will be payable by the Servicer[, subject to an annual cap, amounts due in excess of such annual cap will be payable as described under “Payments on the Notes––Priority of Payments” in this prospectus].  In addition, if the Asset Representations Reviewer is engaged to perform a review of Specified Leases, the Asset Representations Reviewer will be entitled to a fee of $[_______] per Specified Lease to be reviewed (the “ARR Review Fee” and together with the ARR Service Fee, the “ARR Fee”).

The Asset Representations Reviewer may resign at any time, in which event the Administrator will work to appoint a successor.  In addition, the Administrator may remove the Asset Representations Reviewer for cause if, in the reasonable determination of the Administrator, the Asset Representations Reviewer has not or cannot fulfil its duties as set forth in the Asset Representations Reviewer Agreement.  In all such cases, the Indenture Trustee must approve any successor asset representations reviewer appointed by the Administrator.  The Asset Representations Reviewer Agreement will provide that any resignation or removal of the Asset Representations Reviewer will become effective only when the successor asset representations reviewer has accepted its appointment.  To the extent expenses incurred in connection with the replacement of the Asset Representations Reviewer are not paid by the Asset Representations Reviewer that is being replaced, the Issuing Entity will be responsible for the payment of such expenses.  Any resignation, removal, replacement or substitution of the Asset Representations Reviewer, or the appointment of a new asset representations reviewer, will be reported by the Administrator in the Form 10-D for the related Collection Period, together with a description of the circumstances surrounding the change and, if applicable, information regarding the new asset representations reviewer.

The Asset Representations Reviewer will not be personally liable for any actions or omissions that were not the result of its own bad faith or willful misconduct.  The Asset Representations Reviewer will be entitled to be indemnified by the Issuing Entity [up to the annual cap and by the Administrator for any amounts in excess thereof] for any loss, liability or expense (including reasonable attorneys’ fees) incurred by it in connection with the performance of its duties under the Transfer and Servicing Agreements, other than with respect to losses incurred due to its own willful misconduc or bad faith.  [Upon the occurrence of an Event of Default, the Asset Representations Reviewer will be entitled to receive all such amounts owed from cashflow on the Specified Leases prior to any amounts being distributed to the Noteholders.]

The Vehicle Trust and the Vehicle Trustee

 General

The Vehicle Trust is a Delaware statutory trust and is governed by an amended and restated trust agreement, dated as of December 1, 2006 (the “Vehicle Trust Agreement”), between the UTI Beneficiary and BNY Mellon Trust of Delaware (formerly known as The Bank of New York (Delaware)), as trustee (the “Vehicle Trustee”).

The assets of the Vehicle Trust (the “Vehicle Trust Assets”) consist of:

•
closed-end retail lease contracts (the “Leases”) of BMW passenger cars, BMW light trucks, BMW motorcycles, MINI passenger cars and Rolls-Royce passenger cars (the “Leased Vehicles”), which Leases are or were originated by Centers pursuant to dealer agreements entered into with BMW FS, all monies due from User-Lessees under such Leases and all proceeds thereof;

•	the Leased Vehicles, together with all accessories, additions and parts constituting a part thereof and all accessions thereto and all proceeds thereof;

•	proceeds from sales of the Leased Vehicles;

•
the rights to proceeds from any physical damage, liability or other insurance policies, if any, covering the Leases or the related User-Lessees or the Leased Vehicles, including but not limited to the Contingent and Excess Liability Insurance; and

•	all proceeds of the foregoing.

From time to time after the date of this prospectus, the Centers may assign additional Leases to the Vehicle Trust and, as described below, title the related Leased Vehicles in the name of the Vehicle Trust or the Vehicle Trustee on behalf of the Vehicle Trust.

The primary business purpose of the Vehicle Trust is to acquire, and serve as record holder of title to, the Leases and Leased Vehicles, in connection with asset-backed securities issuance transactions.

Under the Vehicle Trust Agreement, the Vehicle Trust has not and will not:

•
issue interests or securities other than the 20[__]-[__] SUBI, the SUBI Certificate, Other SUBIs, one or more certificates representing each Other SUBI (the “Other SUBI Certificates”), the UTI and one or more certificates representing the UTI (the “UTI Certificates”);

•	borrow money, except from BMW FS or the UTI Beneficiary in connection with funds used to acquire Leases and Leased Vehicles;

•	make loans;

•	invest in or underwrite securities;

•	offer securities in exchange for Vehicle Trust Assets, with the exception of the SUBI Certificate issued in connection with the Securities, Other SUBI Certificates and the UTI Certificates; or

•
repurchase or otherwise reacquire its securities, except as permitted by or in connection with financing or refinancing the acquisition of Leases and Leased Vehicles or as otherwise permitted by each such financing or refinancing.

For further information regarding the servicing of the Leases and the Leased Vehicles, see “Description of the Transaction Documents—Servicing Procedures” in this prospectus.

The UTI Beneficiary

BMW LP is the UTI Beneficiary under the Vehicle Trust Agreement. The sole general partner of BMW LP is BMW Facility Partners, LLC (“BMW Facility Partners”), a Delaware limited liability company. BMW FS is the limited partner of the UTI Beneficiary. The UTI Beneficiary was formed as a limited partnership under the laws of Indiana in September 1992. Currently, its only purposes are being the initial beneficiary of the Vehicle Trust, holding the UTI and the UTI Certificate, acquiring interests in the 20[__]-[__] SUBI and Other SUBIs and engaging in related transactions. The limited liability company agreement of BMW Facility Partners and the limited partnership agreement of the UTI Beneficiary limit their respective activities to the foregoing purposes and to any activities incidental thereto or necessary therefor. The principal office of BMW LP is located at 300 Chestnut Ridge Road, Woodcliff Lake, New Jersey 07677 and its telephone number is (201) 307-4000.

The UTI Beneficiary may from time to time assign, transfer, grant and convey, or cause to be assigned, transferred, granted and conveyed, to the Vehicle Trustee, in trust, Vehicle Trust Assets. At any time, the UTI Beneficiary may allocate all or a portion of the Specified Leases and the Specified Vehicles held by the Vehicle Trust to an Other SUBI held by BMW Bank of North America (the “Bank SUBI”).  On or prior to the date that the 20[__]-[__] SUBI is created, any leases held by the Bank SUBI will be released and assigned back to the UTI.  The UTI Beneficiary will hold the UTI, which represents a beneficial interest in all Vehicle Trust Assets except for (a) any Vehicle Trust Assets allocated to Other SUBIs (“Other SUBI Assets”) and (b) any SUBI Assets (those Vehicle Trust Assets to be referred to as the “UTI Assets”). The UTI Beneficiary may in the future pledge the UTI as security for obligations to third-party lenders and may in the future create and sell or pledge Other SUBIs in connection with financings similar to the transaction described in this prospectus. Each holder or pledgee of the UTI will be required to expressly waive any claim to the Vehicle Trust Assets other than the UTI Assets and to fully subordinate any such claims to those other Vehicle Trust Assets in the event that the waiver is not given full effect. Each holder or pledgee of any Other SUBI will be required to expressly waive any claim to the Vehicle Trust Assets, except for the related Other SUBI Assets, and to fully subordinate those claims to the Vehicle Trust Assets or any Other SUBI in the event that waiver is not given effect. Except under the limited circumstances described under “Certain Legal Aspects of the Vehicle Trust and the SUBI—The SUBI,” no SUBI Assets will be available to make payments in respect of, or pay expenses relating to, the UTI or any Other SUBI.

The Vehicle Trustee

BNY Mellon Trust of Delaware (formerly known as The Bank of New York (Delaware)) is the Vehicle Trustee for the Vehicle Trust. BNY Mellon Trust of Delaware is a Delaware banking corporation and its principal offices are located at 100 White Clay Center, Suite 102, P.O. Box 6995, Newark, Delaware 19711.

The Depositor, the Servicer and their affiliates may maintain normal commercial banking relationships with the Vehicle Trustee and its affiliates.

The Vehicle Trustee will make no representations as to the validity or sufficiency of 20[__]-[__] SUBI or the SUBI Certificate (other than with regard to the execution and authentication of such SUBI Certificate) or of any Specified Lease, Specified Vehicle or related document, will not be responsible for performing any of the duties of the UTI Beneficiary or the Servicer and will not be accountable for the use or application by any owners of beneficial interests in the Vehicle Trust Assets or the investment of any of such monies before such monies are deposited into the accounts relating to the 20[__]-[__] SUBI, any Other SUBI and the UTI. The Vehicle Trustee will not independently verify any Specified Leases or the related Specified Vehicles. The duties of the Vehicle Trustee will generally be limited to the acceptance of assignments of the Leases, the creation of the 20[__]-[__] SUBI, Other SUBIs and the UTI and the receipt of the various certificates, reports or other instruments required to be furnished to the Vehicle Trustee under the SUBI Trust Agreement, in which case the Vehicle Trustee will only be required to examine them to determine whether they conform to the requirements of the SUBI Trust Agreement.

The Vehicle Trustee will be under no obligation to exercise any of the rights or powers vested in it by the SUBI Trust Agreement, to make any investigation of any matters arising thereunder or to institute, conduct or defend any litigation thereunder or in relation thereto at the request, order or direction of the UTI Beneficiary, the servicer or the holders of a majority in interest in the 20[__]-[__] SUBI, unless such party or parties have offered to the Vehicle Trustee reasonable security or indemnity against any costs, expenses or liabilities that may be incurred therein or thereby. The reasonable expenses of every such exercise of rights or powers or examination will be paid by the party or parties requesting such exercise or examination or, if paid by the Vehicle Trustee, will be a reimbursable expense of the Vehicle Trustee.

The Vehicle Trustee may enter into one or more agency agreements with such person or persons, including without limitation any affiliate of the Vehicle Trustee, as are by experience and expertise qualified to act in a trustee capacity and otherwise acceptable to the UTI Beneficiary and any assignee or pledgee of a SUBI Certificate.

The Vehicle Trustee may resign at any time by providing written notice of such resignation to the UTI Beneficiary.  The UTI Beneficiary will be required to remove the Vehicle Trustee if at any time the Vehicle Trustee ceases to be (i) a bank or trust company organized under the laws of the United States or any state with capital and surplus of at least $50,000,000 or (ii) have a principal place of business, or shall have appointed an agent with a principal place of business, in the State of Delaware. In addition, the UTI Beneficiary may remove the Vehicle Trustee if (A) any representation or warranty made by the Vehicle Trustee under any SUBI Trust Agreement was untrue in any material respect when made, and the Vehicle Trustee fails to resign upon written request by the UTI Beneficiary or the assignee or pledgee of any UTI Certificate or SUBI Certificate, (B) at any time the Vehicle Trustee is legally unable to act, or adjudged bankrupt or insolvent, (C) a receiver of the Vehicle Trustee or its property has been appointed or (D) any public officer has taken charge or control of the Vehicle Trustee or of its property or affairs for the purpose of rehabilitation, conservation or liquidation.

Upon the removal of the Vehicle Trustee, the UTI Beneficiary will promptly appoint a successor vehicle trustee. Any resignation or removal of the Vehicle Trustee and appointment of a successor vehicle trustee will not become effective until acceptance of appointment by the successor vehicle trustee. Any successor vehicle trustee will execute and deliver to the servicer, the predecessor vehicle trustee, the UTI Beneficiary and the holder of all SUBI Certificates written acceptance of its appointment as Vehicle Trustee.

The Vehicle Trustee will be indemnified and held harmless by BMW FS or out of and to the extent of the Vehicle Trust Assets (other than the SUBI Assets) with respect to any loss, liability, claim, damage or reasonable expense, including reasonable fees and expenses of counsel and reasonable expenses of litigation arising out of or incurred in connection with (a) any of the Vehicle Trust Assets, including without limitation any such fees and expenses relating to Leases or Leased Vehicles, any personal injury or property damage claims arising with respect to any such Leased Vehicle or any fees and expenses relating to any tax arising with respect to any Vehicle Trust Asset, or (b) the Vehicle Trustee’s acceptance or performance of the trusts and duties contained in the SUBI Trust Agreement. Notwithstanding the foregoing, the Vehicle Trustee will not be indemnified or held harmless out of the Vehicle Trust Assets as to such fees and expenses:

•	for which BMW FS shall be liable under, and shall have paid pursuant to, a Servicing Agreement,

•	incurred by reason of the Vehicle Trustee’s willful misfeasance, bad faith or negligence, or

•	incurred by reason of the Vehicle Trustee’s breach of its respective representations and warranties made in the SUBI Trust Agreement or the Servicing Agreement.

Lease Origination and the Titling of Leased Vehicles

All Leases have been or will be underwritten using the underwriting criteria described under “BMW FS’s Lease Financing Program—Underwriting.”  Under each Lease, the Vehicle Trust, or the Vehicle Trustee on behalf of the Vehicle Trust, will be listed as the owner of the related Leased Vehicle on the Leased Vehicle’s certificate of title. Liens will not be placed on the certificates of title, nor will new certificates of title be issued, to reflect the interest of the Issuing Entity or Other SUBI, as holder of the SUBI Certificate, in the Specified Vehicles.

All Leased Vehicles owned by the Vehicle Trust will be held for the benefit of entities that from time to time hold beneficial interests in the Vehicle Trust. Those interests will be evidenced by the 20[__]-[__] SUBI, the UTI or the Other SUBIs.  Entities holding beneficial interests in the Vehicle Trust will not have a direct ownership in the related Leases or a direct ownership or perfected security interest in the related Leased Vehicles.

The certificates of title for the Specified Vehicles will not reflect the indirect interest of the Issuing Entity in the Specified Vehicles by virtue of its beneficial interest in the related SUBI Assets. Therefore, the Issuing Entity will not have a direct perfected lien in the related Specified Vehicles, but will have filed a financing statement to perfect the security interest in the related SUBI Assets, but only to the extent that the security interest may be perfected by filing under the Uniform Commercial Code (the “UCC”). The servicer has agreed to file or cause to be filed a financing statement and any appropriate continuing statements in each of the appropriate jurisdictions. For further information regarding the titling of the Specified Vehicles and the interest of the Issuing Entity therein, see “Certain Legal Aspects of the Leases and the Leased Vehicles—Back-up Security Interests” in this prospectus.

BMW FS may use programs developed and maintained by BMW FS that allow BMW FS to complete the entire contracting process electronically. The electronic contracts created by the programs will be electronically signed by the related User-Lessees and will be stored in an electronic vault maintained by BMW FS or third parties.  BMW FS does not expect to maintain physical copies of the electronic contracts.

BMW FS’s Lease Financing Program

General

BMW FS currently provides financing for a substantial portion of the motor vehicle consumer lease contracts in respect of BMW passenger cars, BMW light trucks, BMW motorcycles, MINI passenger cars and Rolls-Royce passenger cars (the “lease contracts”) originated by authorized Centers throughout the United States. BMW FS finances lease contracts in accordance with its established underwriting procedures, subject to the terms of its agreement (each, a “Dealer Agreement”) with each Center. Except as otherwise specified, the discussion below applies to all lease contracts, whether owned by BMW FS or the Vehicle Trust.  See “—Underwriting.”  If any lease contract added to an asset pool would be an exception to the underwriting criteria set forth below, the applicable prospectus will set forth the nature of such exception and data on the number of such lease contracts under both “Summary of Terms” and “Composition of the Portfolio of Specified Leases” in this prospectus.

Each Dealer Agreement, among other things, obligates the related Center to repurchase any lease contract BMW FS financed for the outstanding lease balance thereof, if the Center breaches certain representations and warranties as set forth in the Dealer Agreement. The representations and warranties typically relate to the origination of the lease contract and the transfer of the related Leased Vehicles and not the creditworthiness of the user-lessee under the lease contract.

Underwriting

Lease contracts are acquired or financed by BMW FS in accordance with underwriting procedures that are intended to assess the applicant’s ability to pay the amounts due on the contract and the adequacy of the Leased Vehicle as collateral. BMW FS utilizes credit score analysis and approval authority levels as credit controls.

BMW FS requires applicants to complete an application form providing various items of financial information, credit and employment history and other personal information.  Applications are submitted for new and used vehicles from approved retailers via InfoBahn - a BMW intranet system linking Centers and BMW FS.  Credit applications are evaluated by BMW FS’s electronic decisioning systems when received and are either automatically approved, automatically rejected or forwarded for review by a BMW FS credit buyer.

BMW FS’s electronic decisioning system was implemented in 2001 and has increased the percentage of contracts automatically decisioned while also enhancing BMW FS’s ability to review an application and establish the probability that the proposed lease contract will be paid in accordance with its terms.

This electronic decision-making system evaluates each application based on certain criteria, including the applicant’s credit bureau score and credit history, a set of business rules designed to identify certain credit-related items such as loan-to-value ratio, affordability measures (e.g., payment-to-income ratio) and collateral type and quality.  The electronic decision-making system also takes into consideration the custom credit score generated for each applicant based on a set of credit scorecards utilized for internal purposes by BMW FS.

BMW FS’s current custom credit scorecards are statistically-based models developed by Austin Logistics Incorporated which were enhanced in 2010.  The custom credit scorecards calculate a score based on credit application data and credit bureau information. They were developed based on the past performance of BMW FS’s contract portfolio, and the scores generated are designed to be indicative of the relative probability that an applicant will make scheduled payments to BMW FS as agreed.

While independent verification of information in an application is generally not required, the electronic decisioning system also identifies incomplete or inconsistent data between an application and information in a credit bureau report such as an address or social security number mismatch, which is often caused by incorrect data entry but could be a sign of fraud.  Such applications are not automatically accepted and BMW will seek independent verification of such inconsistent information as further described below.  In addition, in some cases, an application is not automatically rejected but does not meet the criteria for automatic approval due to incomplete or inconsistent information as described above or because one or more credit-related terms is not within prescribed automatic approval levels.  These applications are forwarded to credit buyers for review.

A credit buyer reviews each application that is not automatically approved through the use of a system of rules and scorecards.  Credit buyers have credit authority levels of “3,” “4,” “5,” “6,” “7” or “8,” depending on their level of seniority.  The credit buyer’s review includes an evaluation of the customer demographics, income and collateral; review of a credit bureau report on the applicant from an independent credit bureau, use of internet verification tools and a review of the applicant’s credit score based on BMW FS’s custom credit scorecards.

Upon review of the application, the applicant’s credit score and credit bureau report, an assessment is made regarding the relative degree of credit risk.  The current application system used by BMW FS to process applications provides review/decline indicators to assist the credit buyer in the review of applications.  BMW FS’s guidelines provide that an applicant’s credit score will be highly considered by the credit buyer in determining whether to extend credit.  Besides the credit score, BMW FS also considers the applicant’s debt to income ratio, the applicant’s equity in the Leased Vehicle and other attributes as part of the decision making process.

In commercial transactions, BMW FS requires an individual to guarantee the business’ obligations under the lease contract; otherwise BMW FS may obtain two years of audited financial statements, bank account statements and credit references of the related business entity.

BMW FS generally does not provide financing to applicants with previous bankruptcies. However, BMW FS’s guidelines do permit such financing under some circumstances, such as if the customer has re-established credit for at least 24 months and has had no 30-day delinquencies in that period.

Upon the maturity of a lease contract, the user-lessee has the option to purchase or re-lease the Leased Vehicle from BMW FS. The same underwriting and credit procedures described above apply to any financing offered to these user-lessees.

For the period ended [______], 20[__], [__]% of applications were approved.

Servicing

BMW FS measures delinquency by the number of days elapsed from the date a payment is due under the lease contract (each, a “Due Date”). Prior to June 8, 2013, BMW FS considered a payment to be past due or delinquent when the related lessee failed to make at least 80% of a scheduled monthly payment by the related Due Date.  On and after June 8, 2013, BMW FS considers a payment to be past due or delinquent when the related lessee fails to make at least 90% of a scheduled monthly payment by the related due date.  BMW FS generally begins collection activities with respect to a delinquent lease contract through telephone dialer contact that has payment self service capabilities. BMW FS assigns collectors to specific user-lessees and attempts to contact the delinquent user-lessee by telephone, letter or email based on a days-past-due risk combination.  BMW FS uses decision engine technology and scoring to accelerate or decelerate collection activities across days-past-due segments based on a variety of risk factors.  Repossession procedures typically begin when a contract becomes 60 days delinquent. Repossessions are carried out pursuant to applicable state law and specific procedures adopted by BMW FS.

BMW FS’s current policy is generally to charge-off a lease contract on the earlier of (a) the date on which the proceeds of sale of the Leased Vehicle are applied to the lease contract balance or (b) the month in which the lease contract reaches its 150th day of delinquency.

Any deficiencies remaining after repossession and sale of the related Leased Vehicle or after full charge-off of the related lease contract are pursued by BMW FS to the extent practicable and legally permitted. User-lessees are contacted and, when warranted by individual circumstances, repayment schedules are established and monitored until the deficiencies are either paid in full or become impractical to pursue.

Physical Damage and Liability Insurance; Additional Insurance Provisions

Each lease contract requires the user-lessee to obtain physical damage insurance covering loss or damage to the Leased Vehicle, personal liability insurance, comprehensive liability insurance, including fire and theft, covering the actual value of the Leased Vehicle and collision liability insurance covering the actual value of the Leased Vehicle. The Dealer Agreements include a requirement that the Centers provide BMW FS with written evidence that physical damage and liability insurance covers the Leased Vehicle at least in the amount required by the lease contract at the time the lease contract is acquired by BMW FS. BMW FS requires the policy to include BMW FS as loss payee and as additional insured. Since user-lessees may choose their own insurers to provide the required coverage, the specific terms and conditions of policies vary.

There can be no assurance that each Leased Vehicle will continue to be covered by physical damage insurance for the entire term during which the related lease contract is outstanding. BMW FS does not “force place” insurance.

In addition, if a user-lessee’s vehicle is destroyed or irretrievably lost as a result of theft, an accident or other reason that meets BMW FS’s published criteria, and BMW FS determines that the user-lessee is in compliance with its insurance obligations, BMW FS will accept the actual cash value paid by the user-lessee’s insurance company as payment in full of the lease balance. However, a user-lessee will be obligated to pay certain amounts outstanding.  If the insurance loss proceeds exceed the user-lessee’s lease obligations, the excess is refunded to the user-lessee.

In addition, BMW FS may purchase residual value insurance on Leased Vehicles.  Such residual value insurance would insure the difference, if any, between the residual value originally estimated at the time that a lease contract was signed and the actual market value of the lease at lease termination.

Contingent and Excess Liability Insurance

In addition to the personal property and liability insurance coverage required to be obtained and maintained by the user-lessee pursuant to the Leases, and as additional protection in the event the user-lessee fails to maintain the required insurance, BMW FS maintains contingent liability insurance for the benefit of, among others, BMW FS, the Vehicle Trust, the UTI Beneficiary, the Depositor and the Issuing Entity, which provides coverage for liability caused by any Leased Vehicle owned by the Vehicle Trust. BMW FS also maintains excess insurance coverage as to which the Vehicle Trustee is an additional insured (together with the aforementioned primary contingent liability insurance policy, the “Contingent and Excess Liability Insurance”). These insurance policies collectively provide insurance coverage at a minimum of $10 million per accident and permit multiple claims in any policy period. Claims could be imposed against the assets of the Vehicle Trust if such coverage were exhausted and damages were assessed against the Vehicle Trust. In that event, investors in the Notes could incur a loss on their investment. See “Risk Factors—Vicarious tort liability may result in a loss”, “Certain Legal Aspects of the Vehicle Trust and the SUBI—The SUBI” and “Certain Legal Aspects of the Leases and the Vehicles—Vicarious Tort Liability” in this prospectus for a discussion of related risks.

With respect to damage to the Leased Vehicles, a user-lessee is required by the related Lease to maintain comprehensive and collision insurance. As more fully described under “—Physical Damage and Liability Insurance; Additional Insurance Provisions”  BMW FS requires that Centers provide it with written evidence that physical damage and liability insurance covers the Leased Vehicle at least in the amount required by the related lease contract at the time the lease contract is acquired by BMW FS.  BMW FS does not monitor the maintenance of required user-lessee insurance and will not be required to do so in the Transaction Documents.   In the event that the foregoing insurance coverage was exhausted and no third-party reimbursement for that damage was available, investors in the Notes could incur a loss on their investment.

The Servicing Agreement will provide that for so long as any Notes or Certificates are outstanding, neither the Vehicle Trustee nor BMW FS may terminate or cause the termination of any Contingent and Excess Liability Insurance policy that would reduce the liability limit below the minimum $10 million per accident unless (i) each Rating Agency rating the Notes or Certificates has been notified of such termination or any replacement insurance and each such Rating Agency confirms (or, if specified in the related Transaction Documents, such Rating Agency has not confirmed in writing) that such termination or replacement insurance would not cause the then-current ratings of any class of Notes or Certificates to be qualified, reduced or withdrawn or (ii) BMW FS has determined that claims can no longer be brought against the Vehicle Trust as vehicle owner of the related Leased Vehicles, whether as a result of the expiration, revision or reinterpretation of any applicable state or federal statute or otherwise and each Rating Agency confirms (or, if specified in the related Transaction Documents, such Rating Agency has not confirmed in writing) that such termination would not cause the then-current ratings of any class of Notes or Certificates to be qualified, reduced or withdrawn. These obligations of BMW FS will survive any termination of BMW FS as servicer under the Servicing Agreement.

Leased Vehicle Maintenance

Each lease contract states that the user-lessee is responsible for all maintenance, repair, service, operating expenses and damage to the Leased Vehicle.  At the scheduled maturity date of a lease contract, if the user-lessee does not purchase the Leased Vehicle, the user-lessee is required to pay BMW FS (a) any applicable charges for excess mileage at the stated rate on the related lease contract (“Excess Mileage Payments”) and (b) any applicable charges for excess wear and tear (“Excess Wear and Use Payments”), as defined by the contract to be, but not limited to: (i) inoperative electrical or mechanical parts; (ii) dented, scratched, chipped, rusted, pitted, broken or mismatched body parts, paint, vehicle identification items, trim or grill work; (iii) non-functioning, scratched, cracked, pitted or broken glass or lights; (iv) missing equipment, parts, accessories or adornments; (v) torn, damaged, burned or stained interior; (vi) damage that makes the vehicle unlawful or unsafe to drive; (vii) damage due to installation or removal of non-manufacturer, after-market or replacement parts; (viii) damage, including damage to the engine, due to failure to maintain the vehicle in accordance with stated policies; and (ix) tires other than those with at least 1/8” tread remaining at the shallowest point, all the same grade, quantity and quality as those delivered with the Leased Vehicle.

Each of these above stated items is inspected during the vehicle inspection process as described under “—End of Lease Term; Vehicle Disposition.”

If applicable charges are billed to the user-lessee through the maturity billing process and not paid in a timely manner to BMW FS, collection activities are pursued through the BMW FS’s Recovery Department.

Remarketing

BMW FS handles all remarketing activities of Leased Vehicles, including, but not limited to customer service, collections, accounting, end of term process and titling.  This department is managed from BMW FS’s Regional Service Center in Hilliard, Ohio, and Field Remarketing Managers are located at various auction sites throughout the United States.  All remarketing operations are handled electronically.

End of Lease Term; Vehicle Disposition

BMW FS’s Vehicle Sales Department handles vehicle sales for BMW FS, including those related to lease terminations, repossessions, company cars and maturity billing.

At 180 days prior to the expiration of a lease contract, BMW FS, through BMW NA, contacts each user-lessee through direct mail and provides each user-lessee a product brochure reviewing all new models and emails each user-lessee, inviting such user-lessee to a specially designed website which promotes the new product line.  If the user-lessee indicates an intention to purchase the Leased Vehicle, the user-lessee is provided with the necessary documents to complete the purchase.

At 90 days prior to the expiration of a lease contract, BMW FS contacts each user-lessee through direct mail, providing each such user-lessee with (i) an explanation of the end-of-lease options and the end-of-lease process and (ii) a brochure which provides in-depth information regarding the vehicle turn-in process, the inspection process, BMW FS’s excess wear and tear guidelines and vehicle inspection guidelines.  An email is also sent to each user-lessee, inviting such user-lessee to a specially designed website addressing the end of term process.

At 60 days prior to the expiration of a lease contract, BMW FS’s Lease End department begins placing calls to the related user-lessee to: (i) obtain the user-lessee’s end of term intentions and document the current mileage on the Leased Vehicle; (ii) determine the date the user-lessee plans to return the Leased Vehicle and the retailer to which the Leased Vehicle will be returned; (iii) assist and educate the user-lessee regarding the end of lease process; (iv) advise the user-lessee of the inspection process, including the option to repair the Leased Vehicle after the inspection; (v) advise the user-lessee to schedule an appointment with the retailer for the return of the Leased Vehicle; (vi) answer questions and resolve issues with the user-lessee regarding the end of lease maturity billing statement; and (vii) advise the user-lessee to sign and retain a copy of the federal odometer statement completed at the retailer upon return of the Leased Vehicle.

Until a turn-in decision is obtained from the user-lessee, follow-up calls are placed to the user-lessee at 45, 30, and 15 days prior to lease termination.  Occasionally, BMW FS will extend a lease contract up to a maximum of six months. BMW FS only does so if the user-lessee has ordered another BMW vehicle that has not yet been delivered.  If the user-lessee has decided to purchase the Leased Vehicle, such user-lessee may do so at the stated residual value of the Leased Vehicle.

If the user-lessee has decided not to purchase or re-lease the Leased Vehicle, the related Center has the option to purchase such Leased Vehicle for its pre-owned inventory.  Most Centers participate in the “Full Circle Retail Program”, which is an annual contract that each Center has the option to sign.  If a Center elects to participate in the Full Circle Retail Program, such Center is obligated to keep and retail a majority of the vehicles for which such Center originated the lease and to purchase the related vehicles at the lower of current market value or stated residual value.  If a Center elects to join this program, BMW FS and BMW NA help such Center with many tactical retail assistance tools.  If a Center elects not to purchase the related vehicle, BMW FS has established standardized pickup procedures to retrieve the vehicle from the Center as quickly as possible. The vehicle is then delivered to a regional auction site for remarketing/sale.

Once a Leased Vehicle arrives at the regional auction site, a vehicle condition report is completed and the vehicle is prepped for sale.  BMW FS uses numerous auctions throughout the United States and monitors sale percentages, operational efficiencies and sale values.  The regional auctions currently used by BMW FS are “open” auctions, which means that any licensed dealer (not limited to Centers) may participate. A BMW FS representative is present at the auction and is responsible for handling BMW FS’s decisions at the auction, including approval of repairs on the vehicle and acceptance of auction bids.  While a majority of vehicles are sold in the physical auction lane, a Field Remarketing Manager may choose to place a vehicle for sale via auction internet sales systems, such as Manheim OVE or Adesa Dealerblock.  BMW FS communicates daily with each auction location via data feeds.  Upon completion of a sale, sale results are transmitted electronically in accordance with BMW FS’s policies and procedures.

The Certified Pre-Owned BMW Vehicle Program (“CPO”) was established by BMW NA in 1996 to create customer and Center demand for off-lease used BMW vehicles and to enhance the value of off-lease BMW vehicles. To qualify for CPO, a vehicle must pass an inspection conducted by the related Center based on standards set by BMW NA. For CPO vehicles, BMW NA provides a limited warranty for two years or 50,000 miles (whichever comes first) that becomes effective upon the expiration of the New Vehicle Warranty. Each CPO vehicle also is covered by the BMW Roadside Assistance Program which is identical to that offered on new vehicles. CPO is actively marketed by BMW NA through a separate sales force and is advertised using online, broadcast and print media.

Occasionally, BMW FS offers to user-lessees, whose lease contracts are nearing expiration, incentives to lease new vehicles (“New Lease Incentives”). These incentives may include forgiveness of one or more monthly payments otherwise payable under the related lease contracts. In the event that a lease contract subject to such forgiveness is a Specified Lease, BMW FS has agreed in the Servicing Agreement to pay to the Issuing Entity the Monthly Payments so forgiven.  New Lease Incentives may increase the turn-in rates for the related vehicles, including the Specified Vehicles, and increase the exposure of Noteholders to the risks associated with the market valuation of pre-owned vehicles.

Extensions and Pull-Ahead Program

On occasion, BMW FS may extend the term of a Lease if the user-lessee requests such extension and is not in default on any of its obligations under the Lease and if the user-lessee agrees to continue to make monthly payments. User-lessees at the end of a Lease who intend to lease or purchase another BMW, MINI or Rolls-Royce motor vehicle, but cannot do so at lease maturity due to awaiting delivery of a new vehicle, may qualify for a lease term extension of up to six months.

BMW FS, as servicer, may also permit a user-lessee to terminate a lease prior to its maturity in order to allow that user-lessee, among other things, (1) to enter into a new lease contract for a different BMW, MINI or Rolls-Royce motor vehicle, (2) to purchase a different BMW, MINI or Rolls-Royce motor vehicle or (3) to finance a different BMW, MINI or Rolls-Royce motor vehicle. However, an early termination with respect to any lease allocated to the SUBI will not be permitted unless all pull-ahead amounts due and payable by the user-lessee under that lease on or before the date of the user-lessee’s election to terminate the lease have been paid by or on behalf of the user-lessee and are deposited in the collection account within the time period required for the servicer to deposit collections into the collection account. Following this early termination, the Servicer will charge the user-lessee any applicable excess wear and use charges and excess mileage charges in accordance with its customary servicing practices with respect to leases that are terminated early by the related user-lessee in the absence of a “pull-ahead” or other marketing program.

Like-Kind Exchange Program

BMW FS has implemented a Like-Kind Exchange Program (the “LKE Program”) for its lease portfolio. Previously, BMW FS recognized a taxable gain on the resale of most vehicles returned to the Vehicle Trust upon lease termination. The LKE Program is designed to permit BMW FS to defer recognition of taxable gain by exchanging Matured Vehicles, Defaulted Vehicles and Specified Vehicles related to an Early Termination Lease for new vehicles (the “replacement vehicles”):

•
The LKE Program requires the proceeds from the sale of a Matured Vehicle, a Defaulted Vehicle or Specified Vehicle related to an Early Termination Lease to be assigned to, and deposited directly with, a qualified intermediary rather than being paid directly to BMW FS, as servicer.

•
In order to enable BMW FS to take advantage of the tax deferral, the Matured Vehicle, Defaulted Vehicle or Specified Vehicle related to an Early Termination Lease, as applicable, will be reallocated from the related SUBI to the UTI at the same time and in exchange for the same dollar amount that such Matured Vehicle, Defaulted Vehicle or Specified Vehicle related to an Early Termination Lease, is sold.

•	The qualified intermediary will use the proceeds of the sale, together with additional funds, if necessary, to purchase replacement vehicles.

•	The replacement vehicles will then be transferred to the Vehicle Trust and become part of the UTI.

•
The Vehicle Trust is then deemed to have exchanged Matured Vehicles, Defaulted Vehicles, or Specified Vehicles related to Early Termination Leases, as applicable, for the replacement vehicles and BMW FS is not required to recognize any taxable gain.

•
The LKE Program also requires that there be no security interest in the amounts held by the qualified intermediary. Consequently, the indenture trustee will waive any security interest in any amounts held by the qualified intermediary.

Because the Servicer will deposit amounts equal to the Sales Proceeds of the Leased Vehicles subject to the LKE Program at the required time into the SUBI Collection Account, the LKE Program is not anticipated to have any adverse impact on the amounts and timing of payments to be received by the Issuing Entity from the disposition of related Leased Vehicles. However, in the event of a bankruptcy of the Servicer, the Indenture Trustee would not be a secured creditor with respect to any amounts then held by the qualified intermediary and, in that event, related investors could incur losses.

The SUBI

 General

The 20[__]-[_] SUBI will be issued by the Vehicle Trust under a supplement to the Vehicle Trust Agreement, dated as of the Closing Date by and between the UTI Beneficiary and the Vehicle Trust (the “SUBI Supplement” and, together with the Vehicle Trust Agreement, the “SUBI Trust Agreement”). The 20[__]-[_] SUBI will not represent a direct interest in the SUBI Assets or an interest in any Vehicle Trust Assets other than the SUBI Assets. The Issuing Entity and the Securityholders will have no interest in the UTI, any Other SUBI or any Vehicle Trust Assets evidenced by the UTI or any Other SUBI. Payments made on or in respect of Vehicle Trust Assets not represented by the 20[__]-[_] SUBI will not be available to make payments on the Securities.

The SUBI Certificate will evidence a beneficial interest in the assets allocated to the SUBI Assets, which will generally consist of the Specified Leases, the Specified Vehicles and all proceeds of or payments on such Specified Leases and Specified Vehicles received on or after the close of business on [_______], 20[__] (which is referred to in this prospectus as the “Cutoff Date”) and all other related SUBI Assets, including:

•	amounts in the SUBI Collection Account received in respect of the Specified Leases,

•
amounts in the SUBI Collection Account received in respect of the sale of the Specified Vehicles (or an amount equal to the Sales Proceeds deposited by the servicer in lieu of actual Sales Proceeds in connection with the LKE Program).  For additional information, see “BMW FS’s Lease Financing Program—Like-Kind Exchange Program” in this prospectus,

•
certain monies due under or payable in respect of the Specified Leases and the Specified Vehicles on or after the Cutoff Date, including the right to receive payments made to BMW FS, the Depositor, the Vehicle Trust, the Vehicle Trustee or the Servicer under any insurance policies relating to the Specified Leases, the Specified Vehicles or the related User-Lessees, and

•	all proceeds of the foregoing.

On or prior to the Closing Date, the Vehicle Trust will issue the SUBI Certificate to or upon the order of BMW LP, as UTI Beneficiary.

Transfers of the SUBI Certificate

Simultaneously with the issuance of the SUBI Certificate to BMW LP, BMW LP will convey the SUBI Certificate to the Depositor pursuant to a transfer agreement, dated as of the Closing Date (the “SUBI Certificate Transfer Agreement”).  BMW LP will covenant to treat the conveyance of the SUBI Certificate to the Depositor as an absolute sale, transfer and assignment for all purposes.

Immediately after the transfer of the SUBI Certificate to the Depositor, the Depositor will:

•
transfer to the Trust, without recourse, all of its right, title and interest in and to the SUBI Certificate under a transfer agreement, dated as of the Closing Date (the “Issuer SUBI Certificate Transfer Agreement”); and

•	deliver the SUBI Certificate to the Trust.

In exchange, the Issuing Entity will transfer to the Depositor the Notes and will issue to the Depositor the Certificates.

Immediately following the transfer of the SUBI Certificate to the Issuing Entity, the Issuing Entity will pledge its interest in the Trust Estate, which includes the SUBI Certificate, to the Indenture Trustee as security for the Notes. The Issuing Entity will deliver the SUBI Certificate to the Indenture Trustee to perfect the pledge of the SUBI Certificate.

The Specified Leases

General

The Specified Leases and the related Specified Vehicles will be described in a schedule appearing as an exhibit to the SUBI Trust Agreement.  Under the Servicing Agreement, the Servicer will represent and warrant as to certain characteristics of each Specified Lease and Specified Vehicle as described under “—Representations, Warranties and Covenants.”

Each of the Specified Leases was originated by a Center in the ordinary course of such Center’s business and assigned to the Vehicle Trust on or prior to the Cutoff Date, in accordance with the underwriting procedures described under “BMW FS’s Lease Financing Program” in this prospectus. As of the date of this prospectus, the Specified Leases are operating leases under International Financial Reporting Standards and U.S. generally accepted accounting principles and have been selected based upon the criteria specified in the SUBI Trust Agreement and described under “—Characteristics” and “—Representations, Warranties and Covenants” below. All Specified Vehicles relating to the Specified Leases will be titled in the name of the Vehicle Trust or the Vehicle Trustee.

The statistical portfolio of the Specified Leases and the related Specified Vehicles selected from the Vehicle Trust’s portfolio consists of a pool of [____] Specified Leases that had an Aggregate Securitization Value as of the Cutoff Date of $[__________________].  The Aggregate Securitization Value for any date will mean an amount calculated as of the close of business on such day equal to the sum of the Securitization Values of all Specified Leases.  For more information regarding how the Securitization Value for each Specified Lease is calculated, you should refer to “—Calculation of the Securitization Value of the Specified Leases” below.

Each Specified Lease provides for an equal, fixed lease payment payable monthly by the User-Lessee (each, a “Monthly Payment”), that does not include other amounts payable by the User-Lessee, such as late charges, returned check fees, taxes and similar items (all of which will be payable to the servicer), that are allocated between principal and Rent Charges.  The “Rent Charge” portion of each Monthly Payment is the amount the User-Lessee is charged on the Lease Balance and is calculated on a constant yield basis at an imputed interest rate (the “Lease Rate”). The “Lease Balance” of a Specified Lease equals the present value of the remaining Monthly Payments owed by the User-Lessee and the present value of the Contract Residual Value of the related Specified Vehicle, each determined using a discount rate equal to the Lease Rate. The initial Lease Balance of a Specified Lease (the “Initial Lease Balance”) equals the adjusted capitalized cost set forth in the Lease. The adjusted capitalized cost of a Specified Lease represents the initial value of the Specified Lease and the related Specified Vehicle (which value may exceed the manufacturer’s suggested retail price and may include certain fees and costs related to the origination of the Specified Lease). The Initial Lease Balance amortizes over the term of the Specified Lease to an amount equal to the Contract Residual Value.

All of the Specified Leases will be closed-end leases. Under a “closed-end lease,” at the end of its term, if the User-Lessee does not elect to purchase or re-lease the related leased vehicle by exercise of the purchase or re-lease option contained in such BMW lease contract, the User-Lessee is required to return the leased vehicle to or upon the order of BMW FS, as Servicer on behalf of the Vehicle Trust, at which time the User-Lessee will then owe (in addition to unpaid Monthly Payments) only incidental charges for excess mileage, excessive wear and use and other items as may be due under such lease.

Each User-Lessee will be permitted to purchase or re-lease the Specified Vehicle at the scheduled termination date specified in the related Specified Lease (the “Maturity Date”) or upon the early termination of the related Specified Lease. The purchase price (the “Purchase Option Price”) is the amount payable by a User-Lessee upon the exercise of its option to purchase a Specified Vehicle which amount equals (a) with respect to a Matured Vehicle, the Contract Residual Value plus any fees, taxes and other charges imposed in connection with such purchase and (b) with respect to a Specified Vehicle for which the related Specified Lease has been terminated early by the User-Lessee, the sum of (i) any due but unpaid Monthly Payments, (ii) any fees, taxes and other charges imposed in connection with the Specified Lease and (iii) the excess of the sum of the Monthly Payments remaining until the end of the Lease and the Contract Residual Value over the remaining unearned Rent Charges, calculated using the actuarial method (the “Actuarial Payoff”).  In addition, so long as a User-Lessee is not in default under a Specified Lease, a User-Lessee may terminate the Specified Lease and not exercise its option to purchase a Specified Vehicle at any time upon payment in full of a payoff amount (the “Early Termination Cost”).  The Early Termination Cost is the sum of (a) any due but unpaid Monthly Payments; (b) any fees and taxes assessed or billed in connection with the Specified Lease and any other amount charged to the User-Lessee under the Specified Lease, including repair charges at termination; (c) a disposition fee; and (d) the Actuarial Payoff; minus (e) the estimated value of the vehicle as determined by Black Book Wholesale Average Condition, or if unavailable, the N.A.D.A. Official Used Car Guide Wholesale Average Condition (or, in California, the Kelly Blue Book Auto Market Report).

Each Specified Lease will provide that BMW FS, as Servicer on behalf of the Vehicle Trust, may terminate the Specified Lease and repossess the related Specified Vehicle following an event of default by the related User-Lessee (each, a “Lease Default”). Typical Lease Defaults include, but may not be limited to, failure of the User-Lessee to make payments when due, certain events of bankruptcy or insolvency of the User-Lessee, failure to maintain required insurance or failure to comply with any other term or condition of the Specified Lease. BMW FS regularly tracks User-Lessees’ compliance with their payment obligations, but BMW FS does not monitor the maintenance of required User-Lessee insurance and will not be required to do so in the Transaction Documents.

If a User-Lessee is in default of a Specified Lease, BMW FS may do any or all of the following: (i) take any reasonable measures to correct the default or save BMW FS from loss; (ii) terminate the Specified Lease and the User-Lessee’s rights to use and possess the Specified Vehicle, and if the User-Lessee does not voluntarily return the Specified Vehicle, take possession of the Specified Vehicle by any method permitted by law; (iii) determine the User-Lessee’s “early termination liability,” which is the sum of the Early Termination Cost, all collection costs, and to the extent permitted by law, court costs and reasonable attorney’s fees; or (iv) pursue any other remedy permitted by law. The User-Lessee is also liable for all related expenses, fees, legal cost and attorney’s fees incurred by BMW FS to repossess, store, restore and/or dispose of the Specified Vehicle.

In the event of termination of a Specified Lease where the related User-Lessee is in default following a casualty of the related Specified Vehicle, amounts collected with respect to the Specified Lease and Specified Vehicle, after deducting costs and other sums retained by the Servicer in connection therewith may be less than the Securitization Value of the Specified Lease. In the event that any of the foregoing shortfalls are not covered from available monies on deposit in the SUBI Collection Account and Reserve Fund, investors in the Notes could suffer a loss on their investment.

Representations, Warranties, Covenants and Modifications

The Servicer will represent and warrant that each Specified Lease or, to the extent applicable, the related Specified Vehicle or User-Lessee:

•	was originated in the United States for a user-lessee with a U.S. address and in compliance with BMW FS’s customary credit policies and practices;

•	is a U.S. dollar-denominated obligation;

•	provides for constant Monthly Payments to be made by the User-Lessee over the term of the Specified Lease;

•
is a closed-end lease as to which no selection procedure aside from those specified in the Servicing Agreement was used that was believed to be adverse to the holders of interests in the Vehicle Trust, the 20[__]-[__] SUBI or any Other SUBI;

•	was created in compliance in all material respects with all applicable federal and state laws, including consumer credit, truth in lending, equal credit opportunity and applicable disclosure laws;

•
(a) is a legal, valid and binding payment obligation of the user-lessee, enforceable against the User-Lessee in accordance with its terms, as amended, (b) has not been satisfied, subordinated, rescinded, canceled or terminated, (c) no right of rescission, setoff, counterclaim or defense has been asserted or threatened in writing and (d) no written default notice has been transmitted to BMW FS;

•	an electronic executed copy of the documentation associated therewith is located at one of BMW FS’s offices;

•	requires the User-Lessee to obtain physical damage and liability insurance that names BMW FS or the lessor as loss payee covering the related Specified Vehicle as required under the Specified Lease;

•
has been validly assigned to the Vehicle Trust by the related Center and is owned by the Vehicle Trust, free of all liens, encumbrances or rights of others other than liens relating to administration of title and tax issues;

•
all material consents, licenses, approvals or authorizations of, or registrations or declarations with, any governmental authority required to be obtained, effected or given by the Vehicle Trust and the Vehicle Trustee in connection with (i) the origination of such Lease and (ii) the execution, delivery and performance by the Vehicle Trust of the Specified Lease have been duly obtained, effected or given and are in full force and effect as of the date of the origination of such Specified Lease;

•	the related Center, BMW FS and the Vehicle Trust have each satisfied all obligations required to be fulfilled on its part with respect thereto;

•
the related User-Lessee has a billing address in a state in which the Vehicle Trust has all licenses, if any, necessary to own and lease vehicles and is not BMW FS, the Depositor or any of their respective affiliates;

•
the related certificate of title is registered in the name of the Vehicle Trust or the Vehicle Trustee (or a properly completed application for such certificate of title has been submitted to the appropriate titling authority);

•	is fully assignable and does not require the consent of the User-Lessee as a condition to any transfer, sale or assignment of the rights of the originator;

•	has not been extended or otherwise modified except in accordance with BMW FS’s normal credit and collection policies and practices;

•	is not an Other SUBI Asset; and

•
to the knowledge of BMW FS, the related User-Lessee is not currently the subject of a bankruptcy proceeding and the Lease constitutes “tangible chattel paper” or “electronic chattel paper” for purposes of the UCC.

The Servicer will be required to deposit or cause to be deposited into the SUBI Collection Account for the Securities an amount equal to the Securitization Value of a Specified Lease (the “Reallocation Payment”) if:

•
the related User-Lessee moves to a state that is not a state in which the Vehicle Trust has all licenses, if any, necessary to own and lease vehicles and the Vehicle Trustee does not have such licenses for such state within 90 days of the Servicer becoming aware of such move; or

•
the Vehicle Trustee, the Servicer or the Indenture Trustee discovers a breach of any representation, warranty or covenant referred to in the preceding paragraph that materially and adversely affects the Issuing Entity’s interests in a Specified Lease or Specified Vehicle and gives prompt written notice of such breach to the Servicer and the breach is not cured in all material respects within 60 days after the Servicer discovers the breach or is given notice of it.

In the case of the first bullet point of this paragraph, the Reallocation Payment must be made by the servicer on the business day immediately preceding the next payment date (each such date, a “Deposit Date”) following the end of such 90-day period.  Otherwise, the Reallocation Payment must be made by the Servicer as of the day on which the related cure period ended. Upon such payment, the related Specified Lease and Specified Vehicle shall no longer constitute SUBI Assets. The foregoing payment obligation will survive any termination of BMW FS as Servicer under the Servicing Agreement.

Consistent with its customary servicing practices, the Servicer may, in its discretion, modify or extend the term of a Specified Lease or re-lease a Specified Lease; provided, that if (i) the Servicer makes an extension that exceeds six months or (ii) the related Specified Lease as extended would mature later than the last day of the Collection Period preceding the Final Scheduled Payment Date of the latest maturing class of Notes or the related Specified Vehicle is re-leased, the Servicer shall, on the Deposit Date related to the Collection Period in which the Servicer discovers or is notified that such event described above has occurred, (x) deposit or cause to be deposited into the SUBI Collection Account an amount equal to the Securitization Value (with respect to extensions) or the Contract Residual Value (with respect to re-leases) of the Specified Lease as of the last day of the related Collection Period and (y) direct the Vehicle Trustee to either reallocate such Specified Lease and the related Specified Vehicle from the 2015-1 SUBI to the UTI or cause such Specified Lease and related Specified Vehicle to be conveyed to the Servicer.

BMW FS will represent and warrant that aside from such criteria, it used no adverse selection procedures in selecting the Specified Leases from the pool of Leases for allocation to the 20[__]-[__] SUBI as SUBI Assets and that aside from such criteria, it is not aware of any bias in the selection of the Specified Leases that would cause delinquencies or losses on the Specified Leases to be worse than any other Leases held by the Vehicle Trust. However, there can be no assurance as to actual delinquencies or losses on the Specified Leases. All Specified Vehicles relating to the Specified Leases will be titled in the name of the Vehicle Trust or the Vehicle Trustee on behalf of the Vehicle Trust.

Characteristics

The Specified Leases were selected by reference to several criteria, including, that as of the Cutoff Date, each Specified Lease:

•	applied to a Specified Vehicle that was a BMW passenger car, BMW light truck, BMW motorcycle, MINI passenger car or Rolls-Royce passenger car at the time of origination of the Specified Lease;

•	applied to a Specified Vehicle that has a model year of 20[__] or later;

•	was originated for a User-Lessee with a United States address;

•
provides for level payments that fully amortize the Initial Lease Balance of the Specified Lease at the related Lease Rate to the related Contract Residual Value over the lease term and, in the event of a user-lessee initiated early termination, provides for payment of the Early Termination Cost ;

•	was originated on or after [_____], 20[__];

•	had a Maturity Date on or after the [_____], 20[__] Payment Date and no later than the [_____], 20[__] Payment Date;

•	has an original term of not more than [__] months; and

•	was not more than [__]days past due.

In addition, currently, BMW FS only securitizes Leases that were originated in the following states: Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, Florida, Georgia, Hawaii, Idaho, Illinois, Indiana, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Montana, Nebraska, Nevada, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virginia and Washington.

The statistical portfolio of the Specified Leases and Specified Vehicles presented in this prospectus is based on a statistical portfolio of [____] leases and the related leased vehicles. The actual pool of Specified Leases and Specified Vehicles allocated to the 20[__]-[_] SUBI on the Closing Date will vary from those included in the statistical pool because leases and the related leased vehicles will be removed from the pool of SUBI Assets because the actual discount rate is less than the statistical discount rate.  Although they will be different, the portfolio characteristics of the Specified Leases and Specified Vehicles allocated to the 20[__]-[_] SUBI as of the Closing Date will not differ in any material respect from the portfolio characteristics of the Specified Leases and Specified Vehicles in the statistical portfolio as of the Cutoff Date set forth in the following tables (which were calculated as of the Cutoff Date and are based on the securitization rate calculated using the statistical discount rate).  The characteristics of the Specified Leases in the statistical portfolio as of the Cutoff Date are as set forth in the following tables. We refer you to “The Leases” in this prospectus for a further description of the characteristics of the Leases, including the Specified Leases.

[____] Specified Leases, having an aggregate principal amount of approximately $[_________] (representing approximately [__]% of the Aggregate Securitization Value as of the Cutoff Date) are evidenced by electronic contracts.

Composition of the Statistical Portfolio of the Specified Leases
(As of the Cutoff Date)

Aggregate Securitization Value	$[___________]
Number of Specified Leases	[_______]
Aggregate ALG Residual Value	$[___________]
Aggregate of ALG Residual Values as a Percentage of Aggregate Securitization Value	[___]%
Aggregate of Discounted ALG Residual Values(1) as a Percentage of Aggregate Securitization Value	[___]%
BMW Passenger Cars as a Percentage of Aggregate Securitization Value	[___]%
BMW Light Trucks as a Percentage of Aggregate Securitization Value	[___]%
Weighted Average FICO Score(2)	[__]

	Average	Minimum	Maximum

Securitization Value	$[______]	$[______]	$[_______]
Original Term to Maturity (months)	[__] (2)	[__]	[__]
Remaining Term to Maturity (months)	[__](2)	[__]	[__]
Seasoning (months)	[__](2)	[__]	[__]
ALG Residual Value	$[_____]	$[_____]	$[_____]
____________________________________

(1)  Discounted by the securitization rate calculated using the statistical discount rate.
(2)  Weighted by Securitization Value as of the Cutoff Date.

The FICO Score of a User-Lessee is calculated as the average of all available FICO Scores at the time of application.  A “FICO Score” is a measurement determined by Fair, Isaac & Company using information collected by the major credit bureaus to assess credit risk.  Data from an independent credit reporting agency, such as a FICO Score, is one of several factors that may be used by BMW FS in its credit scoring system to assess the credit risk associated with each applicant.  See “BMW FS’s Lease Financing Program” in this prospectus.  Additionally, FICO Scores are based on independent third party information.  BMW FS does not calculate the FICO scores and does not have access to the information used by the independent credit reporting agencies which provide the FICO scores to BMW FS.  FICO Scores should not necessarily be relied upon as a meaningful predictor of the performance of the Specified Leases.

Distribution of the Statistical Portfolio of the Specified Leases by Securitization Value as of the Cutoff Date

As of the Cutoff Date, the distribution of the Specified Leases by Securitization Value was as follows:

Securitization Value as of the Cutoff Date	Number of Specified Leases	Percentage of Total Number of Specified Leases(1)	Aggregate Securitization Value as of the Cutoff Date	Percentage of Aggregate Securitization Value as of the Cutoff Date(1)
$[________]		%	$	%
$[________]
$[________]
$[________]
$[________]
$[________]
$[________]
$[________]
$[________]
$[________]
Total:		100.00%		100.00%
____________________________________

(1) Percentages may not add to 100.00% due to rounding.

Distribution of the Specified Leases by Original Term to Maturity

As of the Cutoff Date, the distribution of the Specified Leases by the original term to maturity was as follows:

Original Term to Maturity (months)	Number of Specified Leases	Percentage of Total Number of Specified Leases(1)	Aggregate Securitization Value as of the Cutoff Date	Percentage of Aggregate Securitization Value as of the Cutoff Date(1)
[________]		%	$	%
[________]
Total:		100.00%		100.00%
____________________________________
(1) Percentages may not add to 100.00% due to rounding.

Distribution of the Specified Leases by Remaining Term to Maturity

As of the Cutoff Date, the distribution of the Specified Leases by the remaining term to maturity was as follows:

Remaining Term to Maturity (months)	Number of Specified Leases	Percentage of Total Number of Specified Leases(1)	Aggregate Securitization Value as of the Cutoff Date	Percentage of Aggregate Securitization Value as of the Cutoff Date(1)
[________]		%	$	%
[________]
[________]
Total:		100.00%		100.00%
____________________________________

(1) Percentages may not add to 100.00% due to rounding.

Distribution of the Specified Leases by State

As of the Cutoff Date, the distribution of the Specified Leases, based on the address of the User-Lessee of the related Specified Vehicle, was as follows:
State	Number of Specified Leases	Percentage of Total Number of Specified Leases(1)	Aggregate Securitization Value as of the Cutoff Date	Percentage of Aggregate Securitization Value as of the Cutoff Date(1)
[________]		%	$	%
[________]
[________]
[________]
[________]
[________]
[________]
[________]
[________]
[________]
[________]
[________]
[________]
[________]
[________]
[________]
[________]
[________]
[________]
[________]
Total:		100.00%		100.00%
____________________________________

(1) Percentages may not add to 100.00% due to rounding.

No state other than [________], [________], [________], [________] and [________] accounts for 5% or more of the Aggregate Securitization Value of the Specified Leases and the related Specified Vehicles as of the Cutoff Date.  Adverse economic conditions in any of these states may have a disproportionate impact on the performance of the Specified Leases and Specified Vehicles.  See “Risk Factors—The geographic concentration of the specified leases and performance of the specified leases and related specified vehicles may increase the risk of loss on your investment” in this prospectus.

Distribution of the Specified Leases by Specified Vehicle Model

As of the Cutoff Date, the distribution of the Specified Leases by the model of the related Specified Vehicle was as follows:
Model	Number of Specified Leases	Percentage of Total Number of Specified Leases(1)	Aggregate Securitization Value as of the Cutoff Date	Percentage of Aggregate Securitization Value as of the Cutoff Date(1)
[________]		%	$	%
[________]
[________]
[________]
[________]
[________]
[________]
[________]
[________]
[________]
Total:		100.00%		100.00%
____________________________________

(1) Percentages may not add to 100.00% due to rounding.

Distribution of the Specified Leases by Year and Quarter of Maturity

As of the Cutoff Date, the distribution of the Specified Leases based on the year and quarter of maturity was as follows:

Year and Quarter of Maturity	Number of Specified Leases	Percentage of Total Number of Specified Leases(1)	Aggregate Securitization Value as of the Cutoff Date	Percentage of Aggregate Securitization Value as of the Cutoff Date(1)
[________]
[________]
[________]
[________]
[________]
[________]
[________]
[________]
[________]
[________]
[________]
Total:		100.00%		100.00%
____________________________________

(1) Percentages may not add to 100.00% due to rounding.

[Asset Level Data about the Specified Leases

[To be included for offerings after November 23, 2016:] The Depositor has prepared asset level data about the pool of leases for this securitization transaction and has filed this information with the SEC on Form ABS-EE.  The Form ABS-EE is incorporated by reference into this prospectus.  The asset data file provides detailed information about the Specified Leases, the related Specified Vehicles, the User-Lessees, the status of the Specified Leases and the origination of the Specified Leases.  Investors should carefully review the asset level data.  The Depositor will prepare updated asset level data on a monthly basis and will file this information with the SEC on Form ABS-EE.

For more details about the monthly asset level data, you should read “Statements to Noteholders.”]

Determination of Residual Values

BMW FS conducts a broad analysis of different factors that may affect the residual values of the Leased Vehicles. However, the residual values of the Specified Vehicles for purposes of calculation of the Securitization Value will be calculated by the Servicer using the lesser of (i) ALG residual values of the Specified Vehicles at the scheduled termination of the Specified Leases at the time the related Specified Lease was signed and (ii) the ALG residual values of the Specified Vehicles at the scheduled termination of the Specified Leases provided by ALG in [____], 20[__] (the “ALG Residual Value”). ALG is an independent publisher of lease residual value percentages and is frequently used for comparison purposes by the vehicle leasing industry.

As part of BMW NA sales support programs, BMW FS distributes to Centers residual value percentages for certain vehicles that are higher than those determined pursuant to the methods described above. As a result, the residual value set forth in a Specified Lease (the “Contract Residual Value”) may be higher than the residual value determined using ALG Residual Values. The Securitization Values have been and will be calculated by the Servicer based upon ALG Residual Values. As a result, the excess of the Contract Residual Value over ALG Residual Values will not be financed in the transaction described herein. However, the Purchase Option Prices (which if paid are part of Collections available to the Trust) for the Specified Vehicles at the Maturity Dates of the Specified Leases will be the Contract Residual Values.

All of the Leases and Leased Vehicles assigned to the SUBI have been originated under the residual value policies described above.  Notwithstanding the foregoing, no assurance can be given as to BMW FS’s future experience with respect to the return rates of BMW, MINI and Rolls-Royce motor vehicles relating to Specified Leases originated under these policies. If the residual values of the Specified Vehicles relating to the Issuing Entity, as originally determined by BMW FS are substantially higher than the sales proceeds actually realized upon the sale of such Specified Vehicles, you may suffer losses on your investment. See “Risk Factors – Used car market factors may increase the risk of loss for all investors.” For more information regarding BMW FS’s procedures for realizing the residual value of Leased Vehicles, see “The Specified Leases—End of Lease Term; Vehicle Disposition” [above/below].

The aggregate ALG Residual Value of the related Specified Vehicles will not exceed 65% of the aggregate Securitization Value of the Specified Leases and Specified Vehicles assigned to the SUBI.

Calculation of the Securitization Value of the Specified Leases

Under the Servicing Agreement, the Servicer will calculate a “securitization value” (the “Securitization Value”) for each Specified Lease equal to:

(a) as of the Cutoff Date or any date other than the Maturity Date of such Specified Lease, the sum of (i) the present value (discounted at the Securitization Rate) of the aggregate Monthly Payments remaining on such Specified Lease (including Monthly Payments due and not yet paid for which the Servicer has never made a Monthly Payment Advance) and (ii) the present value (discounted at the Securitization Rate) of the ALG Residual Value of the related Specified Vehicle; and

(b) as of the Maturity Date of such Specified Lease, the ALG Residual Value of the related Specified Vehicle; provided, however, that the Securitization Value of a Liquidated Lease, except for purposes of calculating a Reallocation Payment, is equal to zero.

The “Securitization Rate” for any Specified Lease and the related Specified Vehicle is an annualized rate that is the greater of (a) the Lease Rate for such Specified Lease and (b) a discount rate of [____]%.  For purposes of presenting the pool information in this prospectus, the securitization rates have been calculated using a statistical discount rate of [____]%.

Because the actual discount rate is different than the statistical discount rate, the statistical characteristics of the Specified Leases and Specified Vehicles will vary somewhat from the statistical distribution of those characteristics presented in this prospectus, because leases and the related leased vehicles will be removed from the pool of SUBI Assets.  Any variance between the characteristics of the pool information in this prospectus and the actual characteristics will not be material.

The initial Securitization Value represents the amount of financing that will be raised for each Specified Vehicle and related Specified Lease. The Securitization Value at any given time during the term of a Specified Lease represents the principal amount of the Notes that can be amortized by the sum of the Monthly Payments due in respect of the Specified Lease over the remaining lease term, plus the ALG Residual Value of the related Specified Vehicle.

A “Liquidated Lease” means a Specified Lease for which any of the following has occurred during a Collection Period (or, with respect to clause (d) below, on the Deposit Date immediately following such Collection Period):

(a) the related Specified Vehicle was sold or otherwise disposed of by the Servicer following (i) such Specified Lease becoming a Defaulted Lease, (ii) the early termination (including any early termination by the related User-Lessee) of such Specified Lease, or (iii) such Specified Vehicle becoming a Matured Vehicle;

(b) such Specified Lease became a Defaulted Lease or such Specified Lease terminated or matured more than 90 days prior to the end of such Collection Period and the related Specified Vehicle was not sold;

(c) the Servicer’s records, in accordance with its customary servicing practices, disclose that all insurance proceeds expected to be received have been received by the Servicer following a casualty or other loss with respect to the related Specified Vehicle; or

(d) the Servicer shall have made a Sales Proceeds Advance with respect to such Specified Lease.

A “Defaulted Lease” will mean a Specified Lease terminated by the Servicer (a) following a default by or bankruptcy of the related User-Lessee or (b) because the related Specified Vehicle has been lost, stolen or damaged beyond economic repair.

Delinquencies, Repossessions and Loss Information

Set forth below is information concerning BMW FS’s experience with respect to its entire portfolio of leases.  Credit losses are an expected cost in the business of extending credit and are considered in BMW FS’s rate-setting process.  The following tables set forth the historical delinquency experience, net credit loss and repossession experience and residual loss value experience of BMW FS’s portfolio of leases.

Delinquency, repossession and loss experience may be influenced by a variety of economic, social and geographic conditions and other factors beyond the control of BMW FS.  There is no assurance that BMW FS’s delinquency, repossession and loss experience with respect to its motor vehicle leases, or the experience of the Issuing Entity with respect to the Specified Leases, will be similar to that set forth below.  If economic conditions in the future differ from those during the periods referenced in the tables below, BMW FS’s delinquency, repossession and loss experience may be adversely affected.

The percentages in the tables below have not been adjusted to eliminate the effect of the growth of BMW FS’s portfolio.  Accordingly, the delinquency, repossession and net loss percentages would be expected to be higher than those shown if a group of leases were isolated at a period in time and the delinquency, repossession and net loss data showed the activity only for that isolated group over that period.

In the table below, the periods of delinquency at December 31, 20[__], 20[__], 20[__], 20[__] and 20[__], and are based on the number of days that more than a specified percentage of any scheduled monthly payment is contractually past due.  Prior to June 8, 2013, BMW FS considered a payment to be past due or delinquent when the related lessee failed to make at least 80% of a scheduled monthly payment by the related due date.  On and after June 8, 2013, BMW FS considers a payment to be past due or delinquent when the related lessee fails to make at least 90% of a scheduled monthly payment by the related due date.  The information included below under the heading “Lease Contracts Delinquent” excludes vehicles that have been repossessed.  There is no assurance that the performance of the Specified Leases will be comparable to BMW FS’s experience shown in the following tables.

BMW FS MANAGED NEW LEASE PORTFOLIO DELINQUENCY EXPERIENCE (1)(2)(3) (Dollars in Thousands)
At [________],
	20[__]		20[__]		20[__]		20[__]		20[__]
Lease Contracts Outstanding ($)
Number of Lease Contracts Outstanding
	Dollars	%	Dollars	%	Dollars	%	Dollars	%	Dollars	%
Lease Contracts Delinquent
31-60 Days
61-90 Days
91-120 Days
121-150 Days
151 Days or More(4)
TOTAL
________________
(1)	Data presented in the table is based upon Lease Balance for new BMW vehicles including those that have been sold but are serviced by BMW FS.
(2)	An account is considered delinquent if 20% or more of any scheduled monthly payment is contractually past due.
(3)	Percentages and numbers may not add to total due to rounding.
(4)
Leases are charged off when they become 150 days delinquent, except when BMW FS is prohibited by applicable law from charging-off such leases, including when the related user-lessee is the subject of bankruptcy proceedings.

BMW FS MANAGED NEW LEASE PORTFOLIO
NET CREDIT LOSS AND REPOSSESSION EXPERIENCE (1)(2)
(Dollars in Thousands)
For the year ended December 31,
	20[__]	20[__]	20[__]	20[__]	20[__]
Lease Contracts Outstanding ($)
Average Lease Contracts Outstanding ($)
Number of Lease Contracts Outstanding
Average Number of Lease Contracts Outstanding

Number of Repossessions Sold (3)
Number of Repossessions Sold as a Percentage of the Average Number of Lease Contracts Outstanding (3)

Charge-offs (4) ($)
Recoveries (5) ($)
Net Losses ($)
Net Losses as a Percentage of Average Dollar Amount of Lease Contracts Outstanding
________________
(1)
Data presented in the table is based upon Lease Balance for new BMW vehicles including those that have been sold but are serviced by BMW FS.  Averages are computed by taking a simple average of month end outstanding amounts for each period presented.

(2)	Percentages and numbers may not add to total due to rounding.
(3)	“Number of Repossessions Sold” means the number of repossessed leased vehicles that have been sold by BMW FS in a given period.
(4)
Charge-offs represent the total aggregate Lease Balance determined to be uncollectible in the period less proceeds from disposition of the related leased vehicles, other than recoveries described in Note (5).

(5)	Recoveries generally include amounts received with respect to lease contracts previously charged off, net of the proceeds realized in connection with the sale of the related leased vehicles.

BMW FS MANAGED NEW LEASE PORTFOLIO
ALG RESIDUAL VALUE LOSS EXPERIENCE (1)(2)
For the year ended December 31,
	20[__]	20[__]	20[__]	20[__]	20[__]
Total Number of Vehicles Scheduled to Terminate (1)
Total Initial ALG Residual on Vehicles Scheduled to Terminate (3)
Number of Vehicles Returned to BMW FS (4)
Number of Vehicles Going to Full Term (5)
Vehicles Returned to BMW FS Ratio

Total Gain/(Loss) on ALG Residuals on Vehicles Returned to BMW FS (6)
Average Gain/(Loss) on ALG Residuals on Vehicles Returned to BMW FS (6)
Total ALG Residual on Vehicles Returned to BMW FS (3)
Total Gain/(Loss) on ALG Residuals on Vehicles Returned to BMW FS as a Percentage of ALG Residuals of Returned Vehicles sold by BMW FS
Total Gain/(Loss) on ALG Residuals on Vehicles Returned to BMW FS as a Percentage of ALG Residuals of Vehicles Scheduled to Terminate
_____________________
(1)
Includes leases for new BMW vehicles including those that have been sold but are serviced by BMW FS.  These leases are grouped by scheduled lease maturity date. Excludes leases that have been terminated pursuant to a lessee default (including, but not limited to, as a result of the lessee's failure to maintain insurance coverage required by the lease, the failure of the lessee to timely or properly perform any obligation under the lease, or any other act by the lessee constituting a default under applicable law).

(2)	Percentages and numbers may not add to total due to rounding.
(3)	ALG Residual adjusted for applicable mileage and term.
(4)	Excludes repossessions, early terminations, and vehicles in inventory.
(5)	Includes all vehicles terminating at scheduled maturity, terminating past scheduled maturity and terminating within 120 days prior to scheduled maturity.
(6)	Residual loss is net of remarketing expenses and end of lease collections.

Static Pools

Attached to this prospectus as Appendix A, we have included charts that reflect the static pool performance of previous, recent securitizations of the Sponsor.  The static pool information is deemed to be a part of this prospectus.  We caution you that the Specified Leases may not perform in a similar manner to the Leases presented in Appendix A.

The information in Appendix A consists of cumulative losses, prepayments and delinquency data for the prior securitized pools and summary information about the original characteristics of the prior pools as well as graphical presentation of the data.  Although the original characteristics of the prior pools may differ somewhat from each other and from the characteristics of the Specified Leases described in the prospectus because BMW FS has changed its origination, purchasing and underwriting policies and procedures over the years, the prior pools are generally comparable since these changes have not been material and the Specified Leases were originated under the same general underwriting and purchasing policy framework as the leases in the prior pools.  In addition, although the selection criteria used for the leases in the prior pools have changed over time to accommodate new financing products, increased vehicle pricing and changes in securitization market practices, these changes do not diminish the general comparability of the prior pools to the Specified Leases described in this prospectus.  Nevertheless, losses, prepayments and delinquencies for the pool of Specified Leases in the securitization transaction described in the prospectus may differ from the information shown in Appendix A for prior securitized pools of leases.

[Insert any specific terms showing material differences between the Pool Assets and the Static Pools.]

Pool Underwriting

In connection with the offering of the notes, the Depositor has performed a review of the Specified Leases and certain disclosure in this prospectus relating to the Specified Leases, as described under “Review of Pool Assets” below.

As described in “BMW FS’s Lease Financing Program—Underwriting” in this prospectus, under BMW FS’s origination process, credit applications are evaluated when received and are either automatically approved, automatically rejected or forwarded for review by a BMW FS credit buyer with appropriate approval authority.  The BMW FS credit buyer reviews each such application through the use of a system of rules and scorecards, including an evaluation of the customer demographics, income and collateral, review of a credit bureau report, use of internet verification tools and a review of the applicant’s credit score based on a combination of their credit bureau score and BMW FS’s own internal credit scoring process.  [_____] Specified Leases in the statistical pool, having an aggregate principal amount of approximately $[_________] (approximately [____]% of the Aggregate Securitization Value of the Specified Leases in the statistical portfolio as of the Cutoff Date) were automatically approved.  BMW FS determined that whether a Specified Lease was accepted automatically by BMW FS’s electronic credit decision system or was accepted following review by a BMW FS credit buyer was not indicative of the quality of the related Specified Lease.  No completed applications for Specified Leases in the statistical pool were automatically rejected.  No Specified Leases in the statistical pool were originated with exceptions to BMW FS’s underwriting guidelines.

Review of Pool Assets

In connection with the offering of the notes, the Depositor has performed a review of the Specified Leases in the statistical pool and the disclosure regarding those Specified Leases that is required to be included in this prospectus by Item 1111 of Regulation AB (such disclosure, the “Rule 193 Information”).  This review was designed and effected to provide the Depositor with reasonable assurance that the Rule 193 Information is accurate in all material respects.  This review included a review of BMW FS’s underwriting guidelines and the contract terms, eligibility and characteristics of the Specified Leases, as well as a review of the disclosure describing such underwriting guidelines, contract terms and the eligibility and characteristics of the Specified Leases in this prospectus.

As part of the review of the Specified Leases, BMW FS and the Depositor identified the Rule 193 Information to be covered and identified the review procedures for each portion of such Rule 193 Information.  Descriptions in this prospectus consisting of factual information were reviewed and approved by BMW FS’s senior management to ensure the accuracy of such descriptions.  Additionally, members of BMW FS’s securitization group consulted with internal counsel, as well as external counsel, with respect to the descriptions of the legal and regulatory provisions that may materially and adversely affect the performance of the Specified Leases or payments on the notes.

In addition, BMW FS performed an eligibility review of the Specified Leases in the statistical pool to confirm that those Specified Leases satisfied the criteria set forth under “The Specified Leases—Characteristics” above in this prospectus.  The first aspect of that review tested the accuracy of the data contained in BMW FS’s data tape.  The data tape is an electronic record maintained by BMW FS, which includes certain attributes of the Specified Leases.  BMW FS selected a random sample of 100 lease files intended for inclusion in the statistical pool to confirm that the following 14 data points conformed to the applicable information on the data tape: lease number, first payment due date, adjusted capitalized cost, monthly base payment amount, original term to maturity, maturity date, ALG Residual Value, state of registration, vehicle identification number, vehicle model year, adjusted manufacturer’s suggested retail price, FICO score, remaining term to maturity and days past due.  A second aspect of that review consisted of a comparison of the statistical information relating to the Specified Leases set forth in this prospectus to data contained in, or derived from, the data tape.  Specifically, statistical information relating to the Specified Leases in the pool was recalculated using the applicable information on the data tape.  No variances between the sample Specified Leases and the data points reviewed or the statistical information and the data tape were found.

In addition to this review, the Depositor’s review of the Specified Leases is further supported by BMW FS’s extensive compliance procedures used in the day-to-day operation of its business.  These procedures include regular internal audits of key business functions, including credit decisions, servicing and systems processing, controls to verify compliance with procedures and quality assurance reviews for credit decisions and securitization processes.  In addition, BMW FS has an integrated network of computer applications to make certain that information about the Specified Leases is accurately entered, captured and maintained in its systems.  These computer systems are subject to change control processes, automated controls testing and control review programs to determine whether systems controls are operating effectively and accurately.  All of these controls and procedures ensure integrity of data and information and accuracy of securitization disclosures including the Rule 193 Information.

BMW FS and the Depositor have performed a review of the Rule 193 Information with respect to the statistical pool, which will not differ materially from the actual pool.

Portions of the review of legal matters and the review of the characteristics of, and statistical information with respect to, the Specified Leases, were performed with the assistance of third parties engaged by BMW FS.  BMW FS and the Depositor determined the nature, extent and timing of the review and the sufficiency of the assistance provided by the third parties for purposes of its review.  The Depositor had ultimate authority and control over, and assumes all responsibility for, the review and the findings and conclusions of the review.  The Depositor attributes all findings and conclusions of the review to itself.

After undertaking the review described above, the Depositor has found and concluded that it has reasonable assurance that the Rule 193 Information in this prospectus is accurate in all material respects.

Description of the Notes
[NOTE: While this prospectus describes five classes of Class A Notes and one class of Class B Notes, this description is for illustrative purposes only and there may be more or fewer classes of Class A Notes and/or Class B Notes in any transaction.]

General

The Notes will be issued pursuant to the terms of the Indenture, a form of which has been filed as an exhibit to the registration statement.  A copy of the final signed Indenture will be filed with the SEC at the time of filing this prospectus.  The following summary describes the material terms of the Notes and the Indenture.  The summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Notes and the Indenture.  The following summary supplements the description of the general terms and provisions of the Notes and the Indenture set forth in this prospectus.

The Notes will be issued in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof in book-entry form. The Notes initially will be represented by certificates registered in the name of Cede, the nominee of DTC. No Note Owner will be entitled to receive a certificate representing that owner’s Note, except as set forth below. Unless and until Notes are issued in fully registered certificated form (the “Definitive Notes”) under the limited circumstances described below, all references herein to distributions, notices, reports and statements to Noteholders will refer to the same actions made with respect to DTC or Cede, as the case may be, for the benefit of Note Owners in accordance with DTC procedures. See “—Book-Entry Registration” below and “—Definitive Securities” in this prospectus.

Distributions in respect of the Certificates will be subordinated to distributions in respect of the Notes to the extent described under “Payments on the Notes.”

Fixed Rate Notes

The Class A-1 Notes, the Class A-2a Notes, the Class A-3 Notes, the Class A-4 Notes and the Class B Notes bear interest at the applicable per annum interest rate specified on the front cover and are referred to as the “Fixed Rate Notes” in this prospectus.

Interest on the Fixed Rate Notes will accrue at the related interest rate from and including the 20th day of each calendar month (or from and including the Closing Date with respect to the first Payment Date) to but excluding the 20th day of the following calendar month (which is referred to as an “Accrual Period”).

Interest on the Fixed Rate Notes [(other than the Class A-1 Notes)] for each accrual period will be computed on the basis of a 360-day year consisting of twelve 30-day months, irrespective of how many days are actually in that accrual period.  If any payment date, including the related final payment date, falls on a day that is not a business day, the related payment of principal or interest will be made on the next succeeding business day as if made on the date that payment was due, and no interest will accrue on the amount so payable for the period from and after that payment date.

Interest on the Class A-1 Notes will be calculated on the basis of the actual number of days elapsed, but assuming a 360-day year.   Interest on the outstanding principal amount of the Class A-1 Notes will accrue at the related interest rate from and including the previous Payment Date (or from and including the Closing Date with respect to the first Payment Date) to but excluding the next Payment Date (which is referred to as an “Accrual Period”).

Floating Rate Notes

Interest Rate Basis.  The Class A-2b Notes bear interest during each applicable accrual period at a rate per annum rate equal to one-month LIBOR and are referred in this prospectus as the “Floating Rate Notes.”  The interest rate on each class of Floating Rate Notes will be calculated by reference to one-month LIBOR, plus or minus the applicable spread set forth on the cover page of this prospectus.

Interest Payments.  If any payment date for a class of Floating Rate Notes (other than the final payment date) would otherwise be a day that is not a business day, that payment date will be the next succeeding day that is a business day except that if the business day falls in the next succeeding calendar month, the applicable payment date will be the immediately preceding business day.  If the final payment date of a Floating Rate Note falls on a day that is not a business day, the payment of principal, premium, if any, and interest will be made on the next succeeding business day, and no interest on that payment shall accrue for the period from and after that scheduled payment date.

Interest on the Floating Rate Notes will be calculated on the basis of the actual number of days elapsed, but assuming a 360-day year.  Interest on the outstanding principal amount of the Floating Rate Notes will accrue at the related interest rate from and including the previous Payment Date (or from and including the Closing Date with respect to the first Payment Date) to but excluding the next Payment Date (which is referred to as an “Accrual Period”).

For purposes of computing interest on the Floating Rate Notes, the following terms have the following meanings:

“LIBOR” means, with respect to any Accrual Period, the London interbank offered rate for deposits in U.S. dollars having a maturity of one month commencing on the related LIBOR Determination Date which appears on Bloomberg Screen BBAM Page as of 11:00 a.m., London time, on such LIBOR Determination Date; provided, however, that for the first Accrual Period, LIBOR shall mean an interpolated rate for deposits based on London interbank offered rates for deposits in U.S. dollars for a period that corresponds to the actual number of days in the first Accrual Period.  If the rates used to determine LIBOR do not appear on the Bloomberg Screen BBAM Page, the rates for that day will be determined on the basis of the rates at which deposits in U.S. dollars, having a maturity of one month and in a principal amount of not less than U.S. $1,000,000 are offered at approximately 11:00 a.m., London time, on such LIBOR Determination Date to prime banks in the London interbank market by the Reference Banks.  The Indenture Trustee will request the principal London office of each Reference Bank to provide a quotation of its rate.  If at least two such quotations are provided, the rate for that day will be the arithmetic mean to the nearest 1/100,000 of 1.00% (0.0000001), with five one-millionths of a percentage point rounded upward, of all such quotations.  If fewer than two such quotations are provided, the rate for that day will be the arithmetic mean to the nearest 1/100,000 of 1.00% (0.0000001), with five one-millionths of a percentage point rounded upward, of the offered per annum rates that one or more leading banks in New York City, selected by the Indenture Trustee (after consultation with the Depositor), are quoting as of approximately 11:00 a.m., New York City time, on such LIBOR Determination Date to leading European banks for United States dollar deposits for that maturity; provided that if such selected Banks are not quoting as described in this sentence, LIBOR in effect for the applicable Accrual Period will be LIBOR in effect for the previous Accrual Period. The “Reference Banks” for any LIBOR Determination Date are the four major banks in the London interbank market selected by the Indenture Trustee (after consultation with the Depositor).

“LIBOR Determination Date” means, (i) with respect to the first Payment Date, the second London Business Day prior to the Closing Date and (ii) with respect to each subsequent Payment Date, the second London Business Day prior to the immediately preceding Payment Date.

 “London Business Day” means any day other than a Saturday, Sunday or day on which banking institutions in London, England are authorized or obligated by law or government decree to be closed.

The Indenture Trustee will determine LIBOR for each Accrual Period on the related LIBOR Determination Date.  All determinations of LIBOR by the Indenture Trustee, in the absence of manifest error, will be conclusive for all purposes and binding on the Noteholders.

Interest

Interest on the unpaid principal amount of the Notes will be paid in monthly installments on the [__]th day of each month or, if such day is not a Business Day, the next succeeding Business Day, beginning [_____], 20[__] (each, a “Payment Date”) to the Noteholders of record as of the Business Day immediately preceding the Payment Date (each such date, a “Record Date”), and will cease to accrue on the Payment Date on which the principal amount of the related class of Notes is reduced to zero. A “Business Day” will be any day other than a Saturday, a Sunday or a day on which banking institutions in the states of Delaware, Illinois, Minnesota, Ohio, New Jersey or New York are authorized or obligated by law, executive order or government decree to be closed.

If Noteholders of any class do not receive all interest owed to them on a Payment Date, the Issuing Entity will make payments of interest on later Payment Dates to make up the shortfall together with interest on those amounts, to the extent lawful and to the extent funds from specified sources are available to cover the shortfall.

As more fully described under “Payments on the Notes” in this prospectus, interest payments on the Notes on a Payment Date generally will be made from the sum of:

•	Available Funds remaining after the Servicer has been paid the Payment Date Advance Reimbursement and the Servicing Fee, and Asset Representations Reviewer Fee, and

•	the Reserve Fund Draw Amount, if any.

Interest payments to holders of all classes of Class A Notes will have the same priority.  Interest payments on the Class B Notes will be subordinated to interest payments on the Class A Notes.  If the sum of Available Funds (after the payment of the Issuing Entity’s obligations with higher priorities) and the Reserve Fund Draw Amount, if any, for such Payment Date is insufficient, the amount available for interest payments could be less than the amount of interest due and payable on all classes of Notes on any Payment Date, in which case the holders of such classes of Notes will receive their ratable share (based upon the aggregate amount of interest due to that class) of the aggregate amount available to be distributed in respect of interest on such Notes.

Principal

Noteholders are entitled to receive, to the extent of funds available for payment, on each Payment Date an amount (the “Principal Distribution Amount”) equal to the sum of the First Priority Principal Distribution Amount and the Regular Principal Distribution Amount not to exceed the outstanding Note Balance.  The Final Scheduled Payment Date, and expected final payment date for each class of Notes, is set forth on the cover of this prospectus.

For the purposes of this prospectus, the following terms will have the following meanings:

“First Priority Principal Distribution Amount” will mean, with respect to any Payment Date, an amount not less than zero, equal to (a) the aggregate principal amount of the Class A Notes outstanding as of the preceding Payment Date (after giving effect to any principal payments made on the Class A Notes on that preceding Payment Date), minus (b) the Aggregate Securitization Value at the end of the Collection Period preceding that Payment Date; provided, however, that the First Priority Principal Distribution Amount on and after the Final Scheduled Payment Date of any class of Class A Notes will not be less than the amount that is necessary to reduce the aggregate outstanding principal amount of that class of Class A Notes to zero.

 “Regular Principal Distribution Amount” will mean, with respect to any Payment Date, an amount not less than zero, equal to the difference between (a) the excess, if any, of (i) the aggregate principal amount of the Notes outstanding as of the preceding Payment Date (after giving effect to any principal payments made on the Notes on that preceding Payment Date) over (ii) the Targeted Note Balance and (b) the First Priority Principal Distribution Amount, if any, with respect to that Payment Date.

“Second Priority Principal Distribution Amount” will mean, with respect to any Payment Date, an amount not less than zero, equal to (a) the excess, if any, of (i) the aggregate principal amount of the Class A Notes and the Class B Notes outstanding as of the preceding Payment Date (after giving effect to any principal payments made on the Notes on that preceding Payment Date), over the Aggregate Securitization Value at the end of the Collection Period preceding that Payment Date (ii) minus (b) the First Priority Principal Distribution Amount for such Payment Date; provided, however, that the Second Priority Principal Distribution Amount on and after the Final Scheduled Payment Date of the Class B Notes will not be less than the amount that is necessary to reduce the aggregate outstanding principal amount of the Class B Notes to zero.

“Targeted Note Balance” will mean, with respect to any Payment Date, the excess, if any, of (x) the Aggregate Securitization Value at the end of the Collection Period preceding that Payment Date over (y) the Overcollateralization Target Amount.

On each Payment Date, unless the maturity of the Notes has been accelerated following an event of default or the assets of the Issuing Entity have been liquidated if an event of default has occurred and is continuing, principal payments shall be made sequentially, in the following order of priority:

1.	to the Class A-1 Notes until paid in full,
2.	to the Class A-2a Notes and Class A-2b Notes, pro rata, based on the outstanding principal amount of those classes of Notes, until paid in full,
3.	to the Class A-3 Notes until paid in full,
4.	to the Class A-4 Notes until paid in full, and
5.	to the Class B Notes until paid in full.

On each Payment Date after the maturity of the Notes has been accelerated following an event of default or the assets of the Issuing Entity have been sold by the Indenture Trustee if an event of default has occurred and is continuing in accordance with the Indenture, principal will be allocated, first, to the Class A-1 Notes until paid in full, second, pro rata based upon their respective unpaid principal amounts, to the Class A-2 Notes, the Class A-3 Notes and the Class A-4 Notes until each such class is paid in full, and third, to the Class B Notes until paid in full. See “Payments on the Notes” and “Description of the Transaction Documents—Indenture—Indenture Defaults and Remedies” in this prospectus.

The principal amount of each class of Notes, to the extent not paid, will be due on the related Final Scheduled Payment Date. The failure to pay principal in full on a class of Notes will result in an event of default only on the related Final Scheduled Payment Date or a redemption date. If the principal amount of a class of Notes has not been paid in full on or prior to its Final Scheduled Payment Date, as shown on the front cover of this prospectus, the Principal Distribution Amount for that Payment Date will, to the extent the remaining Available Funds and the Reserve Fund Draw Amount are sufficient, include an amount sufficient to reduce the unpaid principal amount of that class of Notes to zero on that Payment Date.  The actual date on which a class of Notes is paid may be earlier than its Final Scheduled Payment Date based on a variety of factors, including the factors described under “Risk Factors—The timing of principal payments is uncertain” and “Maturity, Prepayment and Yield Considerations” in this prospectus.

“Aggregate Securitization Value” for any date will mean the amount calculated as of the close of business on such day equal to the sum of the Securitization Values of all Specified Leases.

On any Payment Date, the “Note Balance” will equal the initial Note Balance reduced by all payments of principal made on the Notes on or prior to such Payment Date.

Repurchase Obligation

Each Dealer Agreement, among other things, obligates the related Center to repurchase any lease contract BMW FS financed for the outstanding lease balance thereof, if the Center breaches certain representations and warranties as set forth in the Dealer Agreement. The representations and warranties typically relate to the origination of the lease contract and the transfer of the related Leased Vehicles and not the creditworthiness of the user-lessee under the lease contract. In addition, the Servicer will be required to repurchase any Specified Vehicles covered by Specified Leases not meeting certain representations and warranties of the Depositor by making Reallocation Payments in respect thereof. Those representations and warranties relate primarily to the origination of the Specified Leases, and do not typically relate to the creditworthiness of the related user-lessees or the collectibility of the Specified Leases. In addition, the Servicer will be obligated to repurchase certain Specified Vehicles by making Reallocation Payments in the event the user-lessee moves to a state that is not a state in which the Vehicle Trust has all licenses necessary to own and lease vehicles or in the event that certain servicing obligations are not complied with.

Asset Representations Review

The Asset Representations Reviewer will perform a review of Specified Leases for compliance with the representations and warranties made by the Sponsor and the Depositor about the Specified Leases in the Transaction Documents (an “Asset Representations Review”) if:

•	a Delinquency Trigger occurs; and

•	a required amount of Noteholders vote to direct an Asset Representations Review.

A “Delinquency Trigger,” will occur if the Aggregate Securitization Value of the Specified Leases that are 60 or more days delinquent as a percentage of the Aggregate Securitization Value of the Specified Leases as of the last day of a Collection Period exceeds the Delinquency Trigger Percentage for that Collection Period set by the Sponsor as described below.  If the Delinquency Trigger occurs, it will be reported on the investor report for that Collection Period.  Following the occurrence of a Delinquency Trigger, if the Noteholders of at least 5% of the principal amount of Notes demand a vote and the Noteholders of a majority of the principal amount of the Notes that are voted vote to instruct the Indenture Trustee to direct the Asset Representations Reviewer to perform a review, the Indenture Trustee will send a notice to the Asset Representations Reviewer and the Servicer.  The notice shall inform the Sponsor and the Depositor that the requisite Noteholders have directed the Asset Representations Reviewer to perform a review of all Specified Leases greater than [__] days delinquent (the “ARR Specified Leases”) for the purpose of determining whether such Specified Leases were in compliance with the representations and warranties made by the Sponsor and the Depositor about the Specified Leases in the Transaction Documents and the related Form 10-D filing will specify that the requisite Noteholders have directed an Asset Representations Review

The specified review procedures for each Specified Lease and each component of the specified representations and warranties made regarding such Specified Lease will consist of tests designed to determine whether such ARR Specified Leases was or was not in compliance as of Cutoff Date.  The Asset Representations Reviewer will determine whether each test was passed or failed; however, the specified review procedures will not determine why the User-Lessee is delinquent, the creditworthiness of the User-Lessee, or compliance by the Servicer with its servicing obligations in respect of any ARR Specified Leases.  [In addition, the Asset Representations Reviewer will not be limited to the specified review procedures set forth in the Asset Representations Reviewer Agreement, and may, in its discretion, perform other tests that it deems reasonable and appropriate in determining whether the ARR Specified Leases were in compliance with the representations and warranties made by the Sponsor and the Depositor about the Specified Leases in the Transaction Documents as of the Cutoff Date.]

The Servicing Agreement will provide that the Servicer will render reasonable assistance, including granting access to copies of any underlying documents, to the Asset Representations Reviewer to facilitate the performance of a review of all ARR Specified Leases in order to verify compliance with the representations and warranties made to the Issuing Entity by the Sponsor and the Depositor.  The Servicer will provide the Asset Representations Reviewer with access to the related Specified Leases and all other relevant documents related to each ARR Specified Leases.  While the servicer will redact these materials to remove any personally identifiable customer information, the Servicer will use commercially reasonable efforts not to change the meaning of these materials or their usefulness to the Asset Representations Reviewer in connection with its review.

The Asset Representations Reviewer will report its findings and conclusions to the Issuing Entity, the Servicer, the Administrator and the Indenture Trustee after completion of the Asset Representations Review, but no later than [__] days after such Asset Representations Review began.  The related Form 10-D filed for the Issuing Entity will include a summary of the Asset Representations Reviewer’s report, but the determination whether the compliance or non-compliance of any representation constitutes a breach of the applicable agreement will not be made by the Asset Representations Reviewer.  Rather the related Form 10-D will alert noteholders of their ability to notify the Indenture Trustee that they consider any non-compliance of any representation to be a breach of the applicable agreement.  The Indenture Trustee may, and at the written direction of Noteholders holding a majority of the outstanding principal amount of all of the Notes will, make such a determination regarding whether any such non-compliance constitutes such a breach.

60+ Day Delinquency Trigger.  The “Delinquency Trigger Percentage” will equal [five times the highest historical monthly delinquency]% rounded to the nearest 0.05%.  BMW FS developed the delinquency trigger percentage by considering the monthly greater than 60-day delinquency rate observed in each of its public securitization transactions since 20__.  BMW FS derived average monthly delinquency percentages from these transactions and used it to construct a delinquency curve which it believes, given the consistency of its origination and servicing practices, represents a reasonable expected case delinquency curve for the Specified Leases over an economic cycle.  BMW FS then applied a multiple of five to the average delinquency percentage observed.  This multiple corresponds generally to the multiple of expected cumulative net losses on the pool of Specified Leases that would cause the Class A Notes, to realize the first dollar loss.  By aligning this multiple with the maximum level of credit losses that the Class A Notes can withstand without a loss, BMW FS believes the Delinquency Trigger Percentage provides an appropriate early warning threshold at the point when Noteholders may benefit from an Asset Representations Review.

BMW FS believes that the Delinquency Trigger Percentages are appropriate based on:

•	its experience with delinquency in its securitization transactions, [and in its portfolio of retail installment sale contracts],

•	its experience setting delinquency triggers in its private securitization programs,

•	its observation that 60 or more days delinquency rates and cumulative losses in its securitization transactions increase over time, and

•	its assessment of the amount of cumulative losses that would result in a greater risk of loss to Noteholders of the most junior Notes issued in its securitization transactions.

For the prior pools of retail installment lease contracts that were securitized by BMW FS included in Appendix A, the percentage of Specified Leases that have been 60 or more days delinquent have ranged from ___% to ___%, [include comparison of the delinquency trigger percentages versus prior securitized pools].

Voting Requirements.  If a Delinquency Trigger occurs, a Noteholder may make a demand on the Indenture Trustee to cause a vote of all Noteholders about whether to direct the asset representations reviewer to perform the review.  If a Noteholder is not a Noteholder of record, its demand must be accompanied by a written certification that the Noteholder is a beneficial owner of a note, together with supporting documentation such as a trade confirmation, an account statement or a letter from a broker or dealer verifying ownership or another similar document evidencing ownership of a Note.  If Noteholders of at least 5% of the principal amount outstanding of the Notes (“Requesting Noteholders”) demand a vote within [90] days of notice by the Administrator to the Noteholders that a Delinquency Trigger has occurred, the Administrator will include in the Issuing Entity’s related Form 10-D filing a statement that sufficient Requesting Noteholders are requesting a full Noteholder vote to commence an Asset Representations Review.  The related Form 10-D filing will specify the applicable voting procedures and will also specify the date (not earlier than [120] days from the date of such Form 10-D filing), that will be used to calculate whether the majority of the principal amount of the Notes that are voted direct a review, the Indenture Trustee to will send a notice to the Asset Representations Reviewer and the Servicer informing them that the Noteholders have directed the Asset Representations Reviewer to perform a review.  On receipt of this notice, the Servicer will notify the Asset Representations Reviewer and the Indenture Trustee of the number of Specified Leases, or the “Review Specified Leases,” that are 60 or more days delinquent as of the end of the prior month.  The review fee will be $___ per Review Specified Lease.

Asset Representations Review.  Within [30] days of the delivery of a review commencement notice, the Servicer will give the Asset Representations Reviewer access to the lease file and other relevant documents for each Review Specified Lease.  The files and other information will be redacted of any personally identifiable customer information, but without changing the meaning or usefulness of the files and information necessary for the review.  Within [60] days of the making the review materials available, the Asset Representations Reviewer will perform certain enumerated tests for each representation and warranty made by the Sponsor and the Depositor about the Specified Leases and will determine whether the each test was passed or failed.  These tests are designed to determine whether a Review Specified Lease was in compliance with the representations and warranties made about it in the Transaction Documents at the relevant effective time, which is usually at origination of the Specified Lease or as of the applicable Cutoff date or Closing Date.  The review is not designed to determine why the obligor is delinquent or the creditworthiness of the obligor, either at the time of the review or at the origination date.  The review is not designed to determine whether the Servicer has serviced the Specified Leases in compliance with the Servicing Agreement.

On completion of the review, the Asset Representations Reviewer will provide a report on its findings and conclusions to the Issuing Entity, the Servicer and the Indenture Trustee within [60] days of the start of the review.  A summary of the final report of the Asset Representations Review will be included in the next Form 10-D for the Trust filed with the SEC.  The [______] will at its sole discretion make the determination whether a not an instance of non-compliance with the representations and warranties constitutes a breach under the Transaction Documents.

For more information about the asset representations reviewer, see “Asset Representations Reviewer.”

Dispute Resolution for Repurchase Request.

If a request is made for the repurchase of a Specified Lease due to a breach of a representation or warranty, and the repurchase is not resolved to the satisfaction of the requesting party within 180 days of the receipt by BMW FS or the Depositor of the notice of repurchase, the requesting party will have the right to refer the matter to either mediation or third-party arbitration by providing notice to BMW FS and the Depositor within [30] days.  BMW FS and the Depositor must agree to the selected resolution method.  Dispute resolution will be available regardless of whether the Noteholders have voted to direct an Asset Representation Review.  If it selects arbitration, the requesting party will give up its right to sue in court.

A mediation or arbitration will be administered by _________ using its mediation or arbitration rules then in effect.  If ________ no longer exists, or if its rules would no longer permit mediation or arbitration of the dispute, the matter will be administered by another nationally recognized mediation or arbitration organization selected by BMW FS, using its relevant rules then in effect.  However, if any such rules are inconsistent with the terms of the mediation or arbitration stated in the Indenture, the Indenture terms will apply.  Any mediation or arbitration will be held in New York City, but any party may appear by video conference or teleconference.

A single mediator or arbitrator will be selected by the mediation or arbitration organization from a list of at least ten neutrals maintained by it.  The mediator or arbitrator will be impartial, knowledgeable about and experienced with the law of the state of New York and will be an attorney with at least 15 years of experience in commercial litigation and, if possible, consumer finance matters.  Each party may exercise [two] preemptory challenges to the list and to rank the remaining neutrals.  The mediation or arbitration organization will select the mediator or arbitrator from the remaining list, respecting the preferences of the parties to the extent possible.

For a mediation, the parties will agree to use commercially reasonable efforts to begin the mediation within [ten] business days of the selection of the mediator and to conclude the mediation with [60] days of the start of the mediation.  The costs of the mediation will be allocated among the parties as mutually agreed by the parties as part of the mediation.

For an arbitration, the arbitrator will establish procedures and deadlines for the arbitration in consultation with the parties, with the goal of completing the arbitration within [60] days.  The arbitrator will have the authority to schedule, hear and determine any motions, including dispositive and discovery motions, according to New York law, and will do so at the motion of any party.  However, unless agreed by the parties or granted by the arbitrator upon a showing of good cause, discovery by each party in the arbitration will be limited to __ witness depositions, __ interrogatories, __ document requests and __ requests for admissions.  The arbitrator will make its final determination in writing no later than [90] days after appointment.  The arbitrator will resolve the dispute according to the transaction documents, and may not modify or change the transaction documents in any way or award remedies not consistent with the transaction documents.  The arbitrator will not have the power to award punitive or consequential damages.  In its final determination, the arbitrator will determine and award the costs of the arbitration, including attorneys' fees, in its reasonable discretion.  The final determination of the arbitrator will be final and non-appealable and may be enforced in any court of competent jurisdiction.

Each party to a mediation or arbitration will agree to keep the information concerning the mediation or arbitration, including the existence and details of the mediation or arbitration proceeding, confidential.

Indenture

Indenture Defaults and Remedies.  The Indenture Trustee may sell the assets of the Trust Estate subject to the conditions and procedures set forth in the Indenture following an event of default and an acceleration of the Notes.  In the case of an event of default not involving any default in payment of principal of or interest on a Note, the Indenture Trustee is prohibited from selling the assets of the Trust Estate unless one of the conditions set forth in this prospectus under “Description of the Transaction Documents—The Indenture—Indenture Default; Rights Upon an Indenture Default” has been satisfied.  In the event of a sale of the assets of the Trust Estate at the direction of the Indenture Trustee or 100% (or, in some cases, 66-2/3%) of the Noteholders following the occurrence of an event of default and the acceleration of the Notes, the proceeds of such sale (net of liquidation costs), including available monies on deposit in the Reserve Fund, will be distributed first, pro rata, to the Indenture Trustee and the Owner Trustee for amounts due as compensation, expense reimbursement or indemnity payments pursuant to the terms of the Indenture and the Trust Agreement respectively; second, to the Servicer for any Payment Date Advance Reimbursement; third, to the Servicer for amounts due in respect of unpaid Servicing Fees; fourth, to the Class A Noteholders to pay due and unpaid interest, including any overdue interest and, to the extent permitted under applicable law, interest on any overdue interest at the related interest rate, pro rata based upon the aggregate amount of interest due to such Noteholders; fifth, to the holders of the Class A-1 Notes to pay due and unpaid principal on the Class A-1 Notes until paid in full; sixth, to the holders of the Class A-2 Notes, the Class A-3 Notes and the Class A-4 Notes to pay due and unpaid principal on those classes of Notes, which shall be allocated to such classes of Notes on a pro rata basis; seventh, to the Class B Noteholders to pay due and unpaid interest, including any overdue interest and, to the extent permitted under applicable law, interest on any overdue interest at the related interest rate; eighth to the holders of the Class B Notes to pay due and unpaid principal on the Class B Notes until paid in full; and ninth to the Certificateholder, any remaining amounts.

Notices

Noteholders will be notified in writing by the Indenture Trustee of any event of default promptly upon a responsible officer of the Indenture Trustee obtaining actual knowledge of such an event.  The Servicer will notify Noteholders of a Servicer Default.  If Notes are issued other than in book-entry form, those notices will be mailed to the addresses of Noteholders as they appear in the register maintained by the Indenture Trustee prior to mailing.  Notices given by the Servicer will be deemed to have been given on the date of that publication or mailing.

Governing Law

The Indenture and the Notes are governed by and shall be construed in accordance with the laws of the State of New York applicable to agreements made in and to be performed wholly within that jurisdiction.

Definitive Securities

The Certificates will be issued in fully registered, certificated form.  The Notes will be issued in fully registered, certificated form to Noteholders or their respective nominees, rather than to DTC or its nominee, only if:

1.
the Administrator advises the Indenture Trustee in writing that DTC is no longer willing or able to discharge properly its responsibilities as depository with respect to those Notes and the Depositor, the Administrator or the Indenture Trustee is unable to locate a qualified successor;

2.	the Administrator, at its option, with the consent of the applicable DTC Participants, advises the Indenture Trustee in writing that it elects to terminate the book-entry system through DTC; or

3.
after the occurrence of an Indenture Default with respect to the Notes, holders representing in the aggregate at least a majority of the outstanding principal amount of the Notes acting together as a single class, advise the Indenture Trustee through DTC in writing that the continuation of a book-entry system through DTC (or its successor) with respect to those Notes is no longer in the best interests of the holders of those Notes.

Upon the occurrence of any event described in the immediately preceding paragraph, the Indenture Trustee will be required to notify all Noteholders through DTC Participants of the availability of definitive securities.  Upon surrender by DTC of the definitive notes representing the corresponding Notes and receipt of instructions for re-registration, the Indenture Trustee will reissue those Notes as definitive notes to those Noteholders.

Payments of principal of, and interest on, the definitive securities will thereafter be made by the Indenture Trustee in accordance with the procedures set forth in the Indenture directly to holders of definitive securities in whose names the definitive securities were registered at the close of business on the Record Date specified for those Notes.  Those payments will be made by wire transfer or, if the Indenture Trustee is not provided wire transfer instructions, by check mailed to the address of that holder as it appears on the register maintained by the Indenture Trustee.  The final payment on any definitive security, however, will be made only upon presentation and surrender of that definitive security at the office or agency specified in the notice of final payment to the applicable securityholders.  The Indenture Trustee will provide notice to the securityholders not less than 30 days prior to the date on which final payment is expected to occur.

Definitive securities will be transferable and exchangeable at the offices of the Indenture Trustee or of a registrar named in a notice delivered to holders of definitive securities.  No service charge will be imposed for any registration of transfer or exchange, but the Indenture Trustee may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection therewith.

Book-Entry Registration

The Notes will be issued in book-entry form.  Each class of Notes offered by this prospectus will be represented by one or more certificates registered in the name of Cede, as nominee of DTC.  Noteholders may hold beneficial interests in Notes through DTC (in the United States) or Clearstream Banking, société anonyme (formerly Cedelbank), which is referred to in this prospectus as “Clearstream, Luxembourg” or the Euroclear System (in Europe or Asia), which is referred to in this prospectus as “Euroclear” directly if they are participants of those systems, or indirectly through organizations which are participants in those systems.

No Noteholder will be entitled to receive a certificate representing that person’s interest in the Notes, except as set forth below.  Unless and until Notes of a class are issued in fully registered certificated form under the limited circumstances described below, all references in this prospectus to actions by Noteholders shall refer to actions taken by DTC upon instructions from DTC Participants, and all references in this prospectus to distributions, notices, reports and statements to Noteholders shall refer to distributions, notices, reports and statements to Cede, as the registered holder of the Notes, for distribution to Noteholders in accordance with DTC procedures.  Therefore, it is anticipated that the only Noteholder will be Cede, as nominee of DTC.  Noteholders will not be recognized by the Indenture Trustee as Noteholders, Certificateholders or Securityholders as those terms will be used in the transaction documents, and Noteholders will only be permitted to exercise the rights of holders of Notes of the related class indirectly through DTC and DTC Participants, as further described below.

Clearstream, Luxembourg and Euroclear will hold omnibus positions on behalf of their participants, which are referred to in this prospectus as “Clearstream, Luxembourg Participants” and “Euroclear Participants”, respectively, through customers’ securities accounts in their respective names on the books of their respective depositaries, which are referred to collectively in this prospectus as the “Depositaries,” which in turn will hold those positions in customers’ securities accounts in the Depositaries’ names on the books of DTC.

Transfers between DTC Participants will occur in accordance with DTC rules.  Transfers between Clearstream, Luxembourg Participants and Euroclear Participants will occur in accordance with their applicable rules and operating procedures.

Cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Clearstream, Luxembourg Participants or Euroclear Participants, on the other, will be effected in DTC in accordance with DTC rules on behalf of the relevant European international clearing system by its Depositary.  However, each of these cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in that system in accordance with its rules and procedures and within its established deadlines.  The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its Depositary to take action to effect final settlement on its behalf by delivering or receiving securities in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC.  Clearstream, Luxembourg Participants and Euroclear Participants may not deliver instructions directly to the Depositaries.

Because of time-zone differences, credits of securities received in Clearstream, Luxembourg or Euroclear as a result of a transaction with a DTC Participant will be made during subsequent securities settlement processing and dated the business day following the DTC settlement date.  Those credits or any transactions in those securities settled during that processing will be reported to the relevant Euroclear Participant or Clearstream, Luxembourg Participant on that business day. Cash received in Clearstream, Luxembourg or Euroclear as a result of sales of Securities by or through a Clearstream, Luxembourg Participant or a Euroclear Participant to a DTC Participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream, Luxembourg or Euroclear cash account only as of the business day following settlement in DTC.

DTC is a limited purpose trust company organized under the laws of the State of New York, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to Section 17A of the Exchange Act.  DTC was created to hold securities for its participating members (“DTC Participants”) and to facilitate the clearance and settlement of securities transactions between DTC Participants through electronic book-entries, thereby eliminating the need for physical movement of certificates.  DTC Participants include securities brokers and dealers, banks, trust companies and clearing corporations which may include underwriters, agents or dealers with respect to the Notes of any class.  Indirect access to the DTC system also is available to the “Indirect DTC Participants,” either directly or indirectly through relationships with DTC Participants.  The rules applicable to DTC and DTC Participants are on file with the SEC.

Noteholders that are not DTC Participants or Indirect DTC Participants but desire to purchase, sell or otherwise transfer ownership of, or other interests in, the Notes may do so only through DTC Participants and Indirect DTC Participants.  DTC Participants will receive a credit for the Securities on DTC’s records.  The ownership interest of each Noteholder will in turn be recorded on the respective records of the DTC Participants and Indirect DTC Participants.  Noteholders will not receive written confirmation from DTC of their purchase, but Noteholders are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the DTC Participant or Indirect DTC Participant through which the Noteholder entered into the transaction.  Transfers of ownership interests in the Securities of any class will be accomplished by entries made on the books of DTC Participants acting on behalf of Noteholders.

To facilitate subsequent transfers, all Securities deposited by DTC Participants with DTC will be registered in the name of Cede, as nominee of DTC.  The deposit of the Notes with DTC and their registration in the name of Cede will effect no change in beneficial ownership.  DTC will have no knowledge of the actual Noteholders and its records will reflect only the identity of the DTC Participants to whose accounts those Notes are credited, which may or may not be the Noteholders.  DTC Participants and Indirect DTC Participants will remain responsible for keeping account of their holdings on behalf of their customers.  While the Notes are held in book-entry form, Noteholders will not have access to the list of Noteholders, which may impede the ability of Noteholders to communicate with each other.  However certain communications between Noteholders regarding exercising their rights under the terms of the Transaction Documents will be facilitated by the Administrator by inclusion in Form 10-D. See “Description of the Transaction Documents—Investor Communication.”

Conveyance of notices and other communications by DTC to DTC Participants, by DTC Participants to Indirect DTC Participants and by DTC Participants and Indirect DTC Participants to Noteholders will be governed by arrangements among them, subject to any statutory or regulatory requirements that may be in effect from time to time.

Under the rules, regulations and procedures creating and affecting DTC and its operations, DTC is required to make book-entry transfers among DTC Participants on whose behalf it acts with respect to the Notes and is required to receive and transmit payments of principal of and interest on the Securities.  DTC Participants and Indirect DTC Participants with which Noteholders have accounts with respect to the Notes similarly are required to make book-entry transfers and receive and transmit those payments on behalf of their respective Noteholders.

DTC’s practice is to credit DTC Participants’ accounts on each payment date in accordance with their respective holdings shown on its records, unless DTC has reason to believe that it will not receive payment on that payment date.  Payments by DTC Participants and Indirect DTC Participants to Noteholders will be governed by standing instructions and customary practices, as is the case with Notes held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of that DTC Participant and not of DTC, the Indenture Trustee (or any paying agent appointed by the Indenture Trustee), the Depositor or the Servicer, subject to any statutory or regulatory requirements that may be in effect from time to time.  Payment of principal of and interest on each class of Notes to DTC will be the responsibility of the Indenture Trustee (or any paying agent), disbursement of those payments to DTC Participants will be the responsibility of DTC and disbursement of those payments to the related Noteholders will be the responsibility of DTC Participants and Indirect DTC Participants.  DTC will forward those payments to its DTC Participants which thereafter will forward them to Indirect DTC Participants or Noteholders.

Because DTC can only act on behalf of DTC Participants, who in turn act on behalf of Indirect DTC Participants and some other banks, a Noteholder may be limited in its ability to pledge the Notes to persons or entities that do not participate in the DTC system, or otherwise take actions with respect to those Notes due to the lack of a physical certificate for those Notes.

DTC has advised the Depositor that it will take any action permitted to be taken by a Noteholder only at the direction of one or more DTC Participants to whose account with DTC the Notes are credited.  Additionally, DTC has advised the Depositor that it will take those actions with respect to specified percentages of the Noteholders’ interest only at the direction of and on behalf of DTC Participants whose holdings include undivided interests that satisfy those specified percentages.  DTC may take conflicting actions with respect to other undivided interests to the extent that those actions are taken on behalf of DTC Participants whose holdings include those undivided interests.

Neither DTC nor Cede will consent or vote with respect to the Notes.  Under its usual procedures, DTC will mail an “Omnibus Proxy” to the Indenture Trustee as soon as possible after any applicable record date for that consent or vote.  The Omnibus Proxy will assign Cede’s consenting or voting rights to those DTC Participants to whose accounts the related Notes are credited on that record date (which record date will be identified in a listing attached to the Omnibus Proxy).

Clearstream, Luxembourg, incorporated under the laws of Luxembourg as a professional depository, holds securities for its customers and facilitates the clearance and settlement of securities transactions between Clearstream, Luxembourg customers through electronic book-entry changes in accounts of Clearstream,

Luxembourg customers, thereby eliminating the need for physical movement of certificates.  Transactions may be settled by Clearstream, Luxembourg in any of 36 currencies, including United States dollars.  Clearstream, Luxembourg provides to its customers, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing.  Clearstream, Luxembourg also deals with domestic securities markets in over 30 countries through established depository and custodial relationships.  Clearstream, Luxembourg is registered as a bank in Luxembourg, and is subject to regulation by the Commission de Surveillance du Secteur Financier, “CSSF,” which supervises Luxembourg banks.  Clearstream, Luxembourg’s customers are world-wide financial institutions including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations.  Clearstream, Luxembourg’s U.S. customers are limited to securities brokers and dealers, and banks.  Currently, Clearstream, Luxembourg has approximately 2,000 customers located in over 80 countries, including all major European countries, Canada, and the United States.  Indirect access to Clearstream, Luxembourg is available to other institutions that clear through or maintain a custodial relationship with an account holder of Clearstream, Luxembourg.  Clearstream, Luxembourg has established an electronic bridge with Euroclear S.A./N.V.  as the Operator of the Euroclear System in Brussels to facilitate settlement of trades between Clearstream, Luxembourg and Euroclear.

Euroclear was created in 1968 to hold securities for participants of the Euroclear System and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash.  Transactions may now be settled in any of 27 currencies, including United States dollars.  The Euroclear System includes various other services, including securities lending and borrowing, and interfaces with domestic markets in several countries generally similar to the arrangements for cross-market transfers with DTC described above.  The Euroclear System is operated by Euroclear S.A./N.V., which is referred to in this prospectus as the “Euroclear Operator”, under contract with Euroclear Clearance System S.C., a Belgian cooperative corporation, referred to in this prospectus as the “Cooperative.”  All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative.  The Cooperative establishes policy for the Euroclear System on behalf of Euroclear Participants.  Euroclear Participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include any underwriters, agents or dealers with respect to any class of Notes offered by this prospectus.  Indirect access to the Euroclear System is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.

The Euroclear Operator has a banking license from the Belgian Banking and Finance Commission.  As such, it is regulated and supervised by the Belgian Banking and Finance Commission and the National Bank of Belgium.

Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System and applicable Belgian law, generally referred to as the “Terms and Conditions.”  The Terms and Conditions govern transfers of securities and cash within the Euroclear System, withdrawals of securities and cash from the Euroclear System and receipts of payments with respect to securities in the Euroclear System.  All securities in the Euroclear System are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts.  The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear Participants, and has no record of or relationship with persons holding through Euroclear Participants.

Payments with respect to Notes held through Clearstream, Luxembourg or Euroclear will be credited to the cash accounts of Clearstream, Luxembourg Participants or Euroclear Participants in accordance with the relevant system’s rules and procedures, to the extent received by its Depositary.  Those payments will be subject to tax withholding in accordance with relevant United States tax laws and regulations.  We refer you to “Material Income Tax Consequences” in this prospectus. Clearstream, Luxembourg or the Euroclear Operator, as the case may be, will take any other action permitted to be taken by a securityholder on behalf of a Clearstream, Luxembourg Participant or Euroclear Participant only in accordance with its relevant rules and procedures and subject to its Depositary’s ability to effect those actions on its behalf through DTC.

Although DTC, Clearstream, Luxembourg and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of Notes among DTC Participants, Clearstream Luxembourg Participants and Euroclear

Participants, they are under no obligation to perform or continue to perform those procedures and those procedures may be discontinued at any time.

Payments on the Notes

On the second Business Day preceding each Payment Date (each of which is referred to as a “Determination Date”), the Servicer will inform the Vehicle Trustee, the Indenture Trustee and the Owner Trustee of, among other things, the amount of (a) Collections, (b) Advances to be made by the Servicer and (c) the Servicing Fee payable to the Servicer, in each case with respect to the calendar month immediately preceding the calendar month (or, in the case of the first Payment Date, [___] months) in which the Payment Date occurs (which is referred to as the “Collection Period”). On or before each Determination Date, the Servicer will also determine the First Priority Principal Distribution Amount, the Regular Principal Distribution Amount, and, based on Available Funds and other amounts available for distribution on the related Payment Date as described below, the amount to be distributed to the Securityholders.

The Indenture Trustee, as paying agent, will make distributions from the SUBI Collection Account to the Note Distribution Account, Certificate Distribution Account, Reserve Fund, the Indenture Trustee and the Owner Trustee. The Indenture Trustee will make distributions to the Noteholders out of amounts on deposit in the Note Distribution Account and the Reserve Fund and the Owner Trustee (or the paying agent, on its behalf) will make distributions to the Certificateholders out of amounts on deposit in the Certificate Distribution Account. The amount to be distributed to the Securityholders will be determined in the manner described below.  For as long as BMW FS is Servicer, amounts owed to the Servicer on any Payment Date will be retained by the Servicer as described under “Description of the Transaction Documents—Net Deposits” in this prospectus.

Determination of Available Funds

The amount of funds available for distribution on a Payment Date will generally equal the sum of Available Funds and the Reserve Fund Draw Amount.

“Available Funds” for a Payment Date and the related Collection Period will equal the sum of the following amounts: (a) Collections, (b) Advances made by the Servicer, (c) in the case of an Optional Purchase, the Optional Purchase Price and (d) net investment earnings on amounts on deposit in the SUBI Collection Account.

The “Available Funds Shortfall Amount” for a Payment Date and the related Collection Period will equal the amount by which the amount necessary to make the distributions in clauses (a) through (d) under “—Priority of Payments—SUBI Collection Account” below exceeds the Available Funds.

Priority of Payments

SUBI Collection Account.  On each Deposit Date, the Servicer will allocate Available Funds on deposit in the 20[__]-[_] SUBI Collection Account with respect to the related Collection Period as described below and will instruct the Indenture Trustee, to cause the following distributions to be made on the related Payment Date in the following amounts and order of priority:

(a)	first, to the Servicer, the Payment Date Advance Reimbursement;

(b)	second, to the Servicer, the Servicing Fee and the ARR Fee, together with any unpaid Servicing Fees in respect of one or more prior Collection Periods;

(c)
third, to the Asset Representations Reviewer, the ARR Fee, together with any unpaid Servicing Fees and ARR Fees in respect of one or more prior Collection Periods up to a maximum amount of $[______] per [month][year];

(d)
fourth, to the Note Distribution Account [and the Swap Counterparty], [pro rata, based on the aggregate outstanding principal amount of the Class A Notes and the amount of any swap termination payment and swap payment due and payable by the Issuing Entity to the Swap

Counterparty under this clause 2: (i)] to pay interest due on each class of Class A Notes outstanding on that Payment Date, and, to the extent permitted under applicable law, interest on any overdue interest at the related interest rate)[, (ii) to the Swap Counterparty, the amount of any termination payment due to the Swap Counterparty under the Swap Agreement due to a Swap Termination resulting from a payment default by the Issuing Entity or the insolvency of the Issuing Entity; provided, that if any amounts allocable to the Class A Notes are not needed to pay the Class A Noteholders’ accrued and unpaid interest as of such payment date, such amounts will be applied to pay the portion, if any, of any Swap Termination payment referred to above remaining unpaid, and (iii) to the Swap Counterparty, the amount of interest at [____]% due to the Swap Counterparty under the Swap Agreement];

(e)
fifth, to the Note Distribution Account, the First Priority Principal Distribution Amount, which will be allocated to pay principal on the Notes in the amounts and order of priority described under “Description of the Notes—Principal” in this prospectus;

(f)
sixth, to the Note Distribution Account, to pay interest due on the Class B Notes outstanding on that Payment Date, and, to the extent permitted under applicable law, interest on any overdue interest at the related interest rate;

(g)
seventh, to the Note Distribution Account, the Second Priority Principal Distribution Amount, which will be allocated to pay principal on the Notes in the amounts and order of priority described under “Description of the Notes—Principal” in this prospectus;

(h)	eighth, to the Reserve Fund, the amount necessary to cause the amount on deposit in the Reserve Fund to equal the Reserve Fund Requirement;

(i)
ninth, to the Note Distribution Account, the Regular Principal Distribution Amount, which will be allocated to pay principal on the Notes in the amounts and order of priority described under “Description of the Notes—Principal” in this prospectus;

(j)
tenth, to the Indenture Trustee, the Asset Representations Reviewer and the Owner Trustee, pro rata, based on amounts due, [(i)] any accrued and unpaid fees, expenses and indemnities, in each case to the extent the fees, expenses and indemnities have not been previously paid by the Servicer, in its capacity as Administrator [and (ii) Swap Termination payments due to the Swap Counterparty not payable in clause (ii) of clause (c) above]; and

(k)	eleventh, to the Certificate Distribution Account, any remaining amounts.

See “Description of the Transaction Documents—Accounts” in this prospectus.

Reserve Fund. On each Payment Date, after taking into account amounts available to be distributed to Securityholders from the SUBI Collection Account, the Servicer will allocate the amounts necessary to pay clauses (a) through (d) under “—Priority of Payments—SUBI Collection Account” above, if any, to the extent of amounts on deposit in the Reserve Fund with respect to the related Collection Period and will instruct the Indenture Trustee to make the following deposits and distributions in the following amounts and order of priority:

(a)
(i) to the Servicer, any remaining Payment Date Advance Reimbursement and the Servicing Fee, together with any remaining unpaid Servicing Fees in respect of one or more prior Collection Periods and (ii) to the Asset Representations Reviewer, any remaining ARR Fee, together with any remaining unpaid ARR Fees in respect of one or more prior Collection Periods ;

(b)
to the Note Distribution Account, to pay any remaining interest due on each class of Class A Notes outstanding on that Payment Date, and, to the extent permitted under applicable law, interest on any overdue interest at the applicable interest rate; and

(c)
to the Note Distribution Account, the remaining First Priority Principal Distribution Amount, which will be allocated to pay principal on the Notes in the amounts and order of priority described above under “Description of the Notes—Principal”.

(d)
to the Note Distribution Account, to pay any remaining interest due on the Class B Notes outstanding on that Payment Date, and, to the extent permitted under applicable law, interest on any overdue interest at the applicable interest rate; and

(e)
to the Note Distribution Account, the remaining Second Priority Principal Distribution Amount, which will be allocated to pay principal on the Notes in the amounts and order of priority described above under “Description of the Notes—Principal”.

On each Payment Date, if, after giving effect to the distributions set forth above, the amount on deposit in the Reserve Fund exceeds the Reserve Fund Requirement, any such excess shall be released to the Certificateholder.  See “Description of the Transaction Documents—Accounts” in this prospectus.

The “Payment Date Advance Reimbursement” for a Payment Date will equal the sum of (x) all outstanding Sales Proceeds Advances and Monthly Payment Advances that have been outstanding as of the end of the related Collection Period for at least 90 days, and (y) with respect to Specified Vehicles that have become Residual Value Loss Vehicles during the related Collection Period, an amount equal to the excess, if any, of (1) the related aggregate Sales Proceeds Advances over (2) the sum of the aggregate related Sales Proceeds and the aggregate related Termination Proceeds.

“Residual Value Loss Vehicle” will mean a Specified Vehicle that has been sold and for which (i) the Servicer has made a Sales Proceeds Advance and (ii) the Sales Proceeds Advance exceeds the related Sales Proceeds or Termination Proceeds, as the case may be.

The final distribution to any Noteholder will be made only upon surrender and cancellation of the certificate representing its Notes at an office or agency of the Issuing Entity specified in the notice of termination. Any funds remaining in the Trust, after the Indenture Trustee has taken certain measures to locate the related Noteholders and those measures have failed, will be distributed to the Depositor.

Amounts properly distributed to any Securityholder or the Servicer will not have to be refunded.

The Certificates

The Certificates are not being offered pursuant to this prospectus and all information presented regarding the Certificates is given to further a better understanding of the Notes.  The Certificates will be issued pursuant to the terms of a Trust Agreement, a form of which has been filed as an exhibit to the registration statement.  A copy of the final signed Trust Agreement will be filed with the SEC.  The Certificates will evidence undivided ownership interests in the Trust created pursuant to the Trust Agreement.

The Trust Agreement and the Certificates are governed by and shall be construed in accordance with the laws of the State of Delaware applicable to agreements made in and to be performed wholly within that jurisdiction.

Credit Enhancement

The protection afforded to the Noteholders will be effected both by the preferential right of such Noteholders to receive, to the extent described in this prospectus, current distributions, the subordination of the Certificateholder’s right to receive distributions, excess cashflow, overcollateralization and the establishment of the Reserve Fund.  The available credit enhancement is limited.  Losses on the Specified Leases and residual losses on the related Specified Vehicles in excess of available credit enhancement will not result in a writedown of the principal amounts of the Notes.  Instead, if credit losses on the Specified Leases and residual losses on the related Specified Vehicles exceed the amount of available credit enhancement, the amount available to make payments on the Notes will be reduced to the extent such losses result in shortfalls.  If the available credit enhancement is exhausted by losses on the Specified Leases and related Specified Vehicles, there may be insufficient funds to pay in full the accrued interest and principal amounts of the Notes and Notes having a later Final Scheduled Payment Date generally will bear a greater risk of loss than Notes having an earlier Final Scheduled Payment Date.  See “Risk Factors—Because the issuing entity has limited assets, there is only limited protection against potential losses” and “Risk Factors—Payment priorities increase risk of loss or delay in payment to certain notes.”

Subordination of Principal and Interest

The subordination of the Class B Notes to the Class A Notes, as described above under “—Priority of Payments” is intended to provide credit enhancement to the Class A Notes.  Payments of principal will not be made on the Class B Notes until the principal on the Class A Notes has been paid in full.  Payments of interest will not be made on the Class B Notes on a Payment Date until accrued and unpaid interest on the Class A Notes and the First Priority Principal Distribution Amount has been paid.  Also, if payment of the Notes has been accelerated after an Event of Default, then no payments of interest or principal will be made on the Class B Notes until the Class A Notes have been paid in full.  While any Class A Notes are outstanding, the failure to pay interest on the Class B Notes will not be an Event of Default.  When the Class A Notes are no longer outstanding, an Event of Default will occur if the full amount of interest due on the Class B Notes is not paid within five Business Days after the related Payment Date.

Overcollateralization

Overcollateralization represents the amount by which the Aggregate Securitization Value of the Specified Leases exceeds the outstanding principal amount of the Notes.  Overcollateralization will be available to absorb losses on the Specified Leases that are not otherwise covered by excess cashflow, if any.  The Aggregate Securitization Value of the Specified Leases as of the Cutoff Date is expected to exceed the initial aggregate principal amount of the Notes by approximately [____]% of the Aggregate Securitization Value of the Specified Leases as of the Cutoff Date.  The “Overcollateralization Target Amount” is equal to (i) with respect to any Payment Date on or prior to the date on which the outstanding principal amount of the Class A-2 Notes is paid in full, [____]% of the Aggregate Securitization Value of the Specified Leases as of the Cutoff Date and (ii) with respect to any Payment Date after the date on which the outstanding principal amount of the Class A-2 Notes is paid in full, [____]% of the Aggregate Securitization Value of the Specified Leases as of the Cutoff Date.  Payment of the Regular Principal Distribution Amount results in the application of all remaining funds, including any excess cashflow, to achieve and maintain overcollateralization at the Overcollateralization Target Amount.  This application will result in the payment of more principal on the Notes so long as these amounts are available for this purpose.  As the principal amounts of the Notes is reduced faster than the reduction in the Aggregate Securitization Value of the Specified Leases, credit enhancement in the form of additional overcollateralization is created.

Reserve Fund

On or before the Closing Date, the Depositor will establish and the Indenture Trustee will maintain a trust account in the name of the Indenture Trustee for the benefit of the Noteholders (the “Reserve Fund”). The Reserve Fund will be established to provide additional security for payments on the Notes. On each Payment Date, amounts on deposit in the Reserve Fund, together with Available Funds, will be available to make the distributions described under “Payments on the Notes—Priority of Payments—Reserve Fund” in this prospectus.

The Reserve Fund initially will be funded by the Depositor with a deposit of an amount equal to [___]% of the Aggregate Securitization Value of the Specified Leases as of the Cutoff Date (the “Initial Deposit”), and the amounts on deposit in the Reserve Fund will be pledged to the Trust.  On each Payment Date, monies on deposit in the Reserve Fund will be supplemented by the deposit of:

•	payments, to the extent necessary to cause the amount therein to equal the Reserve Fund Requirement, as described under “Payments on the Notes—Priority of Payments” in this prospectus; and

•	income received on the investment of funds on deposit in the Reserve Fund.

On each Payment Date, a withdrawal will be made from the Reserve Fund in an amount (the “Reserve Fund Draw Amount”) equal to the lesser of (a) the Available Funds Shortfall Amount, calculated as described above under “Payments on the Notes—Determination of Available Funds” for that Payment Date, and (b) the amount on deposit in the Reserve Fund after giving effect to all deposits thereto on the Deposit Date or that Payment Date.

On any Payment Date on which the amount on deposit in the Reserve Fund, after giving effect to all withdrawals therefrom and deposits thereto in respect of that Payment Date, exceeds the Reserve Fund Requirement, any such excess will be released to the Certificateholder.

On any Payment Date, the “Reserve Fund Requirement” will equal:

•	[___]% of the Aggregate Securitization Value as of the Cutoff Date, or

•	on any Payment Date occurring on or after the date on which the Note Balance has been reduced to zero, zero.

Excess Cashflow

The Securitization Rate, which is used to calculate the Aggregate Securitization Value of the Specified Leases, is expected to be greater than the sum of the weighted average of the interest rates payable on the Notes and the aggregate rate payable to the Servicer in respect of servicing compensation and reimbursement.  The amount of monthly collections corresponding to the difference between these rates will serve as additional credit enhancement.

[Cash Deposits]

[The Depositor may fund accounts or may otherwise provide cash deposits to provide additional funds that may be applied to make payments on the securities issued by the issuing entity.]

Maturity, Prepayment and Yield Considerations

For more detailed information regarding maturity and prepayment considerations with respect to the Notes, see “Weighted Average Lives of the Notes” and “Risk Factors—You may experience reduced returns on your investments resulting from prepayments on the leases, events of default, optional redemption, reallocation of the leases and the leased vehicles from the SUBI or early termination of the issuing entity” in this prospectus.  Except upon the occurrence of an event of default that results in an acceleration of the Notes or the liquidation of the assets of the Issuing Entity, no principal payments will be made on the Class A-3 Notes until the Class A-2a Notes and Class A-2b Notes have been paid in full; no principal payments will be made on the Class A-4 Notes until the Class A-3 Notes have been paid in full; and no principal payments will be made on the Class B Notes until the Class A-4 Notes have been paid in full.  We refer you to “Payments on the Notes” in this prospectus.  However, following an event of default and an acceleration of the Notes or the liquidation of the assets of the Issuing Entity, principal payments will be made first to the holders of the Class A-1 Notes until they have been paid in full.  After the Class A-1 Notes have been paid in full, principal payments will be made to the Class A-2a Notes, Class A-2b Notes, Class A-3 Notes and Class A-4 Notes, on a pro rata basis, based on the outstanding principal amounts of those classes of Notes, until such classes have been paid in full.  After the Class A Notes have been paid in full, principal payments will be made to the Class B Notes until they have been paid in full.  We refer you to “Description of the Notes—Indenture—Indenture Defaults and Remedies” in this prospectus and “Description of the Transaction Documents—The Indenture—Indenture Defaults; Rights Upon an Indenture Default” in this prospectus for a more detailed description of events of default.

The proceeds of any liquidation of the assets of the Issuing Entity may be insufficient to pay in full all accrued interest on and principal of each outstanding class of Notes.

In addition, because the rate of payment of principal of each class of Notes depends primarily on the rate of payment (including prepayments) on the Specified Leases, final payment of any class of Notes could occur significantly earlier than their respective final scheduled payment dates specified on the front cover of this prospectus for each class of Notes (each, a “Final Scheduled Payment Date”).  Noteholders will bear the risk of being able to reinvest principal payments on the Notes at yields at least equal to the yield on their respective classes of Notes.  Higher rates of prepayments on the Specified Leases with Lease Rates higher than the discount rates used to calculate the related Securitization Values will decrease the amount available to cover delinquencies and defaults on the Specified Leases.  No prediction can be made as to the rate of prepayments on the Specified Leases in either stable or changing interest rate environments.

Weighted Average Lives of the Notes

The following information is provided solely to illustrate the effect of prepayments of the Specified Leases on the unpaid principal amounts of the Notes and the weighted average life of the Notes under the assumptions stated below, and is not a prediction of the prepayment rates that might actually be experienced with respect to the Specified Leases.

Prepayments on motor vehicle lease contracts may be measured by a prepayment standard or model. The prepayment model used in this prospectus is based on a prepayment assumption (the “Prepayment Assumption”) expressed in terms of percentages of the Absolute Prepayment Model (“ABS”). ABS refers to a prepayment model that assumes a constant percentage of the original number of lease contracts in a pool prepay each month. However, as used in this prospectus, a 100% Prepayment Assumption assumes that, based on the assumptions below, the Initial Lease Balance of a contract will prepay as follows:

(1)            [____]% ABS in month one, increasing by [____]% (precisely [____]%/[__]) ABS in each subsequent month until reaching [____]% ABS in the 16th month of the life of the lease;

(2)           [____]% ABS in month 16, increasing by [____]% (precisely [____]%/[__]) ABS in each subsequent month until reaching [____]% ABS in the 31st month of the life of the lease;

(3)           [____]% ABS in month 31, increasing by [____]% (precisely [____]%/[__]) ABS in each subsequent month until reaching [____]% ABS in the 36th month of the life of the lease;

(4)           [____]% ABS in months 36 and 37, decreasing to [____]% in months 38 and 39; and

(5)           [____]% ABS in month 40 and remain at that level until the Initial Lease Balance of the lease contract has been paid in full.

Neither ABS nor the Prepayment Assumption purports to be a historical description of prepayment experience or a prediction of the anticipated rate of prepayment of lease contracts, including the Specified Leases. There can be no assurance that the Specified Leases will prepay at the indicated levels of the Prepayment Assumption or at any other rate.

The tables below were prepared on the basis of certain assumptions regarding the statistical portfolio, including that:

•	the Specified Leases and Specified Vehicles have the characteristics set forth in this prospectus;

•	all Monthly Payments are made in accordance with the cashflow schedule set forth in Appendix B to this prospectus;

•
the [ALG/Contract] Residual Value for each Specified Vehicle is received on the maturity date of the related Specified Lease in accordance with the cashflow schedule set forth in Appendix B to this prospectus;

•	all Monthly Payments are timely received and no Specified Lease is ever delinquent;

•	the initial principal amount of the Class A-2 Notes is allocated to the Class A-2a Notes in the amount of $[_______] and to the Class A-2b Notes in the amount of $0;

•
the interest on the Class A-1 Notes is [___]% based on an actual/360 day count, on the Class A-2a Notes is [___]% based on a 30/360 day count, on the Class A-3 Notes is [___]% based on a 30/360 day count, and on the Class A-4 Notes is [___]% based on a 30/360 day count, and on the Class B Notes is [___]% based on a 30/360 day count;

•	no Reallocation Payment is made in respect of any Specified Lease;

•	there are no losses in respect of the Specified Leases;

•	distributions of principal of and interest on the Notes are made on the [_]th day of each month, whether or not the day is a Business Day;

•
the Servicing Fee is [____]% per annum of the outstanding Aggregate Securitization Value as of the first day of the Collection Period; provided that in the case of the first Payment Date, the Servicing Fee will be an amount equal to 1/12% of the Aggregate Securitization Value as of [______];

•	the ARR Service Fee is [_______];

•	the Reserve Fund is funded with an amount equal to the Initial Deposit;

•	all prepayments are prepayments in full; and

•	the Closing Date is [______], 20[__].

No representation is made as to what the actual levels of losses and delinquencies on the Specified Leases will be. Because payments on the Specified Leases will differ from those used in preparing the following tables, distributions of principal of the Notes may be made earlier or later than as set forth in the tables. Investors are urged to make their investment decisions on a basis that includes their determination as to anticipated prepayment rates under a variety of the assumptions discussed herein.

The following tables set forth the percentages of the unpaid principal amount of the Notes that would be outstanding after each of the dates shown, based on a prepayment rate equal to [____]%, [____]%, [____]%, [____]%, [____]% and [____]% of the Prepayment Assumption. As used in the table, “[____]% Prepayment Assumption” assumes no prepayments on a Specified Lease, “[____]% Prepayment Assumption” assumes that a Specified Lease will prepay at [____]% of the Prepayment Assumption, and so forth.

Percentage of Class A-1 Note Balance Outstanding(1)

Payment Date	Prepayment Assumption
	[____]%	[____]%	[____]%	[____]%	[____]%	[____]%
Closing Date
[________]
[________]
[________]
[________]
[________]
[________]
[________]
[________]
[________]
[________]
[________]

Weighted Average Life to Maturity (years)(2)
Weighted Average Life to Call (years)(2)(3)
_________________________

(1)	Percentages assume that no Optional Purchase occurs.

(2)
The weighted average life of the Class A-1 Notes is determined by (a) multiplying the amount of each distribution in reduction of principal amount by the number of years from the Closing Date to the date indicated, (b) adding the results and (c) dividing the sum by the aggregate distributions in reduction of principal amount referred to in clause (a).

(3)
The weighted average life to call assumes that an Optional Purchase occurs (i) at the earliest possible opportunity and is exercised on such Payment Date and (ii) before giving effect to any payment of principal required to be made on that Payment Date.

In calculating the expected final payment date shown on the cover to this prospectus, a 100% Prepayment Assumption was utilized.  The actual Payment Date on which the Class A-1 Notes are paid in full may be before or after this date depending on the actual payment experience of the Specified Leases.

Percentage of Aggregate Class A-2a and Class A-2b Note Balance Outstanding(1)

Payment Date	Prepayment Assumption
	[____]%	[____]%	[____]%	[____]%	[____]%	[____]%
Closing Date
[________]
[________]
[________]
[________]
[________]
[________]
[________]
[________]
[________]
[________]
[________]
[________]
[________]
[________]
[________]
[________]
[________]
[________]
[________]
[________]
[________]

Weighted Average Life to Maturity (years)(2)
Weighted Average Life to Call (years)(2)(3)
________________________

(1)	Percentages assume that no Optional Purchase occurs.

(2)
The weighted average lives of the Class A-2a Notes and the Class A-2b Notes are determined by (a) multiplying the amount of each distribution in reduction of principal amount by the number of years from the Closing Date to the date indicated, (b) adding the results and (c) dividing the sum by the aggregate distributions in reduction of principal amount referred to in clause (a).

(3)
The weighted average life to call assumes that an Optional Purchase occurs (i) at the earliest possible opportunity and is exercised on such Payment Date and (ii) before giving effect to any payment of principal required to be made on that Payment Date.

In calculating the expected final payment dates shown on the cover to this prospectus, a 100% Prepayment Assumption was utilized.  The actual Payment Date on which the Class A-2a Notes and the Class A-2b Notes are paid in full may be before or after this date depending on the actual payment experience of the Specified Leases.

Percentage of Class A-3 Note Balance Outstanding(1)

Payment Date	Prepayment Assumption
	[____]%	[____]%	[____]%	[____]%	[____]%	[____]%
Closing Date
[________]
[________]
[________]
[________]
[________]
[________]
[________]
[________]
[________]
[________]
[________]
[________]
[________]
[________]
[________]
[________]
[________]
[________]
[________]
[________]
[________]
[________]
[________]
[________]
[________]
[________]
[________]
[________]

Weighted Average Life to Maturity (years)(2)
Weighted Average Life to Call (years)(2)(3)
__________________________

(1)	Percentages assume that no Optional Purchase occurs.

(2)
The weighted average life of the Class A-3 Notes is determined by (a) multiplying the amount of each distribution in reduction of principal amount by the number of years from the Closing Date to the date indicated, (b) adding the results and (c) dividing the sum by the aggregate distributions in reduction of principal amount referred to in clause (a).

(3)
The weighted average life to call assumes that an Optional Purchase occurs (i) at the earliest possible opportunity and is exercised on such Payment Date and (ii) before giving effect to any payment of principal required to be made on that Payment Date.

In calculating the expected final payment date shown on the cover to this prospectus, a 100% Prepayment Assumption was utilized.  The actual Payment Date on which the Class A-3 Notes are paid in full may be before or after this date depending on the actual payment experience of the Specified Leases.

Percentage of Class A-4 Note Balance Outstanding(1)

Payment Date	Prepayment Assumption
	[____]%	[____]%	[____]%	[____]%	[____]%	[____]%
Closing Date
[________]
[________]
[________]
[________]
[________]
[________]
[________]
[________]
[________]
[________]
[________]
[________]
[________]
[________]
[________]
[________]
[________]
[________]
[________]
[________]
[________]
[________]
[________]
[________]
[________]
[________]
[________]
[________]

Weighted Average Life to Maturity (years)(2)
Weighted Average Life to Call (years)(2)(3)
__________________________

(4)	Percentages assume that no Optional Purchase occurs.

(5)
The weighted average life of the Class A-3 Notes is determined by (a) multiplying the amount of each distribution in reduction of principal amount by the number of years from the Closing Date to the date indicated, (b) adding the results and (c) dividing the sum by the aggregate distributions in reduction of principal amount referred to in clause (a).

(6)
The weighted average life to call assumes that an Optional Purchase occurs (i) at the earliest possible opportunity and is exercised on such Payment Date and (ii) before giving effect to any payment of principal required to be made on that Payment Date.

In calculating the expected final payment date shown on the cover to this prospectus, a 100% Prepayment Assumption was utilized.  The actual Payment Date on which the Class A-3 Notes are paid in full may be before or after this date depending on the actual payment experience of the Specified Leases.

Percentage of Class B Note Balance Outstanding(1)

Payment Date	Prepayment Assumption
	[____]%	[____]%	[____]%	[____]%	[____]%	[____]%
Closing Date
[________]
[________]
[________]
[________]
[________]
[________]
[________]
[________]
[________]
[________]
[________]
[________]
[________]
[________]
[________]
[________]
[________]
[________]
[________]
[________]
[________]
[________]
[________]
[________]
[________]
[________]
[________]
[________]
[________]

Weighted Average Life to Maturity (years)(2)
Weighted Average Life to Call (years)(2)(3)
__________________________

(1)            Percentages assume that no Optional Purchase occurs.

(2)
The weighted average life of the Class B Notes is determined by (a) multiplying the amount of each distribution in reduction of principal amount by the number of years from the Closing Date to the date indicated, (b) adding the results and (c) dividing the sum by the aggregate distributions in reduction of principal amount referred to in clause (a).

(3)
The weighted average life to call assumes that an Optional Purchase occurs (i) at the earliest possible opportunity and is exercised on such Payment Date and (ii) before giving effect to any payment of principal required to be made on that Payment Date.

In calculating the expected final payment date shown on the cover to this prospectus, a 100% Prepayment Assumption was utilized.  The actual Payment Date on which the Class B Notes are paid in full may be before or after this date depending on the actual payment experience of the Specified Leases.

Note Factors

The “Note Factor” for each class of Notes will be a two-digit decimal that the Servicer will compute for each Payment Date, which will represent the remaining outstanding principal amount of that class of Notes as of that Payment Date, after giving effect to payments made on the Payment Date, expressed as a fraction of the initial outstanding principal amount of that class of Notes. The Note Factor for each class of Notes will initially be 1.00, and will thereafter decline to reflect reductions in the unpaid principal amount of that class of Notes.  A Noteholder’s portion of the principal amount of a particular class of Notes, will be the product of (a) the original denomination of that class of Notes and (b) the applicable Note Factor.

Use of Proceeds

The net proceeds from the sale of the Notes, which equal the proceeds of the public offering minus expenses relating thereto in the amount of $[_____], together with the net proceeds from the private placement of the Certificates, will be applied by the Issuing Entity to acquire the SUBI Certificate from the Depositor.  The Depositor will then use the proceeds paid to the Depositor by the Issuing Entity to pay BMW LP the purchase price for the SUBI Certificate and to make the required deposit to the Reserve Fund.

Where You Can Find More Information About Your Notes

The Issuing Entity—The Indenture Trustees will provide to Noteholders (which shall be Cede & Co. (“Cede”) as the nominee of The Depository Trust Company (“DTC”), unless Definitive Notes are issued under the limited circumstances described in this prospectus) unaudited monthly and annual reports concerning the related Specified Leases and Specified Vehicles and other specified matters. We refer you to “Description of the Transaction Documents—Statements to Noteholders” and “—Evidence as to Compliance” in this prospectus.  Unless definitive securities are issued under the limited circumstances described in this prospectus, the sole holder of record shall be Cede, as the nominee of DTC.   [Copies of these reports may be obtained at no charge at the offices or the website specified in this prospectus.]

The Depositor—BMW Auto Leasing LLC, as Depositor, has filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933, as amended (the “Securities Act”) of which this prospectus forms a part.  The registration statement is available for inspection without charge at the public reference facilities maintained at the principal office of the SEC at 100 F Street, N.E., Washington, D.C. 20549.  You may obtain information on the operation of the SEC’s public reference rooms by calling the SEC at (800) SEC-0330.  You may obtain copies of SEC filings at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549.  The SEC also maintains a website (http://www.sec.gov) that contains reports, registration statements, proxy and information statements and other information regarding issuers that file electronically with the SEC using the SEC’s Electronic Data Gathering Analysis and Retrieval system (commonly known as EDGAR).  All reports filed by the Depositor may be found on EDGAR filed under registration number 333-[______], and all reports filed with respect to the Issuing Entity under that number plus the applicable serial tag number.   Copies of the operative agreements relating to the Securities will also be filed with the SEC on EDGAR under the registration number shown above or the specific number of the Issuing Entity described below.

The Depositor on behalf of the Issuing Entity will file the reports required under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  These reports include (but are not limited to):

•	Reports on Form 8-K (Current Report), including as Exhibits to the Form 8-K the Transaction Documents;

•
Reports on Form 8-K (Current Report), following the occurrence of events specified in Form 8-K requiring disclosure, which are required to be filed within the time-frame specified in Form 8-K related to the type of event;

•	Reports on Form 10-D (Asset-Backed Issuer Distribution Report), containing the distribution and pool performance information required on Form 10-D, which are required to be filed 15 days following the related payment date; and

•
Report on Form 10-K (Annual Report), containing the items specified in Form 10-K with respect to a fiscal year, and the items required pursuant to Items 1122 and 1123 of Regulation AB of the Act . [If applicable, a summary of all instances of material non-compliance disclosed by the Servicer under items 1122 and 1123, if any, steps taken to remedy such material non-compliance and the status of such remedial steps will be included].

The Depositor does not intend to file with the SEC any reports required under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act with respect to a trust following completion of the reporting period required by Rule 15d-1 or Regulation 15D under the Exchange Act.  Unless specifically stated in the report, the reports and any information included in the report will neither be examined nor reported on by an independent public accountant.  The Issuing Entity will have a unique file number assigned by the SEC, which unless otherwise specified is not available until filing of the final prospectus.  Reports filed with respect to the Issuing Entity with the SEC after the final prospectus is filed will be available under the Issuing Entity’s specific number, which will be a series number assigned to the file number of the Depositor shown above.

The distribution and pool performance reports filed on Form 10-D will be forwarded to each Noteholder as specified in “Description of the Transaction Documents—Statements to Noteholders” in this prospectus.  For the time period that the Issuing Entity is required to report under the Exchange Act, the Depositor, on behalf of the Issuing Entity, will file the Issuing Entity’s annual reports on Form 10-K, distribution reports on Form 10-D, any current reports on Form 8-K, and amendments to those reports with the SEC.  Such reports will be available on the website located at [___________________] as soon as reasonably practicable after such reports are filed with the SEC.

Description of the Transaction Documents

The following summary of the Transaction Documents describes the material terms of the Transaction Documents.  The description of the terms of the Transaction Documents in this prospectus does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the Transaction Documents.  Forms of the Transaction Documents have been filed as exhibits to the registration statement.  Copies of the final signed Transaction Documents will be filed as current reports on Form 8-K with the SEC.  We refer you to “Where You Can Find More Information About Your Notes—The Depositor” in this prospectus for additional information regarding reports required to be filed by the Depositor.

Transfer, Assignment and Pledge of the SUBI Certificate

On or prior to the Closing Date, the UTI Beneficiary will direct the Vehicle Trust to create the 20[__]-[_] SUBI in connection with the Specified Leases and Specified Vehicles.  Pursuant to the terms of the SUBI Certificate Transfer Agreement, the UTI Beneficiary will sell, transfer and assign its interest in the 20[__]-[_] SUBI to the Depositor. On the Closing Date, the Depositor will in turn transfer and assign the SUBI Certificate to the Issuing Entity pursuant to the Issuer SUBI Certificate Transfer Agreement.  The Issuing Entity will pledge its interest in the SUBI Certificate to the Indenture Trustee as security for the Noteholders.  See “The SUBI—Transfers of the SUBI Certificate” in this prospectus.  The net proceeds received from the sale of the Securities will be applied to make the required initial deposit into the Reserve Fund and to purchase the SUBI Certificate from the UTI Beneficiary.

Representations and Warranties

The UTI Beneficiary, pursuant to the SUBI Certificate Transfer Agreement, and the Depositor, pursuant to the Issuer SUBI Certificate Transfer Agreement, will represent and warrant, among other things, that:

1.	Immediately prior to the transfer of the SUBI Certificate, such party was the true and lawful owner of such SUBI Certificate;

2.	Such party had the legal right to transfer the SUBI Certificate; and

3.	Such party had good and valid title to the SUBI Certificate.

Upon the discovery by the UTI Beneficiary, the Depositor or the Issuing Entity of a breach of these representation and warranties, the party discovering such breach shall give prompt written notice to the other parties.

Accounts

The SUBI Collection Account.  On or prior to the Closing Date, the Servicer will establish and the Indenture Trustee will maintain a trust account in the name of the Vehicle Trust for the benefit of the holders of interests in the 20[__]-[_] SUBI, into which collections on or in respect of the Specified Leases and the Specified Vehicles will generally be deposited (the “SUBI Collection Account”) together with income received on the investment of funds on deposit in the SUBI Collection Account.  Pending deposit into the SUBI Collection Account, SUBI collections for the Issuing Entity may be employed by the Servicer at its own risk and for its own benefit and shall not be segregated from its own funds

As more fully described under “ —Collections” below and “BMW FS’s Lease Financing Program—Like-Kind Exchange Program” in this prospectus, the Servicer may reallocate a Specified Vehicle returned to the Servicer at the scheduled end of the related Specified Lease or in connection with an early termination initiated by the related User-Lessee or a Specified Vehicle returned to, or repossessed by, the Servicer from the 20[__]-[_] SUBI to the UTI for purposes of implementing the Servicer’s Like-Kind Exchange Program. In connection with such reallocation, the Servicer shall deposit or shall cause to be deposited into the SUBI Collection Account an amount equal to Sales Proceeds for the related Specified Vehicle no later than two Business Days after the reallocation, unless the Monthly Remittance Condition is satisfied, in which case the Servicer shall be permitted to retain such amount received during a Collection Period until the Business Day immediately preceding the related Payment Date.

Amounts held in the SUBI Collection Account shall be invested by the Indenture Trustee, at the written direction of the Servicer, in Permitted Investments.  On each Deposit Date, all net income or other gain from the investment of funds on deposit in the SUBI Collection Account in respect of the related collection period will be deposited in the SUBI Collection Account.

“Permitted Investments” mean, at any time, any one or more of the following instruments, obligations and securities:

(a)	direct obligations of, and obligations fully guaranteed as to the full and timely payment by, the United States of America;

(b)
demand deposits, time deposits or certificates of deposit of any depository institution or trust company incorporated under the laws of the United States of America or any State (or any domestic branch of a foreign bank) and subject to supervision and examination by federal or state banking or depository institution authorities; provided, however, that at the time of the investment or contractual commitment to invest therein, the commercial paper or other short-term unsecured debt obligations (other than such obligations the rating of which is based on the credit of a person other than such depository institution or trust company) thereof shall have a credit rating from any two rating agencies in the highest investment category granted thereby;

(c)
repurchase obligations held by the Vehicle Trustee with respect to any security that is a direct obligation of, or fully guaranteed by, the United States of America or any agency or instrumentality thereof the obligations of which are backed by the full faith and credit of the United States of America, in either case entered into with a depository institution or trust company (acting as principal) described in clause (b) above;

(d)
securities bearing interest or sold at a discount issued by any corporation incorporated under the laws of the United States or any state so long as at the time of such investment or contractual commitment providing for such investment either the long-term, unsecured debt of such corporation has one of the two highest available ratings from any two rating agencies or commercial paper or other short-term debt rated by any rating agency in one of its two highest rating categories;

(e)
investments of proceeds maintained in sweep accounts, short-term asset management accounts and the like utilized for the commingled investment, on an overnight basis, of residual balances in investment accounts maintained at the Vehicle Trustee or any affiliate thereof; and

(f)
any other money market, common trust fund or obligation, or interest bearing or other security or investment (including those managed or advised by the indenture trustee or any affiliate thereof), (A) rated in the highest rating category by each Rating Agency (if rated by such Rating Agency) or (B) that would not adversely affect the then current rating assigned by each Rating Agency of any of the Notes.  Such investments in this subsection (f) may include money market mutual funds or common trust funds, including any fund for which the indenture trustee or an affiliate thereof serves as an investment advisor, administrator, shareholder, servicing agent, and/or custodian or subcustodian, notwithstanding that (x) the indenture trustee or any affiliate thereof charges and collects fees and expenses from such funds for services rendered, (y) the indenture trustee or any affiliate thereof charges and collects fees and expenses for services rendered pursuant to the Indenture, and (z) services performed for such funds and pursuant to the Indenture may converge at any time.

Permitted Investments are generally limited to investments acceptable to the Rating Agencies rating the Notes as being consistent with the rating of those Notes, including obligations of the servicer and its affiliates, to the extent consistent with that rating.  Permitted Investments are limited to obligations or securities that mature on or before the next payment date.

On the Closing Date, (a) the Indenture Trustee will establish a trust account in its name on behalf of the Noteholders, into which amounts released from the SUBI Collection Account and, when necessary, from the Reserve Fund, for distribution to the Noteholders will be deposited and from which all distributions to the Noteholders will be made (the “Note Distribution Account”) and (b) the Owner Trustee will establish (or will cause the Indenture Trustee to establish) a trust account in its name on behalf of the Certificateholders, into which amounts released from the SUBI Collection Account for distribution to the Certificateholders will be deposited and from which all distributions to the Certificateholders will be made (the “Certificate Distribution Account”).

The Note Distribution Account, the Certificate Distribution Account, the Reserve Fund and any other trust account will be an account (i) maintained in a depository institution in which such accounts are fully insured to the limits established by the FDIC, (ii) maintained with the corporate trust department of a federal or state chartered depository institution or (iii) otherwise acceptable to each Rating Agency (an “Eligible Account”).  Each of the foregoing accounts will be segregated trust accounts.  If any such account shall cease to be an Eligible Account, the Indenture Trustee shall, as necessary, assist the Servicer in causing each such account to be moved to an institution at which it shall be an Eligible Account.

The 20[__]-[_] SUBI Collection Account initially shall be established with the corporate trust department of U.S. Bank National Association, as Indenture Trustee.  If the 20[__]-[_] SUBI Collection Account is no longer maintained in the corporate trust department of the Indenture Trustee, and the Indenture Trustee at any time does not have the ratings specified in either clause (a) or (b) of the definition of “Required Deposit Rating,” the Servicer shall, with the assistance of the Indenture Trustee, as necessary, cause the 20[__]-[_] SUBI Collection Account to be moved in accordance with the Vehicle Trust Agreement.  The “Required Deposit Rating” means either (a) the short-term unsecured debt obligations of the depository institution or trust company are rated in the highest short-term rating category by each Rating Agency, (b) the depository institution or trust company is a depository institution or trust company having a long-term unsecured debt rating acceptable to each Rating Agency and corporate trust powers or (c) the related trust account is maintained in the corporate trust department of the Indenture Trustee.

On the Payment Date on which all Notes have been paid in full and following payment of any remaining obligations of the Depositor under the Transaction Documents, any amounts remaining on deposit in the trust accounts, after giving effect to all withdrawals therefrom and deposits thereto in respect of that Payment Date, will be paid to the Depositor.

Except to the extent, if at all, covered under the annual accountants’ attestation report described under “Evidence of Compliance” in this prospectus, there will not be any independent verification of the trust accounts or the activity in those accounts.

For additional information regarding the various accounts, see “Description of the Transaction Documents—Accounts” in this prospectus.

Collections

The Transaction Documents generally require that the Servicer deposit all Collections received into the SUBI Collection Account not later than two Business Days after receipt. However, if the Monthly Remittance Condition is satisfied, the Servicer may retain such amounts received during a Collection Period until the related Deposit Date.  As of the date of this prospectus, the Monthly Remittance Condition is satisfied.  “Collections” with respect to any Collection Period will include all net collections collected or received in respect of the SUBI Assets during the Collection Period that are allocable to the Securities, including:

•	Monthly Payments made by User-Lessees, net of Daily Advance Reimbursements;

•	Reallocation Payments made by the Servicer;

•	Sales Proceeds;

•	Termination Proceeds;

•	Recovery Proceeds;

•	pull-ahead amounts described under “BMW FS’s Lease Financing Program—Extensions and Pull-Ahead Program” in this prospectus; and

•	the price paid by the Servicer for certain Specified Leases and Specified Vehicles on or after the Maturity Dates of such Specified Vehicles.

The “Monthly Remittance Condition” will be satisfied if (a)(1) the short-term unsecured debt rating of the commercial paper of BMW US Capital, LLC (or, if an affiliate of BMW US Capital, LLC is not the Servicer, the entity that is the Servicer) is rated in the highest rating category of Moody’s Investors Service, Inc. or Standard & Poor’s Ratings Services, a Standard & Poor’s Financial Services LLC business, or is a rating otherwise acceptable to each Rating Agency rating the Notes, as evidenced by the satisfaction of the requirements set forth in subclause (b)(2) below, and (2) no Servicer Default has occurred or (b)(1) the Servicer obtains a letter of credit, surety bond or insurance policy under which demands for payment may be made to secure timely remittance of monthly collections to the SUBI Collection Account and (2) each Rating Agency has been notified and has not confirmed in writing within 10 Business Days (or such shorter period as is practicable or acceptable to such Rating Agency) that such action will result in the qualification, reduction or withdrawal of its then-current rating on any class of Notes.  Pending deposit into the SUBI Collection Account, Collections may be used by the Servicer at its own risk and for its own benefit and will not be segregated from its own funds.

Advances

On or before each Deposit Date, the Servicer will be obligated to make, by deposit into the SUBI Collection Account, a Monthly Payment Advance in respect of the unpaid Monthly Payments of certain Specified Leases and may, at its option, by deposit into the SUBI Collection Account, make a Sales Proceeds Advance equal to the Securitization Value of Specified Leases relating to certain Specified Vehicles for which the Specified Lease has terminated and the related Specified Vehicle was not sold.  An “Advance” refers to either a Monthly Payment Advance or a Sales Proceeds Advance.  The Servicer will be required to make an Advance only to the extent that it determines that such Advance will be recoverable from future payments on or in respect of the related Specified Lease or Specified Vehicle.  In making Advances, the Servicer will assist in maintaining a regular flow of scheduled payments on the Specified Leases and, accordingly, in respect of the Notes, rather than guarantee or insure against losses.  Accordingly, all Advances will be reimbursable to the Servicer, without interest.

A “Monthly Payment Advance” means an advance made by the Servicer due to the failure of a User-Lessee to make a Monthly Payment billed to the User-Lessee for the related Collection Period.  The Servicer will offset, on an ongoing basis, from amounts collected or received in respect of the SUBI Assets, an amount to repay Monthly Payment Advances where a Monthly Payment Advance amount has been recovered in a subsequent payment made by the related User-Lessee of the Monthly Payment due (the “Daily Advance Reimbursement”), or if a Monthly Payment Advance has been outstanding for at least 90 days after the related Collection Period, it will be reimbursed as part of the Payment Date Advance Reimbursement.

A “Sales Proceeds Advance” means an advance made by the Servicer, at its option, of an amount equal to the Securitization Value of the related Specified Lease if, during a Collection Period, the Servicer has not sold a Specified Vehicle for which the Specified Lease terminated during that Collection Period.  After the Servicer makes a Sales Proceeds Advance for a Specified Vehicle, the Issuing Entity will have no claim against or interest in that Specified Vehicle or any Sales Proceeds or Termination Proceeds, as the case may be, resulting from its sale or other disposition except for any Sales Proceeds or Termination Proceeds, as the case may be, in excess of the Securitization Value. If the Servicer sells or otherwise disposes of a Specified Vehicle after making a Sales Proceeds Advance, the Issuing Entity will retain the related Sales Proceeds Advance, and the Servicer will retain the Sales Proceeds or Termination Proceeds, as the case may be, up to the Securitization Value of the related Specified Lease, and will deposit any Sales Proceeds or Termination Proceeds, as the case may be, in excess of the Securitization Value into the SUBI Collection Account.

If the Servicer has not sold a Specified Vehicle within 90 days after it has made a Sales Proceeds Advance, it will be reimbursed for that Sales Proceeds Advance as part of the Payment Date Advance Reimbursement. Within six months of receiving that reimbursement, if the related Specified Vehicle has not been sold, the Servicer shall, if permitted by applicable law, cause that Specified Vehicle to be sold at auction and shall remit the proceeds associated with the disposition of that Specified Vehicle to the SUBI Collection Account.

Servicing Compensation

The Servicer will be entitled to compensation for the performance of its servicing and administrative obligations with respect to the related SUBI Assets under the Servicing Agreement. The Servicer will be entitled to receive a fee in respect of the related SUBI Assets allocable to the related SUBI equal to, for each collection period, one-twelfth of the product of (a) the Servicing Fee Rate and (b) the aggregate Securitization Value of all Specified Leases as of the first day of that collection period (the “Servicing Fee”). A Servicing Fee will be payable on each payment date in respect of the related collection period and will be calculated and paid based upon a 360-day year consisting of twelve 30-day months.

The servicer will also be entitled to additional compensation in the form of expense reimbursement, administrative fees, late payment fees, extension fees, early termination fees, prepayment charges and similar charges received with respect to Specified Leases, other than excess wear and tear or excess mileage charges.

The Servicing Fee will compensate the Servicer for performing the functions of a third party servicer of any Specified Leases as an agent for the Vehicle Trust under the Servicing Agreement, including collecting and processing payments, responding to inquiries of user-lessees, investigating delinquencies, sending payment statements, paying costs of the sale or other disposition of Matured Vehicles and Defaulted Vehicles, overseeing the related SUBI Assets and administering the Specified Leases, including making Advances, accounting for collections, furnishing monthly and annual statements to the Vehicle Trustee with respect to distributions and generating federal income tax information.

The Servicing Fee, together with any previously unpaid Servicing Fee, will be paid to the Servicer on each Payment Date solely to the extent of Available Funds and to the extent available, the Reserve Fund Draw Amount.  The Servicer will be entitled to collect and retain as additional servicing compensation in respect of each Collection Period any expense reimbursement, administrative fees, late payment fees, extension fees, early termination fees, prepayment charges or other similar charges collected during that Collection Period, other than excess wear and tear or excess mileage charges.  We refer you to “Description of the Transaction Documents—Servicing Compensation” in this prospectus.  The Servicer will be paid the Servicing Fee for each Collection Period on the following Payment Date related to that Collection Period.  The Servicing Fee will be paid from Available Funds in accordance with the priority of payments set forth above under “Payments on the Notes—Priority of Payments”in this prospectus.

Net Deposits

For so long as BMW FS is the Servicer, the Servicer will be permitted to deposit into the SUBI Collection Account only the net amount distributable to the Issuing Entity on the related Deposit Date. The Servicer will, however, account to the Issuing Entity, the Indenture Trustee, the Owner Trustee and the Noteholders and Certificateholders as if all of the deposits and distributions described herein were made individually.

Optional Purchase

The Servicer will be permitted at its option to purchase from the Issuing Entity the SUBI Certificate on any Payment Date if, either before or after giving effect to any payment of principal required to be made on that Payment Date, the Note Balance is less than or equal to 5% of the Initial Note Balance.  The exercise of that option by the Servicer is referred to in this prospectus as an “Optional Purchase.” The purchase price for the SUBI Certificate will equal the sum of (i) the Note Balance together with accrued interest thereon to the date fixed for redemption and (ii) the aggregate amount of any accrued and unpaid fees, expenses and indemnities due and owing to the Indenture Trustee and the Owner Trustee, in each case to the extent such fees, expenses and indemnities have not been previously paid by the Servicer (the “Optional Purchase Price”), which amount will be deposited by the Servicer into the SUBI Collection Account on the Deposit Date related to the Payment Date fixed for redemption.  In connection with an Optional Purchase, the Notes will be redeemed on that Payment Date in whole, but not in part, for the Redemption Price.  The “Redemption Price” for a class of Notes will equal the Note Balance for the related class, plus accrued and unpaid interest thereon at the applicable interest rate, to but not including the Payment Date fixed for redemption.  The Administrator or the Issuing Entity will provide at least 20 days’ prior notice of the redemption of the Notes to the Indenture Trustee and the Owner Trustee, and the Indenture Trustee will provide at least 10 days’ notice thereof to the Noteholders.  On the Payment Date fixed for redemption, the Notes will be due and payable at the Redemption Price, and no interest will accrue on the Notes after the Payment Date if paid in full.

Termination

The respective obligations of the Depositor, the servicer, the Owner Trustee and the Indenture Trustee, as the case may be, pursuant to a Transaction Document will terminate upon the earlier of:

•	the maturity or other liquidation of the last Specified Lease and the disposition of the last Specified Vehicle;

•
the final distribution of all funds or other property or proceeds of the Trust Estate in accordance with the terms of the Indenture and the final distribution on the related Certificates pursuant to the Trust Agreement; or

•
the purchase by the Servicer or the termination of the pledge of the SUBI Certificate on any payment date on which either before or after giving effect to any payment of principal required to be made on that payment date, the sum of the aggregate balance of the related Notes and Certificates is less than or equal to 5% of the sum of the initial aggregate balance of the related Notes and Certificates.

The Indenture Trustee and Owner Trustee will give written notice of termination to each Securityholder of record.  The final distribution to any Securityholder will be made only upon surrender and cancellation of that holder’s Security at any office or agency of the indenture trustee specified in the notice of termination.  Any funds remaining in the Issuing Entity will be distributed, subject to applicable law, to the Depositor.

Upon termination of the Issuing Entity, the assets of the Issuing Entity will be liquidated and the proceeds from any liquidation, and amounts held in related accounts, will be applied to pay the Securities in full, to the extent of amounts available.

Investor Communication

The Administrator has agreed in the [_______] agreements to include in the Form 10-D for any collection period any request received during that collection period from a Noteholder to communicate with other Noteholders regarding exercising their rights under the terms of the Transaction Documents.  If the requesting Noteholder is a record holder of Notes, no further verification of ownership will be required.  If the requesting Noteholder is not a record holder of Notes, then the Administrator [may] [shall] require a written certification from the Noteholder that it is a beneficial owner of Notes [in the form required by the [_______] Agreement], together with one of the following additional forms of documentation of the Noteholder’s beneficial ownership interest in Notes:

•	a trade confirmation,

•	an account statement,

•	a letter from a broker dealer that is acceptable to the Administrator, or

•	any other form of documentation that is acceptable to the Administrator.

On receipt of a communication request, the Administrator will include in the Form 10-D filed in the next month the following information:

•	a statement that the Issuing Entity has received a communication request,

•	the date the request was received,

•	the name of the requesting Noteholder,

•	a statement that the requesting Noteholder is interested in communication with other Noteholders about the possible exercise of rights under the Transaction Documents, and

•	a description of the method by which the other Noteholders may contact the requesting Noteholder.

The Administrator is not required to include any additional information in the Form 10-D, and is required to disclose a Noteholder’s request to communicate with other Noteholders only where the communication relates to a Noteholder exercising its rights under the Transaction Documents.  The Form 10-D will also specify the date (not earlier than [30] days from the date of such Form 10-D filing), that will be the date that will be used to calculate whether a majority of Noteholders that submitted votes have cast affirmative votes to direct that the asset representations reviewer commence a review of the trust student loans as described above under “Description of the Notes—Asset Representations Reviewer.”

Sales Proceeds and Termination Proceeds

Under the Servicing Agreement, the Servicer, on behalf of the Issuing Entity, will sell or otherwise dispose of Specified Vehicles related to Specified Leases that have reached their respective Maturity Dates (a “Matured Vehicle”), related to Specified Leases where the User-Lessee has terminated the Specified Lease or related to Defaulted Leases (each, a “Defaulted Vehicle”).  In connection with the sale or other disposition of such Specified Vehicles, the Servicer will deposit into the SUBI Collection Account all Sales Proceeds, Termination Proceeds and Recovery Proceeds from Specified Vehicles received during the related Collection Period within two Business Days.  However, so long as the Monthly Remittance Condition is satisfied, the Servicer may retain such amounts until the related Deposit Date.

 “Disposition Expenses” will mean expenses and other amounts reasonably incurred by the Servicer in connection with the sale or other disposition of a Matured Vehicle, a Defaulted Vehicle or a Specified Vehicle related to a Specified Lease terminated early by the related lessee, including but not limited to sales commissions, and expenses incurred in connection with making claims under any Contingent and Excess Liability Insurance or other applicable insurance policies. Disposition Expenses will be reimbursable to the Servicer from amounts otherwise included in Sales Proceeds, Insurance Proceeds and Termination Proceeds.

“End of Lease Term Liability” will mean with respect to a Matured Vehicle returned to the Servicer by the User-Lessee, the amount paid by such User-Lessee including any disposition fee, unpaid Monthly Payments due, excess mileage payments, excess wear and use payments and any fees and taxes.

“Insurance Proceeds” will include recoveries or proceeds collected by the Servicer net of related Disposition Expenses under any insurance policy, including any self-insurance, and also including any vehicle liability insurance policy required to be obtained and maintained by the related User-Lessees pursuant to the Specified Leases, any blanket or supplemental vehicle casualty insurance policy maintained by the Servicer and any other insurance policy relating to the Specified Leases or the related User-Lessees, in each case in connection with damage to a Specified Vehicle or its loss, destruction or theft, except to the extent required to be paid to a User-Lessee.

“Recovery Proceeds” will mean any Insurance Proceeds, any security deposit applied to an amount owed by a User-Lessee, any Total Loss Payoff, Early Termination Cost and End of Lease Term Liability received from a User-Lessee and any other net recoveries recovered by the Servicer with respect to Specified Leases that have been charged-off minus amounts included in such items that represent third-party charges paid or payable (such as fees, taxes and repair costs).

“Sales Proceeds” with respect to a Specified Vehicle will mean all proceeds received from the sale at auction of such Specified Vehicle, net of related Disposition Expenses or an amount equal to Sales Proceeds deposited by the Servicer in lieu of actual Sales Proceeds in connection with the LKE Program.

“Termination Proceeds” will mean any Purchase Option Price received upon the purchase of a Specified Vehicle by the related User-Lessee or the price received from the sale of a Specified Vehicle to a dealer minus amounts included in either such price that represent reimbursement for third-party charges paid or payable (such as fees and taxes).

“Total Loss Payoff” will mean with respect to a Specified Vehicle that has been lost, stolen or damaged beyond economic repair, an amount paid by the User-Lessee generally equal to the deductible under the related insurance policy, unpaid Monthly Payments due, and any official fees and taxes and any other charges owed under the Specified Lease.

The Servicer will be required to purchase or cause to be purchased a Specified Vehicle before the Maturity Date of the related Specified Lease and remit to the SUBI Collection Account an amount equal to the Securitization Value of that Specified Lease as of the effective date of termination if the Servicer agrees with the User-Lessee to a change in the Lease Rate applicable to that Specified Vehicle and that change results in a change in the Contract Residual Value and/or the lease term.

After the sale of the SUBI Certificate to the Issuing Entity, the Servicer will be obligated to repurchase from the Issuing Entity, any Specified Vehicles covered by Specified Leases not meeting certain representations and warranties by depositing or causing to be deposited into the SUBI Collection Account an amount equal to the Securitization Value of the Specified Lease not meeting such representations and warranties made by the Servicer that materially and adversely affect the interests of the Issuing Entity in the Specified Vehicle or Specified Lease  and that are not timely cured.  See “The Leases—Representations, Warranties and Covenants” in this prospectus for a description of the representations and warranties made by the Servicer in respect of the Specified Leases and the Servicer’s obligations to reallocate certain Specified Vehicles.

Realization Upon Charged-off Leases

The Servicing Agreement will provide that if the Servicer decides to repossess a Defaulted Vehicle, the servicer will use commercially reasonable efforts to repossess and liquidate it. Such liquidation may be effected through repossession and disposition through sale, or the servicer may take any other action permitted by applicable law. The servicer may enforce all rights of the lessor under the related Defaulted Lease, sell that Defaulted Vehicle in accordance with such Defaulted Lease and commence and pursue any proceedings in connection with such Defaulted Lease. In connection with any such repossession, the Servicer will follow such practices and procedures as are used by the servicer in respect of any leases serviced by it for its own account. The Servicer will be responsible for all costs and expenses incurred in connection with the sale or other disposition of Defaulted Vehicles, but will be entitled to reimbursement to the extent such costs constitute Disposition Expenses or are expenses recoverable under an applicable insurance policy. Proceeds from the sale or other disposition of repossessed Specified Vehicles will constitute Sales Proceeds or Termination Proceeds and will be deposited into the related SUBI Collection Account. Collections in respect of a collection period will include all Sales Proceeds, Termination Proceeds and Recovery Proceeds collected during that collection period.

Extensions and Pull-Ahead Program

The Servicing Agreement will provide that consistent with its customary servicing practices, the Servicer may, in its discretion, modify or extend the term of a Specified Lease.  If any such extension of a Maturity Date exceeds six months, the Servicer will be required to repurchase the Specified Lease by making a Reallocation Payment to the SUBI Collection Account and by directing the Vehicle Trustee to reallocate such Specified Lease and the related Specified Vehicle to the UTI. The Servicer will be required to make a Reallocation Payment for any extension that causes the Specified Leases to mature after the last day of the collection period preceding the Class A-4 Note Final Scheduled Maturity Date.

The Servicer may also permit a User-Lessee to terminate a Specified Lease prior to its maturity in order to allow that User-Lessee, among other things, (1) to enter into a new lease contract for a different vehicle, (2) to purchase a different vehicle or (3) to finance a different vehicle.  For additional information, see “BMW FS’s Lease Financing Program—Extensions and Pull-Ahead Program” in this prospectus.

Notification of Liens and Claims

The Servicer will be required to immediately notify the Depositor, in the event that BMW FS is not acting as the Servicer, the Indenture Trustee and the Vehicle Trustee of all liens or claims of any kind of a third party that would materially and adversely affect the interests of the Depositor, the Vehicle Trust or the Issuing Entity in any Specified Lease or Specified Vehicle.

The Indenture

Modification of Indenture.  The Issuing Entity and the Indenture Trustee may, with the consent of the holders of a majority of the holders of the outstanding Notes (or relevant class or classes of Notes), execute a supplemental indenture to add provisions to, change in any manner or eliminate any provisions of, the Indenture, or modify (except as provided below) in any manner the rights of the related Noteholders.

Without the consent of the holder of each outstanding affected Note, no supplemental indenture will:

1.	change:

•	the due date of any installment of principal of or interest on that Note or reduce the principal amount of that Note;

•	the interest rate for that Note or the redemption price for that Note;

•	provisions of the Indenture relating to the application of collections on, or proceeds of a sale of, the trust estate to payments of principal and interest on the Note; or

•	any place of payment where or the coin or currency in which that Note or any interest on that Note is payable;

2.	impair the right to institute suit for the enforcement of specified provisions of the Indenture regarding payment;

3.
reduce the percentage of the aggregate amount of the outstanding Notes, the consent of the holders of which is required for any supplemental indenture or any waiver of compliance with specified provisions of the Indenture or of specified defaults and their consequences as provided for in the Indenture;

4.	modify or alter the provisions of the Indenture regarding the voting of Notes held by the Issuing Entity, the Administrator, the Depositor or an affiliate of any of them;

5.
reduce the percentage of the aggregate outstanding amount of Notes, the consent of the holders of which is required to direct the Indenture Trustee to sell or liquidate the Trust Estate if the proceeds of that sale would be insufficient to pay the principal amount of and accrued but unpaid interest on the outstanding Notes;

6.
reduce the percentage of the aggregate principal amount of Notes required to amend the sections of the Indenture that specify the applicable percentages of aggregate principal amount of the Notes necessary to amend the Indenture or other specified agreements; or

7.
permit the creation of any lien ranking prior to or on a parity with the lien of the Indenture with respect to any of the collateral for that Note or, except as otherwise permitted or contemplated in the Indenture, terminate the lien of that Indenture on any of the collateral or deprive the holder of any Note of the security afforded by the lien of the Indenture;

provided that each Rating Agency rating the Notes or Certificates confirms in writing that such supplemental indenture shall not cause the then-current rating of any class of Notes or the Certificates to be qualified, reduced or withdrawn or, if specified in the Transaction Documents, such Rating Agency has not confirmed in writing that such supplemental indenture shall cause the then-current rating of any class of Notes or the Certificates to be qualified, reduced or withdrawn.

The Issuing Entity and the Indenture Trustee may also enter into supplemental indentures, without the consent of the Noteholders, and with written notice to each Rating Agency rating the Notes or Certificates, for any of the following purposes:

1.
to correct or amplify the description of any property at any time subject to the lien of the Indenture, or better to assure, convey or confirm unto the Indenture Trustee any property subject or required to be subjected to the lien of this Indenture, or to subject additional property to the lien of the Indenture;

2.
to evidence the succession, in compliance with the applicable provisions of the Indenture, of another Person to the Issuing Entity and the assumption by any such successor of the covenants of the Issuing Entity contained in the Indenture and in the Notes;

3.	to add to the covenants of the Issuing Entity for the benefit of the Noteholders or to surrender any right or power under the Indenture conferred upon the Issuing Entity;

4.	to convey, transfer, assign, mortgage or pledge any property to or with the Indenture Trustee;

5.
to cure any ambiguity, correct or supplement any provision in the Indenture or in any supplemental indenture that may be defective or inconsistent with any other provision in the Indenture or in any supplemental indenture or make any other provisions with respect to matters or questions arising under the Indenture or in any supplemental indenture that shall not be inconsistent with the provisions of the Indenture; provided that such other provisions shall not adversely affect the interests of the Noteholders, as evidenced by an officer’s certificate of the Issuing Entity;

6.
to evidence and provide for the acceptance of the appointment under the Indenture by a successor trustee with respect to the Notes or to add to or change any of the provisions of the Indenture as shall be necessary to facilitate the administration of the trusts under the Indenture by more than one trustee, pursuant to the requirements set forth therein; or

7.
to modify, eliminate or add to the provisions of the Indenture to such extent as shall be necessary to effect the qualification of such Indenture under the TIA or under any similar federal statute hereafter enacted and to add to the Indenture such other provisions as may be expressly required by the TIA;

The Issuing Entity and the Indenture Trustee may execute a supplemental indenture for the purpose of adding any provisions to, or changing in any manner or eliminating any of the provisions of, the Indenture or for the purpose of modifying in any manner (other than the modifications set forth above, which require the consent of the holder of each outstanding affected Note) the rights of the Noteholders under the Indenture; provided, that:

•	such action will not materially adversely affect the interests of any Noteholder, as evidenced by an officer’s certificate of the Issuing Entity;

•
each Rating Agency rating the Notes or Certificates confirms in writing that such supplemental indenture shall not cause the then-current rating of any class of Notes or the Certificates to be qualified, reduced or withdrawn or, if specified in the Transaction Documents, such Rating Agency has not confirmed in writing that such supplemental indenture shall cause the then-current rating of any class of Notes or the Certificates to be qualified, reduced or withdrawn; and

•	an opinion of counsel as to certain tax matters is delivered.

Indenture Defaults; Rights Upon an Indenture Default.   With respect to the Notes, events of defaults under the Indenture (each, an “Indenture Default”) will consist of the occurrence and continuation of any of the following:

•	a default for five days or more in the payment of interest on the Notes when the same becomes due and payable;

•	a default in the payment of principal of a class of Notes on the related final scheduled payment date as or on the payment date fixed for redemption of the Notes;

•
a default in the observance or performance in any material respect of any covenant or agreement of the Issuing Entity, or any representation or warranty of the Issuing Entity made in the Indenture or in any certificate or writing delivered under the Indenture proves to have been incorrect in any material respect at the time made, and the continuation of that default for a period of 30 days after written notice thereof is given to the Issuing Entity by the Indenture Trustee or to the Issuing Entity and the Indenture Trustee by the holders of not less than 25% of the aggregate principal amount of the Notes; or

•	certain events of bankruptcy, insolvency, receivership or liquidation of the Issuing Entity.

Notwithstanding the foregoing, a delay in or failure of performance referred to under the first bullet point above for a period of 45 days, under the second bullet point above for a period of 60 days or under the third bullet point above for a period of 120 days, will not constitute an Indenture Default if that failure or delay was caused by a force majeure or other similar occurrence.

Noteholders holding at least a majority of the aggregate principal amount of the Notes may waive any past default or Indenture Default prior to the declaration of the acceleration of the maturity of the Notes, except a default in the payment of principal of or interest on any of the Notes, or in respect of any covenant or provision in the Indenture that cannot be modified or amended without unanimous consent of the Noteholders.

If an Indenture Default occurs and is continuing, the Indenture Trustee, at the direction of the holders of a majority of the aggregate principal amount of the Notes, may declare the principal of the Notes to be immediately due and payable. This declaration may be rescinded by the holders of a majority of the aggregate principal amount of the Notes before a judgment or decree for payment of the amount due has been obtained by the Indenture Trustee if:

•
the Issuing Entity has deposited with the indenture trustee an amount sufficient to pay (1) all interest on and principal of the Notes as if the Indenture Default giving rise to that declaration had not occurred and (2) all amounts advanced by the Indenture Trustee and its costs and expenses, and

•	all Indenture Defaults (other than the nonpayment of principal of the Notes that has become due solely due to that acceleration) have been cured or waived.

If the Notes have been declared due and payable following an Indenture Default, the Indenture Trustee may institute proceedings to collect amounts due, exercise remedies as a secured party, including foreclosure or sale of the Trust Estate, or elect to maintain the Trust Estate and continue to apply proceeds from the Trust Estate as if there had been no declaration of acceleration. The Indenture Trustee may not, however, sell the Trust Estate following an Indenture Default (other than the occurrence of an Indenture Default described in the first two bullet points in the definition thereof) unless:

•	100% of the Noteholders consent thereto;

•	the proceeds of that sale are sufficient to pay in full the principal of and the accrued interest on all outstanding Notes, or

•
the Indenture Trustee determines that the Trust Estate would not be sufficient on an ongoing basis to make all required payments of principal and interest on the Notes when due and payable and the Indenture Trustee obtains the consent of holders of at least 66 2/3% of the aggregate principal amount of the outstanding Notes.

The Indenture Trustee may, but is not required to, obtain and rely upon an opinion of an independent accountant or investment banking firm as to the sufficiency of the Trust Estate to pay interest on and principal of the Notes on an ongoing basis. Any sale of the Trust Estate of the Issuing Entity is subject to the requirement that an opinion of counsel be delivered to the effect that such sale will not cause the Vehicle Trust or an interest therein or a portion thereof to be classified as an association, or a publicly traded partnership, taxable as a corporation for federal income tax purposes.

In the event of a sale of the Trust Estate following the occurrence of an Indenture Default under the circumstances described in the prior paragraph, at the direction of the Indenture Trustee, the proceeds of such sale, including any available monies on deposit in any Reserve Fund, will be distributed as described [_________].

Subject to the provisions of the Indenture relating to the duties of the Indenture Trustee, if an Indenture Default occurs and is continuing, the Indenture Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the Noteholders if the Indenture Trustee reasonably believes it will not be adequately indemnified against the costs, expenses and liabilities that might be incurred by it in complying with that request. Subject to such provisions for indemnification and some limitations contained in the Indenture, the holders of at least a majority of the aggregate principal amount of the Notes will have the right to direct the time, method and place of conducting any proceeding or any remedy available to the Indenture Trustee or exercising any trust power conferred on the Indenture Trustee.

No Noteholder will have the right to institute any proceeding with respect to the Indenture unless:

•	that Noteholder previously has given the Indenture Trustee written notice of a continuing Indenture Default,

•
Noteholders holding not less than 25% of the aggregate principal amount of the outstanding Notes, voting together as a single class, have made written request of the Indenture Trustee to institute that proceeding in its own name as Indenture Trustee under the Indenture,

•	the Noteholder has offered the Indenture Trustee indemnity satisfactory to it,

•	the Indenture Trustee has for 60 days failed to institute that proceeding, and

•
no direction inconsistent with that written request has been given to the indenture trustee during that 60 day period by Noteholders holding a majority of the aggregate principal amount of the outstanding Notes.

In addition, the Indenture Trustee and the Noteholders, by accepting the Notes, will covenant that they will not at any time that is prior to one year and one day after the date upon which all obligations and payments under the related transaction documents have been paid in full, institute against the Issuing Entity any bankruptcy, reorganization or other proceeding under any federal or state bankruptcy or similar law.

Any Notes owned by the Depositor, the Servicer or any of their affiliates will be entitled to equal and proportionate benefits under the Transaction Documents, except that such Notes while unpledged will not be considered to be outstanding for the purpose of determining whether the requisite percentage of Noteholders have given any request, demand, authorization, direction, notice, consent or other action under the Indenture.

With respect to the Issuing Entity, neither the Indenture Trustee nor the Owner Trustee in their respective individual capacities, nor any holder of a Certificate, nor any of their respective owners, beneficiaries, agents, officers, directors, employees, successors or assigns will, in the absence of an express agreement to the contrary, be personally liable for the payment of interest on or principal of the Notes or for the agreements of the Issuing Entity contained in the Indenture.

Particular Covenants.  Each Indenture will provide that the Indenture Trustee may not consolidate with or merge into any other entity, or convey or transfer any of its assets, including those included in the assets of the Issuing Entity, unless, among other things,

1.	the entity formed by or surviving the consolidation or merger is organized under the laws of the United States or any state and meets certain requirements set forth in the Indenture; and

2.	the Indenture Trustee provides each Rating Agency rating the Notes with written notice of any such merger or consolidation within 30 days of such consolidation or merger.

The Issuing Entity will not, so long as any Notes are outstanding, among other things,

•
except as expressly permitted by the Indenture, the Transaction Documents or other specified documents, sell, transfer, exchange or otherwise dispose of any of the assets of the Issuing Entity unless directed to do so by the Indenture Trustee;

•
claim any credit on or make any deduction from the principal of and interest payable on the Notes (other than amounts withheld under the Internal Revenue Code of 1986, as amended or applicable state law) or assert any claim against any present or former holder of those notes because of the payment of taxes levied or assessed upon the Issuing Entity;

•	except as expressly permitted by the Transaction Documents, dissolve or liquidate in whole or in part;

•
permit the validity or effectiveness of the Indenture to be impaired or permit any person to be released from any covenants or obligations under the Indenture except as may be expressly permitted by the Indenture;

•
permit any lien or other encumbrance (other than the lien of the Indenture) to be created on or extend to or otherwise arise upon or burden the assets of the Issuing Entity or any part of the Issuing Entity, or any interest in the assets of the Issuing Entity or the proceeds of those assets; or

•	assume, incur or guarantee any indebtedness other than the Notes or as expressly permitted by the Indenture or the Transaction Documents.

The Issuing Entity may not engage in any activities other than financing, acquiring, owning, leasing (subject to the lien of the Indenture), pledging and managing the related SUBI Certificate as contemplated by the Indenture and the other Transaction Documents.

Replacement of the Indenture Trustee.  The Indenture Trustee may resign at any time by so notifying the Issuing Entity, the Servicer and each Rating Agency rating the Notes or Certificates of.  The Issuing Entity may remove the Indenture Trustee if the Indenture Trustee:

•	ceases to be eligible to continue as the Indenture Trustee,

•	is adjudged to be bankrupt or insolvent, or

•	otherwise becomes incapable of acting.

Following that removal, the Issuing Entity may appoint a successor indenture trustee. Any successor indenture trustee must at all times satisfy all applicable requirements of the Trust Indenture Act of 1939 (the “TIA”), and in addition, have a combined capital and surplus of at least $50,000,000 and a long-term debt rating of “A” or better by each Rating Agency rating the Notes or Certificates or be otherwise acceptable to each Rating Agency rating the Notes or Certificates.  Each Rating Agency rating the Notes or Certificates must confirm or not confirm in writing, as applicable, that the appointment of the successor indenture trustee would not cause the then-current rating on any class of related Notes or Certificates to be qualified, reduced or withdrawn.

Upon the resignation or removal of the Indenture Trustee, the Issuing Entity will be required promptly to appoint a successor indenture trustee.

Annual Compliance Statement.  The Issuing Entity will be required to file an annual written statement with the Indenture Trustee certifying the fulfillment of its obligations under the Indenture.

Reports and Documents by Indenture Trustee to Noteholders.  If required by the TIA, the Indenture Trustee will mail to the Noteholders of record a brief report relating to its eligibility and qualification to continue as Indenture Trustee under the Indenture, any amounts advanced by it under the Indenture, the outstanding principal amount, the Note Rate and the note final scheduled payment date in respect of each class of Notes, the indebtedness owing by the Issuing Entity to the Indenture Trustee in its individual capacity, the property and funds physically held by the Indenture Trustee and any action taken by the Indenture Trustee that materially affects the Notes and that has not been previously reported.

The Indenture Trustee will also deliver, at the expense of the Issuing Entity, to each Noteholder such information as may be reasonably requested (and reasonably available to the indenture trustee) to enable such holder to prepare its federal and state income tax returns.

The Indenture Trustee will be required to furnish to any Noteholder promptly upon receipt of a written request by such Noteholder (at the expense of the requesting Noteholder) duplicates or copies of all reports, notices, requests, demands, certificates and any other documents furnished to the Indenture Trustee under the Transaction Documents.

If required by TIA Section 313(a), beginning in the year [______], the Indenture Trustee will be required to mail to each Noteholder as required by TIA Section 313(c) a brief report dated as of such date that complies with TIA Section 313(a).

Under the Servicing Agreement, the Issuing Entity will cause the Servicer to deliver to the Indenture Trustee, the Owner Trustee and each paying agent, if any, on or prior to the related payment date, a report describing distributions to be made to the Noteholders for the related collection period and accrual period. [Make reference to the form of such report]. The Indenture Trustee will make such reports available to the Noteholders pursuant to the terms of the Indenture.

Satisfaction and Discharge of Indenture.  The Indenture will be discharged with respect to the collateral securing the Notes upon the delivery to the indenture trustee for cancellation of all of the Notes or, with some limitations (including receipt of certain opinions with respect to tax matters) upon deposit with the Indenture Trustee of funds sufficient for the payment in full of all of the Notes, including interest, and any fees, expenses and indemnities due and payable to the Owner Trustee or the Indenture Trustee.

The Owner Trustee and the Indenture Trustee

Wilmington Trust, National Association will be the Owner Trustee under the Trust Agreement.  U.S. Bank National Association will be the Indenture Trustee under the Indenture.  The Owner Trustee, the Indenture Trustee and any of their respective affiliates may hold Notes in their own names or as pledgees.

For the purpose of meeting the legal requirements of some jurisdictions, the Depositor and the Owner Trustee, acting jointly, or the Indenture Trustee (or in some instances, the Owner Trustee acting alone), will have the power to appoint co-trustees or separate trustees of all or any part of the assets of the Issuing Entity.  In the event of an appointment of co-trustees or separate trustees, all rights, powers, duties and obligations conferred or imposed upon the Owner Trustee or the Indenture Trustee by the Transaction Documents will be conferred or imposed upon the Owner Trustee or the Indenture Trustee and each of their respective separate trustees or co-trustees jointly, or, in any jurisdiction in which the Owner Trustee or the Indenture Trustee will be incompetent or unqualified to perform specified acts, singly upon that separate trustee or co-trustee who will exercise and perform those rights, powers, duties and obligations solely at the direction of the Owner Trustee or the Indenture Trustee.

The Owner Trustee and the Indenture Trustee may resign at any time, in which event the Depositor or the Issuing Entity, respectively, will be obligated to appoint a successor Owner Trustee or Indenture Trustee, as applicable.  The Depositor or Issuing Entity may also remove the Owner Trustee or the Indenture Trustee, respectively, if either ceases to be eligible to continue as trustee under the Trust Agreement or the Indenture, as the case may be, becomes legally unable to act or becomes insolvent.  In those circumstances, the Depositor or Issuing Entity will be obligated to appoint a successor Owner Trustee or Indenture Trustee, respectively, as applicable.  Any resignation or removal of the Owner Trustee or the Indenture Trustee and appointment of a successor Owner Trustee or Indenture Trustee, as applicable, will not become effective until acceptance of the appointment by the successor.  Any costs associated with the resignation or removal of the Indenture Trustee will be paid by the Servicer, in its capacity as Administrator.

The Servicer, in its capacity as Administrator, will be obligated to pay the fees and expenses of the Owner Trustee and the Indenture Trustee in connection with their duties under the Trust Agreement and Indenture, respectively.  The Owner Trustee will be entitled to indemnification by the Depositor for, and will be held harmless against, any loss, liability, fee, disbursement or expense incurred by the Owner Trustee not resulting from its own willful misconduct, bad faith or gross negligence.  The Indenture Trustee will be entitled to indemnification by the Servicer, in its capacity as Administrator, for, and will be held harmless against, any loss, liability, fee, disbursement or expense incurred by the Indenture Trustee not resulting from its own willful misconduct, bad faith or negligence.

The Vehicle Trustee will be entitled to indemnification by the Servicer for, and will be held harmless against any loss, liability, fee, disbursement or expense incurred by it in connection with its acceptance of the trusts and duties contained in the Vehicle Trust Agreement.

Duties of the Vehicle Trustee, the Owner Trustee and the Indenture Trustee

The Vehicle Trustee will make no representations as to the validity or sufficiency of the 20[__]-[_] SUBI or the SUBI Certificate (other than the execution and authentication of the SUBI Certificate) or of any Specified Lease, Specified Vehicle or related document, will not be responsible for performing any of the duties of the UTI Beneficiary or the Servicer and will not be accountable for the use or application by any owners of beneficial interests in the Vehicle Trust Assets of any funds paid in respect of the Vehicle Trust Assets or the investment of any of such monies before such monies are deposited into the accounts relating to the 20[__]-[_] SUBI, any Other SUBI and the UTI. The Vehicle Trustee will not independently verify the Specified Leases or the Specified Vehicles. The duties of the Vehicle Trustee will generally be limited to the acceptance of assignments of Leases, the creation of the 20[__]-[_] SUBI, Other SUBIs and the UTI and the receipt of the various certificates, reports or other instruments required to be furnished to the Vehicle Trustee under the SUBI Trust Agreement, in which case the Vehicle Trustee will only be required to examine them to determine whether they conform to the requirements of the SUBI Trust Agreement.

The Owner Trustee will make no representations as to the validity or sufficiency of the Trust Agreement, the SUBI Certificate, the Notes or Certificates (other than the authentication of the Certificates) or of any Specified Leases or related documents and is not accountable for the use or application by the Depositor or the Servicer of any funds paid to the Depositor or the Servicer in respect of the Notes, the Certificates or the SUBI Certificate, or the investment of any monies by the Servicer before those monies are deposited into the SUBI Collection Account.  The Owner Trustee will not independently verify the Specified Leases.  The Owner Trustee is required to perform only those duties specifically required of it under the Trust Agreement.  In addition to making distributions to the Certificateholder, those duties generally are limited to the receipt of the various certificates, reports or other instruments required to be furnished to the Owner Trustee under the Trust Agreement, in which case it will only be required to examine them to determine whether they conform to the requirements of the Trust Agreement.

The Owner Trustee will not be required to perform any of the obligations of the Trust under the Trust Agreement or the other Transaction Documents that are required to be performed by:

•	the Servicer under the Servicing Agreement or the SUBI Trust Agreement;

•	the Administrator under the Trust Agreement, the Administration Agreement or the Indenture;

•	the Depositor under the SUBI Certificate Transfer Agreement, the Trust Agreement or the Back-up Security Agreement; or

•	the Indenture Trustee under the Indenture.

In addition, the Owner Trustee will be under no obligation to exercise any of the rights or powers vested in it by the Trust Agreement or to make any investigation of matters arising under the Trust Agreement or to institute, conduct or defend any litigation under the Trust Agreement or in relation thereto or to any other Transaction Document at the request, order or direction of any of the Certificateholders, unless those Certificateholders have offered to the Owner Trustee security or indemnity reasonably satisfactory to the Owner Trustee against the costs, expenses and liabilities that may be incurred by the Owner Trustee in connection with the exercise of those rights.

The Owner Trustee will administer the Trust in the interest of the Certificateholders, subject to the lien of the Indenture and the obligations of the Trust with respect to the Notes, in accordance with the Trust Agreement and the other Transaction Documents.

The Indenture Trustee will make no representations as to the validity or sufficiency of the Indenture, the Notes (other than authentication of the Notes) or of the SUBI Certificate or related documents, and is not accountable for the use or application by the Depositor or the Servicer of any funds paid to the Depositor or the

Servicer in respect of the Notes or the SUBI Certificate, or the investment of any monies by the Servicer before those monies are deposited into the SUBI Collection Account.  The Indenture Trustee will not independently verify the Specified Leases.  If no event of default has occurred, the Indenture Trustee is required to perform only those duties specifically required of it under the Indenture.  In addition to making distributions to the Noteholders, those duties generally are limited to the receipt of the various certificates, reports or other instruments required to be furnished to the Indenture Trustee under the Indenture, in which case it will only be required to examine them to determine whether they conform to the requirements of the Indenture.  The Indenture provides that the Indenture Trustee will not be deemed to have knowledge about any event unless a responsible officer of the Indenture Trustee has actual knowledge of the event or has received written notice of the event.

If required by the TIA, the Indenture Trustee will mail to all Noteholders a brief report relating to its eligibility and qualification to continue as Indenture Trustee under the Indenture.  For additional information regarding such reports, see “The Notes—The Indenture” in this prospectus.

The Indenture Trustee will be under no obligation to exercise any of the rights or powers vested in it by the Indenture or to make any investigation of matters arising under the Indenture or to institute, conduct or defend any litigation under the Indenture or in relation to the Indenture or that litigation at the request, order or direction of any of the Noteholders, unless those Noteholders have offered to the Indenture Trustee security or indemnity satisfactory to it against the costs, expenses and liabilities that may be incurred by the Indenture Trustee, its agents and its counsel in connection with the exercise of those rights.  A Noteholder’s right to institute any proceeding with respect to the Indenture Trustee is conditioned upon the Noteholder providing the Indenture Trustee with written notice of the event of default and the holders of the Notes outstanding evidencing not less than 25% of the aggregate principal amount of the Notes outstanding, voting together as a single class, have made written request upon the Indenture Trustee to institute that proceeding in its own name as the Indenture Trustee under the Indenture, the Indenture Trustee has for 60 days failed to institute that proceeding and no direction inconsistent with such written request has been given to the Indenture Trustee during such 60 day period by Noteholders evidencing a majority of the aggregate principal amount of the Notes outstanding.  No obligation of the Indenture Trustee shall arise unless the Noteholders have offered to the Indenture Trustee indemnity satisfactory to it.

Upon the continuance of an event of default of which a responsible officer of the Indenture Trustee has actual knowledge, the Indenture Trustee will be required to exercise the rights and powers vested in it by the Indenture and use the same degree of care and skill in the exercise thereof as a prudent person would exercise or use under the circumstances in the conduct of that person’s own affairs.

Fees and Expenses

The table below sets forth the fees and expenses payable by the trust on each payment date.

Fee	Amount
Servicing Fee(1)
[___]% per annum of the outstanding Aggregate Securitization Value as of the first day of the Collection Period; provided that in the case of the first Payment Date, the Servicing Fee will be an amount equal to 1/12% of the Aggregate Securitization Value as of [_________].

ARR Service Fee(2)(3)	$[TBD]
ARR Review Fee(2)(3)	$[TBD]
Indenture Trustee Fee(2)(3)	$[_____] per annum
Owner Trustee Fee(2)(3)	$[_____] per annum

(1)                 To be paid before any amounts are distributed to Noteholders.  A portion of the Servicing Fee will be paid to the Administrator as the administrator fee.
(2)                 In the event that such fees are not paid by the Servicer, in its capacity as Administrator, such fees will be paid pursuant to clause (g) under “Payments on the Notes—Priority of Payments—SUBI Collection Account” in this prospectus.  After liquidation of the assets of the Issuing Entity, such fees will be paid before any amounts are distributed to Noteholders.
(3)                 To be paid by the Servicer, in its capacity as Administrator, from the Servicing Fee.

Servicing Procedures

Under the Servicing Agreement, the Servicer will perform on behalf of the Vehicle Trust all of the obligations of BMW FS under the Specified Leases, including, but not limited to, collecting and processing payments, responding to inquiries of user-lessees, investigating delinquencies, sending payment statements, paying costs of the sale or other disposition of Matured Vehicles or Defaulted Vehicles, overseeing the Specified Leases, commencing legal proceedings to enforce the Specified Leases and servicing the Specified Leases, including accounting for collections, furnishing monthly and annual statements to the Vehicle Trustee with respect to distributions and generating federal income tax information. In this regard, the servicer will make reasonable efforts to collect all amounts due on or in respect of the Specified Leases and, in a manner consistent with the Servicing Agreement, will be obligated to service the Specified Leases generally in accordance with the customary and usual procedures of the servicer in respect of automobile leases serviced by it for its own account. See “BMW FS’s Lease Financing Program” in this prospectus.  The servicer has discretion in servicing the Specified Leases and the related Specified Vehicles, including the ability to grant payment extensions and to determine the timing and method of collection and liquidation procedures.

The Servicing Agreement will require the servicer to obtain all licenses and make all filings required to be held or filed by the Vehicle Trust in connection with the ownership of the Specified Leases and the Specified Vehicles and take all necessary steps to maintain evidence of the Vehicle Trust’s ownership on the certificates of title to the Specified Vehicles.

The Servicer will be responsible for filing all periodic sales and use tax or property (real or personal) tax reports, periodic renewals of licenses and permits, periodic renewals of qualifications to act as a statutory trust and other periodic regulatory filings, registrations or approvals arising with respect to or required of the Vehicle Trustee or the Vehicle Trust.

The Servicing Agreement will provide that, in accordance with its customary servicing practices, the servicer may, in its discretion, modify or extend the term of a Specified Lease.  If any extension of a Maturity Date exceeds six months, the Servicer will be required to repurchase the Specified Lease by making a Reallocation Payment. The servicer will also be required to make a Reallocation Payment for any extension that causes such Specified Lease to mature later than the final scheduled maturity date for the latest maturing class of Notes or the Certificates.

In addition, the Servicing Agreement will require the Servicer to notify as soon as practicable the Depositor (in the event that BMW FS is not acting as the servicer) the indenture trustee and the Vehicle Trustee of all liens or claims of any kind of a third party that would materially and adversely affect the interests of, among others, the Depositor or the Vehicle Trust in any Specified Lease or Specified Vehicle.

Custody of Lease Documents and Certificates of Title

To reduce administrative costs and ensure uniform quality in the servicing of the Leases and BMW FS’s own portfolio of leases, the Vehicle Trust will appoint the servicer as its agent, bailee and custodian of the Leases (or, if applicable, as the party that maintains control of any electronic chattel paper), the certificates of title relating to the Leased Vehicles, the insurance policies and insurance records and other documents related to the Leases and the related user-lessees and Leased Vehicles. Such documents will not be physically segregated from other leases, certificates of title, insurance policies and insurance records or other documents related to other leases and vehicles owned or serviced by the servicer, including Leases and Leased Vehicles which are not part of the related SUBI Assets. The accounting records and computer systems of BMW FS will reflect the allocation of certain Specified Leases and Specified Vehicles to certain SUBIs, and the interest of the holders of the SUBI Certificates therein. UCC financing statements reflecting certain interests in such Specified Leases will be filed as described under “Certain Legal Aspects of the Leases and the Leased Vehicles—Back-up Security Interests”.

Insurance on the Leased Vehicles

Each Lease will indicate that the related user-lessee will be required to provide during the related Lease Term a comprehensive liability, public liability, property damage liability and collision liability insurance policy covering the actual cash value of the related Leased Vehicle and naming BMW FS or the lessor as loss payee and as additional insured, as described herein under “BMW FS’s Lease Financing Program—Physical Damage and Liability Insurance; Additional Insurance Provisions.” Because user-lessees may choose their own insurers to provide the required coverage, the actual terms and conditions of their policies may vary. If a user-lessee fails to obtain or maintain the required insurance, the related Lease will be in default and the servicer may either obtain insurance on behalf of, and at the expense of, the user-lessee or deem the related Lease in default. In that event, it is the practice of the servicer to repossess the related Leased Vehicle. BMW FS does not “force place” insurance.

BMW FS does not require user-lessees to carry credit disability, credit life or credit health insurance or other similar insurance coverage that provides for payments to be made on Leases on behalf of the user-lessees in the event of disability or death. To the extent that this type of insurance coverage is obtained on behalf of a user-lessee, payments received in respect of the coverage may be applied to payments on the related Lease only to the extent that the user-lessee’s beneficiary chooses to do so.

In the event that a user-lessee fails to maintain any required insurance and this failure results in a shortfall in amounts to be distributed to the related noteholders which is not covered by amounts on deposit in the related Reserve Fund or by subordination of payments on the Certificates to the extent described in this prospectus, the related Securityholders could suffer a loss on their investment.

Statements to Trustees and the Trust

On a date on or prior to each payment date, the Servicer will provide to the Indenture Trustee and the Owner Trustee a statement setting forth with respect to the Notes substantially the same information that is required to be provided in the periodic reports made available to Noteholders described under “—Statements to Noteholders” below.

Statements to Noteholders

On or prior to each payment date, the Servicer will prepare and provide to the Indenture Trustee a statement to be made available to the Noteholders on that payment date.  In addition, on or prior to each payment date, the Servicer will prepare and provide to the Owner Trustee a statement to be made available to the certificateholders.  Each statement to be delivered to Securityholders will include (to the extent applicable) the following information as to the Notes and as to the Certificates with respect to that payment date:

(f)	the amount of collections allocable to the SUBI Certificate for that collection period;

(g)	the amount being distributed to the Noteholders (the “Note Distribution Amount”);

(h)	the amount of interest accrued with respect to each class of Notes and Certificates;

(i)
the amount of the Note Distribution Amount allocable to interest on and principal of each class of the  Notes and the Certificate Distribution Amount for each class of Notes and Certificates, respectively;

(j)	the amount of available funds for that collection period;

(k)	the amount of Sales Proceeds Advances and Monthly Payment Advances included in available funds;

(l)
the amount, if any, by which the net proceeds from the sale of Specified Vehicles during such collection period are less than the aggregate ALG Residual Values of the Specified Leases (“Residual Value Losses”);

(m)
the applicable reserve fund draw amount, if any, the balance on deposit in the Reserve Fund on that payment date after giving effect to withdrawals therefrom and deposits thereto in respect of that payment date and the change in that balance from the immediately preceding payment date;

(n)	the aggregate outstanding principal amount of the Notes and the Certificates after all distributions have been made;

(o)
the Note Factor for each class of Notes after giving effect to the distribution of the Note Distribution Amount and the Certificate Factor for the Certificates after giving effect to the distribution of the Certificate Distribution Amount;

(p)	the related payment date advance reimbursement;

(q)	the related turn-in rates and the ALG Residual Value realization rates for the Specified Leases and Specified Vehicles for the related collection period; and

(r)	the Servicing Fee.

Each amount set forth pursuant to clauses (b), (d), (i) and (k) above will be expressed in the aggregate and as a dollar amount per $1,000 of original principal amount of a Note or Certificate, as applicable. Copies of the statements may be obtained by Securityholders by a request in writing addressed to the Indenture Trustee. In addition, within the prescribed period of time for tax reporting purposes after the end of each calendar year, the Indenture Trustee will mail to each person who at any time during that calendar year was a Noteholder and who so requests in writing a statement containing that information as is reasonably necessary to permit such Noteholder to prepare its state and federal income taxes.

In addition, the Indenture Trustee will furnish the Noteholders of record during each calendar year such information as may be reasonably requested in writing (and reasonably available to the Indenture Trustee) to enable such holder to prepare its federal and state income tax returns.

The Indenture Trustee will make the foregoing statements available to the Noteholders each month via its Internet website, which is presently located at [___________].

Evidence as to Compliance

The Servicing Agreement will provide that the Servicer will be required to furnish to the Issuing Entity and the Administrator an annual servicer report detailing the servicer’s assessment of its compliance with the servicing criteria set forth in the relevant SEC regulations for asset-backed securities transactions as of and for the period ending the end of each fiscal year of the Issuing Entity (or in the case of the first report, from the related closing date). The Servicer’s assessment report will also identify any material instance of noncompliance.

The Servicing Agreement will provide that a firm of independent public accountants will furnish to the Issuing Entity and the Administrator annually a statement as to compliance in all material respects by the servicer during the preceding twelve months (or, in the case of the first statement, from the applicable closing date, which may be longer or shorter than twelve months) with specified standards relating to the servicing of the applicable Specified Leases and related Specified Vehicles.

The Servicing Agreement will also provide for delivery to the Owner Trustee, Indenture Trustee and Rating Agencies, substantially simultaneously with the delivery of those accountants’ statement referred to above, of a certificate signed by an officer of the servicer stating that the servicer has fulfilled its obligations under the Servicing Agreement throughout the preceding twelve months (or, in the case of the first certificate, from the closing date) in all material respects or, if there has been a default in the fulfillment of any obligation, describing each default.  The servicer has agreed to give each indenture trustee notice of specified Servicer Defaults under the Servicing Agreement.

Copies of the statements and certificates may be obtained by noteholders by a request in writing addressed to the Indenture Trustee.

Certain Matters Regarding the Servicer

The Servicing Agreement shall provide that the Servicer may not resign from its obligations and duties under such Servicing Agreement unless it determines that its duties thereunder are no longer permissible by reason of a change in applicable law or regulations. No such resignation will become effective until a successor servicer acceptable to the Indenture Trustee (acting at the direction of a majority of the Noteholders) has assumed the Servicer’s obligations under the Servicing Agreement.

Under the circumstances specified in the Servicing Agreement, any entity into which the servicer may be merged or consolidated, or any entity resulting from any merger or consolidation to which the Servicer is a party, or any entity succeeding to all or substantially all of the business of the servicer will be the successor of the Servicer under the Servicing Agreement.

In addition, the Servicer will indemnify the vehicle trustee and its agents for any loss, claim, damage or expense that may be incurred by it as a result of any act or omission by the Servicer in connection with the performance of its duties under the Servicing Agreement but only to the extent such liability arose out of the Servicer’s negligence, willful misconduct, bad faith or recklessness.

Servicer Defaults

The occurrence and continuation of a Servicer Default under the Servicing Agreement with respect to the 20[__]-[_] SUBI will be a Servicer Default only with respect to the 20[__]-[_] SUBI and will not be a Servicer Default with respect to the UTI or any Other SUBI.

Upon the occurrence of any Servicer Default, the sole remedy available to the holders of the UTI, the 20[__]-[_] SUBI and any Other SUBIs will be to remove the Servicer and appoint a successor Servicer. However, if the commencement of a bankruptcy or similar case or proceeding were the only default, the Servicer or its trustee-in-bankruptcy might have the power to prevent that removal. See “—Removal of Servicer” below.

A “Servicer Default” under the Servicing Agreement will consist of the following:

(a)
any failure by the Servicer to deliver to (1) the Vehicle Trustee for distribution to holders of interests in the UTI, the related SUBI or any Other SUBI, (2) the Indenture Trustee for distribution to the  noteholders or (3) the Owner Trustee for distribution to the Certificateholders, any required payment, which failure continues unremedied for five business days after discovery thereof by an officer of the servicer or receipt by the servicer of notice thereof from the Indenture Trustee, the Owner Trustee or the Noteholders evidencing not less than a majority of the aggregate principal amount of the Notes, voting together as a single class;

(b)
any failure by the servicer to duly observe or perform in any material respect any other of its covenants or agreements in the Servicing Agreement, which failure materially and adversely affects the rights of holders of interests in the related SUBI or the related Noteholders or Certificateholders, and which continues unremedied for 90 days after written notice thereof is given as described in clause (a) above;

(c)
any representation, warranty or statement of the Servicer made in the Servicing Agreement, any other Transaction Document to which the Servicer is a party or by which it is bound or any certificate, report or other writing delivered pursuant to the Servicing Agreement shall prove to be incorrect in any material respect when made, which failure materially and adversely affects the rights of holders of interests in the SUBI or the Noteholders or the Certificateholders and which failure continues unremedied for 90 days after written notice thereof is given as described in clause (a) above;

(d)	the entry of a decree or order for relief by a court or regulatory authority having jurisdiction over the servicer in an involuntary case under the federal bankruptcy laws, or another present or future federal or state bankruptcy, insolvency or similar law, appointing a receiver, liquidator, assignee, trustee, custodian sequestrator or other similar official of the servicer or of any substantial part of its property, the ordering the winding up or liquidation of the affairs of the servicer and the continuance of any such decree or order unstayed and in effect for a period of 90 consecutive days; or

(e)
the commencement by the servicer of a voluntary case under the federal bankruptcy laws, or any other present or future or state bankruptcy, insolvency or similar law, or the consent by the Servicer to the appointment of or taking possession by a receiver, liquidator, assignee, trustee, custodian, sequestrator or other similar official of the servicer or of any substantial part of its property or the making by the Servicer of an assignment for the benefit of creditors or the failure by the servicer generally to pay its debts as such debts become due or the taking of corporate action by the Servicer in furtherance of any of the foregoing;

provided, however, that the occurrence of any event set forth in clauses (a) through (e) with respect to the SUBI will be an Servicer Default only with respect to the SUBI and will not be a Servicer Default with respect to the UTI or any Other SUBI.

Notwithstanding the foregoing, a delay in or failure of performance referred to under clause (c) for a period of 120 days, under clause (a) for a period of 45 days or under clause (d) for a period of 60 days, will not constitute a Servicer Default if that failure or delay was caused by force majeure. Upon the occurrence of any such event, the Servicer will not be relieved from using all commercially reasonable efforts to perform its obligations in a timely manner in accordance with the terms of the Servicing Agreement, and the servicer will provide to the Indenture Trustee, the Vehicle Trustee, the Depositor and the Securityholders prompt notice of such failure or delay by it, together with a description of its efforts to so perform its obligations.

Rights Upon Servicer Default

The Servicing Agreement will provide that upon the occurrence of a Servicer Default, the Vehicle Trustee shall, to the extent such Servicer Default relates to the related SUBI Assets, upon the written direction of the holder and pledgee of the SUBI Certificate, waive any default by the servicer in the performance of its obligations under the Servicing Agreement or terminate all of the rights and obligations of the servicer under the Servicing Agreement with respect to the related SUBI Assets. For purposes of the immediately preceding sentence, the holder and pledgee of the SUBI Certificate will be the Indenture Trustee acting at the direction of the Noteholders holding not less than 66 2/3% of the aggregate principal amount of the Notes.  Upon any such waiver of a past default, such Servicer Default shall cease to exist and shall be deemed to have been remedied. If the Servicer is terminated, the Vehicle Trustee will effect that termination by delivering notice thereof to the Servicer, with a copy to each Rating Agency rating the Notes or any other securities based on any Other SUBIs affected by that Servicer Default.

Upon the termination of the servicer with respect to the related SUBI Assets, the servicer subject to that termination will continue to perform its functions as servicer, until the date on which the Vehicle Trustee shall have appointed a successor servicer under the Servicing Agreement.  Further, in such event, the servicer shall use its commercially reasonable efforts to effect the orderly and efficient transfer of the servicing of the affected Leases to the successor servicer and as promptly as practicable, the servicer shall provide to the successor servicer a current computer tape containing all information regarding the related Leases required for the proper servicing of the affected Leases, together with documentation containing any and all information necessary for use of the tape.

In the event of a termination of the servicer as a result of a Servicer Default with respect to the related SUBI Assets only, the Vehicle Trustee, acting at the direction of the holder and pledgee of the SUBI Certificate (which holder for this purpose will be the Indenture Trustee, acting at the direction of the Noteholders holding not less than 66 2/3% of the aggregate principal amount of the outstanding Notes) will appoint a successor servicer. The Vehicle Trustee will have the right to approve that successor servicer, and that approval may not be unreasonably withheld.

Upon appointment of a successor servicer, the successor servicer will assume all of the rights and obligations of the servicer under the Servicing Agreement; provided, however, that no successor servicer will have any responsibilities with respect to making Advances. If a bankruptcy trustee or similar official has been appointed for the servicer, that trustee or official may have the power to prevent the indenture trustee, the owner trustee, the noteholders or the Certificateholders from effecting that transfer of servicing. The predecessor servicer will have the right to be reimbursed for any outstanding Advances made with respect to the SUBI Assets to the extent funds are available therefor in respect of the Advances made.

Removal of Servicer

The Vehicle Trustee may, and at the direction of the holder of the SUBI Certificate (which shall be the Indenture Trustee, acting at the direction of Noteholders evidencing not less than 66-2/3% of the aggregate principal amount of the Notes outstanding) shall, terminate the rights and obligations of the Servicer under the Servicing Agreement with respect to the SUBI Assets upon the occurrence and continuance of a Servicer Default and will appoint a successor Servicer.  The Vehicle Trustee will have the right to approve that successor Servicer, and that approval may not be unreasonably withheld.

Under those circumstances, authority and power shall, without further action, pass to and be vested in the successor Servicer appointed by the Vehicle Trustee under the Servicing Agreement.  The successor Servicer will succeed to all the responsibilities, duties and liabilities of the Servicer in its capacity under the Servicing Agreement.  Notwithstanding termination under this section, the Servicer shall be entitled to payment of amounts payable to it, for services rendered prior to termination.  For additional information regarding the removal of the Servicer during the occurrence or continuation of a Servicer Default, see “—Rights Upon Servicer Default” above.

The Vehicle Trustee will effect that termination by delivering notice thereof to the Servicer, with a copy made available to each Rating Agency and any rating agency rating any securities based on any Other SUBIs affected by that Servicer Default.  Upon the termination of the Servicer with respect to the SUBI Assets, the Servicer subject to that termination or removal will continue to perform its functions as Servicer until the date on which a successor servicer shall have been appointed under the Servicing Agreement.  The Servicer will promptly reimburse the Issuing Entity and the Administrator for all reasonable expenses incurred by such entity in connection with the transfer of servicing of the Specified Leases.

Upon appointment of a successor Servicer, the successor Servicer will assume all of the rights and obligations of the Servicer under the Servicing Agreement; provided, however, that no successor Servicer will have any responsibilities with respect to making Advances. If a bankruptcy trustee or similar official has been appointed for the Servicer, that trustee or official may have the power to prevent the Indenture Trustee, the Owner Trustee, the Noteholders or the Certificateholders from effecting that transfer of servicing. The predecessor Servicer will have the right to be reimbursed for any outstanding Advances made with respect to the SUBI Assets to the extent funds are available therefor in respect of the Advances made.

Insolvency Event

The Issuing Entity is structured, and each Transaction Document contains non-petition clauses, whereunder all applicable parties covenant not to institute any bankruptcy or insolvency proceedings (or take any related actions) against either the Issuing Entity or the Depositor for a period of one year and one day after payment in full of any obligations relating to the Notes or any of the Transaction Documents.

Administration Agreement

The Administrator will enter into an Administration Agreement with the Issuing Entity, the Depositor and the Indenture Trustee.  Under the Administration Agreement, the Administrator will agree to perform all the duties of the Issuing Entity and the owner trustee under the Transaction Documents to which the Issuing Entity is a party.  The Administrator will monitor the performance of the Issuing Entity and shall notify the Owner Trustee when action is necessary to comply with the respective duties of the Issuing Entity and the Owner Trustee under such agreements. The Administrator shall prepare for execution by the Issuing Entity or the Owner Trustee, or shall cause the preparation by other appropriate persons of, all such documents, reports, notices, filings, instruments, certificates and opinions that it shall be the duty of the Issuing Entity or the Owner Trustee to prepare, file or deliver.

In addition, the Administrator shall take (or cause to be taken) all appropriate action that the Issuing Entity or the Owner Trustee is required to take pursuant to the Indenture including, among other things:

•	the preparation of or obtaining of the documents and instruments required for execution and authentication of the Notes and delivery of the same to the Indenture Trustee;

•	the preparation of definitive securities in accordance with the instructions of the applicable clearing agency;

•	the preparation, obtaining or filing of the instruments, opinions and certificates and other documents required for the release of property from the lien of the Indenture;

•	the maintenance of an office in the city of New York, for registration of transfer or exchange of the Notes;

•	the duty to cause newly appointed paying agents, if any, to deliver to the Indenture Trustee the instrument specified in the Indenture regarding funds held in trust;

•	the direction to the Indenture Trustee to deposit monies with paying agents, if any, other than the indenture trustee;

•	the obtaining and preservation of the Issuing Entity’s qualifications to do business in each state where such qualification is required,

•
the preparation of all supplements and amendments to the Indenture and all financing statements, continuation statements, instruments of further assurance and other instruments and the taking of such other action as are necessary or advisable to protect the Trust Estate;

•
the delivery of the opinion of counsel on the closing date and the annual delivery of opinions of counsel as to the Trust Estate, and the annual delivery of the officer’s certificate and certain other statements as to compliance with the Indenture;

•
the notification of the Indenture Trustee and the Rating Agencies of each Servicer Default and, if such Servicer Default arises from the failure of the Servicer to perform any of its duties or obligations under the Servicing Agreement with respect to the related SUBI Assets, the taking of all reasonable steps available to remedy such failure;

•	the notification of the Indenture Trustee and the Rating Agencies of each Indenture Default under the Indenture;

•
the monitoring of the Issuing Entity’s obligations as to the satisfaction and discharge of the Indenture and the preparation of an officer’s certificate and the obtaining of the opinion of counsel and the independent certificate relating thereto;

•	the compliance with the Indenture with respect to the sale of the Trust Estate in a commercially reasonable manner if an Indenture Default shall have occurred and be continuing;

•	the preparation of all required documents and delivery notice to Noteholders of the removal of the Indenture Trustee and the appointment of a successor indenture trustee;

•
the preparation and delivery to the Indenture Trustee for delivery to each Noteholder and Certificateholder such information as may be required to enable such holder to prepare its federal and state income or franchise tax returns;

•
the preparation and, after execution by the Issuing Entity, the filing with the SEC, any applicable state agencies and the indenture trustee of documents required to be filed on a periodic basis with, and summaries thereof as may be required by rules and regulations prescribed by, the SEC and any applicable state agencies and the transmission of such summaries, as necessary, to the Noteholders);

•	the opening of one or more accounts in the Issuing Entity’s name and the taking of all other actions necessary with respect to investment and reinvestment of funds in the accounts;

•
the preparation of issuer requests, the obtaining of opinions of counsel, if necessary, and the certification to the Indenture Trustee with respect to the execution of supplemental indentures and the mailing to the Noteholders of notices with respect to such supplemental indentures;

•	the duty to notify Noteholders and the Rating Agencies of redemption of the Notes or to cause the Indenture Trustee to provide such notification pursuant to an optional purchase by the Servicer; and

•
the preparation and delivery of all officer’s certificates, opinions of counsel and independent certificates with respect to any requests by the Issuing Entity to the Indenture Trustee to take any action under the Indenture.

To the extent any notice must be delivered to the Rating Agencies by the Issuing Entity, the Owner Trustee, the Vehicle Trustee or the Indenture Trustee, under the terms of the Administration Agreement, such notice will be delivered to the Administrator and the Administrator will deliver such notice to the Rating Agencies.

In addition, it will be the obligation of the Administrator to:

•	pay the trustee fees for the Issuing Entity;

•
reimburse each of the Owner Trustee and the Indenture Trustee for their respective expenses, disbursements and advances incurred by each such trustee in accordance with the Indenture or Trust Agreement, as applicable, (other than overhead charges) except any such expense, disbursement or advance as may be attributable to its willful misconduct, negligence (or gross negligence, in the case of the owner trustee) or bad faith; and

•
indemnify each of the Owner Trustee and the Indenture Trustee and their respective agents for, and hold them harmless against, any loss, liability or expense incurred without negligence (or gross negligence, in the case of the owner trustee), willful misconduct or bad faith on their part, arising out of or in connection with the acceptance or administration of the transactions contemplated by the applicable agreements, including the reasonable costs and expenses of defending themselves against any claim or liability in connection with the exercise or performance of any of their powers or duties thereunder.

As compensation for the performance of the Administrator’s obligations under the applicable Administration Agreement and as reimbursement for its expenses related thereto, the Administrator will be entitled to an administration fee in an amount that will be set forth in this prospectus, which fee may be paid by the servicer out of the Servicing Fee.

Amendment

Each of the Transaction Documents may be amended by the parties to that Transaction Document, without the consent of the Noteholders, the Certificateholders, the holders of the SUBI Certificate, the UTI Certificateholder or the holder of any Other SUBI Certificates, as the case may be, provided, that any such action will not, in the good faith judgment of the parties thereto, materially and adversely affect the interest of any of such holders; provided, however, that the amendment shall be deemed not to materially and adversely affect the interests of any Securityholder if the Rating Agencies have not confirmed in writing that such amendment will result in the withdrawal, qualification or reduction of the then current ratings of the Notes.  The Indenture Trustee will be the holder of the SUBI Certificate for purposes of determining whether any proposed amendment to the SUBI Trust Agreement, the Servicing Agreement or the Trust Agreement will materially adversely affect the interests of the holders of the SUBI Certificate.  For a further discussion, see “The Notes—The Indenture—Modification of Indenture” in this prospectus.

The SUBI Trust Agreement and the Servicing Agreement will provide that, to the extent that any such amendment also materially affects the UTI, any Other SUBI, the SUBI Certificate or the related SUBI Assets, such amendment will require the consent of the majority of the holders affected thereby. Notwithstanding the foregoing, the SUBI Trust Agreement may be amended at any time by the parties thereto to the extent reasonably necessary to assure that the Vehicle Trust will not be classified as an association, or a publicly traded partnership, taxable as a corporation for federal income tax purposes. An opinion of counsel as to certain tax matters is required with respect to any amendment to the SUBI Trust Agreement or the Servicing Agreement.

Notes Owned by the Issuing Entity, the Depositor, the Servicer and their Affiliates

In general, except as otherwise described in this prospectus and the Transaction Documents, any Notes owned by the Issuing Entity, the Depositor, the Servicer (so long as BMW FS or one of its affiliates is the servicer) or any of their respective affiliates will be entitled to benefits under the Transaction Documents equally and proportionately to the benefits afforded other owners of the Notes. See “Formation of the Issuing Entities,” “The Transaction Documents—Servicer Defaults” and “—Amendment” in this prospectus.

[THE [SWAP][CAP] AGREEMENT

On the Closing Date, the issuing entity will enter into an interest rate [swap][cap] agreement (the “[Swap][Cap] Agreement”) with [__________], an eligible [swap][cap] counterparty (the “[Swap][Cap] Counterparty”), to hedge the [basis] risk that results from [the payment of a One-Month LIBOR-based floating rate of interest on the Class A-2b Notes][LIBOR fluctuations].

The [Swap][Cap] Agreement will be documented under a 2002 ISDA Master Agreement (Multicurrency-Cross Border) modified to reflect the terms of the Notes, the Indenture and the Trust Agreement.

Under the [Swap][Cap] Agreement, the [Swap][Cap] Counterparty will make the payments described below to the Administrator on behalf of the Issuing Entity, on or before the [____] Business Day preceding each Payment Date while the [Swap][Cap] Agreement is still in effect.

Under the [Swap][Cap] Agreement, the [Swap][Cap] Counterparty will pay to the Issuing Entity an amount equal to the product of:

•
[the excess, if any, of] a One-Month LIBOR-based floating rate of interest (provided that One-Month LIBOR for the first Payment Date will be determined using the same formula that applies to the Class A-2b Notes) [over [____]%],

•	the outstanding principal balance of the Class A-2b Notes immediately following the preceding Payment Date (or with respect to the first Payment Date, the Closing Date); and

•	a fraction, the numerator of which is the actual number of days elapsed in the related accrual period and the denominator of which is 360.

All amounts received from the [Swap][Cap] Counterparty will be deposited into the Collection Account and will become part of Available Collections on the next distribution date.

[In exchange for the Swap Counterparty’s payments under the Swap Agreement, the Issuing Entity will pay to the Swap Counterparty from Available Collections and, if necessary, the Reserve Fund, on or before each Payment Date while the Swap Agreement is still in effect, prior to interest payments on the Notes, an amount equal to the product of:

•	a fixed rate of interest with respect to the Class A-2b Notes;

•	the outstanding Principal Balance of the Class A-2b Notes immediately following the preceding Payment Date (or with respect to the first Payment Date, the Closing Date); and

•	a fraction, the numerator of which is 30 and the denominator of which is 360]

[In exchange for the Cap Counterparty’s payments under the Cap Agreement, the Issuing Entity will pay to the Cap Counterparty an upfront payment on the Closing Date (or, if the Issuing Entity enters into a replacement Cap Agreement during the transaction, prior to interest on the Notes).]

[The payment obligations of the Issuing Entity and the Swap Counterparty under the Swap Agreement will be netted.]

[Termination Date

The Swap Agreement will terminate on the earliest to occur of: (i) the distribution date on which the outstanding Principal Balance of Class A-2b Notes is reduced to zero; or (ii) the maturity date of the Class A-2b Notes (the “Swap Termination”).  The Swap Agreement may terminate earlier than that date if an Event of Default or a termination event under the Swap Agreement occurs.]

Modifications and Amendment of the [Swap][Cap] Agreement

The Trust Agreement and the Indenture will contain provisions permitting the Indenture Trustee to enter into amendments to the [Swap][Cap] Agreement to cure any ambiguity in, or correct or supplement any provision of the [Swap][Cap] Agreement, so long as the Administrator determines that the amendment will not adversely affect the interest of the Noteholders whose written consent has not been obtained.

Default Under the Swap Agreement

Events of default under the [Swap][Cap] Agreement are limited to:

•	the failure of [the Issuing Entity or] the [Swap][Cap] Counterparty to pay or deliver any amount when due under the [Swap][Cap] Agreement after giving effect to the applicable grace period;

•	the occurrence of certain events of bankruptcy and insolvency;

•
an acceleration of the principal of the Notes following an Event of Default (other than an Event of Default relating to a breach of any covenant or a violation of any representation or warranty) which acceleration has become non-rescindable and non-waivable;

•
an acceleration of the principal of the Notes following an Event of Default for a breach of any covenant or a violation of any representation or warranty which acceleration has become non-rescindable and non-waivable, and pursuant to which the Indenture Trustee has liquidated the Specified Leases; and

•
the following other standard events of default under the 1992 ISDA Master Agreement, as modified by the terms of the [Swap][Cap] Agreement: “Breach of Agreement” (not applicable to the Issuing Entity), “Credit Support Default” (not applicable to the Issuing Entity), “Misrepresentation” (not applicable to the Issuing Entity), “Default Under Specified Transaction” (not applicable to the Issuing Entity), “Cross-Default” (not applicable to the Issuing Entity) and “Merger Without Assumption” (not applicable to the Issuing Entity), as described in Sections 5(a)(ii), 5(a)(iii), 5(a)(iv), 5(a)(v), 5(a)(vi) and 5(a)(viii), respectively, of the 1992 ISDA Master Agreement.

Termination Events

The [Swap][Cap] Agreement will contain usual and customary termination events, as well as additional termination events.  The additional termination events include (i) the failure of the [Swap][Cap] Counterparty to comply with certain requirements associated with the downgrade of its credit ratings and (ii) the occurrence of certain other events, in each case as specified in the [Swap][Cap] Agreement.

Early Termination of the [Swap][Cap] Agreement

Upon the occurrence of any event of default under the [Swap][Cap] Agreement or a termination event, the non-defaulting party or the non-affected party, as the case may be, will have the right to designate an early termination date.  The Issuing Entity may not designate an early termination date without the consent of the Administrator.

Upon any early termination of the [Swap][Cap] Agreement, [either the Issuing Entity or] the [Swap][Cap] Counterparty[, as the case may be,] may be liable to make a termination payment to the [other, regardless of which party has caused that termination][Issuing Entity].  The amount of that termination payment will be based on the value of the [swap][cap] transaction as computed in accordance with the procedures in the [Swap][Cap] Agreement.  [In the event that the Issuing Entity is required to make a termination payment following an event of default or termination event under the Swap Agreement, the payment will be payable pari passu with the Class A Noteholders’ interest distribution amount unless (i) an event of default under the Swap Agreement occurs with respect to which the Swap Counterparty is the defaulting party or (ii) a termination event (other than “Illegality” or a “Tax Event”, as described in Sections 5(b)(i) and 5(b)(ii), respectively, of the 1992 ISDA Master Agreement) or additional termination event occurs with respect to which the Swap Counterparty is the sole affected party, in which case such payment will be payable after the payment of certain additional amounts on the related distribution date, as described under “Payments on the Notes—Priority of Payments.”  However, in the event that a termination payment is owed to the Swap Counterparty following any other event of default by the Issuing Entity under the Swap Agreement, any swap default resulting from a default of the Swap Counterparty or a termination event under the Swap Agreement, the termination payment will be subordinate to the right of the Noteholders to receive full payment of principal of and interest on the Notes on that Payment Date[, to the replenishment of the Reserve Fund to the Reserve Fund Requirement Balance] and to any unpaid fees and expenses of the Indenture Trustee.]

Upon termination of the [Swap][Cap] Agreement, the Administrator, on behalf of the Issuing Entity will attempt to enter into a replacement [Swap][Cap] Agreement on substantially the same terms as the original [Swap][Cap] Agreement.  However, no assurance can be given that this will be possible under then-existing economic or market conditions or that the Issuing Entity will have sufficient funds available for this purpose.]

i.	[Swap/Cap Counterparty(ies)]

[Note: A description of general character of swap/cap counterparty's business and, depending on the applicable Significance Percentage, any required financial disclosure will be included as applicable and as supplied by the swap/cap counterparty.]  [_____, a _____ [corporation] [limited liability company] [and _____, a _____ [corporation] [limited liability company]] will be the swap [counterparty] [counterparties].]

Certain Legal Aspects of the Vehicle Trust and the SUBI

The Vehicle Trust

General.  The Vehicle Trust is a statutory trust under Delaware law. In a statutory trust, the trust property is managed for the profit of the beneficiaries, as opposed to a common law “asset preservation” trust, where the trustee is charged with the mere maintenance of trust property. The principal requirement for the formation of a statutory trust in Delaware is the execution of a trust agreement and the filing of a Certificate of Trust with the Secretary of State of the State of Delaware. The Vehicle Trust has been so formed. The Vehicle Trust has also made trust filings or obtained certificates of authority to transact business in some states where, in the judgment of the servicer, such action may be required.

Because the Vehicle Trust is a statutory trust for Delaware and other state law purposes, it, like a corporation, may be eligible to be a debtor in its own right under the United States Bankruptcy Code (the “Bankruptcy Code”), as further described under “—Insolvency-Related Matters”. To the extent that the Vehicle Trust may be eligible for relief under the Bankruptcy Code or similar applicable state laws (the “Insolvency Laws”), the Vehicle Trustee is not authorized to commence a case or proceeding thereunder. Each of the Vehicle Trustee, the UTI Beneficiary and the holders from time to time of the UTI, the related SUBI and any Other SUBI have agreed not to institute a case or proceeding against the Vehicle Trust under any Insolvency Law for a period of one year and one day after payment in full of all distributions to holders of the UTI, the related SUBI and any Other SUBI under the Vehicle Trust Agreement. See “Description of the Transaction Documents—Insolvency Event” in this prospectus.

Notwithstanding the foregoing, claims against Vehicle Trust Assets could have priority over the beneficial interest in those assets represented by the applicable SUBI. Additionally, claims of a third party against the Vehicle Trust Assets, including the related SUBI Assets, to the extent such claims are not covered by insurance, would take priority over the holders of beneficial interests in the Vehicle Trust, such as the Indenture Trustee.

Structural Considerations. Unlike many structured financings in which the holders of the related securities have a direct ownership interest or a perfected security interest in the underlying assets being securitized, the Issuing Entity will not directly own the related SUBI Assets. Instead, the Vehicle Trust will own the Vehicle Trust Assets, including the related SUBI Assets, and the Vehicle Trust will take actions with respect thereto in the name of the Vehicle Trust on behalf of and as directed by the beneficiaries of the Vehicle Trust (i.e., the holders of the UTI Certificate, the SUBI Certificate and all Other SUBI Certificates). The primary asset of the Issuing Entity will be the SUBI Certificate evidencing a 100% beneficial interest in the SUBI Assets, and the Owner Trustee will take action with respect thereto in the name of the Issuing Entity and on behalf of the Securityholders and the Depositor. Beneficial interests in the related Specified Leases and the related Specified Vehicles represented by the SUBI Certificate, rather than direct legal ownership are transferred under this structure in order to avoid the administrative difficulty and expense of retitling the Specified Vehicles in the name of the transferee. The servicer and/or the Vehicle Trustee will segregate the applicable SUBI Assets from the other Vehicle Trust Assets on the books and records each maintains for such assets. Neither the servicer nor any holders of other beneficial interests in the Vehicle Trust will have rights in such SUBI Assets and, except under the limited circumstances described under “—Allocation of Vehicle Trust Liabilities”, payments made on any Vehicle Trust Assets other than the related SUBI Assets will be unavailable to make payments on the Securities or to cover expenses of the Vehicle Trust allocable to such SUBI Assets.

Allocation of Vehicle Trust Liabilities. The Vehicle Trust Assets are comprised of several portfolios of Other SUBI Assets, together with the related SUBI Assets and the UTI Assets. The UTI Beneficiary may in the future pledge the UTI as security for obligations to third-party lenders, and may in the future create and sell or pledge Other SUBIs in connection with other financings. The Vehicle Trust Agreement will permit the Vehicle Trust, in the course of its activities, to incur certain liabilities relating to its assets other than the SUBI Assets, or relating to its assets generally. Pursuant to the Vehicle Trust Agreement, as among the beneficiaries of the Vehicle Trust, any Vehicle Trust liability relating to a particular portfolio of Vehicle Trust Assets will be allocated to and charged against the portfolio of Vehicle Trust Assets to which it belongs. Vehicle Trust liabilities incurred with respect to the Vehicle Trust Assets generally will be borne pro rata among all portfolios of Vehicle Trust Assets. The Vehicle Trustee and the beneficiaries of the Vehicle Trust, including the Issuing Entity, will be bound by that allocation. In particular, the Vehicle Trust Agreement will require the holders from time to time of the UTI Certificates and any Other SUBI Certificates to waive any claim they might otherwise have with respect to the related SUBI Assets and to fully subordinate any claims to such SUBI Assets in the event that such waiver is not given effect. Similarly, by virtue of holding Notes or a beneficial interest therein, noteholders will be deemed to have waived any claim they might otherwise have with respect to the UTI Assets or any Other SUBI Assets.

The Vehicle Trust Assets are located in several states, the tax laws of which vary. Additionally, the Vehicle Trust may in the future own Leases and Leased Vehicles located in states other than the states in which it conducts business as of the date of this prospectus.  Should the UTI Beneficiary fail to fulfill its indemnification obligations, amounts otherwise distributable to it as holder of the UTI Certificates will be applied to satisfy such obligations. However, it is possible that Noteholders could incur a loss on their investment in the event the UTI Beneficiary did not have sufficient assets available, including distributions in respect of the UTI, to satisfy such state or local tax liabilities.

The Vehicle Trust Agreement provides for the UTI Beneficiary to be liable as if the Vehicle Trust were a disregarded entity and the UTI Beneficiary was the general partner of the partnership to the extent necessary after giving effect to the payment of liabilities allocated severally to the holders of SUBI Certificate and any Other SUBI Certificates. However, it is possible that the Noteholders and Certificateholders could incur a loss on their investment to the extent any such claim were allocable to the Issuing Entity as the holder of a SUBI Certificate, either because a lien arose in connection with the related SUBI Assets or in the event the UTI Beneficiary did not have sufficient assets available, including distributions in respect of the UTI, to satisfy such claimant or creditor in full.

The SUBI

The SUBI will evidence a beneficial interest in the related SUBI Assets. The SUBI will represent neither a direct legal interest in the related SUBI Assets, nor an interest in any Vehicle Trust Assets other than the related SUBI Assets. Payments made on or in respect of such other Vehicle Trust Assets will not be available to make payments on the Securities or to cover expenses of the Vehicle Trust allocable to the related SUBI Assets. Any liability to third parties arising from or in respect of a Specified Lease or a Specified Vehicle will be borne by the holders of the related SUBI, including the Issuing Entity. If any such liability arises from a Lease or Leased Vehicle that is an Other SUBI Asset or a UTI Asset, the SUBI Assets will not be subject to such liability.

Because the Issuing Entity’s primary asset will be the related SUBI Certificate, the Issuing Entity, and, accordingly, the Indenture Trustee, will have an indirect beneficial ownership interest, rather than a security interest, in the SUBI Assets allocable to the SUBI. Except as otherwise described below or under “Certain Legal Aspects of the Leases and the Leased Vehicles”, generally the Issuing Entity will not have a perfected security interest in the related SUBI Assets, and in no circumstances will the Issuing Entity have a direct ownership or perfected security interest in any Specified Vehicle.

The Issuing Entity will generally be deemed to own the SUBI Certificate and, through such ownership, to have an indirect beneficial ownership interest in the related Specified Leases and Specified Vehicles. If a court of competent jurisdiction were to recharacterize the sale of the SUBI Certificate to the Issuing Entity, the Issuing Entity, or, during the term of the Indenture, the Indenture Trustee, could instead be deemed to have a perfected security interest in the SUBI Certificate, and certain rights susceptible to perfection under the UCC, but in no event would the Issuing Entity or the Indenture Trustee be deemed to have a perfected security interest in the related Specified Vehicles.

Because the Issuing Entity will not directly own the related SUBI Assets, and because its interest therein will generally be an indirect beneficial ownership interest, perfected liens of third-party creditors of the Vehicle Trust in the related SUBI Assets will take priority over the interests of the Issuing Entity and the Indenture Trustee in the related SUBI Assets. Therefore, a general creditor of the Vehicle Trust may obtain a lien on one or more SUBI Assets, regardless of whether its claim would be allocated to such SUBI Assets under the terms of the Vehicle Trust Agreement. Such liens could include tax liens, liens arising under various federal and state criminal statutes, certain liens in favor of the Pension Benefit Guaranty Corporation and judgment liens resulting from successful claims against the Vehicle Trust arising from the operation of the Specified Vehicles. See “Risk Factors—If ERISA liens are placed on the vehicle trust assets, you could suffer a loss on your investment” and “—Vicarious tort liability may result in a loss” and “Certain Legal Aspects of the Leases and the Leased Vehicles—Vicarious Tort Liability” in this prospectus for a further discussion of these risks.

Insolvency-Related Matters

Each holder or pledgee of the UTI Certificates and any Other SUBI Certificate will be required to expressly disclaim any interest in the SUBI Assets related to the Issuing Entity and to fully subordinate any claims to such SUBI Assets in the event that disclaimer is not given effect. Although no assurances can be given, in the unlikely event of the bankruptcy of BMW LP, the Depositor believes that any SUBI Assets would not be treated as part of BMW LP’s bankruptcy estate and that, even if they were so treated, the subordination by the holders and pledgees of the UTI Certificates and any Other SUBI Certificate would be enforceable. In addition, as described herein under “Risk Factors—The bankruptcy of BMW Financial Services NA, LLC (servicer) or BMW Auto Leasing LLC (depositor) could result in losses or delays in payments on your securities”, each of BMW LP, the Vehicle Trust, or the Vehicle Trustee when acting on its behalf, and the Depositor has taken steps in structuring the transactions described in this prospectus and has undertaken to act throughout the life of such transactions in a manner intended to ensure that in the event a voluntary or involuntary case is commenced by or against BMW FS under the Insolvency Laws, the separate legal existence of each of BMW FS, on the one hand, and the Vehicle Trust and the Depositor, on the other hand, will be maintained such that none of the respective assets and liabilities of the Vehicle Trust, BMW LP or the Depositor should be consolidated with those of BMW FS.

With respect to the Depositor, these steps include its creation as a separate limited liability company under a limited liability company agreement containing certain limitations, including the requirement that it must have at all times a member with at least one independent director, and restrictions on the nature of its businesses and operations and on its ability to commence a voluntary case or proceeding under any Insolvency Law without the unanimous affirmative vote of all members.

There can be no assurance, however, that the limitations on the activities of BMW LP, the Vehicle Trust and the Depositor, as well as the restrictions on their abilities to obtain relief under Insolvency Laws or lack of eligibility thereunder, as described above, would prevent a court from concluding that their assets and liabilities should be consolidated with those of BMW FS, if BMW FS becomes the subject of a case or proceeding under any Insolvency Law.

If a case or proceeding under any Insolvency Law were to be commenced by or against any of BMW FS, the Vehicle Trust or the Depositor, if a court were to order the substantive consolidation of the assets and liabilities of any of such entities with those of BMW FS or if an attempt were made to litigate any of the foregoing issues, delays in distributions on the related SUBI Certificate, and possible reductions in the amount of such distributions, to the Issuing Entity and therefore to the Noteholders, could occur. Because the Issuing Entity has pledged its rights in and to the SUBI Certificate to the Indenture Trustee, such distribution would be made to such indenture trustee, which would be responsible for retitling the applicable Specified Vehicles. The cost of that retitling would reduce amounts payable from the SUBI Assets that are available for payments of interest on and principal of the Notes, and in that event, the Noteholders could suffer a loss on their investment.

BMW LP will treat its conveyance of the 20[__]-[__] SUBI Certificate to the Depositor as an absolute sale, transfer and assignment of all of its interest therein for all purposes. However, if a case or proceeding under any Insolvency Law were commenced by or against BMW LP, and BMW LP as debtor-in-possession or a creditor, receiver or bankruptcy trustee of BMW LP were to take the position that the sale, transfer and assignment of such SUBI Certificate by BMW LP to the Depositor should instead be treated as a pledge of such SUBI Certificate to secure a borrowing by BMW LP, delays in payments of proceeds of the SUBI Certificate to the Issuing Entity, and therefore to the Noteholders, could occur or, should the court rule in favor of that position, reductions in the amount of such payments could result.

As a precautionary measure, the Depositor will take the actions requisite to obtaining a security interest in the related SUBI Certificate as against BMW LP which the Depositor will assign to the Issuing Entity and the Issuing Entity will assign to the Indenture Trustee. The Indenture Trustee will have a perfected security interest in the SUBI Certificate, which will each be a “certificated security” or a “general intangible” under the UCC, by possession and the filing of UCC financing statements. Accordingly, if the conveyance of the SUBI Certificate by BMW LP to the Depositor were not respected as an absolute sale, transfer and assignment, the Depositor, and ultimately the Issuing Entity and the Indenture Trustee as successors in interest, should be treated as a secured creditor of BMW LP, although a case or proceeding under any Insolvency Law with respect to BMW LP could result in delays or reductions in distributions on the SUBI Certificate as indicated above, notwithstanding such perfected security interest.

In the event that the servicer were to become subject to a case under the Bankruptcy Code, some payments made within one year of the commencement of such case, including Advances and Reallocation Payments, may be recoverable by the Servicer as debtor-in-possession or by a creditor or a trustee in bankruptcy as a preferential transfer from the Servicer. See “Risk Factors—The bankruptcy of BMW Financial Services NA, LLC (servicer) or BMW Auto Leasing LLC (depositor) could result in losses or delays in payments on your securities.”

Dodd Frank Orderly Liquidation Framework

General. On July 21, 2010, President Obama signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”). The Dodd-Frank Act, among other things, gives the Federal Deposit Insurance Corporation (the “FDIC”) authority to act as receiver of bank holding companies, financial companies and their respective subsidiaries in specific situations under the Orderly Liquidation Authority (the “OLA”) as described in more detail below. The OLA provisions were effective on July 22, 2010. The proceedings, standards, powers of the receiver and many other substantive provisions of OLA differ from those of the Bankruptcy Code in several respects. In addition, because the legislation remains subject to clarification through FDIC regulations and has yet to be applied by the FDIC in any receivership, it is unclear exactly what impact these provisions will have on any particular company, including BMW FS, the UTI Beneficiary, the Depositor, the Vehicle Trust or a particular Issuing Entity, or any of their respective creditors.

Potential Applicability to BMW FS, the UTI Beneficiary, the Depositor, the Vehicle Trust and Issuing Entities. There is uncertainty about which companies will be subject to OLA rather than the Bankruptcy Code. For a company to become subject to OLA as a covered financial company, the Secretary of the Treasury (in consultation with the President of the United States) must determine, among other things, that the company is in default or in danger of default, the failure of such company and its resolution under the Bankruptcy Code would have serious adverse effects on financial stability in the United States, no viable private sector alternative is available to prevent the default of the company and an OLA proceeding would mitigate these adverse effects.

If BMW FS were determined to be a “covered financial company,” the UTI Beneficiary, the Vehicle Trust, the Issuing Entity or the Depositor as “covered subsidiaries” could also potentially be subject to the provisions of OLA as a “covered financial company.”  For the UTI Beneficiary, the Vehicle Trust, the Issuing Entity or the Depositor to be subject to receivership under OLA as a covered subsidiary of BMW FS (1) the FDIC would have to be appointed as receiver for BMW FS under OLA as described above, and (2) the FDIC and the Secretary of the Treasury would have to jointly determine that (a) the UTI Beneficiary, the Vehicle Trust, the Issuing Entity or the Depositor is in default or in danger of default, (b) the liquidation of that covered subsidiary would avoid or mitigate serious adverse effects on the financial stability or economic conditions of the United States and (c) such appointment would facilitate the orderly liquidation of BMW FS.

There can be no assurance that the Secretary of the Treasury would not determine that the failure of BMW FS or any potential covered subsidiary thereof would have serious adverse effects on financial stability in the United States. In addition, no assurance can be given that OLA would not apply to BMW FS, the UTI Beneficiary, the Vehicle Trust, the Depositor or a particular Issuing Entity or, if it were to apply, that the timing and amounts of payments to the Noteholders would not be less favorable than under the Bankruptcy Code.

FDIC’s Repudiation Power Under OLA. If the FDIC were appointed receiver of BMW FS or of a covered subsidiary thereof under OLA, the FDIC would have various powers under OLA, including the power to repudiate any contract to which BMW FS or a covered subsidiary was a party, if the FDIC determined that performance of the contract was burdensome and that repudiation would promote the orderly administration of BMW FS’s or such covered subsidiary’s affairs. In January 2011, the then Acting General Counsel of the FDIC, later appointed as General Counsel (the “FDIC Counsel”) issued an advisory opinion respecting, among other things, its intended application of the FDIC’s repudiation power under OLA. In that advisory opinion, the FDIC Counsel stated that nothing in the Dodd-Frank Act changes the existing law governing the separate existence of separate entities under other applicable law. As a result, the FDIC Counsel was of the opinion that the FDIC as receiver for a covered financial company, which could include BMW FS or its subsidiaries (including the UTI

Beneficiary, the Vehicle Trust, the Depositor or the Issuing Entity), cannot repudiate a contract or lease unless it has been appointed as receiver for that entity or the separate existence of that entity may be disregarded under other applicable law. In addition, the FDIC Counsel was of the opinion that until such time as the FDIC Board of Directors adopts a regulation further addressing the application of Section 210(c) of the Dodd-Frank Act, if the FDIC were to become receiver for a covered financial company, which could include BMW FS or its subsidiaries (including the UTI Beneficiary, the Vehicle Trust, the Depositor or the Issuing Entity), the FDIC will not, in the exercise of its authority under Section 210(c) of the Dodd-Frank Act, reclaim, recover, or recharacterize as property of that covered financial company or the receivership assets transferred by that covered financial company prior to the end of the applicable transition period of a regulation provided that such transfer satisfies the conditions for the exclusion of such assets from the property of the estate of that covered financial company under the Bankruptcy Code. Although this advisory opinion does not bind the FDIC or its Board of Directors, and could be modified or withdrawn in the future, the advisory opinion also states that the FDIC Counsel will recommend that the FDIC Board of Directors incorporates a transition period of 90 days for any provisions in any further regulations affecting the statutory power to disaffirm or repudiate contracts. As no such regulations have been proposed, the foregoing FDIC Counsel’s interpretation currently remains in effect.  That advisory opinion also states that the FDIC staff anticipates recommending consideration of future regulations related to the Dodd-Frank Act.  To the extent any future regulations or subsequent FDIC actions in an OLA proceeding involving BMW FS or its subsidiaries (including the UTI Beneficiary, the Vehicle Trust, the Depositor or your Issuing Entity), are contrary to this advisory opinion, payment or distributions of principal and interest on the Securities issued by the Issuing Entity could be delayed or reduced.

We will structure the transfers of the 20[__]-[__] SUBI Certificate under the SUBI Certificate Transfer Agreement and Issuer SUBI Certificate Transfer Agreement with the intent that they would be treated as legal true sales under applicable state law. If the transfers are so treated, based on the FDIC Counsel’s advisory opinion rendered in January 2011 and other applicable law, BMW FS believes that the FDIC would not be able to recover the SUBI Certificate transferred under the SUBI Certificate Transfer Agreement and the Issuer SUBI Certificate Transfer Agreement using its repudiation power. However, if those transfers were not respected as legal true sales, then the Depositor under the SUBI Certificate Transfer Agreement would be treated as having made a loan to the UTI Beneficiary, as the seller, and the Issuing Entity under the Issuer SUBI Certificate Transfer Agreement would be treated as having made a loan to the Depositor, as the seller, in each case secured by the transferred SUBI Certificate. The FDIC, as receiver, generally has the power to repudiate secured loans and then recover the collateral after paying damages to the lenders. If the Issuing Entity were placed in receivership under OLA, this repudiation power would extend to the Notes issued by such Issuing Entity.  The amount of damages that the FDIC would be required to pay would be limited to “actual direct compensatory damages” determined as of the date of the FDIC’s appointment as receiver. There is no general statutory definition of “actual direct compensatory damages” in this context, but the term does not include damages for lost profits or opportunity. However, under OLA, in the case of any debt for borrowed money, actual direct compensatory damages is no less than the amount lent plus accrued interest plus any accreted original issue discount as of the date the FDIC was appointed receiver and, to the extent that an allowed secured claim is secured by property the value of which is greater than the amount of such claim and any accrued interest through the date of repudiation or disaffirmance, such accrued interest.

Regardless of whether the transfers under the SUBI Certificate Transfer Agreement and Issuer SUBI Certificate Transfer Agreement are respected as legal true sales, as receiver for BMW FS or a covered subsidiary the FDIC could:

•	require the Issuing Entity, as assignee of the Depositor, to go through an administrative claims procedure to establish its rights to payments collected on the SUBI Certificate; or

•
if the Vehicle Trust were a covered subsidiary, require the Issuing Entity as the owner of the related SUBI Certificate or the indenture trustee as secured creditor with a security interest in the SUBI Certificate to go through an administrative claims procedure to establish its rights to payments on the SUBI Certificate; or

•	if the Issuing Entity were a covered subsidiary, require the Indenture Trustee to go through an administrative claims procedure to establish its rights to payments on the Notes; or

•
request a stay of proceedings to liquidate claims or otherwise enforce contractual and legal remedies against BMW FS or a covered subsidiary (including the UTI Beneficiary, the Vehicle Trust and the Issuing Entity); or

•
repudiate BMW FS’s ongoing servicing obligations under the Servicing Agreement and the related servicing supplement, such as its duty to collect and remit payments or otherwise service the leases and related leased vehicles; or

•	prior to any such repudiation of the Servicing Agreement and the related servicing supplement, prevent any of the Indenture Trustee or the Noteholders from appointing a successor Servicer; or

•	repudiate the duties of the Vehicle Trust or the Vehicle Trustee under the Vehicle Trust Agreement and the related supplement thereto or any other agreements to which the Vehicle Trust is a party.

There are also statutory prohibitions on (1) any attachment or execution being issued by any court upon assets in the possession of the FDIC, as receiver, (2) any property in the possession of the FDIC, as receiver, being subject to levy, attachment, garnishment, foreclosure or sale without the consent of the FDIC, and (3) any person exercising any right or power to terminate, accelerate or declare a default under any contract to which BMW FS or a covered subsidiary (including the UTI Beneficiary, the Vehicle Trust and the Issuing Entity) that is subject to OLA is a party, or to obtain possession of or exercise control over any property of BMW FS or any covered subsidiary or affect any contractual rights of BMW FS or a covered subsidiary (including the UTI Beneficiary, the Vehicle Trust and the Issuing Entity) that is subject to OLA, without the consent of the FDIC for 90 days after appointment of FDIC as receiver.  The requirement to obtain the FDIC’s consent before taking these actions relating to a covered company’s contracts or property is comparable to the “automatic stay” in bankruptcy.

If the Issuing Entity were itself to become subject to OLA as a “covered subsidiary”, the FDIC may repudiate the debt of such Issuing Entity. In such an event, the Noteholders would have a secured claim in the receivership of the Issuing Entity for “actual direct compensatory damages” as described above but delays in payments on such Notes would occur and possible reductions in the amount of those payments could occur.

If the FDIC, as receiver for BMW FS, the UTI Beneficiary, the Vehicle Trust, the Depositor or the Issuing Entity, were to take any of the actions described above, payments or distributions of principal and interest on the Securities issued by the Issuing Entity would be delayed and may be reduced.

Certain Legal Aspects of the Leases and the Leased Vehicles

General

The perfection of the security interests in the related SUBI Assets and the enforcement of rights to realize on the Financed Vehicles as collateral for the Leases are subject to a number of federal and state laws, including the UCC as in effect in various states.  The Leases will be either “tangible chattel paper” or “electronic chattel paper,” (collectively, “chattel paper”) each as defined in the UCC.

Back-up Security Interests

Because the Issuing Entity will own the SUBI Certificate, the Issuing Entity will have an indirect beneficial interest, rather than a security interest, in the related SUBI Assets.  Except as otherwise described below, the Owner Trustee generally will not have a perfected security interest in the property of the Issuing Entity or any SUBI Assets and in no circumstances will the Owner Trustee have a perfected security interest in any related Specified Vehicle.

As described herein under “Certain Legal Aspects of the Vehicle Trust and the SUBI”, the Indenture Trustee will have a security interest in the SUBI Certificate perfected by possession.

The SUBI Assets will consist principally of the Specified Leases and the related Specified Vehicles, subject to the rights of the user-lessees under the Specified Leases. The Specified Leases will be “tangible chattel paper” or “electronic chattel paper” as defined in the UCC. Pursuant to the UCC, a non-possessory security interest in or transfer of chattel paper may be perfected by filing a UCC-1 financing statement with the appropriate filing office in the state where the debtor has its chief executive office. Accordingly, as a precaution, UCC-1 financing statements relating to the Specified Leases will be filed naming:

•	the Vehicle Trust as debtor and the Indenture Trustee as assignee secured party;

•	BMW LP as debtor and the Indenture Trustee as assignee secured party;

•	the Depositor as debtor and the Indenture Trustee as assignee secured party; and

•	the Issuing Entity as debtor and the Indenture Trustee as secured party.

Perfection and the effect of perfection or non-perfection of a security interest in Specified Vehicles are governed by the certificate of title statutes of the states in which such Specified Vehicles are located. Because of the administrative burden and expense of perfecting an interest in automobiles under the certificate of title statutes in the states in which the Specified Leases related to the Issuing Entity were originated, the Indenture Trustee’s interest in such Specified Vehicles will be unperfected, and therefore, the Indenture Trustee will only have a perfected security interest in the related Specified Leases. The Indenture Trustee’s security interest in the related Specified Leases could be subordinate to the interests of some other parties who take possession of or, in the case of electronic chattel paper, “control” of the authoritative copy of, the related Specified Leases. Specifically, the Issuing Entity’s security interest in a Specified Lease could be subordinate to the rights of a purchaser of that Specified Lease who takes possession thereof without knowledge or actual notice of the Issuing Entity’s security interest. The Specified Leases (or the authoritative copies thereof) will not be stamped to indicate the precautionary security arrangements. However, the Servicing Agreement requires the servicer to retain custody or control of all Specified Leases. To the extent that a valid lien is imposed by a third party against a Specified Vehicle, the interest of the lienholder will be superior to the unperfected beneficial interest of the Issuing Entity in that Specified Vehicle. For further information relating to potential liens on the SUBI Assets, see “Description of the Transaction Documents—Notification of Liens and Claims” herein and “Description of the Transaction Documents—Custody of Lease Documents and Certificates of Title” and “Certain Legal Aspects of the Vehicle Trust and the SUBI—The SUBI” in this prospectus.

As noted under “Certain Legal Aspects of the Vehicle Trust and the SUBI—The SUBI”, various liens could be imposed upon all or part of the related SUBI Assets that, by operation of law, would take priority over the Issuing Entity’s interest therein. Such liens would include tax liens, mechanics’, repairmen’s, garagemen’s and motor vehicle accident liens and some liens for personal property taxes, in each case arising with respect to a particular Specified Vehicle, liens arising under various state and federal criminal statutes and some liens more fully described under “Risk Factors—If ERISA liens are placed on the vehicle trust assets, you could suffer a loss on your investment” in favor of the Pension Benefit Guaranty Corporation. Additionally, any perfected security interest of the Issuing Entity in all or part of the property of such Issuing Entity could also be subordinate to claims of any trustee in bankruptcy or debtor-in-possession in the event of a bankruptcy of the Depositor prior to any perfection of the transfer of the assets sold, transferred and assigned by the Depositor to the Issuing Entity, as more fully described under “Risk Factors—The bankruptcy of BMW Financial Services NA, LLC (servicer) or BMW Auto Leasing LLC (depositor) could result in losses or delays in payments on your securities.”

Vicarious Tort Liability

Although the Vehicle Trust will own all of the Specified Vehicles, they will be operated by the related user-lessees and their invitees. State laws differ as to whether anyone suffering injury to person or property involving a vehicle may bring an action against the owner of that vehicle merely by virtue of such ownership. State laws differ as to whether anyone suffering injury to person or property involving a leased vehicle may bring an action against the owner of the vehicle merely by virtue of that ownership.  To the extent that applicable state law permits such an action and is not preempted by the Transportation Act, the Vehicle Trust and the Vehicle Trust Assets may be subject to liability to such an injured party. However, the laws of many states either (i) do not permit these types of suits, or (ii) the lessor’s liability is capped at the amount of any liability insurance that the user-lessee was required to, but failed to, maintain (except for some states, such as New York, where liability is joint and several). Furthermore, the Transportation Act provides that an owner of a motor vehicle that rents or leases the vehicle to a person shall not be liable under the law of a state or political subdivision by reason of being the owner of the vehicle, for harm to persons or property that results or arises out of the use, operation, or possession of the vehicle during the period of the rental or lease, if (i) the owner (or an affiliate of the owner) is engaged in the trade or business of renting or leasing motor vehicles; and (ii) there is no negligence or criminal wrongdoing on the part of the owner (or an affiliate of the owner). The Transportation Act is intended to preempt state and local laws that impose possible vicarious tort liability on entities owning motor vehicles that are rented or leased and should reduce the likelihood of vicarious liability being imposed on the Vehicle Trust.

Following an accident involving a Specified Vehicle, under certain circumstances the Vehicle Trust may be the subject of an action for damages as a result of its ownership of that Specified Vehicle. To the extent that applicable state law permits such an action, the Vehicle Trust and the Vehicle Trust Assets may be subject to liability. The laws of many states either do not permit such suits or provide that BMW FS’s liability is capped at the amount of any liability insurance that the user-lessee was required but failed to maintain. However, in some states, such as New York, liability is joint and several and there does not appear to be a limit on an owner’s liability.

In California, under the California Vehicle Code, the owner of a motor vehicle subject to a lease is responsible for injuries to persons or property resulting from the negligent or wrongful operation of the vehicle by any person using the vehicle with the owner’s permission. The owner’s liability for personal injuries is limited to $15,000 per person and $30,000 in total per accident and the owner’s liability for property damage is limited to $5,000 per accident. However, recourse for any judgment arising out of the operation of the vehicle must first be had against the operator’s property if the operator is within the jurisdiction of the court.

In contrast to California and many other states, in New York under New York law, the holder of title of a motor vehicle, including a vehicle trust as lessor, may be considered an “owner” and thus may be held jointly and severally liable with the user-lessee for the negligent use or operation of such motor vehicle. It is not clear whether there is a limit on an owner’s liability. In the context of the denial of a motion brought by a defendant to dismiss a claim based on the negligent use or operation of a motor vehicle, the Court of Appeals of New York ruled that a finance company acting as an agent for an origination trust may be considered an “owner” of a motor vehicle and thus subject to joint and several liability with the lessee for the negligent use or operation of the leased motor vehicle for the duration of a lease. As a result of the ruling in New York, losses could arise if lawsuits are brought against either the Vehicle Trust or the servicer, as agent of the Vehicle Trust, in connection with the negligent use or operation of any Leased Vehicles which are part of the Vehicle Trust.

The Transportation Act provides that an owner of a motor vehicle that rents or leases the vehicle to a person will not be liable under the law of a state or political subdivision by reason of being the owner of the vehicle, for harm to persons or property that results or arises out of the use, operation, or possession of the vehicle during the period of the rental or lease, if (i) the owner (or an affiliate of the owner) is engaged in the trade or business of renting or leasing motor vehicles; and (ii) there is no negligence or criminal wrongdoing on the part of the owner (or an affiliate of the owner). This provision of the Transportation Act was effective upon enactment and applies to any action commenced on or after August 10, 2005. The Transportation Act was intended to preempt state and local laws that impose possible vicarious tort liability on entities owning motor vehicles that are rented or leased and it is expected that the Transportation Act should reduce the likelihood of vicarious liability being imposed on a titling trust. State and federal courts considering whether the Transportation Act preempts state laws permitting vicarious liability have generally concluded that these laws are preempted with respect to cases commenced on or after August 10, 2005. One New York lower court, however, has reached a contrary conclusion in a recent case involving a leasing trust. This New York court concluded that the preemption provision in the Transportation Act was an unconstitutional exercise of congressional authority under the Commerce Clause of the United States Constitution and, therefore, did not preempt New York law regarding vicarious liability. New York’s appellate court overruled the trial court and upheld the constitutionality of the preemption provision in the Transportation Act. New York’s highest court, the Court of Appeals, dismissed the appeal.

In a 2008 decision relating to a case in Florida, the U.S. Court of Appeals for the 11th Circuit upheld the constitutionality of the Transportation Act, and the plaintiffs’ petition seeking review of the decision by the U.S. Supreme Court was denied. In 2010, a similar decision was issued by the U.S. Court of Appeals for the 8th Circuit. While the outcome in these cases upheld federal preemption under the Transportation Act, the outcome of cases that are pending in other jurisdictions and their impact are uncertain at this time.

Although the Vehicle Trust’s insurance coverage is substantial, in the event that all applicable insurance coverage were to be exhausted and damages were to be assessed against the Vehicle Trust, claims could be imposed against the assets of the Vehicle Trust, including the Specified Vehicles. However, such claims would not take priority over any SUBI Assets to the extent that the Issuing Entity had a prior perfected security interest therein, such as would be the case, in certain limited circumstances, with respect to the Specified Leases, as further described under “—Back-up Security Interests”. If any such claims were imposed against the assets of the Vehicle Trust, investors in the Notes could incur a loss on their investment.

The Vehicle Trust is a party to and is vigorously defending numerous legal proceedings, all of which are believed to constitute ordinary routine litigation incidental to the ownership of Leased Vehicles and the business and the activities of the Vehicle Trust.

Repossession of Specified Vehicles

In the event that a default by a user-lessee has not been cured within a certain period of time after being sent notice of that default, the servicer will ordinarily repossess the related Specified Vehicle. Some jurisdictions limit the methods of vehicle recovery to judicial foreclosure or require that a user-lessee be notified of the default and be given a time period within which to cure that default prior to repossession. Generally, this right to cure may be exercised on a limited number of occasions in any one-year period. In these jurisdictions, if a user-lessee objects or raises a defense to repossession, an order must be obtained from the appropriate state court, and the vehicle must then be repossessed in accordance with that order. Other jurisdictions permit repossession without notice, but only if the repossession can be accomplished peacefully. If a breach of the peace cannot be avoided, judicial action will be required.

After the servicer has repossessed a Specified Vehicle, it may provide the related user-lessee with a period of time within which to cure the default under the related Specified Lease. If, by the end of that period, the default has not been cured, the servicer will attempt to sell that Specified Vehicle.

The Sales Proceeds or Termination Proceeds therefrom may be less than the remaining amounts due under that Specified Lease at the time of default.

Deficiency Judgments

The proceeds of sale of a Specified Vehicle generally will be applied first to the expenses of resale and repossession and then to the satisfaction of the amounts due under the related Specified Lease. If the proceeds from the sale do not equal the Securitization Value of the related Specified Vehicle, the servicer may seek a deficiency judgment for the amount of the shortfall. However, some states impose prohibitions or limitations on a secured party’s ability to seek a deficiency judgment. In these states a deficiency judgment may be prohibited or reduced in amount if the user-lessee was not given proper notice of the resale or if the terms of resale were not commercially reasonable. Even if a deficiency judgment is obtained, there is no guaranty that the full amount of the judgment could be collected. Because a deficiency judgment is a personal judgment against a defaulting user-lessee who generally has few assets to satisfy a judgment, the practical use of a deficiency judgment is often limited. Therefore, in many cases, it may not be useful to seek a deficiency judgment and even if obtained, a deficiency judgment may be settled at a significant discount.

Consumer Protection Laws

Numerous federal and state consumer protection laws impose requirements upon lessors and servicers involved in consumer leasing. The federal Consumer Leasing Act of 1976 and Regulation M, issued by the Board of Governors of the Federal Reserve System, for example, require that a number of disclosures be made at the time a vehicle is leased, including, among other things, all amounts and types of payments due at the time of origination of the lease, a description of the user-lessee’s liability at the end of the lease term, the amount of any periodic payments and the manner of their calculation, the circumstances under which the user-lessee may terminate the lease prior to the end of the lease term and the capitalized cost of the vehicle and a warning regarding possible charges for early termination. All states, except for the State of Louisiana, have adopted Article 2A of the UCC which provides protection to user-lessees through specified implied warranties and the right to cancel a lease relating to defective goods. Additionally, certain states such as California have enacted comprehensive vehicle leasing statutes that, among other things, regulate the disclosures to be made at the time a vehicle is leased. The various federal and state consumer protection laws would apply to the Vehicle Trust as owner or lessor of the Leases and may also apply to the Issuing Entity as holder of the related SUBI Certificate. The failure to comply with these consumer protection laws may give rise to liabilities on the part of the servicer, the Vehicle Trust and the Vehicle Trustee, including liabilities for statutory damages and attorneys’ fees. In addition, claims by the servicer, the Vehicle Trust and the Vehicle Trustee may be subject to set-off as a result of any noncompliance. Courts have applied general equitable principles in litigation relating to repossession and deficiency balances. These equitable principles may have the effect of relieving a user-lessee from some or all of the legal consequences of a default.

In several cases, consumers have asserted that the self-help remedies of lessors violate the due process protection provided under the Fourteenth Amendment to the Constitution of the United States. Courts have generally found that repossession and resale by a lessor do not involve sufficient state action to afford constitutional protection to consumers.

Many states have adopted laws (each, a “Lemon Law”) providing redress to consumers who purchase or lease a vehicle that remains out of conformance with its manufacturer’s warranty after a specified number of attempts to correct a problem or after a specific time period. Should any Leased Vehicle become subject to a Lemon Law, a user-lessee could compel the Vehicle Trust to terminate the related Lease and refund all or a portion of payments that previously have been paid with respect to that Lease. Although the Vehicle Trust may be able to assert a claim against the manufacturer of any such defective Leased Vehicle, there can be no assurance any such claim would be successful. To the extent a user-lessee is able to compel the Vehicle Trust to terminate the related Lease, the Lease will be deemed to be a Liquidated Lease and amounts received thereafter on or in respect of such Lease will constitute Liquidation Proceeds. As described under “The Leases,” BMW FS will represent and warrant as of the applicable Cutoff Date that the related Leases and Leased Vehicles comply with all applicable laws, including Lemon Laws, in all material respects. Nevertheless, there can be no assurance that one or more Specified Vehicles will not become subject to return (and the related Specified Lease terminated) in the future under a Lemon Law.

The Servicemembers Civil Relief Act, as amended, (the “Relief Act”) and similar laws of many states may provide relief to members of the armed services, including members of the Army, Navy, Air Force, Marines, National Guard, Reservists, Coast Guard and officers of the National Oceanic and Atmospheric Administration and officers of the U.S. Public Health Service assigned to duty with the military, on active duty, who have entered into an obligation, such as a lease contract for a lease of a vehicle, before entering into military service and provide that under some circumstances the lessor may not terminate the lease contract for breach of the terms of the contract, including nonpayment. Furthermore, under the Relief Act, a user-lessee may terminate a lease of a vehicle at any time after the user-lessee’s entry into military service or the date of the user-lessee’s military orders (as described below) if (i) the lease is executed by or on behalf of a person who subsequently enters military service under a call or order specifying a period of not less than 180 days (or who enters military service under a call or order specifying a period of 180 days or less and who, without a break in service, receives orders extending the period of military service to a period of not less than 180 days); or (ii) the user-lessee, while in the military, executes a lease of a vehicle and thereafter receives military orders for a permanent change of station outside of the continental United States or to deploy with a military unit for a period of not less than 180 days. No early termination charge may be imposed on the user-lessee for such termination. In addition, pursuant to these laws, under certain circumstances, residents called into active duty with the reserves can apply to a court to delay payments on retail installment contracts, including the Leases.  No information can be provided as to the number of Leases that may be affected by these laws. In addition, current military operations of the United States, including military operations in Iraq and the Middle East, have persons in reserve status who have been called or will be called to active duty. In addition, these laws may impose limitations that would impair the ability of the servicer to repossess a defaulted vehicle during the related user-lessee’s period of active duty status and, in some cases, may require the servicer to extend the maturity of the lease, lower the monthly payments and readjust the payment schedule for a period of time after the completion of the user-lessee’s military service. Thus, if a Lease goes into default, there may be delays and losses occasioned by the inability to exercise the rights of the Vehicle Trust with respect to the Lease and the related Leased Vehicle in a timely fashion.  If a user-lessee’s obligation to make payments is reduced, adjusted or extended, the servicer will not be required to advance such amounts. Any resulting shortfalls in interest or principal during a Collection Period will reduce the amount available for distribution on the Notes and Certificates on the related Payment Date.

Representations and warranties will be made in each Servicing Agreement that each Specified Lease complies with all requirements of law in all material respects. If any such representation and warranty proves to be incorrect with respect to a Specified Lease, has certain material adverse effects and is not timely cured, the servicer will be required under the Servicing Agreement to deposit an amount equal to the Reallocation Payment in respect of that Specified Lease into the SUBI Collection Account. See “Description of the Transaction Documents” and “The Leases—Representations, Warranties and Covenants” in this prospectus for further information regarding the foregoing representations and warranties and the servicer’s obligations with respect thereto.

Other Limitations

In addition to laws limiting or prohibiting deficiency judgments, numerous other statutory provisions, including applicable Insolvency Laws, may interfere with or affect the ability of the servicer to enforce the rights of the Vehicle Trust under the Leases. For example, if a user-lessee commences bankruptcy proceedings, the receipt of that user-lessee’s payments due under the related Lease is likely to be delayed. In addition, a user-lessee who commences bankruptcy proceedings might be able to assign the related Lease to another party even though that Lease prohibits assignment.

Legal Proceedings

To the knowledge of the Sponsor and the Depositor, there are no legal proceedings pending, or governmental proceedings contemplated, against the Sponsor, the Depositor, the UTI Beneficiary, the Vehicle Trust, the Vehicle Trustee, the Servicer or the Issuing Entity that would be material to holders of any Notes or Certificates.

For a description of any legal proceedings pending, or governmental proceedings contemplated, against the Owner Trustee and the Indenture Trustee that would be material to holders of any Notes or Certificates, you should refer to “The Owner Trustee and the Indenture Trustee” in this prospectus.

Material Income Tax Consequences

In the opinion of Morgan, Lewis & Bockius LLP, tax counsel to the Issuing Entity (“Tax Counsel”), under current law and assuming execution of, and compliance with, the Indenture and the Trust Agreement (i) the Notes sold on the Closing Date to parties unrelated to the initial holders of the Certificates will be classified as debt for U.S. federal income tax purposes and any Notes retained by the initial holders of the Certificates or parties related to such holders, if later sold to a party unrelated to the holder of the Certificates for cash, will be classified as debt instruments for U.S. federal income tax purposes as of the date of such sale, based on certain assumptions (including that the ratings of the Notes as of the Closing Date have not declined below investment grade) and (ii) the Issuing Entity will not be characterized as an association (or a publicly traded partnership) taxable as a corporation for U.S. federal income tax purposes.

In addition, Tax Counsel has prepared or reviewed the statements under the heading “Summary of Terms—Tax Status” as they relate to federal income tax matters and under the heading “Material Income Tax Consequences.”  The discussion is Tax Counsel’s opinion of the law and counsel is of the opinion that, to the extent they relate to matters of law or legal conclusions, such statements are correct in all material respects.  Such statements are intended as an explanatory discussion of the possible effects of the classification of the Issuing Entity as a partnership for federal income tax purposes on investors generally and of related tax matters affecting investors generally, but do not purport to furnish information in the level of detail or with the attention to the investor’s specific tax circumstances that would be provided by an investor’s own tax adviser.  Accordingly, each investor is advised to consult its own tax advisor with regard to the tax consequences to it of investing in the Notes.

The following discussion summarizes certain of the material federal income tax consequences of the ownership and disposition of the Notes and is based on the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury Regulations promulgated and proposed thereunder (the “Regulations”), judicial decisions and published administrative rulings and pronouncements of the Internal Revenue Service (the “IRS”), all as in effect on the date hereof.  The discussion is Tax Counsel’s opinion of the law and counsel is of the opinion that, to the extent they relate to matters of law or legal conclusions with respect thereto, the statements and discussions are correct in all material respects.  “Legislative, judicial or administrative changes or interpretations hereafter enacted or promulgated could alter or modify the analysis and conclusions set forth below, possibly on a retroactive basis. This summary does not purport to address the federal income tax consequences either to special classes of taxpayers

 (such as S corporations, banks, thrifts, other financial institutions, insurance companies, mutual funds, small business investment companies, real estate investment trusts, regulated investment companies, broker-dealers, tax-exempt organizations and persons that hold the securities described herein as part of a straddle, hedging or conversion transaction), non-U.S. persons that treat the Notes as producing income effectively connected to a United States trade or business, or to a person or entity holding an interest in a holder (e.g., as a stockholder, partner, or holder of an interest as a beneficiary). This summary (a) assumes that the Notes will be held by the holders thereof as capital assets as defined in the Code and (b) except as indicated (and other than for purposes of the discussion under “—Treatment of the Notes as Debt” and “—Possible Alternative Characterization” below), describes the consequences of Notes that are properly characterized as debt for federal income tax purposes. The discussion is generally limited to initial purchasers of the Notes who buy the Notes at par or only at a discount that is less than a de minimis amount. No information is provided herein with respect to any foreign, state or local tax consequences of the ownership and disposition of the Notes or any federal alternative minimum tax or estate and gift tax considerations. Except for “—Non-U.S. Note Owners” and “—Information Reporting and Backup Withholding” below, the following discussion applies only to a U.S. Noteholder (defined below).

Prospective investors are therefore urged to consult their own tax advisors with regard to United States federal tax consequences of purchasing, holding and disposing of the Notes in their own particular circumstances, as well as the tax consequences arising under the laws of any state, foreign country or other jurisdiction to which they may be subject.

For purposes of this discussion, “U.S. Person” means  (i) a citizen or resident of the United States, (ii) an entity treated for United States federal income tax purposes as a corporation or a partnership organized in or under the laws of the United States, any state thereof, or the District of Columbia, (iii) an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source or (iv) a trust with respect to which a court in the U.S. is able to exercise primary authority over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or that is otherwise eligible to and has elected to be treated as a U.S. person. The term “U.S. Noteholder” means any U.S. Person. A “Non-U.S. Note Owner” means a person other than a U.S. Noteholder and persons subject to rules applicable to former citizens and residents of the United States.

Tax Characterization of the Trust

The Depositor and the Servicer will agree, and the beneficial owners of the Certificates (which we refer to in this prospectus as the “Certificate Owners”) will agree by their purchase of the Certificates, to treat the Issuing Entity (i) as a partnership for purposes of U.S. federal income tax and any other tax measured in whole or in part by income, with the assets of the partnership being the assets held by the Issuing Entity, the partners of the partnership being the Certificate Owners, and the Notes being debt of the partnership, or (ii) if the Depositor owns all of the Certificates and none of the Notes are characterized as equity interests in the Issuing Entity, as disregarded as an entity separate from the Depositor for purpose of U.S. federal and state income tax and any other tax measured in whole or in part by income, with the assets of the Issuing Entity and the Notes treated as assets and indebtedness of the Certificate Owner. However, the proper characterization of the arrangement involving the Issuing Entity, the Notes, the Depositor and the Servicer is not clear because there is no authority on transactions closely comparable to the transaction described in this prospectus.

Treatment of the Notes as Indebtedness

The Depositor, any Certificateholders and the Certificate Owners will agree, and the beneficial owners of the Notes (which we refer to in this prospectus as the ‘‘Note Owners’’) will agree by their purchase of the Notes, to treat the Notes as debt for purposes of U.S. federal income tax and any other tax measured in whole or in part by income.

The determination of whether the economic substance of a transfer of an interest in property is a loan secured by the transferred property has been made by the IRS and the courts on the basis of numerous factors designed to determine whether the depositor has relinquished (and the transferee has obtained) substantial incidents of ownership in the property. The primary factors examined are whether the transferee has the opportunity to gain if the property increases in value, and has the risk of loss if the property decreases in value. Based upon an analysis of such factors and although no transaction closely comparable to that contemplated herein has been the subject of any

Regulations, revenue ruling or judicial decision, it is the opinion of Tax Counsel that, under current law, assuming due execution of and compliance with the Indenture, and subject to the assumptions set forth herein, for federal income tax purposes the Notes owned by parties unrelated to the Issuing Entity will not constitute an ownership interest in the  Issuing Entity’s assets, but properly will be characterized as debt secured by the Issuing Entity’s assets. In the further opinion of Tax Counsel, the Issuing Entity will not constitute an association or publicly-traded partnership taxable as a corporation for federal income tax purposes.

Possible Alternative Characterization

Although as described above, it is the opinion of Tax Counsel that the Notes properly will be characterized as debt for federal income tax purposes, no ruling will be sought from the IRS on the characterization of the Notes for federal income tax purposes and the opinion of Tax Counsel will not be binding on the IRS. Thus, no assurance can be given that such a characterization will prevail. Were the IRS to contend successfully that the Notes were not debt obligations for federal income tax purposes, the Issuing Entity would be classified for federal income tax purposes as a partnership.

If the Notes (whether some or all the classes of the Notes) were treated as equity interests in a partnership, the Issuing Entity would be treated as a “publicly traded partnership” if the Notes are considered listed on an exchange or traded on a secondary market or the substantive equivalent. No effort will be made to monitor the Notes, and they may very well be so treated if considered equity. A publicly traded partnership is taxed in the same manner as a corporation unless at least 90% of its gross income consists of specified types of “qualifying income.” The Issuing Entity is not expected to qualify for the “qualifying income” exception.

If the Issuing Entity was treated as a publicly traded partnership taxable as a corporation, the Issuing Entity would be subject to United States federal income taxes (and state and local taxes) at corporate tax rates on its net income. Distributions on the Notes might not be deductible in computing the Issuing Entity’s taxable income, and distributions to the Noteholders would probably be treated as dividends to the extent paid out of after-tax earnings. Such an entity-level tax could result in reduced distributions to Noteholders, or the Noteholders could be liable for a share of such tax.  In addition, payments on recharacterized Notes to Non-U.S. Note Owners would be subject to withholding tax regardless of whether the Issuing Entity is taxed as a corporation or a partnership.

Alternatively, if the Issuing Entity were treated as a partnership other than a publicly traded partnership taxable as a corporation, the Issuing Entity itself would not be subject to federal income tax, but Noteholders that were determined to be equity interests may have adverse federal income tax consequences.  For example, tax-exempt holders, including pension plans could recognize “unrelated business taxable income,” foreign holders would be subject to federal income tax and tax filing requirements, individuals may be required to recognize additional income and corresponding non-deductible expenses, and all noteholders treated as equity holders may have adverse timing and character consequences.

Because the Issuing Entity will treat the Notes as indebtedness for federal income tax purposes, it will not comply with the tax reporting requirements applicable to the possible alternative characterizations of the Notes discussed above.

Except where indicated to the contrary, the following discussion assumes that the Notes are debt for federal income tax purposes.

Tax Status of the Vehicle Trust

On the basis of and subject to the foregoing, it is our opinion that neither the establishment of the 20[__]-[__] SUBI nor the issuance of the related SUBI Certificate will cause the Vehicle Trust or the 20[__]-[__] SUBI to be classified as an association (or publicly traded partnership) taxable as a corporation for U.S. Federal income tax purposes.

Interest Income to U.S. Noteholders

The discussion below assumes that the interest formula for the Notes meets the requirements for “qualified stated interest’’ under Treasury regulations (the “OID regulations’’) relating to original issue discount (“OID’’), and that any OID on the Notes (generally, any excess of the principal amount of the notes over their issue price) does not exceed a de minimis amount (i.e., 1⁄4% of their principal amount multiplied by the number of full years included in their term), all within the meaning of the OID regulations.

Interest on a Note should be taxable to a U.S. Noteholder as ordinary income at the time it accrues or is received in accordance with such Noteholder’s method of accounting for federal income tax purposes.

It is anticipated that the Notes will be issued at par value (or at a de minimis discount from par value) and that, except as indicated, no OID will arise with respect to the Notes. Under the OID regulations, a holder of a Note issued with more than a de minimis amount of OID must include such OID in income on a constant yield basis.  Except as provided below for Notes with a maturity of not more than one year (a “Short-Term Note”), stated interest does not have to be accrued under the OID regulations unless it fails to qualify as qualified stated interest.  Qualified stated interest is interest that is required to be paid at least annually and either reasonable legal remedies exist to compel timely payment or the terms of the instrument otherwise make late payment or not payment sufficiently remote.  It is possible that interest payable on the Notes, as well as any discount from par value, will constitute OID because late payment or nonpayment of interest would not be regarded as subject to penalties or to reasonable remedies to compel payment. Were the Notes treated as being issued with OID, the principal consequence would be that noteholders using the cash basis method of accounting would be required to report interest income from the Notes on an accrual basis. Subject to a de minimis rule for discounts, in any event, a purchaser who buys a Note for more or less than its issue price will generally be subject, respectively, to the premium amortization or market discount rules of the Code.

A holder of a Short-Term Note may be subject to special rules. An accrual basis holder of a Short-Term Note (and certain cash method holders, including regulated investment companies, as set forth in Section 1281 of the Code) generally would be required to report interest income as interest accrues on a straight-line basis over the term of each interest period. Cash basis holders of a Short-Term Note would, in general, be required to report interest income as interest is paid (or, if earlier, upon the taxable disposition of the Short-Term Note). However, a cash basis holder of a Short-Term Note reporting interest income as it is paid may be required to defer a portion of any interest expense otherwise deductible on indebtedness incurred to purchase or carry the Short- Term Note until the taxable disposition of the Short-Term Note. A cash basis taxpayer may elect under Section 1281 of the Code to accrue interest income on all nongovernment debt obligations with a term of one year or less, in which case the taxpayer would include interest on the Short- Term Note in income as it accrues, but would not be subject to the interest expense deferral rule referred to in the preceding sentence. Certain special rules apply if a Short-Term Note is purchased for more or less than its principal amount.

Sale or Exchange of Notes by U.S. Noteholders

If a Note is sold or exchanged, the seller will recognize gain or loss equal to the difference between the amount realized upon the sale or exchange (excluding an amount equal to accrued interest not previously included in income by the holder) and the holder’s adjusted basis in the Note. The adjusted basis of a Note will equal its cost, increased by any interest, OID, and market discount  includible in income with respect to the Note prior to its sale, and reduced by any principal payments previously received with respect to the Note and any bond premium amortization previously applied to offset interest income. Except to the extent of any accrued market discount not previously included in income, the gain or loss recognized on the sale or exchange of a Note will generally be capital gain or loss if the Note was held as a capital asset and will be long-term capital gain or loss if the Note was held by the U.S. Noteholder for the requisite holding period at the time of the disposition.

Recently Enacted Legislation – Medicare Tax

Recently enacted legislation will impose an additional 3.8% tax on the net investment income (which includes interest and net capital gains) of certain investors, including individuals, trusts and estates, for taxable years beginning after December 31, 2012.

Non-U.S. Note Owners

As described above, Tax Counsel will render its opinion that the Notes will properly be classified as debt for federal income tax purposes. If the Notes are so treated:

(a)
interest paid to a nonresident alien or foreign corporation or partnership would be exempt from U.S. withholding taxes (including backup withholding taxes), provided the holder complies with applicable certification requirements (and neither actually or constructively owns 10% or more of the voting stock of the Depositor nor is a controlled foreign corporation with respect to the Depositor nor is an individual who ceased being a U.S. citizen or long-term resident for tax avoidance purposes). Applicable certification requirements will be satisfied if there is delivered (and updated and re-executed as required) to a securities clearing organization (or bank or other financial institution that holds Notes on behalf of the customer in the ordinary course of its trade or business), (i) IRS Form W-8BEN signed under penalty of perjury by the beneficial owner of the Notes stating that the holder is not a U.S. person and providing such holder’s name and address, (ii) IRS Form W-8BEN signed by the beneficial owner of the Notes or such owner’s agent claiming exemption from withholding under an applicable tax treaty or (iii) IRS Form W-8ECI signed by the beneficial owner of the Notes or such owner’s agent claiming exception from withholding of tax on income connected with the conduct of a trade or business in the United States; provided that in any such case (x) the applicable form is delivered pursuant to applicable procedures and is properly transmitted to the United States entity otherwise required to withhold tax and (y) none of the entities receiving the form has actual knowledge that the holder is a U.S. person or that any certification on the form is false;

(b)
a holder of a Note who is a nonresident alien or foreign corporation will not be subject to United States federal income tax on gain realized on the sale, exchange or redemption of such Note provided that (i) such gain is not effectively connected to a trade or business carried on by the holder in the United States, (ii) in the case of a holder that is an individual, such holder neither is present in the United States for 183 days or more during the taxable year in which such sale, exchange or redemption occurs, nor ceased being a U.S. citizen or long-term resident for tax avoidance purposes and (iii) in the case of gain representing accrued interest, the conditions described in clause (a) are satisfied; and

(c)
a Note held by an individual who at the time of death is a nonresident alien will not be subject to United States federal estate tax as a result of such individual’s death if, immediately before his death (i) the individual did not actually or constructively own 10% or more of the voting stock of the Depositor, (ii) the holding of such Note was not effectively connected with the conduct by the decedent of a trade or business in the United States and (iii) the individual did not cease being a U.S. citizen or long-term resident for tax avoidance purposes.

In the case of Notes held by a Non-U.S. Note Owner treated as a partnership or certain nominees, (x) the certification described in clause (a) above must be provided by the partners or beneficiaries rather than by the foreign partnership and (y) the partnership must provide certain information. A look-through rule would apply in the case of tiered partnerships. Non-U.S. Note Owners are urged to consult their own tax advisors concerning the application of the certification requirements.

If the IRS were to contend successfully that some or all of the Notes were equity interests in a partnership (not taxable as a corporation), a holder of such a Note that is a nonresident alien or foreign corporation might be required to file a U.S. individual or corporate income tax return and pay tax on its share of partnership income at regular U.S. rates, including in the case of a corporation the branch profits tax (and would be subject to withholding tax on its share of partnership income). In addition, if the Notes are equity interests in a partnership, an individual holder that is a nonresident alien at death may be required to include the value of the Notes in such holder’s gross estate (unless otherwise provided in an applicable treaty). If some or all of the Notes are recharacterized as equity interests in a “publicly traded partnership” taxable as a corporation, to the extent distributions of such Notes were treated as dividends, a nonresident alien individual or foreign corporation generally would be taxed on the gross amount of such dividends (and subject to withholding) at a rate of 30% unless such rate were reduced by an applicable treaty. In addition, an individual holder that is a nonresident alien at death would be required to include the value of such Note in such holder’s gross estate (unless otherwise provided in an applicable treaty).

FATCA Withholding

In addition to the rules described above regarding the potential imposition of U.S. withholding taxes on payments to non-U.S. persons, withholding taxes could also be imposed under the new Foreign Account Tax Compliance Act (“FATCA”) regime.  FATCA was enacted in the United States in 2010 as part of the “Hiring Incentives to Restore Employment (HIRE) Act” as a way to encourage tax reporting and compliance with respect to ownership of assets by U.S. persons through foreign accounts.  Under FATCA, foreign financial institutions (defined broadly and including entities not organized under U.S. law that are primarily in the business of investing or trading in securities such as hedge funds, private equity funds, mutual funds, securitization vehicles and other investment vehicles) must comply with new information gathering and reporting rules with respect to their U.S. account holders and investors and enter into agreements with the IRS pursuant to which such foreign financial institutions must gather and report certain information to the IRS and withhold U.S. taxes from certain payments made by them in order to avoid 30% withholding on all payments, including principal payments.  The FATCA provisions apply generally to debt instruments issued after March 18, 2012, however the IRS recently issued proposed regulations that, if finalized in their current form, would “grandfather” any debt instrument that is outstanding on January 1, 2013.  Foreign financial institutions that fail to comply with the FATCA requirements will be subject to a new 30% withholding tax on U.S. source payments from non-grandfathered obligations made to them after December 31, 2013, including interest, OID and (for payments on such obligations after December 31, 2016) gross proceeds from the sale of any equity or debt instruments of U.S. issuers.  Payments of U.S. source interest to foreign non-financial entities on non-grandfathered obligations after December 31, 2013 (and payments of gross proceeds on such obligations after December 31, 2016) will also be subject to a withholding tax of 30% unless the entity certifies that it does not have any substantial U.S. owners or provides the name, address and tax identification number of each substantial U.S. owner.  The new FATCA withholding tax will apply regardless of whether the payment would otherwise be exempt from U.S. nonresident withholding tax (e.g., under the portfolio interest exemption or as capital gain) and regardless of whether the foreign financial institution is the beneficial owner of such payment.

Information Reporting and Backup Withholding

Backup withholding of U.S. federal income tax may apply to payments made in respect of a Note to a registered owner who is not an “exempt recipient” and who fails to provide certain identifying information (such as the registered owner’s taxpayer identification number) in the manner required. Generally, individuals are not exempt recipients whereas corporations and certain other entities are exempt recipients. Payments made in respect of a U.S. Noteholder must be reported to the IRS, unless the U.S. Noteholder is an exempt recipient or otherwise establishes an exemption. Compliance with the identification procedures (described in the preceding section) would establish an exemption from backup withholding for a Non-U.S. Note Owner who is not an exempt recipient.

In addition, upon the sale of a Note to (or through) a “broker,” the broker must withhold on the entire purchase price, unless either (i) the broker determines that the seller is a corporation or other exempt recipient or (ii) the seller provides certain identifying information in the required manner, and in the case of a Non-U.S. Note Owner certifies that the seller is a Non-U.S. Note Owner (and certain other conditions are met). Such a sale must also be reported by the broker to the IRS, unless either (i) the broker determines that the seller is an exempt recipient or (ii) the seller certifies its non-U.S. status (and certain other conditions are met). Certification of the registered owner’s non-U.S. status normally would be made on Form W-8BEN under penalty of perjury, although in certain cases it may be possible to submit other documentary evidence. As defined by Treasury regulations, the term “broker” includes all persons who stand ready to effect sales made by others in the ordinary course of a trade or business, as well as brokers and dealers registered as such under the laws of the United States or a state. These requirements generally will apply to a U.S. office of a broker, and the information reporting requirements generally will apply to a foreign office of a U.S. broker as well as to a foreign office of a foreign broker (i) that is a controlled foreign corporation within the meaning of section 957(a) of the Code or (ii) 50 percent or more of whose gross income from all sources for the three year period ending with the close of its taxable year preceding the payment (or for such part of the period that the foreign broker has been in existence) was effectively connected with the conduct of a trade or business within the United States.

Any amounts withheld under the backup withholding rules from a payment to a noteholder would be allowed as a refund or a credit against such noteholder’s U.S. federal income tax, provided that the required information is furnished to the IRS.

State and Local Tax Considerations

Potential noteholders should consider the state and local income tax consequences of the purchase, ownership and disposition of the Notes. State and local income tax laws may differ substantially from the corresponding federal law, and this discussion does not purport to describe any aspect of the income tax laws of any state or locality. Therefore, potential noteholders should consult their own tax advisors with respect to the various state and local tax consequences of an investment in the Notes.

ERISA Considerations

Section 406 of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”) prohibit pension, profit-sharing and other employee benefit plans, as well as individual retirement accounts and certain types of Keogh Plans from engaging in certain transactions with persons that are “parties in interest” under ERISA or “disqualified persons” under the Code with respect to such Plan. Title I of ERISA also requires that fiduciaries of an employee benefit plan subject to ERISA make investments that are prudent, diversified (except if prudent not to do so) and in accordance with governing plan documents. Under ERISA, any person who exercises any authority or control with respect to the management or disposition of the assets of an employee benefit plan is considered to be a fiduciary of such plan (subject to certain exceptions not here relevant). A violation of these “prohibited transaction” rules and fiduciary requirements may result in liability under ERISA and the Code for such persons.

Prohibited Transactions

The prohibited transaction provisions of ERISA and Section 4975 of the Code (“Prohibited Transactions”) generally restrict a broad range of transactions directly or indirectly involving any employee benefit plans or plans or any entity which may be deemed to hold assets of any such plans (collectively, “Plans”), and any “party in interest” or “disqualified person” (as those terms are defined in ERISA or Section 4975 of the Code, respectively) with respect to such Plans. In particular, a sale or exchange of property or an extension of credit between a Plan and a party in interest or disqualified person with respect to such Plan might constitute a Prohibited Transaction unless an exemption applies. In the case of indebtedness, the prohibited transaction provisions continually apply throughout the term of such indebtedness (and not only on the date of the initial borrowing). An excise tax is imposed under Section 4975 of the Code upon any disqualified person which engages in a non-exempt Prohibited Transaction, and penalties or other liabilities may be imposed under ERISA upon any fiduciary which causes a Plan to engage in a transaction that the fiduciary knows or should know constitutes a Prohibited Transaction or upon certain other persons who were involved in the Prohibited Transaction.

Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA) and certain church plans (as defined in Section 3(33) of ERISA) are not subject to ERISA requirements; however, such plans may be subject to comparable state or local law restrictions (“Similar Law”).  Plans, together with such plans, are collectively referred to as “Benefit Plans”.

“Look-through” Rule under the Plan Assets Regulation

The United States Department of Labor (the “DOL”) has issued a regulation (the “Plan Assets Regulation”) describing what constitutes the assets of a Plan when the Plan acquires an equity interest in another entity. Under a “look-through” rule set forth in the Plan Assets Regulation, the underlying assets owned by an entity (such as the Issuing Entity) in which a Plan has an equity interest might be treated as if they were plan assets of such Plan. If a class of Notes is treated as equity interests for purposes of the Plan Assets Regulation, the assets of the Issuing Entity might be treated as “plan assets” of Plans that acquire or hold such Notes unless an exception to the look-through rule under the Plan Assets Regulation applies. However, the Plan Assets Regulation provides that an instrument treated as indebtedness under applicable local law and which has no substantial equity features is not treated as an equity interest for purposes of such Regulation as of any date of determination.

Treatment of Notes as Debt

Although there is little guidance on the subject, the Notes should be treated as indebtedness without substantial equity features for purposes of the Plan Assets Regulation.  This determination is based in part upon (i) tax counsel’s opinion that [Notes transferred on the Closing Date to parties unrelated to the initial holders of the Certificates will be classified as debt for U.S. federal income tax purposes] and (ii) the traditional debt features of the Notes, including the reasonable expectation of purchasers of the Notes that they will be repaid when due, as well as the absence of conversion rights, warrants and other typical equity features.  Based upon the foregoing and other considerations, subject to the considerations described below, the Notes may be purchased by a Plan.

However, without regard to whether the Notes are treated as an equity interest for purposes of the Regulation, the acquisition or holding of the Notes by or on behalf of a Plan could be considered to give rise to a Prohibited Transaction in the event that the Issuing Entity becomes 50% owned by a disqualified person or party in interest with respect to a Plan, the Issuing Entity itself, as an entity owned by party in interest, may be deemed a party in interest with respect to a Plan and a Prohibited Transaction may be deemed to occur by reason of the extension of credit by a particular Plan to a party in interest, among other things. The Depositor can make no assurances that equity interests in the Issuing Entity will not be purchased by a party in interest to any particular Plan.  Certain exemptions from the prohibited transaction rules could be applicable to the purchase and holding of the Notes by a Plan depending on the type and circumstances of the plan fiduciary making the decision to acquire such Notes. Included among these exemptions are: Prohibited Transaction Class Exemption (“PTCE”) 96-23, regarding transactions effected by “in-house asset managers”; PTCE 95-60, regarding investments by insurance company general accounts; PTCE 91-38, regarding investments by bank collective investment funds; PTCE 90-1, regarding investments by insurance company pooled separate accounts; PTCE 84-14, regarding transactions effected by “qualified professional asset managers”; and PTCE 75-1 regarding transactions effected by broker-dealers or the non-fiduciary service provider exemptions under Section 408(b)(17) of ERISA and Section 4975(d)(2) of the Code.

By acquiring a Note, each purchaser will be deemed to represent that either (i) it is not acquiring the Notes with the assets of a Benefit Plan; or (ii) the acquisition and holding of the Notes will not (A) give rise to a nonexempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code by reason of an applicable exemption or (B) cause a non-exempt violation of any Similar Law.

The Notes may not be purchased with the assets of a Plan if the Depositor, the Sponsor, Servicer and Administrator, the Indenture Trustee, the Owner trustee, the Vehicle Trustee, any underwriter or any of their affiliates (a) has investment or administrative discretion with respect to such Plan assets; (b) has authority or responsibility to give, or regularly gives, investment advice with respect to such Plan assets for a fee and pursuant to an agreement or understanding that such advice (i) will serve as a primary basis for investment decisions with respect to such Plan assets and (ii) will be based on the particular investment needs for such Plan; or (c) is an employer maintaining or contributing to such Plan, unless such purchase and holding of the Notes would be covered by an applicable prohibited transaction exemption.

Prospective Plan investors should consult with their legal advisors concerning the impact of ERISA and Section 4975 of the Code or any Similar Law, the effect of the assets of the Issuing Entity being deemed “plan assets” and the applicability of any applicable exemption prior to making an investment in the Notes.   Each Plan fiduciary should determine whether under the fiduciary standards of investment prudence and diversification, an investment in the Notes is appropriate for the Plan, also taking into account the overall investment policy of the Plan and the composition of the Plan’s investment portfolio.

Ratings of the Notes

The Depositor expects that the Notes will receive credit ratings from the Rating Agencies. None of the Sponsor, Depositor, Servicer, Administrator, Indenture Trustee, Owner Trustee or any of their affiliates will be required to monitor any changes to the ratings on the Notes.

Plan of Distribution

Subject to the terms and conditions set forth in an underwriting agreement relating to the Notes, the Depositor has agreed to sell to the underwriters named below, for whom [_________] is acting as representative, and the underwriters have agreed to purchase, severally but not jointly, the following principal amounts of the Notes.

Underwriter	Class A-1 Notes	Class A-2[a] Notes	[Class A-2b] Notes]	Class A-3 Notes	Class A-4 Notes	Class B Notes
[__________]
[__________]
[__________]
[__________]
[__________]
Total

The underwriting agreement provides, subject to conditions precedent, that the underwriters will be obligated to purchase all the Notes if any are purchased. The underwriting agreement provides that if there is an event of default by an underwriter, in some circumstances the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

The Depositor has been advised that the underwriters propose initially to offer the Notes to the public at the respective offering prices set forth on the cover hereof and to certain dealers at such prices less a selling concession not to exceed the percentage of the principal amount of the Notes set forth below, and that the underwriters may allow and such dealers may reallow a reallowance discount not to exceed the percentage of the principal amount of the Notes set forth below.  After the initial public offering of the Notes, the public offering prices and concessions referred to in this paragraph may change.

Class of Notes	Selling Concession	Reallowance Discount
Class A-1
Class A-2[a]
[Class A-2b]
Class A-3
Class A-4
Class B

The Depositor and BMW FS have jointly and severally agreed to indemnify the underwriters against certain liabilities, including civil liabilities under the Securities Act of 1933, as amended, or contribute to payments which the underwriters may be required to make in respect thereof.

In the ordinary course of their respective businesses, the underwriters and their respective affiliates have engaged and may engage in various financial advisory, investment banking and commercial banking transactions from time to time with BMW FS and its affiliates.  The Issuing Entity may, from time to time, invest funds in the SUBI Collection Account or the Reserve Fund in Permitted Investments (as defined in this prospectus) acquired from the underwriters.

The Notes are new issues of securities with no established trading market.  The underwriters may or may not make a market in the Notes, and any such market-making may be discontinued at any time without notice at the sole discretion of the underwriters.  Accordingly, no assurance can be given as to the liquidity of, or trading markets for, the Notes of any class.

In connection with the offering of the Notes, the underwriters may engage in overallotment, stabilizing transactions and syndicate covering transactions.  Overallotment involves sales in excess of the offering size which creates a short position for the underwriters.  Stabilizing transactions involve bids to purchase the Notes in the open market for the purpose of pegging, fixing or maintaining the price of the Notes.  Syndicate covering transactions involve purchases of the Notes in the open market after the distribution has been completed in order to cover short positions.  Stabilizing transactions and syndicate covering transactions may cause the price of the Notes to be higher than it would otherwise be in the absence of those transactions.  If the underwriters engage in stabilizing or syndicate covering transactions, they may discontinue them at any time.

Upon receipt of a request by an investor who has received an electronic prospectus from an underwriter or a request by that investor’s representative within the period during which there is an obligation to deliver a prospectus, BMW FS, the Depositor or the underwriters will promptly deliver, or cause to be delivered, without charge, a paper copy of the prospectus.

Notice to Investors

Selling Restrictions Addressing Additional United Kingdom Securities Laws

Each underwriter will represent that:

•
it has only communicated or caused to be communicated, and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended (the “FSMA”)) received by it in connection with the issue or sale of the Notes in circumstances in which Section 21(1) of the FSMA does not apply to the Issuing Entity; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

Notice To Residents Of The European Economic Area

This prospectus is not a prospectus for purposes of the Prospectus Directive. This prospectus has been prepared on the basis that all offers of the Notes will be made pursuant to an exemption under the Prospectus Directive from the requirement to produce a prospectus in connection with a public offering of securities. Accordingly, any person making or intending to make any offer within the European Economic Area (the “EEA”) of Notes which are the subject of the offering contemplated in this prospectus should only do so in circumstances in which no obligation arises for the Issuing Entity or any of the Underwriters to produce a prospectus for such offers.  Neither the Issuing Entity nor the Underwriters have authorized, nor does it or they authorize, the making of any offer of the Notes through any financial intermediary, other than offers made by the Underwriters which constitute the final placement of the Notes contemplated in this prospectus.

Public Offer Selling Restriction Under The Prospectus Directive

In relation to each member state of the European Economic Area (each, a “Member State”), each Underwriter has represented and agreed that it has not made and will not make an offer of Notes which are the subject of the offering contemplated by this prospectus to the public in that Member State other than:

(a)           to any legal entity which is a “qualified investor” as defined in the Prospectus Directive;

(b)           to fewer than 150 natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive) subject to obtaining the prior consent of the lead Underwriter; or

(c)           in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided, that no such offer of Notes shall require the Issuing Entity or any Underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this prospectus, (i) the expression “an offer of Notes to the public” in relation to any Notes in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe to the Notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State; (ii) the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amendment Directive) and includes any relevant implementing measure in each Member State; and (iii) the expression “2010 PD Amendment Directive” means Directive 2010/73/EU.

EU Risk Retention and Due Diligence Requirements

Articles 404-410 of Regulation (EU) No. 575/2013 of the European Parliament and of the Council of June 26, 2013, known as the Capital Requirements Regulation (“CRR”), place certain restrictions on the ability of a credit institution or investment firm regulated by the national authorities of a member state of the European Economic Area (“EEA”) and its affiliates to invest in securitizations (as defined in the CRR). These Articles, which came into effect in all member states of the European Union on January 1, 2014, replace and in some respects amend Article 122a of Directive 2006/48/EC (as amended by Directive 2009/111/EC), known as Article 122a of the Capital Requirements Directive or “CRD Article 122a.”  Furthermore, the previous guidelines on the application of CRD Article 122a have been replaced by (i) the Commission Delegated Regulation (EU) No 625/2014 of March 13, 2014, which came into effect on July 3, 2014, supplementing Regulation (EU) No 575/2013 by way of regulatory technical standards, and (ii) the Commission Delegated Regulation (EU) No 602/2014, which came into effect on June 25, 2014. The CRR has direct effect in EU member states and is expected to be implemented by national legislation or rulemaking in the other EEA countries.

CRR Article 405 allows such credit institutions and investment firms and their affiliates to invest in securitizations only if the sponsor, the originator or the original lender has disclosed to investors that it will retain, on an ongoing basis, a specified minimum net economic interest in the securitization transaction. Prior to investing in a securitization, and while it holds that investment, the credit institution or investment firm or its affiliate must also be able to demonstrate that, among other things, it has a comprehensive and thorough understanding of the securitization transaction and its structural features by satisfying the due diligence requirements and ongoing monitoring obligations of CRR Article 406.  Under CRR Article 407, an institution that fails to comply with the requirements of CRR Article 405 or 406 will be subject to an additional regulatory capital charge.

Article 17 of EU Directive 2011/61/EU on Alternative Investment Fund Managers (the “AIFMD”) and Chapter III, Section 5 of Regulation 231/2013 supplementing the AIFMD (the “AIFM Regulation'”), introduced risk retention and due diligence requirements (which took effect from July 22, 2013 in general) in respect of alternative investment fund managers (“AIFMs”) that are required to become authorized under the AIFMD. While the requirements applicable to AIFMs under Chapter III, Section 5 of the AIFM Regulation are similar to those which apply to credit institutions and investment firms under CRR Articles 405-406, they are not identical and, in particular additional due diligence obligations apply to AIFMs.  The risk retention and ongoing monitoring and diligence requirements of CRR Articles 404-410, AIFMD Article 17, Chapter III, Section 4 of the AIFM Regulation

and any similar requirements which may be imposed on other investors or investment managers subject to regulation by the national authorities of a member state of the EEA, are collectively referred to in this prospectus supplement as “Retention Rules.”   The Retention Rules, to the extent they have been or may in the future be implemented, may apply to investments in securities already issued, including the Notes offered by this prospectus supplement.

Requirements similar to those set out in CRR Articles 405-406, AIFMD Article 17 and Chapter III, Section 5 of the AIFM Regulation are expected to be implemented in the future for insurance and reinsurance companies and undertakings for collective investment in transferable securities (UCITS). When implemented, such requirements may apply to investment in securities already issued, including the Notes offered hereby.

None of the Sponsor, the Depositor nor any of their respective affiliates is obligated to retain a material net economic interest in the securitization described in this prospectus supplement and the accompanying prospectus or to provide any additional information that may be required to enable a credit institution, investment firm, alternative investment fund manager or other investor to satisfy the due diligence and monitoring requirements of any Retention Rules.

With respect to an investment in the Notes, a failure by a credit institution or investment firm regulated by the national authorities of a member state of the EEA, or an affiliate thereof, or by any other investor, investment fund or investment manager that is or may become subject to Retention Rules, to comply with one or more requirements for an investment in a securitization set forth in the applicable Retention Rules may result in the imposition of a penalty regulatory capital charge on the securities acquired by or on behalf of that investor or of other regulatory sanctions. In addition, Retention Rules and any other changes to the regulation or regulatory treatment of the Notes, whether in the United States, EU or elsewhere, may negatively impact the regulatory position of affected investors and/or investment managers and have an adverse impact on the value and liquidity of the Notes.  Potential investors or purchasers of the Notes should analyze their own regulatory position, and are encouraged to consult with their own investment and legal advisors regarding compliance with any applicable Retention Rules or other applicable regulations and the suitability of the Notes for investment.

Legal Opinions

In addition to the legal opinions described in this prospectus, legal matters relating to the Notes and federal income tax and other matters will be passed upon for the Issuing Entity by Morgan, Lewis & Bockius LLP.  Certain legal matters will be passed upon for the underwriters by Sidley Austin LLP.

Index of Principal Terms

Set forth below is a list of capitalized terms used in this prospectus and the pages on which the definitions of those terms may be found.
Term	Page(s)	Term	Page(s)

[__]% Prepayment Assumption	98	Depositaries	89
[Swap][Cap] Agreement	130	Depositor	46
[Swap][Cap] Counterparty	130	Determination Date	92
2010 PD Amendment Directive	153	Disposition Expenses	112
2015-1 SUBI	46	Dodd-Frank Act	22, 136
ABS	97	DOL	149
Accrual Period	81	DTC	104, A-1
Actuarial Payoff	67	Due Date	61
Administration Agreement	48	Early Termination Cost	67
Administrator	48	EEA	152
Advance	108	Eligible Account	107
Aggregate Securitization Value	83	End of Lease Term Liability	112
ALG Residual Value	74	ERISA	149
ARR Receivables	84	Euroclear	88, A-1
Asset Representations Review	84	Euroclear Operator	91
Available Funds	92	Euroclear Participants	89
Available Funds Shortfall Amount	92	Excess Mileage Payments	62
Bankruptcy Code	133	Excess Wear and Use Payments	62
Benefit Plans	149	Exchange Act	104
BMW Facility Partners	57	FATCA	148
BMW FS	50	FDIC	136
BMW LP	46	FDIC Counsel	136
Business Day	82	FICO Score	71
Cede	104	Final Scheduled Payment Date	96
Centers	46	First Priority Principal Distribution Amount	82, 83
Certificate Distribution Account	107	Fixed Rate Notes	80
Certificate Owners	144	Floating Rate Notes	81
Certificateholders	46	FSMA	152
Certificates	46	Global Securities	A-1
chattel paper	138	Indenture	47
Clearstream, Luxembourg	88, A-1	Indenture Default	115
Clearstream, Luxembourg Participants	89	Indenture Trustee	47
Closing Date	47	Initial Deposit	95
Code	143, 149	Initial Lease Balance	66
Collateral	50	Initial Note Balance	46
Collection Period	92	Insolvency Laws	133
Collections	108	Insurance Proceeds	112
Contingent and Excess Liability Insurance	62	Investment Company Act	21
Contract Residual Value	75	IRS	143
Cooperative	91	Issuer SUBI Certificate Transfer Agreement	66
CPO	64	Issuing Entity	46
CRR	24	Lease Balance	66
CSSF	91	lease contracts	59
Cutoff Date	65	Lease Default	67
Daily Advance Reimbursement	109	Lease Rate	66
Dealer Agreement	59	Leased Vehicles	56
Defaulted Lease	76	Leases	56
Defaulted Vehicle	111	Lemon Law	142
Definitive Notes	80	LIBOR	81
Deposit Date	69	LIBOR Determination Date	81

Liquidated Lease	76	Reserve Fund Draw Amount	95
LKE Program	64	Reserve Fund Requirement	96
London Business Day	82	Residual Value Loss Vehicle	94
Matured Vehicle	111	Residual Value Losses	123
Maturity Date	67	Rule 193 Information	79
Member State	153	Sales Proceeds	112
Monthly Payment	66	Sales Proceeds Advance	109
Monthly Payment Advance	109	SEC	vi
Monthly Remittance Condition	108	Securities	46
New Lease Incentives	64	Securities Act	104
Non-U.S. Note Owner	144	Securitization Rate	75
Non-U.S. Person	A-3	Securitization Value	75
Note Balance	83	Securityholders	46
Note Distribution Account	107	Servicer	47
Note Distribution Amount	123	Servicer Default	125
Note Factor	104	Servicing Agreement	48
Note Owners	144	Servicing Fee	109, 121
Noteholders	46	Similar Law	149
Notes	46	Specified Leases	46
OID	146	Specified Vehicles	46
OLA	136	Sponsor	47
Optional Purchase	110	SUBI Assets	46
Optional Purchase Price	110	SUBI Certificate	46
Other SUBI	46	SUBI Certificate Transfer Agreement	66
Other SUBI Assets	57	SUBI Collection Account	106
Other SUBI Certificates	56	SUBI Supplement	65
Overcollateralization Target Amount	95	SUBI Trust Agreement	65
Owner Trustee	47	Swap Termination	131
Payment Date	82	Targeted Note Balance	83
Payment Date Advance Reimbursement	94	Tax Counsel	143, 145
Permitted Investments	106	Term Extension	64
Plan Assets Regulation	149	Termination Proceeds	112
Plans	149	Terms and Conditions	91
Prepayment Assumption	97	TIA	118
Principal Distribution Amount	82	Total Loss Payoff	112
Prohibited Transactions	149	Transaction Documents	47
Prospectus Directive	153	Transportation Act	44
PTCE	150	Trust	46
Purchase Option Price	67	Trust Agreement	47
Rating Agencies	47	Trust Estate	48
Rating Agency	47, 54	Trustees	54
Reallocation Payment	69	U.S. Noteholder	144
Receivables	50	U.S. Person	144
Record Date	82	UCC	59
Recovery Proceeds	112	User-Lessee	49
Redemption Price	110	UTI	46
Reference Banks	81	UTI Assets	57
Regular Principal Distribution Amount	83	UTI Beneficiary	46
Regulations	143	UTI Certificates	56
Relief Act	27, 142	Vehicle Trust	46
Rent Charge	66	Vehicle Trust Agreement	56
replacement vehicles	64	Vehicle Trust Assets	56
Required Deposit Rating	107	Vehicle Trustee	56
Reserve Fund	95

Appendix A

Static Pool Information

BMW Financial Services NA, LLC
20[__] New BMW Lease Portfolio
Static Pool Data
Delinquency and Loss Experience

Composition of Original Pool Receivables
Closing Date	[December 31, 20[__]]	Original Term
Cutoff Date	[December 31, 20[__]]	Weighted Average Original Term
Number of Receivables		Longest Original Term
Aggregate Principal Balance		Shortest Original Term
Remaining Term
Original Principal Balance		Weighted Average Remaining Term
Average Original Principal Balance	$	Longest Remaining Term
Highest Original Principal Balance	$	Shortest Remaining Term
Lowest Original Principal Balance	$	Composition of Top 5 States
Annual Percentage Rate (APR)		[________]
Weighted Average APR	%	[________]
[________]
[________]
[________]

Percentage New and Used Composition		Weighted Average FICO
New	%
Used	%

App-A-1

Month	Date	End of Period Aggregate Securitization Value ($)	31 - 60 Days Delinquent ($)	% by $ of Ending Aggregate Securitization Value	61 - 90 Days Delinquent ($)	% by $ of Ending Aggregate Securitization Value	91 - 120 Days Delinquent ($)	% by $ of Ending Aggregate Securitization Value	121 - 150 Days Delinquent ($)	% by $ of Ending Aggregate Securitization Value	151+ Days Delinquent ($)	% by $ of Ending Aggregate Securitization Value	Cumulative Net Credit Gain/(Loss) ($)	% by $ of Original Aggregate Securitization Value	Cumulative Net Residual Gain/(Loss) ($)	% by $ of Original Aggregate Securitization Value	Prepayments ($)(1)
1	[________]
2	[________]
3	[________]
4	[________]
5	[________]
6	[________]
7	[________]
8	[________]
9	[________]
10	[________]
11	[________]
12	[________]
13	[________]
14	[________]
15	[________]
16	[________]
17	[________]
18	[________]
19	[________]
20	[________]
21	[________]
22	[________]

(1) Data presented under “Prepayments ($)” represents the actual prepayments received for the related month, discounted at the securitization rate.

App-A-2

BMW Financial Services NA, LLC
BMW Vehicle Lease Trust 20[__]-[_] Portfolio
Static Pool Data
Delinquency and Loss Experience
Composition of Original Pool Receivables

Closing Date	[____], 20[__]	Original Number of Monthly Payments
Cutoff Date	[____], 20[__]	Weighted Average Original Number of Monthly Payments*
Number of Receivables		Maximum Number of Monthly Payments
Aggregate Securitization Value	$	Minimum Number of Monthly Payments
Aggregate ALG Residual Value	$
Aggregate ALG Residual Value as a percentage of Aggregate Securitization Value	%

Remaining Number of Payments
Weighted Average Remaining Number of Payments*
Securitization Value of Receivables		Maximum Remaining Number of Payments
Average Securitization Value	$	Minimum Remaining Number of Payments
Highest Securitization Value	$	Composition of Top 5 States
Lowest Securitization Value	$	California	%
		Florida	%
ALG Residual Value		New York	%
Average Residual Value	$	New Jersey	%
Highest Residual Value	$	Texas	%
Lowest Residual Value	$
Weighted Average FICO
Percentage New and Used Composition
New	%

*Weighted by Securitization Value as of the Cutoff Date.

App-A-3

Month	Date	End of Period Aggregate Securitization Value ($)	31 - 60 Days Delinquent ($)	% by $ of Ending Aggregate Securitization Value	61 - 90 Days Delinquent ($)	% by $ of Ending Aggregate Securitization Value	91 - 120 Days Delinquent ($)	% by $ of Ending Aggregate Securitization Value	121 - 150 Days Delinquent ($)	% by $ of Ending Aggregate Securitization Value	151+ Days Delinquent ($)	% by $ of Ending Aggregate Securitization Value	Cumulative Net Credit Gain/(Loss) ($)	% by $ of Original Aggregate Securitization Value	Cumulative Net Residual Gain/(Loss) ($)	% by $ of Original Aggregate Securitization Value	Prepayments ($)(1)
1	[________]
2	[________]
3	[________]
4	[________]
5	[________]
6	[________]
7	[________]

(1) Data presented under “Prepayments ($)” represents the actual prepayments received for the related month, discounted at the securitization rate.

[To be inserted: Chart showing 60+ day delinquencies for static pools and delinquency trigger.]

App-A-4

ANNEX A

Global Clearance, Settlement and Tax Documentation Procedures

Except in specified circumstances, the globally offered Notes (the “Global Securities”) will be available only in book-entry form.  Investors in the Global Securities may hold the Global Securities through The Depository Trust Company (“DTC”), Clearstream Banking, societe anonyme (“Clearstream, Luxembourg”) or the Euroclear System (“Euroclear”).  The Global Securities will be tradable as home market instruments in both the European and U.S. domestic markets.  Initial settlement and all secondary trades will settle in same-day funds.

Secondary market trading between investors holding Global Securities through Clearstream, Luxembourg and Euroclear will be conducted in the ordinary way in accordance with their normal rules and operating procedures and in accordance with conventional eurobond practice (i.e., three calendar day settlement).

Secondary market trading between investors holding Global Securities through DTC will be conducted according to the rules and procedure applicable to U.S. corporate debt obligations and asset-backed securities issues.

Secondary cross-market trading between Clearstream, Luxembourg or Euroclear and DTC Participants holding securities will be effected on a delivery-against-payment basis through the depositaries of Clearstream, Luxembourg and Euroclear (in that capacity) and as DTC Participants.

Non-U.S. holders (as described below) of Global Securities will be subject to U.S. withholding taxes unless those holders meet specified requirements and deliver appropriate U.S. tax documents to the securities clearing organizations or their participants.

Initial Settlement

All Global Securities will be held in book-entry form by DTC in the name of Cede & Co. as nominee of DTC.  Investors’ interests in the Global Securities will be represented through financial institutions acting on their behalf as direct and indirect Participants in DTC.  As a result, Clearstream, Luxembourg and Euroclear will hold positions on behalf of their participants through their depositaries, which in turn will hold those positions in accounts as DTC Participants.

Investors electing to hold their Global Securities through DTC will follow DTC settlement practice.  Investor securities custody accounts will be credited with their holdings against payment in same-day funds on the settlement date.

Investors electing to hold their Global Securities through Clearstream, Luxembourg or Euroclear accounts will follow the settlement procedures applicable to conventional eurobonds, except that there will be no temporary global security and no “lock-up” or restricted period.  Global Securities will be credited to securities custody accounts on the settlement date against payment in same-day funds.

Secondary Market Trading

Since the purchaser determines the place of delivery, it is important to establish at the time of the trade where both the purchaser’s and seller’s accounts are located to ensure that settlement can be made on the desired value date.

Trading between DTC Participants.   Secondary market trading between DTC Participants will be settled using the procedures applicable to prior asset-backed securities issues in same-day funds.

Trading between Clearstream, Luxembourg and/or Euroclear Participants.  Secondary market trading between Clearstream, Luxembourg Participants or Euroclear Participants will be settled using the procedures applicable to conventional eurobonds in same-day funds.

Trading between DTC Depositor and Clearstream, Luxembourg or Euroclear Participants.  When Global Securities are to be transferred from the account of a DTC Participant to the account of a Clearstream, Luxembourg Participant or a Euroclear Participant, the purchaser will send instructions to Clearstream, Luxembourg or Euroclear through a Clearstream, Luxembourg Participant or Euroclear Participant at least one business day prior to settlement.  Clearstream, Luxembourg or Euroclear will instruct the respective Depositary, as the case may be, to receive the Global Securities against payment.  Payment will include interest accrued on the Global Securities from and including the last coupon payment date to and excluding the settlement date, on the basis of the actual number of days in that accrual period and a year assumed to consist of 360 days.  For transactions settling on the 31st of the month, payment will include interest accrued to and excluding the first day of the following month.  Payment will then be made by the respective Depositary to the DTC Participant’s account against delivery of the Global Securities.  After settlement has been completed, the Global Securities will be credited to the respective clearing system and by the clearing system, in accordance with its usual procedures to the Clearstream, Luxembourg Participant’s or Euroclear Participant’s account.  The securities credit will appear the next day (European time) and the cash debt will be back-valued to, and the interest on the Global Securities will accrue from, the value date (which would be the preceding day when settlement occurred in New York).  If settlement is not completed on the intended value date (i.e., the trade fails), the Clearstream, Luxembourg or Euroclear cash debt will be valued instead as of the actual settlement date.

Clearstream, Luxembourg Participants and Euroclear Participants will need to make available to the respective clearing systems the funds necessary to process same-day funds settlement.  The most direct means of doing so is to pre-position funds for settlement, either from cash on hand or existing lines of credit, as they would for any settlement occurring within Clearstream, Luxembourg or Euroclear.  Under this approach, they may take on credit exposure to Clearstream, Luxembourg or Euroclear until the Global Securities are credited to their accounts one day later.

As an alternative, if Clearstream, Luxembourg or Euroclear has extended a line of credit to them, Clearstream, Luxembourg Participants or Euroclear Participants can elect not to pre-position funds and allow that credit line to be drawn upon to finance settlement.  Under this procedure, Clearstream Bank Participants or Euroclear Participants purchasing Global Securities would incur overdraft charges for one day, assuming they clear the overdraft when the Global Securities are credited to their accounts.  However, interest on the Global Securities would accrue from the value date.  Therefore, in many cases the investment income on the Global Securities earned during that one-day period may substantially reduce or offset the amount of those overdraft charges, although this result will depend on each Clearstream, Luxembourg Participant’s or Euroclear Participant’s particular cost-of-funds.

Since the settlement is taking place during New York business hours, DTC Participants can employ their usual procedures for sending Global Securities to the respective European Depositary for the benefit of Clearstream, Luxembourg Participants or Euroclear Participants.  The sale proceeds will be available to the DTC seller on the settlement date.  Thus, to the DTC Participants a cross-market transaction will settle no differently than a trade between two DTC Participants.

Trading between Clearstream, Luxembourg or Euroclear Depositor and DTC Purchaser.  Due to time zone differences in their favor, Clearstream, Luxembourg Participants and Euroclear Participants may employ their customary procedures for transactions in which Global Securities are to be transferred by the respective clearing system, through the respective Depositary, to a DTC Participant.  The seller will send instructions to Clearstream, Luxembourg or Euroclear through a Clearstream, Luxembourg Participant or Euroclear Participant at least one business day prior to settlement.  In these cases, Clearstream, Luxembourg or Euroclear will instruct the Relevant Depositary, as appropriate, to deliver the Global Securities to the DTC Participant’s account against payment.  Payment will include interest accrued on the Global Securities from and including the last coupon payment to and excluding the settlement date on the basis of the actual number of days in that accrual period and a year assumed to consist of 360 days.  For transactions settling on the 31st of the month, payment will include interest accrued to and excluding the fast day of the following month.  The payment will then be reflected in the account of the Clearstream, Luxembourg Participant or Euroclear Participant the following day, and receipt of the cash proceeds in the Clearstream, Luxembourg Participant’s or Euroclear Participant’s account would be back-valued to the value date (which would be the preceding day, when settlement occurred in New York).  Should the Clearstream, Luxembourg Participant or Euroclear Participant have a line of credit with its respective clearing system and elect to be in debt in anticipation of receipt of the sale proceeds in its account, the back valuation will extinguish any overdraft incurred over that one-day period.  If settlement is not completed on the intended value date (i.e., the trade fails), receipt of the cash proceeds in the Clearstream, Luxembourg Participant’s or Euroclear Participant’s account would instead be valued as of the actual settlement date.

Finally, day traders that use Clearstream, Luxembourg or Euroclear and that purchase Global Securities from DTC Participants for delivery to Clearstream, Luxembourg Participants or Euroclear Participants should note that these trades would automatically fail on the sale side unless affirmative action were taken.  At least three techniques should be readily available to eliminate this potential problem:

1.
borrowing through Clearstream, Luxembourg or Euroclear for one day (until the purchase side of the day trade is reflected in their Clearstream, Luxembourg or Euroclear accounts) in accordance with the clearing system’s customary procedures;

2.
borrowing the Global Securities in the U.S. from a DTC Participant no later than one day prior to settlement, which would give the Global Securities sufficient time to be reflected in their Clearstream, Luxembourg or Euroclear account in order to settle the sale side of the trade; or

3.
staggering the value dates for the buy and sell sides of the trade so that the value date for the purchase from the DTC Participant is at least one day prior to the value date for the sale to the Clearstream, Luxembourg Participant or Euroclear Participant.

Material U.S. Federal Income Tax Documentation Requirements

A beneficial owner of Global Securities holding securities through Clearstream, Luxembourg or Euroclear (or through DTC if the holder has an address outside the U.S.) will be subject to withholding tax that generally applies to payments of interest (including original issue discount) on registered debt issued by U.S. Persons (as defined in this prospectus), unless (1) each clearing system, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business in the chain of intermediaries between that beneficial owner and the U.S. entity required to withhold tax complies with applicable certification requirements and (2) that beneficial owner takes one of the following steps to obtain an exemption or reduced tax rate:

Exemption for Non-U.S. Persons (Form W-8BEN and Form W-8BEN-E).  Beneficial owners of Global Securities that are individual Non-U.S. Persons generally can obtain a complete exemption from the withholding tax by filing a signed Form W-8BEN (Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding and Reporting (Individuals)) or applicable successor Form.  Non-individual beneficial owners of Global Securities that are Non-U.S. Persons can obtain a complete exemption from the withholding tax by filing a signed Form W-8BEN-E (Certificate of Status of Beneficial Owner for United States Tax Withholding and Reporting (Entities)).

Exemption for Non-U.S. Persons with effectively connected income (Form W-8ECI).  A Non-U.S. Person, including a non-U.S. corporation or bank with a U.S. branch, for which the interest income is effectively connected with its conduct of a trade or business in the United States, generally can obtain an exemption from the withholding tax by filing Form W-8ECI (Certificate of Foreign Person’s Claim for Exemption from Withholding of Tax on Income Effectively Connected with the Conduct of a Trade or Business in the United States).

Exemption or reduced rate for Non-U.S. Persons resident in treaty countries (Form W-8BEN and Form W-8BEN-E). Non-U.S. Persons residing in a country that has a tax treaty with the United States generally can obtain an exemption or reduced tax rate (depending on the treaty terms) by filing Form W-8BEN or Form W-8BEN-E, as applicable (claiming treaty benefits), or applicable successor form.  Form W-8BEN or Form W-8BEN-E, as applicable, may be filed by the Noteowners or an agent with legal authority to act on behalf of the Noteowners.

Exemption for U.S. Persons (Form W-9).  U.S.  Persons can obtain a complete exemption from the withholding tax by filing Form W-9 (Payer’s Request for Taxpayer Identification Number and Certification).

U.S. Federal Income Tax Reporting Procedure.  The beneficial owner of a Global Security files by submitting the appropriate form to the person through whom it holds (the clearing agency, in the case of persons holding directly on the books of the clearing agency.  A Form W-8ECI, Form W-8BEN and Form W-8BEN-E generally remains in effect for a period beginning on the date the form is signed and ending on the last day of the third succeeding year, absent a change in circumstances causing any information on the form to be incorrect.  However, under certain conditions a Form W-8BEN or Form W-8-BEN-E will remain in effect indefinitely until a change in circumstances occurs.  If the information shown on Form W-8ECI, Form W-8BEN or Form W-8BEN-E changes, a new form must be filed within 30 days of the change.

As used in the foregoing discussion, the term “Non-U.S. Person” means any person who is not a U.S. Person (as defined in this prospectus).

This summary does not deal with all aspects of U.S. federal income tax withholding that may be relevant to foreign holders of Global Securities.  It is suggested that investors consult their tax advisors for specific tax advice concerning their holding and disposing of Global Securities.

APPENDIX B

Assumed Cashflows

Modeling Assumption: The cashflow schedules appearing in the immediately following table were generated assuming (i) that the lessees make their remaining Monthly Payments starting in December 2014 and every month thereafter until all scheduled Monthly Payments are made and (ii) that the residual value of the Specified Vehicles is due the month following the last related Monthly Payment.

Period	Beginning Aggregate Securitization Value ($)	Monthly Payment ($)	Residual Value ($)
[________] 20[__]
[________] 20[__]
[________] 20[__]
[________] 20[__]
[________] 20[__]
[________] 20[__]
[________] 20[__]
[________] 20[__]
[________] 20[__]
[________] 20[__]
[________] 20[__]
[________] 20[__]
[________] 20[__]
[________] 20[__]
[________] 20[__]
[________] 20[__]
[________] 20[__]
[________] 20[__]
[________] 20[__]
[________] 20[__]
[________] 20[__]
[________] 20[__]
[________] 20[__]
[________] 20[__]
[________] 20[__]
[________] 20[__]
[________] 20[__]
[________] 20[__]
[________] 20[__]
[________] 20[__]
[________] 20[__]
[________] 20[__]
[________] 20[__]
[________] 20[__]
[________] 20[__]
[________] 20[__]
[________] 20[__]

B-1

BMW Auto Leasing LLC Depositor	BMW Vehicle Lease Trust 20[__]-[_] Issuing Entity
PROSPECTUS
BMW Financial
Services NA, LLC
Sponsor, Servicer and Administrator

Until [____], 20[__] (90 days after the date of this prospectus), all dealers effecting transactions in the notes, whether or not participating in this distribution, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.
Underwriters [_______] [_______] [_______] Co-Managers [_______] [_______]
[______], 20[__]

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 12.  Other Expenses of Issuance and Distribution.

The following is an itemized list of the estimated expenses to be incurred in connection with the offering of the securities being offered hereunder other than underwriting discounts and commissions:

Registration Fee	$*
Legal Fees and Expenses	$*
Accounting Fees and Expenses	$*
Rating Agency Fees	$*
Trustee’s Fees and Expenses	$*
Printing Expenses	$*
Miscellaneous	$*
Total	$*
* To be completed by amendment

Item 13.  Indemnification of Directors and Officers.

BMW AUTO LEASING LLC

Section 18-108 of the Limited Liability Company Act of Delaware empowers a limited liability company, subject to such standards and restrictions, if any, as are set forth in its limited liability company agreement, to indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever.  The Limited Liability Company Agreement (“LLC Agreement”) of BMW Auto Leasing LLC (the “Registrant”) provides that the Registrant shall defend, indemnify and save harmless each of its members from and against all claims, losses, damages, costs, expense, demands, liabilities, obligations, liens, encumbrances, rights of action or attorneys' fees sustained by reason of any act performed, or omitted to be performed, in good faith and without gross negligence or willful misconduct, within the scope of its authority expressly conferred by the LLC Agreement, to the fullest extent permitted by applicable law in effect on the date of the LLC Agreement and to such greater extent as applicable law may thereafter from time to time permit. Such indemnity shall not be construed to limit or diminish the coverage of each member under any insurance obtained by the Registrant and payment shall not be a condition precedent to any indemnification provided in the LLC Agreement.

Reference is also made to the form of Underwriting Agreement filed as Exhibit 1.1 hereto among the Registrant, BMW Financial Services, NA, LLC and the underwriters named therein, (see Exhibit 1.1), which provides for indemnification by and of the Registrant in certain circumstances.

Item 14.  Exhibits.

A list of exhibits filed herewith or incorporated by reference is contained in the Exhibit Index which is incorporated herein by reference.

Item 15.  Undertakings.

(a)           As to Rule 415: The undersigned registrant hereby undertakes:

(1)           To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)            To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)           To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.  Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)           To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) do not apply if the registration statement is on Form SF-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement;

Provided further, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on is for an offering of asset-backed securities on Form SF-3 and the information required to be included in a post-effective amendment is provided pursuant to Item 1100(c) of Regulation AB (17 CFR 229.1100(c)).

(2)           That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)           To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)           That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)           If the registrant is relying on Rule 430D of the Securities Act of 1933:

(A)            Each prospectus filed by the registrant pursuant to Rule 424(b)(3) and (h) of  the Securities Act shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)            Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) of the Securities Act as part of a registration statement in reliance on Rule 430D relating to an offering made pursuant to Rule 415(a)(1)(vii) or (a)(1)(x) of the Securities Act of 1933, as amended, for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430D for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.  Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5)            That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)            Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)           Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)           The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)           Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)            If the registrant is relying on Rule 430D under the Securities Act of 1933, as amended, with respect to any offering of securities registered on Form SF-3, to file the information previously omitted from the prospectus filed as part of an effective registration statement in accordance with Rules 424(h) and 430D under the Securities Act of 1933.

(b)               As to documents subsequently filed that are incorporated by reference:

The undersigned registrant hereby undertakes that, for purposes of determining any liability of the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934), that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)               As to indemnification:

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(d)               As to Rule 430A: The undersigned registrant hereby undertakes that:

(1)           For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)           For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e)           Undertaking in respect of qualification of Indentures under the Trust Indenture Act of 1939.

The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of section 310 of the Trust Indenture Act (“Act”) in accordance with the rules and regulations prescribed by the Commission under section 305(b)(2) of the Act.

(f)           The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 of a third party that is incorporated by reference in the registration statement in accordance with Item 1100(c)(1) of Regulation AB (17 CFR 229.1100(c)(1)) shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SF-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Woodcliff Lake, State of New Jersey, on May 7, 2015.

BMW AUTO LEASING LLC
(registrant)
By: BMW Financial Services NA, LLC, as member
By: /s/ Ritu Chandy
Name: Ritu Chandy
Title: Vice President - Finance and Chief Financial Officer
By: /s/ Stefan Glebke
Name: Stefan Glebke
Title: Treasurer

Know all men by these presents, that each person whose signature appears below constitutes and appoints each of Edward Robinson, Ritu Chandy Stefan Glebke, Ludwig Willisch and  Stefan Walmrath as his or her true and lawful attorney-in-fact and agent, with full powers of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign and to file any and all amendments, including post-effective amendments to this registration statement, with the U.S. Securities and Exchange Commission granting to said attorney-in-fact power and authority to perform any other act on behalf of the undersigned required to be done in connection therewith.  Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Edward A. Robinson Name: Edward A. Robinson	Chief Executive Officer of the Sole Member of BMW Auto Leasing LLC (Principal Executive Officer)	July 7, 2015
/s/ Ritu Chandy Name: Ritu Chandy	Vice President - Finance and Chief Financial Officer of the Sole Member of BMW Auto Leasing LLC (Principal Financial and Accounting Officer)	July 7, 2015
/s/ Stefan Glebke Name: Stefan Glebke	Treasurer of the Sole Member of BMW Auto Leasing LLC	July 7, 2015
/s/ Ludwig Willisch Name: Ludwig Willisch	President of the Sole Member of the Managing Member of BMW Auto Leasing LLC	July 7, 2015
/s/ Stefan Walmrath Name: Stefan Walmrath	Executive Vice President-Finance of the Sole Member of the Managing Member of BMW Auto Leasing LLC	July 7, 2015

 EXHIBIT INDEX
1.1	Form of Underwriting Agreement
3.1*	Certificate of Formation of BMW Auto Leasing LLC
3.2*	Limited Liability Company Agreement of BMW Auto Leasing LLC dated as of August 4, 2000 between BMW Financial Services NA, LLC and BMW FS Receivables Corporation
3.3*	BMW LP Agreement of Limited Partnership dated as of February 12, 1996 between BMW Facility Partners, Inc. and BMW Financial Services NA, Inc.
4.1	Form of Indenture between an issuing entity and the Indenture Trustee (including forms of Notes)
5.1	Opinion of Morgan, Lewis & Bockius LLP with respect to legality
5.2	Opinion of Richards, Layton & Finger, P.A. with respect to legality
8.1	Opinion of Morgan, Lewis & Bockius LLP with respect to federal income tax matters
10.1*	Amended and Restated Trust Agreement between BMW Manufacturing L.P. and the Vehicle Trustee
10.2	Form of Supplement to Amended and Restated Trust Agreement between BMW Manufacturing L.P. and the Vehicle Trustee (including form of the SUBI Certificates)
10.3*	Servicing Agreement between BMW Financial Services NA, LLC and Financial Services Vehicle Trust
10.4	Form of Supplement to Servicing Agreement between BMW Financial Services NA, LLC and Financial Services Vehicle Trust
10.5	Form of SUBI Certificate Transfer Agreement between BMW Manufacturing L.P. and BMW Auto Leasing LLC
10.6	Form of Issuer SUBI Certificate Transfer Agreement between BMW Auto Leasing LLC and an issuing entity
10.7	Form of Trust Agreement between BMW Auto Leasing LLC and the Owner Trustee
10.8	Form of Issuer Administration Agreement among BMW Financial Services NA, LLC, an issuing entity, BMW Auto Leasing LLC and the Indenture Trustee
10.9	Form of Back-Up Security Agreement, dated as of January 24, 2013, among Financial Services Vehicle Trust, BMW Manufacturing L.P., BMW Auto Leasing LLC, an issuing entity and the Indenture Trustee
10.10**	Form of Asset Representations Reviewer Agreement
10.11**	Form of ISDA Master Agreement and related forms of Schedule and Confirmation, each between a [swap][cap] counterparty and an issuing entity
23.1	Consent of Morgan, Lewis & Bockius LLP (included in Exhibits 5.1 and 8.1)
23.2	Consent of Richards, Layton & Finger, P.A. (included in Exhibit 5.2)
24.1	Powers of Attorney (included on signature pages)
24.2	Power of Attorney of the Vehicle Trustee authorizing BMW Financial Services NA, LLC to execute the Form SF-3 and any amendments thereto on behalf of Financial Services Vehicle Trust
25.1***	Statement of Eligibility and Qualification of the Indenture Trustee on Form T-1

*	Incorporated by reference to Amendment No. 2 to Registration Statement on Form S-1 (333-43128), filed with the SEC by the Registrant on October 31, 2000.
**	To be filed via pre-effective amendment.
***	To be filed pursuant to Section 305(b)(2) of the Trust Indenture Act of 1939 at the time of an offering of debt securities.